SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 24, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

COPEL
Companhia Paranaense de Energia

MANAGEMENT PROPOSAL

AND

MANUAL FOR PARTICIPATION IN GENERAL MEETINGS

212th Extraordinary General Meeting

August 4, 2025

CPLE B3 LISTED N2 | ISE B3 | IBOVESPA B3 | IDIVERSA B3 | ICO2 B3 | ELP LISTED NYSE | XCOP

CONTENTS

I. MESSAGE FROM MANAGEMENT

Dear Shareholder:

I am pleased to direct you to this Management Proposal and Manual for Participation in the Extraordinary General Meeting of Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This document has been prepared based on Copel's Corporate Governance policy, which is founded on transparency, equity, accountability and corporate responsibility.

The Proposal aims to present, in a clear and brief way, information related to the Company's Shareholders' Meeting, offering contributions that help the understanding of the proposals for resolution, encouraging the participation of shareholders in the events on the Company's corporate agenda.

The matters to be presented for resolution of shareholders as well as the types of shares granting the right to vote on each item of the agenda are described in the Call Notice and in the Management's Proposal.

Copel's 212th EGM will be convened to take place, on the first call, on August 4, 2025, at 2 p.m., and will be held exclusively digitally, with the participation of its shareholders virtually, through Ten Meetings digital platform, without prejudice to the possibility of exercising the vote by means of a Distance Voting Ballot.

It is also important to mention that the Meeting will be attended, among others, by members of the Executive Board and representatives of the Supervisory Board, the Statutory Audit Committee and the independent auditor, who will be in a position to provide additional clarifications on the matters on the agenda, in accordance with their respective duties.

Your participation is very important, since relevant issues for the Company and its shareholders will be addressed at this Meeting.

Yours sincerely,

Marcel Martins Malczewski
Chairman of the Board of Directors

II. GUIDELINES FOR PARTICIPATION IN THE EXTRAORDINARY GENERAL MEETING

Copel's shareholders may attend the Meeting:

(i) via Ballot Paper, made available to shareholders on the following websites: the Company's (ri.copel.com), B3 S.A. - Brasil, Bolsa, Balcão - B3 and Brazilian Securities and Exchange Commission - CVM; or

(ii) via the Digital Platform, which may be accessed in person or by duly appointed proxy, pursuant to CVM Resolution no. 81/2022 - RCVM 81, as described below.

Participation via Distance Voting Ballot

In order to facilitate and encourage the participation of its shareholders, Copel will adopt the remote voting system under the terms of RCVM 81, allowing its Shareholders to send distance voting ballots through their respective custody agents, the Bookkeeping Agent (Itaú Corretora de Valores S.A.) or directly to the Company, in accordance with the following guidelines:

Distance voting ballots have been made available on Copel's website (ri.copel.com) and on the CVM's (gov.br/cvm) and B3's (b3.com.br) websites, in printable and manually fillable versions.

Shareholders who choose to exercise their right to vote at a distance may (a) fill out and send the voting form directly to the Company, or (b) transmit the filling out instructions to qualified service providers, according to the guidelines below:

- ***Exercise of voting rights through service providers - Remote voting system***

  Shareholders who choose to exercise their voting rights remotely through service providers must transmit their voting instructions to their respective custody agents or through B3's Central Depository or, if the shares are in a book-entry environment, through the book-keeper, in compliance with the rules determined by the latter.

  To this end, shareholders must contact their custody agents, access B3's Central Depository or contact the bookkeeping agent and check the procedures they have established for issuing voting instructions via ballot paper, as well as the documents and information they require to do so.

  Ballot Papers must be sent to the custody agent, to the Central Depositary of B3 or to the bookkeeping agent, as applicable, in accordance with the procedures established by them, by July 31, 2025 or another specific date indicated by them.

- ***Shareholder sending the ballot directly to the Company***

Shareholders who choose to exercise his/her voting rights at a distance directly to the Company should preferably send a digitalized copy of the ballot and the pertinent documentation to the following e-mail address: ri@copel.com.

Alternatively, the shareholder may send the physical copy of the ballot paper and pertinent documentation to Copel's head office at Rua José Izidoro Biazetto nº 158, Bloco A, Bairro Campo Comprido, CEP 81200-240, Curitiba - PR, Brazil, Finance and Investor Relations Office, at its Investor Relations Department.

In order for the Voting Ballot to be considered valid, it is essential that:

(i) all its fields are duly filled out

(ii) all of its pages are initialed; and

(iii) at the end, the shareholder or his/her legal representative, as the case may be and in accordance with current legislation, has signed the form, and that it is accompanied by a copy of the following documents:

   (a) **for natural person shareholders:** identity document with photo of the shareholder and/or his representative, as case may be;

   (b) **for legal entity shareholders:**

   - last consolidated articles of incorporation or articles of incorporation and corporate documents evidencing the powers of representation of the shareholder; and
   - valid identity document with a photo of the legal representative.

   (c) **for investment funds:**

   - last consolidated regulation of the fund;
   - bylaws or articles of incorporation of its administrator or manager, as the case may be, subject to the voting policy of the fund;
   - corporate documents evidencing the powers of representation of the administrator or manager, as applicable; and
   - valid and identity document with a photo of legal representative.

Documents must be received by the Company, in full order, up to 4 days prior to the date of the General Meeting, that is, **by July 31, 2025 (inclusive),** pursuant to Article 27 of RCVM 8. Ballots received by the Company after this date will be disregarded.

Within three days from the date of receipt of the Bulletin, Copel will communicate to the shareholder whether the documents submitted are sufficient for the vote to be valid or the need for rectification or supplementation, under the terms of RCVM 81.

Exceptional situations

In addition, the Company informs that:

(i) in case of receipt of divergent ballot papers for a same CPF or CNPJ number, received directly by the Company and by the bookkeeping agent, the ballot sent by the bookkeeping agent shall prevail, pursuant RCVM 81;

(ii) in the event of receipt of divergent ballot papers for the same CPF or CNPJ number, received directly by the Company or by the Central Depositary, the ballots from the Central Depositary shall prevail, pursuant to RCVM 81;

(iii) when the Central Depositary receives divergent voting instructions for a same CPF or CNPJ, both will be disregarded, pursuant to RCVM 81;

(iv) once the period for receiving remote voting has expired, the shareholder will not be able to change the voting instructions, except at the General Meeting itself; and

(v) in the event of postponement of the meeting, the voting instructions will be considered normally, as well as if meeting is held on second call, provided that it is postponed for less than 30 days from the initially scheduled date, pursuant to RCVM 81.

Participation via Digital Platform

The Meeting will be held exclusively in digital mode, with shareholders attending virtually through the Ten Meetings digital platform ("Digital Platform"). Therefore, shareholders shall not attend the meeting in person.

For participation through the Digital Platform, the shareholder must, up to 2 days prior to the date of the Meeting, that is, until **02.08.2025**, access the link (https://assembleia.ten.com.br/685488074)and fill in all registration data and attach all documents necessary to enable their participation and/or vote at the Meeting:

Natural person shareholder	(a)	valid identification document with photo of the shareholder and attorney-in-fact, if applicable;
	(b)	instrument granting powers to a third party, if the shareholder is represented by a proxy; and
	(c)	indication of email for receipt of individual invitation for access to the Digital Platform and participation in the Meeting.
Legal entity shareholder	(a)	valid identification document with photo of legal representative;
	(b)	documents evidencing representation, including a copy of the minutes of the election of the director(s) who represent the shareholder attending the Meeting or who, as the case may be, grant(s) the power of attorney for participation in the Meeting, and the power of attorney instrument; and

	(c)	indication of e-mail address for receipt of individual invitation for access to the Digital Platform and participation in the Meeting.
Investment Fund	(a)	valid identification document with photo of legal representative;
	(b)	fund regulations in force;
	(c)	articles of incorporation or bylaws of its manager or administrator, as the case may be, subject to the voting policy of the fund;
	(d)	documents evidencing representation, including a copy of the minutes of the election of the director(s) of the manager(s) or director who will attend the Meeting or who, as the case may be, grant(s) the power of attorney for participation in the Meeting, and the power of attorney instrument; and
	(e)	indication of email for receipt of individual invitation for access to the Digital Platform and participation in the Meeting.

For participation through a proxy, the granting of representation powers must have taken place less than a year ago, pursuant to Art. 126, § 1 the Brazilian Corporate Law.

Additionally, in compliance with the provisions of Art. 654, § 1 and § 2 of the Civil Code, the power of attorney must contain an indication of the place where it was issued, the full qualification of the grantor and the grantee, date and purpose of the grant, and the designation and extension of the powers conferred.

The formalities of signature confirmation, authentication, notarization, consularization, apostille or sworn translation are exceptionally waived with in relation to the above documents, and their free translation into Portuguese is sufficient. Please note that documents in Portuguese, English and Spanish are also exempt from free translation. In such cases, the shareholder is responsible for the veracity and integrity of the documents submitted.

Copel's natural person shareholders can only be represented at the Meeting by a proxy who is a shareholder, a Company manager, a lawyer or a financial institution, as provided for in article 126, paragraph 1 of the Brazilian Corporate Law. The legal entities that are shareholders of the Company may be represented by an attorney-in-fact appointed in accordance with their articles of association or bylaws and according to the rules of the Civil Code, without the need for such person to be a Company manager, shareholder or attorney-in-fact (Proc. CVM RJ2014/3578; j. 4.11.2014).

Copel will analyze the information and documents received and will approve the registration. The shareholder will receive an email at the registered address indicating the approval or rejection of the registration, and, in the latter case, if applicable, guidelines for the regularization of the registration. In the case of proxy/representative, he/shr will receive an individual e-mail regarding the qualification status of each registered shareholder, and should provide, if necessary, document complementation.

The proxy that may represent more than one shareholder will only be able to vote at the meeting for the shareholders whose qualification has been confirmed by the Company.

Please note that the registration confirmation e-mail, as well as the reminder for the Meeting, will be sent exclusively to the e-mail address informed in the participation registration.

Under the terms of article 6, §3 of RCVM 81, the access to the Digital Platform will not be admitted by shareholders (directly or via proxies) who do not register through the link (https://assembleia.ten.com.br/685488074) and/or fail to attach the necessary participation documents within the term provided herein (until August 2, 2025, without fail).

Failure to receive registration

If the shareholder (or his/her proxy, as the case may be) has not received the confirmation of his/her registration, he/she should contact the Company, through the e-mail ri@copel.com or by telephone +55 (41) 3331- 4011 within 2 (two) hours before the start time of the Meeting, so that the guidelines can be forwarded to him/her.

In the event of the need for documentary supplementation and/or additional clarifications regarding the documents sent for the purposes of registration of participation, the Company will contact the shareholder (or their respective proxy, as the case may be) to request such documentary supplementation and/or additional clarifications in a timely manner, allowing the confirmation of the registration within the period referred to above.

Login information and guidelines to access the Digital Platform:

- ***Login Information:*** After the qualification is confirmed by the Company as to the verification of the regularity of the representation documents sent in the terms above, an e-mail will be forwarded to each shareholder (or their respective proxy, as the case may be) that has made the regular registration of participation, containing the information and guidelines to log into the Digital Platform.
- ***Confidentiality:*** The information and guidelines for access to the Digital Platform, including, but not limited to, the access password, are unique and non-transferable, and the shareholder (or his/her respective proxy, as the case may be) takes full responsibility for the possession and confidentiality of the information and guidelines transmitted to him/her by Copel under the terms of this Proposal.
- ***Shareholder's responsibilities:*** While using the Digital Platform, shareholders commit to:

  (i) use the logins and passwords registered solely and exclusively for remote monitoring and/or voting on the Meeting;

  (ii) not transfer or disclose, in whole or in part, the logins and passwords registered to any third party, shareholder or not, since invitation is non-transferable; and

(iii) not record or reproduce, in whole or in part, nor transfer, to any third party, shareholder or not, the content or any information transmitted by virtual means during the holding of the Meeting.

- ***Technology Requirements:*** To access the Digital Platform, the following are required:
  - (i) computer or smartphone with camera and audio that can be enabled; and
  - (ii) internet access connection of at least 10mb.
- ***Supported browsers:*** *Google Chrome*, *Edge*, or *Safari*.
- ***Incompatible browser:*** *The* Mozila Firefox browser is not compatible with the Digital Platform.
- ***VPN and cameras:*** It is recommended that the Shareholder disconnect any VPN or platform that may use their camera before accessing the Digital Platform.
- ***Smartphone:*** Although the platform is compatible with all operating systems and can also be accessed by smartphone, it is recommended that the shareholder access by computer, in order to have a better view of the event, giving preference to the Wi-Fi network for a more stable connection.
- ***Recording:*** *There will be a full recording of the Meeting, as required by item II, of § 1, of Art. 28, of RCVM 81.*
- ***Attendance and signing:*** The duly registered shareholder who participates in the Meeting digitally will be considered present, and may exercise their voting rights, and will be considered a signatory of the respective minutes, pursuant to the terms of RCVM 81.
- ***Connection issues:*** The Company is not responsible for any operational or connectivity problems that the shareholder may face, as well as for any other issues beyond the Company's control that may make it difficult or impossible for the shareholder to participate in the General Meetings by digital means.

Holders of ADRs

The financial depositary institution of American Depositary Receipts - ADRs in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the General Meeting.

Participation will take place through Banco Itaú, the representative of The Bank of New York Mellon in Brazil.

Convening of the General Meetings

Under the terms of article 135, caput, of the Corporation Law, for the General Meetings to be convened, on first call, it will be necessary for shareholders and/or their legal representatives

holding an interest corresponding to at least 1/4 of the Company's voting capital to be in a position to attend.

If the aforementioned percentage is not reached, a new call will be made at least eight days in advance, after which the Meeting will be held with any number of shareholders present.

Voting Rights

Only holders of common shares shall have the right to vote at this Meeting. Additionally, as provided for in Art. 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise the right to vote in a number greater than the equivalent of the percentage of 10% of the total number of shares in which the voting capital of Copel is divided, regardless of their stake in the share capital.

Approval of Matters on the Agenda

Pursuant to article 129 of the Brazilian Corporate Law, the resolutions of the General Shareholders' Meetings, subject to the exceptions provided for by law, shall be taken by absolute majority of votes, disregarding abstentions.

With regard to the agenda of the Meeting, the management notes that items 3 and 5, which refer to the amendment of preferences and advantages conferred to class "B" preferred shares and the creation of a class "C" of preferred shares, respectively, are subject to the qualified quorum provided for in art. 136 of the Brazilian Corporate Law.

Final Guidelines

Should there be any doubt concerning the Extraordinary General Meeting procedures and deadlines, please contact the Investor Relations Department at (+55) (41) 3331- 4011 or by e-mail at ri@copel.com.

III. CALL NOTICE RE-RATIFICATION

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Extraordinary General Meeting, to be held exclusively in digital mode, pursuant to art. 124 of Law no. 6404/76 - Brazilian Corporate Law and CVM Resolution no. 81/2022 - RCVM 81, and therefore be considered to be held at the Company's headquarters, on August 4, 2025, at 2 p.m., on first call, via the Ten Meetings digital platform (https://assembleia.ten.com.br/685488074), to decide on the following agenda:

1. Authorization for the administrators to submit to B3 S.A. — Brasil, Bolsa, Balcão ("B3") a request for the Company to enter, even if conditioned, the special segment of the B3 stock market called Novo Mercado and the admission of the Company's shares to trading in said segment;

2. Amendment of the statutory rules applicable to the conversion of shares, with the exclusion of item III of §11 of Art. 5 of the Bylaws to enable the PN Unification (as defined in item 4 below), observing that the effectiveness of this statutory amendment will be subject to the approval of creditors whose respective financial instruments provide for the early maturity of the debts of the Company or its subsidiaries as a result of the approval of any matters provided herein ("**Waivers**");

3. Amendment of the preferences and advantages granted to class "B" preferred shares ("**PNB**") to make them equivalent to class 'A' preferred shares ("**PNA**"), with the respective amendment to article 5 of the Company's Bylaws, the effectiveness of which will be subject to the Waivers being obtained;

4. Conditioned on the approval of items "2" and "3" above, the unification of the PNA and PNB share classes (PNA and PNB jointly, "**PN**"), through the mandatory conversion of all PNB shares into PNA ("**PN Unification**"), with the respective amendment of Art. 5 of the Company's Bylaws, whose effectiveness will be subject to obtaining the Waivers;

5. Amendment of Art. 5 of the Company's Bylaws to create a new class "C" of preferred shares, nominative, book-entry and without nominal value ("**PNC**"), compulsorily redeemable, without the need for approval at a special meeting of holders of PNC shares, pursuant to §6 of Art. 44 of the Brazilian Corporate Law;

6. Subject to the approval of the PN Unification, the mandatory conversion of all PN shares into common shares and PNC preferred shares, in the proportion of one new common share and one new PNC share for each PN share ("**PN Conversion**"), the effectiveness of which will be subject to the implementation of the following suspensive conditions ("**Suspensive Conditions – NM**"):

   (i) ratification of the PN Conversion at a special meeting of PN preferred shareholders, pursuant to Art. 136, § 1 of the Brazilian Corporate Law, to be convened in due course ("**PN Ratification**");

   (ii) andention of Waivers; and

(iii) effective entry of the Company into the Novo Mercado segment and effective admission of the shares issued by the Company to trading in the Novo Mercado segment ("**Migration to the Novo Mercado**").

7. Conditioned on the PN Conversion, application of available reserves in the compulsory redemption of all PNC shares, for the amount of R$ 0.7749 per share, without modification of the Company's share capital ("**Rescue**");

8. Conditioned on the PN Conversion, amendment and consolidation of the Company's bylaws to provide for the result of the PN Conversion, the improvement in governance rules and the inclusion of the provisions required by the Novo Mercado listing regulation, in accordance with the management proposal ("**Statutory Reform**");

9. Authorization for Management to perform all acts necessary to implement the resolutions above.

Documents referring to the matters to be discussed at the Extraordinary General Meeting, including the Management's Proposal and the Manual for Participation in General Shareholders' Meetings, are available for shareholders' consultation at the Company's headquarters as well as on its website (ri.copel.com).

The Meeting will be held exclusively in digital mode, so as to promote greater accessibility for shareholders and increase efficiency in the process of organizing and conducting the Meeting. Thus, shareholder participation may be:

a) through a voting ballot, the template for which is available to shareholders on the following websites: the Company's (ri.copel.com), Brasil, Bolsa, Balcão - B3 and Brazilian Securities and Exchange Commission (CVM); or
b) via digital platform (Ten Meetings), which shall be accessed personally or by a dully appointed proxy, according to RCVM 81.

Shareholders may participate in the Meeting whether or not they have sent in the voting ballot. If they have sent it and choose to also participate in the Meeting, they may change the votes cast via Ballot by expressing this decision at the beginning of the Meeting.

The Ballots may be sent, under the terms of RCVM 81, through the shareholders' custody agents, to the Central Depositary of B3 or, if the shares are in a book-entry environment, to the bookkeeper (Itaú Corretora de Valores S.A.) or, also, directly to the Company, in accordance with the guidelines set out in the Proposal, by July 31, 2025 or, in the case of service providers, within the period respectively set by them.

To participate in the Meeting via Digital Platform, up to 2 days before the Meeting is held, that is, until August 2, 2025, the shareholder must access the Ten Meetings platform (https://assembleia.ten.com.br/685488074) fill in all the registration data and attach all the documents necessary for their qualification to participate and/or vote in the Meeting, namely:

Natural Person Shareholder:

a) valid identification document with photo of the shareholder and proxy, if applicable;
b) instrument granting powers to a third party, if the shareholder participates through a proxy; and
c) indication of email to receive an individual invitation to access to the Digital Platform and participate in the Meeting.

Legal Entity Shareholder or Investment Fund:

a) valid identification document with photo of the legal representative;
b) documents proving representation, including a copy of the minutes of the election of the director(s) who represent the shareholder attending the Meeting or who, as the case may be, grant(s) the power of attorney to attend the Meeting, and the power of attorney instrument;
c) in the case of an investment fund, copies of:
    i. regulations of the fund in effect;
    ii. articles of incorporation or bylaws of its manager or administrator, as the case may be, subject to the voting policy of the fund; and
d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting

For participation by proxy, the granting of powers of representation must have taken place less than one year previously, pursuant to article 126, paragraph 1 of the Brazilian Corporate Law.

In addition, in compliance with the provisions of article 654, paragraph 1 and paragraph 2 of the Civil Code, the power of attorney must contain an indication of the place where it was given, the full qualifications of the grantor and the grantee, the date and purpose of the grant with the designation and extent of the powers conferred.

Natural persons who are shareholders of Copel may only be represented at the Meeting by a proxy who is a shareholder, officer of the Company, lawyer or financial institution, as provided for in art. 126, §1 of the Brazilian Corporate Law. Legal entities that are shareholders of the Company may be represented by a proxy appointed in accordance with their articles of association or bylaws and in accordance with the rules of the Civil Code, without the need for such person to be an officer of the Company, a shareholder or a lawyer (Proc. CVM RJ2014/3578, j. 4.11.2014).

Shareholders who fail to register and/or report the absence of receipt of access instructions in the manner and within the time limits set out above and in the Proposal will not be able to participate in the Meeting. On the date of the Meeting, the shareholder's attendance will only be recorded by accessing the electronic system, in accordance with the instructions and within the times and deadlines published by the Company.

Pursuant to RCVM 81, additional information and instructions for access to the Digital Platform and/or submission of the Voting Ballot are included in the Proposal.

Curitiba, July 11, 2025.

Marcel Martins Malczewski

Chairman of the Board of Directors

Publication

This Call Notice Re-ratification is published, in accordance with current legislation, in the Valor Econômico newspaper, as from 14.07.2025, and on the Company's *website* (ri.copel.com).

IV. Management Proposal

In order to facilitate the understanding and participation of the Shareholder Lords in the Meeting, clarifications of the Company's Management on the matters that will be the subject of a deliberation to exercise the conscious vote are presented below.

***

1. AUTHORIZATION FOR THE COMPANY'S ADMINISTRATORS TO SUBMIT TO B3 S.A. - BRAZIL, STOCK EXCHANGE, COUNTER ("B3") A REQUEST FOR ENTRY OF THE COMPANY, EVEN IF CONDITIONED, IN THE SPECIAL SEGMENT OF THE B3 STOCK MARKET CALLED THE *NOVO MERCADO* AND ADMISSION OF THE COMPANY'S SHARES TO NEGOTIATION IN SAID SEGMENT

Clarifications

In line with the constant search for improvement of corporate governance, and following the process initiated in recent years, the Company's management submits to the Shareholders' Meeting the proposal for Copel to join and effectively list its shares in the special segment of the B3 stock market called Novo Mercado, which is exclusive for companies that adopt the highest corporate governance practices ("**Migration to the Novo Mercado**").

Among rules in force, we highlight the division of capital into voting shares only, favoring the principle of "one share, one vote", as well as the requirement of specific policies and collegiate bodies, many of which are already voluntarily adopted by the Company due to its commitment to best practices.

Migration to the Novo Mercado, therefore, requires the conversion of preferred shares of the Company into common shares.

the conversion of shares mentioned above and comply with the mandatory rules of the Novo Mercado segment, it will be necessary to amend the Company's Bylaws. The proposal for reform of the Bylaws for this purpose is presented in item 8 of this Proposal (and is further detailed in **Appendices II, III and IV**). In addition, it should be emphasized that the subject matters object of items 2, 3, 4 and 5 of this Proposal also refer to amendments necessary to enable the implementation of the steps that make up the proposed structure for Migration to the Novo Mercado, as highlighted throughout this Proposal.

Thus, we subject for Shareholders approval the authorization for the Company to request its admission to the Novo Mercado segment, observing that the effective approval by B3 may be conditioned on the conversion of shares, approval of the amendment of Bylaws discussed below and the approval of policies and rules of procedure, among other requirements.

Voting right

Holders of common shares have the right to vote on this item of the agenda. Additionally, pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (10 percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Approvals

This matter was subject to review by the Board of Directors, at its 258th Extraordinary Meeting, held on June 23, 2025, and at its 259th Extraordinary Meeting, held on July 11, 2025; and by the Supervisory Board, at its 536th Meeting, held on June 23, 2025, and at its 537th Meeting held on July 11, 2025.

2. AMENDMENT OF THE STATUTORY RULES APPLICABLE TO THE CONVERSION OF SHARES, WITH THE EXCLUSION OF ITEM III OF § 11 OF ART. 5 OF THE COMPANY'S BYLAWS TO ENABLE PN UNIFICATION (AS DEFINED IN ITEM 4 BELOW), NOTING THAT THE EFFECTIVENESS OF THIS AMENDMENT WILL BE SUBJECT TO THE APPROVAL OF CREDITORS WHOSE FINANCIAL INSTRUMENTS PROVIDE FOR THE EARLY MATURITY OF THE DEBTS OF THE COMPANY OR ITS SUBSIDIARIES AS A RESULT OF THE APPROVAL OF ANY MATTERS PROVIDED HEREIN ("*WAIVERS*");

Clarifications

The current wording of Art. 5, § 11, of the Company's Bylaws provides for certain rules of conversion of shares, essentially establishing that:

(i) class A preferred shares ("**PNA**") may be converted into class B preferred shares ("**PNB**"), at any time;

(ii) PNA and PNB shares may be converted into common shares, in accordance with the terms, conditions and procedures defined by the Board of Directors; and

(iii) common shares and the PNB shares may not be converted into PNA shares under any circumstances.

Firstly, it should be noted that these conversion rules were introduced in another context, when the Company still had the *Units Program*, extinguished in 2023. Thus, these rules are no longer justified i view of the current composition of the Company's share capital and the proposed Migration to Novo Mercado.

As highlighted above, the Company intends to carry out the Migration to Novo Mercado, which requires the conversion of PNA and PNB shares into common shares.

In this sense, in line with the following items of the agenda of this Meeting, the structure proposed by Management to enable Migration to the Novo Mercado will include, in summary:

(a) the change in the preferences and advantages of PNB shares to match PNA shares, with the subsequent unification of the PNA and PNB classes (collectively referred to as "**PN**") through the mandatory conversion of all PNB shares into PNA ("**PN Unification**");

(b) the creation of a new class C preferred share ("**PNC**") compulsorily redeemable, without the need for approval at a special meeting of holders of PNC shares, pursuant to art. 44, §6, of the Brazilain Corporate Law;

(c) the mandatory conversion of all PN shares into common shares and PNC shares, observing the proportion of one new common share and one new PNC share for each PN share ("**PN Conversion**"), the effectiveness of which will be subject to the implementation of certain suspensive conditions, detailed in item 6 of this Proposal; and

(d) conditioned on PN Conversion, the application of the available reserves in the mandatory redemption of all PNC shares for the amount of BRL 0.7749 per share, without modification of the share capital ("**Rescue**").

To enable the implementation of the above steps, particularly PN Unification, the Company's management proposes to previously exclude Art. 5, §11, III, of the Bylaws, revoking the restriction on the conversion of common shares and PNB shares into PNA shares.

The Company's management understands that there is no reason to maintain such restriction, either because it was created in a specific context, connected to a unit-based capital structure, which no longer exists, or because, after the preferences and advantages of PNB shares have been equalized with those of PNA shares, nothing prevents the unification of PNB and PNA, through the mandatory conversion of PNB to PNA.

The updated wording of Art. 5 of the Company's Bylaws, without this restriction, is highlighted in the table contained in item 3 below. It should be noted too that, at the end of the Migration to Novo Mercado process, considering the implementation of the PN Conversion and of the Statutory Reform proposed in item 8 of the agenda, the wording presented in Appendices II, III and IV to this Proposal shall prevail.

Finally, one must bear in mind that the effectiveness of this statutory reform is conditioned on obtaining the *Waivers*.

Given that this deliberation is conditional on obtaining the *Waivers*, the Company's management clarifies that it has already started analysing its financial contracts and negotiating in order to obtain the necessary approvals from the creditors whose contracts provide for early maturity due to the changes proposed herein. The Board of Directors will meet in due course to certify compliance with this condition, keeping its shareholders and the market in general informed about the effectiveness of this resolution.

Voting right

Holders of common shares have the right to vote on this item of the agenda. Additionally, pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (10 percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Approvals

This matter was subject to review by the Board of Directors, at its 258th Extraordinary Meeting, held on June 23, 2025, and at its 259th Extraordinary Meeting, held on July 11, 2025; and by the Supervisory Board, at its 536th Meeting, held on June 23, 2025, and at its 537th Meeting held on July 11, 2025.

3. CHANGE IN PREFERENCES AND ADVANTAGES CONFERRED TO CLASS "B" PREFERRED SHARES ("PNB") TO MATCH CLASS "A" PREFERRED SHARES ("PNA"), WITH THE PERTINENT AMENDMENT OF ART. 5. OF THE COMPANY'S BYLWAS, CONDITIONED ON OBTAINING *WAIVERS*

Clarifications

The proposal provides for the amendment of Art. 5 of the Bylaws to change the preferences and advantages currently conferred on PNB shares, in order to match them to those conferred on PNA shares, observing that the effectiveness of this deliberation will be conditioned on the obtaining of *Waivers*.

Under this Proposal, once Waivers are obtained, the preferences and advantages of the PNA and PNB shares would be equalized and such modification would be reflected in the wording of Art. 5 of the Bylaws, to the extent that PNB shares would have priority in the distribution of minimum dividends of 10% (ten percent) per year, that would be apportioned among them equally, calculated on the basis of equity corresponding to that type and class of shares, paid up until December 31 of the immediately preceding fiscal year, an amount that would be imputed to the mandatory dividend.

In view of this scenario, management subjects to Shareholders' approval the amendment of Art. 5, § 7, I, IV, V and VI; the exclusion of Art. 5, § 7, II and III; and the renumbering of the other items of said paragraph, so that, between obtaining the Waivers and the effective Migration to the Novo Mercado, Art. 5, § 7, of the Company's Bylaws would come into force with the following new wording:

> *"Art. 5 (...)*
>
> *§ 7 Preferred shares shall give their holders the following preferences and advantages:*

I. Preferred shares shall have priority in the distribution of minimum dividends of 10% (ten percent) per year, to be equally apportioned among them, on the basis of equity corresponding to this type of shares, paid up until December 31 of the immediately preceding fiscal year, an amount that will be imputed to the mandatory dividend provided for in Article 87;

II. The dividend to be paid to each prefered share shall be at least 10% (ten percent) higher than that attributed to each common share, in accordance with the provisions of Federal Law No. 6,404/1976 and subsequent amendments;

III. Preferred shares shall acquire the right to vote if, for a period of 03 (three) consecutive years, they are not paid the priority or minimum dividends to which they are entitled;

IV. Preferred shares insure their holders the right to be included in a public offer to acquire shares as a result of the Disposal of Company Control at the same price and under the same conditions offered to the Disposing Controlling Shareholder;

V. The special class preferred share held by the State of Paraná will give the State of Paraná priority in the reimbursement of capital, without premium, in the event of liquidation of the company, corresponding to the percentage of the share capital that such share represents, and the power to veto in general meeting resolutions (...)"

Additionally, considering the proposal to match preferences and advantages between PNB and PNA shares, with the subsequent unification of the classes, it is reiterated that, in line with item 2 of the agenda, the Company's management also proposes the exclude Art. 5, § 11, III, which currently prohibits the conversion of PNB shares into PNA shares. These changes are consolidated in the table below.

In compliance with art. 12, II, of RCVM 81, please find highlighted below the changes proposed to theBylaws in items 2 and 3 of this agenda, and the report that details the origin and justification of the proposed reform, analyzing itslegaland economic effects:

Current Articles of Incorporation	Proposed Amendment to Bylaws
Art. 5. (...) § 7 Preferred shares shall give their holders the following preferences and advantages:	*Art. 5. (...) § 7 Preferred shares shall give their holders the following preferences and advantages:*
I. Class A preferred shares shall have priority in the distribution of minimum dividends of 10% (ten percent) per year, to be equally apportioned among them on the basis of equity corresponding to this type and class of shares, paid up until	*I. ~~Class A~~ preferred shares shall have priority in the distribution of minimum dividends of 10% (ten percent) per year, to be equally apportioned among them, on the basis of equity corresponding to this type ~~and class~~ of shares, paid up until December 31 of the*

December 31 of the immediately preceding fiscal year, an amount that will be imputed to the mandatory dividend provided for in Article 87	*immediately preceding fiscal year, an amount that will be imputed to the mandatory dividend provided for in Article 87*
II. Class B preferred shares shall have priority in the distribution of mandatory dividends, to be apportioned equally among them, corresponding to the portion of the amount equivalent to at least 25% (twenty-five percent) of net profit, adjusted in accordance with Federal Law No. 6.404/1976 and subsequent amendments, calculated proportionally to equity capital for this type and class of shares, paid up by December 31 of the immediately preceding fiscal year;	~~*II. Class B preferred shares shall have priority in the distribution of mandatory dividends, to be apportioned equally among them, corresponding to the portion of the amount equivalent to at least 25% (twenty-five percent) of net profit, adjusted in accordance with Federal Law No. 6.404/1976 and subsequent amendments, calculated proportionally to equity capital for this type and class of shares, paid up by December 31 of the immediately preceding fiscal year;*~~
III. Dividends guaranteed by the previous item to class B preferred shares will only be a priority in relation to common shares and will only be paid to the account of profits remaining after paying the priority dividends of class A preferred shares;	~~*III. Dividends guaranteed by the previous item to class B preferred shares will only be a priority in relation to common shares and will only be paid to the account of profits remaining after paying the priority dividends of class A preferred shares;*~~
IV. The dividend to be paid to class A and class B preferred shares shall be at least 10% (ten percent) higher than that attributed to each common share, in accordance with the provisions of Federal Law No. 6.404/1976 and subsequent amendments;	~~*IV*~~*II. The dividend to be paid to* ~~*class A and class B*~~ *preferred shares shall be at least 10% (ten percent) higher than that attributed to each common share, in accordance with the provisions of Federal Law No. 6.404/1976 and subsequent amendments;*
V. Class A and class B preferred shares shall acquire the right to vote in full if, for a period of 03 (three) consecutive years, they are not paid the priority or minimum dividends to which they are entitled; and	~~*V*~~*III.* ~~*Class A and class B*~~ *preferred shares shall acquire the right to vote in full if, for a period of 03 (three) consecutive years, they are not paid the priority or minimum dividends to which they are entitled; and*
VI. Class A and class B preferred shares insure their holders the right to be included in a public offer to acquire shares as a result of the Disposal of Company Control at the same price and under the same conditions offered to the Disposing Controlling Shareholder; and	*IV*~~*I*~~*.* ~~*Class A and class B*~~ *preferred shares insure their holders the right to be included in a public offer to acquire shares as a result of the Disposal of Company Control at the same price and under the same conditions offered to the Disposing Controlling Shareholder; and*
VII The special class preferred share held by the State of Paraná will give the State of Paraná priority in the reimbursement of capital, without premium, in the event of liquidation of the company, corresponding to the percentage of the share capital that such	*V*~~*II*~~ *The special class preferred share held by the State of Paraná will give the State of Paraná priority in the reimbursement of capital, without premium, in the event of liquidation of the company, corresponding to the percentage of the share capital that such*

share represents, and the power to veto in general meeting resolutions: (...)	*share represents, and the power to veto in general meeting resolutions: (...)*
§ 11 The shares issued by the Company may be converted into another type and class, observing the following rules: (...)	*§ 11 The shares issued by the Company may be converted into another type and class, observing the following rules: (...)*
III common shares and class B preferred shares may not be converted into class A preferred shares under any circumstances.	~~*III common shares and class B preferred shares may not be converted into class A preferred shares under any circumstances.*~~

Rationale and Impacts: The amendment tothe statutory provisionsherein aims to reflect the equivalence between the preferences and advantages conferred on PNA shares and PNB shares, in the context of the proposal to unify the preferred share classes object of item "4" on the agenda.

In this regard, Management clarifies that the PNA and PNB shares issued by tha Company currently have substantially equal rights, sharing the same political rights and, in practical terms, similar economic rights, as can be seen from the current version of Art. 5 of its Bylaws.

It is worth noting that, when examining the preferences and advantages expressed in Art. 5, §7, I, one can see that the Company's Bylaws establish a priority, intended for PNA shares, in the distribution of minimum dividends of 10% per year, to be equally apportioned among them, calculated on the basis of the equity of this type and class of shares, paid up by December 31 of the precedidng fiscal year, and that it will be attributed to the mandatory dividend.

Nevertheless, in light of the Company's current Dividend Policy (NPC 0107 Dividend Policy), whose last version was approved by the 262nd Ordinary Meeting of the Board of Directors held on May 8, 2025 ("**Dividend Policy**"), the parameters for defining the annual amount of dividend to be paid out by the Company consider, as a rule, the minimum of 75% of net profit earned – which, in practical terms, as has been the case in recent years, implies an equality of economic rights between the PNA and PNB classes.

Nevertheless, in order to remedy this formal distinction, the Company's management proposed, in this item 3 of the agenda of this Meeting, the change of preferences and advantages of PNB shares, in order to also equalize them in formal aspects to PNA shares, in the terms provided for in the Bylaws - including with respect to such right of priority in the receipt of dividends.

The changes described above in the preferences and advantages of PNB shares do not imply any loss to holders of PNA or PNB shares.

The Company's management considers this amendment tobe both relevant and timelyin the context of the proposal to unify the preferred share classes in order to enable the Company's migration to the Novo Mercado. Additionally, by equalizing the preferences and advantages attributed to the PNA and PNB classes in its Bylaws, the Company's management understands that it formally recognizes the equivalence of the rights conferred to each preferred share class, especially in light of the Company's current dividend policy.

> The Company's management also notes that, if the PN Conversion and Migration to the Novo Mercado are approved and the suspensive conditions for migration are verified, the current holders of PNA and PNB shares will have their shares converted into common shares, favoring the composition of the Company's share capital required to enable entry into the Novo Mercado.
>
> Finally, it should be noted that, if approved, the amendment can grant the holders of common shares the right of recess, pursuant to the terms presented below.

Given that this resolution is conditioned on obtaining the Waivers, the Company's management reinforces that it has started analysing its financial contracts and negotiations in order to obtain the necessary approvals from the creditors whose contracts provide for early maturity due to the changes proposed herein. The Board of Directors will meet in due course to certify compliance with this condition, keeping its shareholders and the market in general informed about the effectiveness of this resolution.

With regard to item 3 on the agenda, management notes that shareholders holding common shares that do not approve the change of preferences and advantages conferred to PNB shares to match PNA shares - whether by dissention, abstention or absence - will have the right to withdraw from the Company, through the reimbursement of shares that are proven to be held uninterruptedly between this date and the date of effective exercise of the right of recess, pursuant to Art. 137, § 1, of the Corporations Law.

It is also important to note that Copel reserves the right to convene a general meeting to ratify or reconsider this resolution, if management believes that the payment of the price of reimbursement of common shares to dissidenting shareholders who exercised the right of withdrawal will jeopardize the financial stability of the Company, pursuant to Art. 137, §3, of the Corporation Law.

It should also be noted that, pursuant to Article 107 of the Company's current Bylaws, in the event of exercise of the right of withdrawal by shareholders holding common shares, the reimbursement amount will correspond to the book equity value of the share, calculated on the basis of the net equity contained in the last financial statements approved by the general meeting, ensuring the right to draw up a special balance sheet, as provided for in Art. 45 of the Brazilian Corporate Law.

The information relating to the right of withdrawal applicable to potentially dissenting holders of common shares, in compliance with Article 21 of the RCVM 81, can be found in **Appendix I** to this Proposal.

Voting right

Holders of common shares have the right to vote on this item of the agenda. Additionally, pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (10 percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Approvals

This matter was subject to review by the Board of Directors, at its 258th Extraordinary Meeting, held on June 23, 2025, and at its 259th Extraordinary Meeting, held on July 11, 2025; and by the

Supervisory Board, at its 536th Meeting, held on June 23, 2025, and at its 537th Meeting held on July 11, 2025.

4. CONDITIONED ON THE APPROVAL OF ITEMS "2" AND "3" ABOVE, THE UNIFICATION OF THE PNA AND PNB SHARE CLASSES (PNA AND PNB, TOGETHER, "PN"), THROUGH THE MANDATORY CONVERSION OF ALL PNB SHARES INTO PNA ("PN UNIFICATION"), WITH THE RESPECTIVE AMENDMENT OF ART. 5 OF THE COMPANY'S BYLAWS, WHOSE EFFICACY WILL BE SUBORDINATED TO OBTAINING WAIVERS

Clarifications

As highlighted above, the PN Unification, substantiated in the conversion of PNB shares into PNA shares, must occur prior to the PN Conversion and the implementation of the Migration to the Novo Mercado.

Once the preferences and advantages of the PNA and PNB shares (object of item 3 of the agenda) have been formally equalized, the Company's management understands that the most appropriate measure is the PN Unification, in order for the holders of PNA shares and PNB shares to jointly decide on the PN Conversion within the scope of a special meeting of preferential shareholders, pursuant to Art. 136, §1, of the Corporations Law.

The joint decision is justified not only because the legal status of the current holders of PNA and PNB shares will be equivalent and because such shareholders will be subject to the same effects of the proposed operation, and there will be no loss of right to the PN share classes. In addition, distortions are avoided in the decision-making process, especially considering the small representation of PNA shares in the total share capital of the Company and its high degree of share dispersion.

Thus, the proposal for PN Unification presented herein, whose effectiveness remains subject to obtaining the Waivers described in item 3 above, becomes a fundamental measure to enable the appropriate resolution on the subsequent PN Conversion and Migration to the Novo Mercado.

Finally, the Management emphasizes that the changes to Art. 5 of the Bylaws to reflect the PN Unification are already described in the table in item 3 above.

Voting right
Holders of common shares have the right to vote on this item of the agenda. Additionally, pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (10 percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Approvals
This matter was subject to review by the Board of Directors, at its 258th Extraordinary Meeting, held on June 23, 2025, and at its 259th Extraordinary Meeting, held on July 11, 2025; and by the

Supervisory Board, at its 536th Meeting, held on June 23, 2025, and at its 537th Meeting held on July 11, 2025

5. AMENDMENT OF ART. 5 OF THE COMPANY'S BYLAWS FOR CREATION OF CLASS "C" PREFERRED SHARES, NOMINATIVE, BOOK-ENTRY AND WITHOUT NOMINAL VALUE ("PNC"), COMPULSORILY REDEEMABLE, WITHOUT THE NEED FOR APPROVAL AT A SPECIAL MEETING OF PNC SHAREHOLDERS, UNDER § 6 OF ART. 44 OF THE BRAZILIAN CORPORATE LAW

Clarifications

The proposal provides for the amendment of Art. 5 of the Bylaws to create a new class of preferred shares, called "PNC", nominative, book-entry and without nominal value, compulsorily redeemable.

In the context of the Migration to the Novo Mercado, as indicated in the items above, the Company's share capital should be exclusively composed of voting shares, which will require the conversion of the PN shares (current PNA and PNB shares, which will be unified) into common shares, if the proposal contained in item 4 above (PN Unification) is approved by the EGM.

The structure proposed by the Company's management to enable this conversion of shares - PN Conversion, detailed in item 6 below - assumes, in summary: **(a)** the creation of the new PNC preferred share class; and **(b)** the mandatory conversion of all PN shares into common shares and "PNC" shares, observing the proportion of 1 common share and 1 PNC share for each 1 PN share.

Accordingly, in the event of approval, current holders of PNA and PNB shares will receive 1 common share and 1 compulsorily redeemable PNC share. The PNC share created herein would be redeemed immediately after conversion, without the need for new approval at a Special Meeting of the PNC shareholders, as authorized by article 44, §6, of the Brazilian Corporate Law. The terms and conditions of the redemption of PNC shares are detailed in item 4 of this Proposal

Under the proposed terms, PNC shares will have the following characteristics, rights and advantages, to be provided for in Article 5 of the Bylaws, as below:

"Art. 5. (...)

§ 1. Subject to the provisions of Article 100, the Company may, by resolution of the General Meeting, issue preferential, nominative and non-nominal shares, which will have the following characteristics, rights and advantages:

I. except for the provisions of the Level 2 Regulation until migration to the Novo Mercado, they shall not grant the holder the right to vote in the resolutions of the General Meeting, nor shall they acquire the right to vote fully in the event of non-declaration or payment of the proceeds to which they are entitled;

II. they shall grant priority to repayment of capital in the event of liquidation of the Company's

assets, without premium, in the amount corresponding to the percentage of the share capital represented by such share;

III. they are automatically and compulsorily redeemable immediately upon issuance, without the need for a special meeting of holders of preferred shares, for the amount to be defined at the time of its issuance, to be paid in national currency on the date of redemption, occasion on which the Company is permitted to withhold amounts for tax payment purposes, taxes, fees and expenses for which, by law, the Company is responsible for withholding at the source on behalf of the shareholder.

IV. they confer the right to receiving proceeds on equal terms with the common shares issued by the Company; and

V. they confer the right to be included in a public offer of disposal of control, on equal terms with common shares."

It should be emphasized that the proposal to amend Article 5 of the Bylaws, pursuant to the above terms, is already included in **Appendices II, III and IV** to this Management Proposal, which, in compliance with the provisions of Article 12 of RCVM 81[1], highlight the changes proposed to the Company's Bylaws (including the reform proposed in item 8 of the agenda), detailing the origin and justification of the proposed changes and analysis of their legal and economic effects.

It is also noted that, in compliance with Article 18 of RCVM 81, **Appendix V** to this Management Proposal provides information relating to the creation of a new preferred share class.

Finally, **Appendix VI** also provides information relating to the right of withdrawal to the holders of PN shares, as required by Article 21 of RCVM 81.

Voting right

Holders of common shares have the right to vote on this item of the agenda. Additionally, pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (10 percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Approvals

This matter was subject to review by the Board of Directors, at its 258th Extraordinary Meeting, held on June 23, 2025, and at its 259th Extraordinary Meeting, held on July 11, 2025; and by the

---

[1] For clarification purposes, the appendices related to the Bylaws include the following information:
Annex II - Company Bylaws reflecting, among other changes, the new wording of Art. 5, with the proposed changes highlighted, in accordance with Art. 12 of RCVM 81.
Annex III – Comparative table with the proposed amendment to the Company's Bylaws reflecting, among other amendments, the new wording of Art. 5, with description of the current articles and proposed articles and the justifications for the amendment, in accordance with Art. 12 of the 81 SmPC; and
Annex IV - Bylaws of the consolidated Company.

Supervisory Board, at its 536th Meeting, held on June 23, 2025, and at its 537th Meeting held on July 11, 2025.

6. CONDITIONED ON THE APPROVAL OF PN UNIFICATION, MANDATORY CONVERSION OF ALL PN SHARES INTO COMMON SHARES AND PREFERRED PNC SHARES, OBSERVING THE PROPORTION OF ONE NEW COMMON SHARE AND ONE NEW PNC SHARE FOR EACH PN SHARE ("PN CONVERSION"), THE EFFECTIVENESS OF WHICH WILL BE SUBJECT TO THE IMPLEMENTATION OF THE FOLLOWING SUSPENSIVE CONDITIONS ("SUSPENSIVE CONDITIONS - NM"):

(i) **RATIFICATION OF THE PN CONVERSION AT A SPECIAL MEETING OF PREFERRED SHAREHOLDERS, PURSUANT TO ART. 136, § 1 OF THE BRAZILIAN CORPORATE LAW ("PN RATIFICATION");**

(ii) **OBTAINING *WAIVERS*; AND**

(iii) **EFFECTIVE ENTRY OF THE COMPANY INTO THE *NOVO MERCADO* SEGMENT AND EFFECTIVE ADMISSION TO TRADING OF THE COMPANY'S SHARES IN THE *NOVO MERCADO* SEGMENT ("MIGRATION TO *NOVO MERCADO*").**

Clarifications

As highlighted above, to enable Migration to the Novo Mercado, the Company's management proposes a structure that includes the PN Conversion, namely, the mandatory conversion of all PN shares (currently PNA and PNB shares unified) into common shares and PNC shares - observing the proportion of 1 common share and 1 PNC share for each 1 PN share.

It should be emphasized once again that the PN Conversion is necessary to meet the requirements of the Novo Mercado Regulation.

Pursuant to Art. 8 of the Regulation, except for special classes of preferred shares in the event of destatization – as attributed to the State of Paraná pursuant to Art. 5 of the Bylaws – the share capital of the companies listed in the Novo Mercado must be divided exclusively into common shares. For clarification purposes, the preferred shares owned by the State of Paraná will not be subject to any modification in this Migration to the Novo Mercado process.

Thus, the Company's management proposes that the Shareholders decide on the PN Conversion, the effectiveness of such conversion being conditioned on:

(i) ratification by the holders of preferred shares (unified PNA and PNB shares) gathered at a special meeting, pursuant to Art. 136, §1 of the Brazilian Corporate Law, to be convened in due course ("**PN Classification**");

(ii) obtaining the Waivers; and

(ii) migration to the Novo Mercado, with the effective admission of shares issued by the Company to trading in the segment.

With regard to the Suspensive Conditions - NM, the Company's management reinforces that it will adopt all the relevant measures for its compliance.

Firstly, preferred shareholders will be convened to decide on PN Ratification at a special meeting ("**AGESP PN**"), as set forth in Article 136, §1, of the Corporations Law.

The convening of the AGESP PN will only occur after the approval of the PN Unification (and obtaining of Waivers), so that, at the time of the AGESP PN, the necessary corporate approvals to enable the PN Unification (object of items 2, 3 and 4 of the agenda of this EGM) will have been obtained.

In this sense, the current shareholders holding PNA and PNB shares will participate in the same special meeting, on equal terms, and the matter will be considered approved, pursuant to §1 of Art. 136 of the Brazilian Corporate Law, upon approval by holders of more than half of the PN shares (which, as mentioned, shall include the current PNA and PNB shares, considering the PN Unification).

The convening of AGESP PN, with the information pertinent to the resolution by the PN shareholders, will be timely disclosed to the market by the Company's management.

The current holders PNA and PNB shares who do not approve the PN Conversion in AGESP PN - either by dissention, abstention or absence —shall have the right to withdraw from the Company, through reimbursement of the shares that they are proven to be uninterrupted holders between the date of the relevant fact that announced the PN Conversion, on June 23, 2025 (date the transaction was disclosed to the market), and the effective exercise date of the right of wihdrawal, pursuant to art. 137, § 1, of the Brazilian Corporate Law.

It is also important to note that Copel reserves the right to convene a general meeting to ratify or reconsider the deliberation, if Management believes that the payment of the price of reimbursement of the PN shares to the dissenting shareholders who exercised the right of withdrawal will jeopardize the financial stability of the Company, pursuant to Art. 137, §3, of the Corporation Law.

It should also be emphasized that, pursuant to Article 107 of the Company's Bylaws, in the event of exercise of the right of withdrawal by shareholders holding PN shares, the amount of reimbursement will correspond to the book equity value of the share, calculated based on the net equity contained in the last financial statements approved by the general meeting, ensuring the right to draw up the special balance sheet provided for in Art. 45 of the Corporate Law.

With regard to the Waivers, the Company's management reiterates that it has already started the analyses for its obtaining and will conduct the pertinent negotiations with the creditors in a timely manner.

Finally, the PN Conversion also remains conditional on the Migration to the Novo Mercado – the order of which will be submitted to B3, as proposed in item 1 of the agenda of this Meeting. In this regard, the Company only clarifies that this condition will be considered fulfilled when B3 approval occurs, even if conditional, and the setting of the date on which the Company's shares will be traded on the Novo Mercado, without prejudice to any operational aspects necessary to carry out the PN Conversion itself.

It should be noted that if the PN Conversion is concluded, the Company's capital will be divided exclusively into common, nominative, book-entry shares and without nominal value, with the exception of the Golden Share owned by the State of Paraná.

Information regarding the right of withdrawal arising from the PN Conversion, in compliance with Article 21 of the 81 RCVM, is found in **Annex VI** to this Proposal.

Voting right

Holders of common shares have the right to vote on this item of the agenda. Additionally, pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (10 percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Approvals

This matter was subject to review by the Board of Directors, at its 258th Extraordinary Meeting, held on June 23, 2025, and at its 259th Extraordinary Meeting, held on July 11, 2025; and by the Supervisory Board, at its 536th Meeting, held on June 23, 2025, and at its 537th Meeting held on July 11, 2025

7. CONDITIONED ON THE PN CONVERSION, APPLICATION OF AVAILABLE RESERVES IN THE COMPULSORY REDEMPTION OF ALL THE PN SHARES, FOR THE AMOUNT OF R$ 0.7749 PER SHARE, WITHOUT MODIFICATION OF THE SHARE CAPITAL ("REDEMPTION")

Clarifications

In order to promote adherence and encourage shareholder approval of the transaction, especially the current holders of PNA and PNB shares, the Company's management proposes that the Conversion of Shares include, in addition to the delivery of the corresponding number of common shares (in the proportion of 1 common share for each PN share, as applicable), the delivery of 1 compulsorily redeemable PNC share, with the characteristics, rights and advantages provided for in item 5 of this Proposal.

The Company's management proposes that the redemption, to be carried out immediately after the PN Conversion, be effected at the amount of R$ 0.7749 per PNC share redeemed.

Under the proposed terms, the Redemption will be effective without reduction of share capital, through the application of available profit and capital reserves.

The Company emphasizes that the Redemption is conditioned on the prior implementation of the PN Conversion.

Finally, the Company reinforces that Redemption will not be subject to the approval of the holders of "PNC" shares, in view of the proposal to amend Art. 5 of the Bylaws and the provisions of Art. 44, § 6, of the Corporate Law.

Voting right

Holders of common shares have the right to vote on this item of the agenda. Additionally, pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (10 percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Approvals
This matter was subject to review by the Board of Directors, at its 258th Extraordinary Meeting, held on June 23, 2025, and at its 259th Extraordinary Meeting, held on July 11, 2025; and by the Supervisory Board, at its 536th Meeting, held on June 23, 2025, and at its 537th Meeting held on July 11, 2025

8. CONDITIONED ON PN CONVERSION, AMENDMENT AND CONSOLIDATION OF THE COMPANY'S BYLAWS TO PROVIDE FOR IMPROVEMENT IN GOVERNANCE AND AUTHORITY RULES AND INCLUSION OF THE PROVISIONS REQUIRED BY THE NOVO MERCADO LISTING REGULATION, PURSUANT TO THE MANAGEMENT PROPOSAL, ("AMENDMENT OF BYLAWS")

Clarifications
In view of the matters highlighted above, the Company's management proposes the Amendment of Bylaws to provide for and enable the PN Conversion (reflecting the result of its implementation), the improvement in governance and authority rules and the inclusion of the provisions required by the Novo Mercado Regulation.

The effectiveness of the Shareholders' resolution that approves the Amendment of Bylaws will be subject to the effective PN Conversion, which, in turn, is subject to the implementation of the Suspensive Conditions - NM detailed in item 6 above.

Finally, it should be emphasized that the information required by RCVM 81[2], in the context of the reform of the Bylaws proposed herein, can be found in **Appendices II, III and IV** to this Management Proposal.

Voting right
Holders of common shares have the right to vote on this item of the agenda. Additionally, pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (10 percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Approvals
This matter was subject to review by the Board of Directors, at its 258th Extraordinary Meeting, held on June 23, 2025, and at its 259th Extraordinary Meeting, held on July 11, 2025; and by the

[2] For clarification purposes, the appendices related to the Bylaws include the following information:
Annex II - Company Bylaws reflecting, among other changes, the new wording of Art. 5, with the proposed changes highlighted, in accordance with Art. 12 of RCVM 81.
Annex III – Comparative table with the proposed amendment to the Company's Bylaws reflecting, among other amendments, the new wording of Art. 5, with description of the current articles and proposed articles and the justifications for the amendment, in accordance with Art. 12 of the 81 SmPC; and
Annex IV - Bylaws of the consolidated Company.

Supervisory Board, at its 536th Meeting, held on June 23, 2025, and at its 537th Meeting held on July 11, 2025

9. AUTHORIZATION FOR ADMINISTRATORS TO PERFORM ALL ACTS NECESSARY TO IMPLEMENT THE DELIBERATIONS

Clarifications
Finally, it is proposed that the Company's management be authorized to perform all the acts necessary to carry out the aforementioned deliberations, including filing, before the competent auhtorities, the consolidated version of the Bylaws reflecting the changes approved herein.

Approvals
This matter was subject to review by the Board of Directors, at its 258th Extraordinary Meeting, held on June 23, 2025, and at its 259th Extraordinary Meeting, held on July 11, 2025; and by the Supervisory Board, at its 536th Meeting, held on June 23, 2025, and at its 537th Meeting held on July 11, 2025

V. APPENDICES

Appendix I – Information regarding the right of withdrawal by shareholders holding common shares, in accordance with Art. 21 of RCVM 81

Appendix II – Company Bylaws reflecting, among other amendments, the new wording of Art. 5, with the proposed changes highlighted, in accordance with Art. 12 of RCVM 81.

Appendix III – Comparative table with the proposed amendment to the Company's Bylaws reflecting, among other amendments, the new wording of Art. 5, with description of the current articles and proposed articles and the justifications for the amendment, in accordance with Art. 12 of RCVM 81.

Appendix IV – Consolidated Bylaws of the Company.

Appendix V – Information regarding the creation of a new preferred share class (PNC), in accordance with Art. 18 of RCVM 81

Appendix VI – Information regarding the right of withdrawal by shareholders holding PN shares, in accordance with Art. 21 of RCVM 81

Appendix I

INFORMATION RELATING TO THE RIGHT OF WITHDRAWAL, IN ACCORDANCE WITH ART. 21 OF RCVM 81 (ANNEX H OF RCVM 81)

1. **Describe the event that gave or will give rise to the withdrawal and its legal basis**

Under this Proposal, with the objective of enabling the migration of the Company to the Novo Mercado segment of B3, the Company's management proposed to its shareholders, among other matters, the change in preferences and benefits conferred to class "B" preferred shares ("**PNB**") to match class "A" preferred shares ("**PNA**"), with the respective amendment of Art. 5 of the Company's Bylaws, whose effectiveness will be subject to the approval of creditors whose financial instruments provide for the early maturity of the debts of the Company or its subsidiaries as a result of the approval of any matters provided herein ("**Waivers**").

Pursuant to Article 136, II, of the Brazilian Corporate Law, the structure proposed above, with the equalizing of the preferences and advantages conferred on PNA shares with PNB shares, involves matters that, under the terms of the Brazilian Corporate Law (art. 137, I), confer the right of withdrawal to the holders of common shares, in view of the expansion of preferences and advantages of the former PNB shares.

Shareholders who hold common shares that do not approve the change in preferences and advantages conferred to PNB shares to match PNA shares – whether by dissention, abstention or absence – will have the right to withdraw from the Company, through the reimbursement of shares of which they are proven to be uninterrupted holders between this date and the date of effective exercise of the right of withdrawal, pursuant to Art. 137, § 1, of the Brazilian Corporate Law.

The criteria for calculating the reimbursement amount in the event of exercising of the right of withdrawal are provided for in item 5 below.

Finally, the Company notes that it reserves the right to convene a general meeting to ratify or reconsider the decision, if administrators understand that payment of the price of the reimbursement of common shares to dissenting shareholders who exercised the right of withdrawal will put the financial stability of the Company at risk, pursuant to Art. 137, §3, of the Brazilian Corporate Law.

2. **Report the shares and classes to which the withdrawal applies**

The right of withdrawal will be applicable to holders of common shares that do not approve – whether by dissention, abstention or absence – the change of preferences and advantages conferred on the PNB to match the PNA at the General Shareholders' Meeting.

3. **Inform the date of the first publication of the call notice of the meeting, as well as the date of communication of the material fact regarding the decision that gave or will give rise to the withdrawal**

The Material Fact regarding the proposals that will give rise to the right of withdrawal is disclosed by the Company on this date, July 11, 2025.

The re-ratification of the call notice of this Meeting, contemplating the subject of granting the preferences and advantages conferred on PNA shares to PNB shares, shall be published as from July 11, 2025.

4. Inform the deadline for exercising the right of withdrawal and the date that will be considered for the purpose of determining the holders of the shares that may exercise the right of withdrawal

Uninterrupted holders of common shares between this date (11 July 2025), and the date of effective exercise of the right of withdrawal, pursuant to Art. 137, § 1, of the Brazilian Corporate Law.

Among such shareholders, those holders of common shares who do not approve – whether by dissention, abstention or absence, at the General Meeting, the change of preferences and advantages conferred on PNBs to match PNAs may exercise the right of withdrawal. Pursuant to Art. 137, IV, of the Brazilian Corporate Law, the deadline for exercising the right of withdrawal, under penalty of forfeiture, will be up to 30 days from the date of publication of the minutes of the EGM.

5. Report the amount of the reimbursement per share or, if it is not possible to determine it in advance, the management estimate of this amount

Pursuant to Article 107 of the Company's Bylaws, in the event of exercise of the right of withdrawal by shareholders holding common shares, the amount of reimbursement will correspond to the book equity value of the share, calculated based on the net equity contained in the last financial statements approved by the general meeting, ensuring the right to draw up the special balance sheet provided for in Art. 45 of the Brazilian Corporate.

Based on this criterion, the equity value of the Company's shares calculated based on the financial statements for the fiscal year ended December 31, 2024, adjusted based on the net equity divided by the number of outstanding shares, excluding shares in treasury, would correspond to BRL 8.6467556201 per share.

6. Inform how reimbursement is to be calculated

The amount of the reimbursement will correspond to the book equity value of the share, calculated based on the net equity contained in the last financial statements approved by the general meeting, observing the provisions of item 5 above.

7. Inform whether shareholders will be entitled to request the drawing up of the special balance sheet

The right to draw up the special balance sheet provided for in art. 45 of the Brazilian Corporate Law will be guaranteed, in compliance with the provisions of item 5 above.

8. If reimbursement amount is determined by evaluation, list experts or specialist companies recommended by management

Not applicable.

9. In the event of incorporation, incorporation of shares or merger involving controlling and controlled companies or under common control

a) Calculate stock replacement relationships based on equity value at market prices or other criteria accepted by CVM

b) Inform whether the relationships of substitution of the actions provided for in the operation protocol are less advantageous than those calculated in accordance with item 9 (a) above

c) Report the reimbursement amount calculated based on the value of the equity at market prices or other criteria accepted by the CVM

Not applicable.

10. Report the equity value of each share calculated according to the last approved balance sheet

The equity value of the Company's shares calculated based on the financial statements for the fiscal year ended December 31, 2024, adjusted based on the net equity divided by the number of shares outstanding, excluding shares in treasury, would correspond to BRL 8.6467556201 per share.

CORPORATE BYLAWS OF COMPANHIA PARANAENSE DE ENERGIA

Approved and consolidated by the 212th Extraordinary Shareholders' meeting of August 4, 2025.

Registration as Corporate Taxpayer (CNPJ): 76.483.817/0001-20

Commercial Registry Number: 41300036535

Brazilian SEC Registration: 1431-1

Address: Rua José Izidoro Biazetto, 158 - bloco A

Curitiba - Paraná - Brazil

Postal code: 81200-240

e-mail: copel@copel.com

Website: http://www.copel.com

Phone: +55 41 3310-5050

Fax: + 55 41 3331-4145

CONTENTS

CONVENTIONS:
SM: SHAREHOLDERS' MEETING
ESM: EXTRAORDINARY SHAREHOLDERS' MEETING
JUCEPAR: COMMERCIAL REGISTRY OF THE STATE OF PARANÁ
ONS (DOE PR): OFFICIAL NEWSPAPER OF THE STATE OF PARANÁ

Note: The original text was filed at the Commercial Registry of the State of Paraná under number 17,340, on June 16, 1955 and published in the Official Newspaper of the State of Paraná of June 25, 1955.

THIS IS A FREE TRANSLATION. IN CASE OF DIVERGENCES WITH THE PORTUGUESE VERSION, THE PORTUGUESE VERSION SHALL PREVAIL.

CHAPTER I - NAME, LIFE TERM, HEAD OFFICE AND CORPORATE PURPOSES

Article 1 Companhia Paranaense de Energia, hereinafter referred to as "Copel" or "Company", is a publicly-held corporation, legal entity under private law, governed by these Bylaws and the applicable legal provisions.

~~**Sole Paragraph**~~. **§1** The Company's name shall not be altered.

§2 With the Company's entry into the Novo Mercado da B3 S.A. – Brazil, Bolsa, Balcão ("B3"), the Company, its shareholders, including controlling shareholders, administrators and members of the supervisory board, when installed, are subject to the provisions of the Novo Mercado Regulation.

Article 2 The Company's term is indefinite.

Article 3 Copel is headquartered in and subject to the jurisdiction of the city of Curitiba, in the state of Paraná, Brazil, and may establish branches, service centers, divisions and offices in the country and abroad.

~~**Sole Paragraph.** The Company shall always be headquartered in the State of Paraná, Brazil.~~

Article 4 The Company's corporate purposes are:

I researching and studying, technically and economically, any sources of energy, providing solutions for sustainable development;

II researching, studying, planning, constructing, and developing the production, transformation, transportation, storage, distribution, and trade of energy in any of its forms, chiefly electric power, as well as fuels and energetic raw materials;

III studying, planning, designing, constructing, and operating dams and their reservoirs, as well as other undertakings for multiple uses of water resources;

IV providing services in energy trading, energy infrastructure, information and technical assistance concerning the rational use of energy to business undertakings with the aim of implementing and developing economic activities, upon approval by the Board of Directors; and

V developing activities in the areas of energy generation, electronic data transmission, electronic communications and control, cellular telephone systems, and other endeavors that may be deemed relevant to the Company, being authorized, for such aims, upon approval by the Board of Directors, to join, preferably holding major stakes or controlling interest, consortia or concerns, to participate in bidding processes of new concessions and/or already established special purpose companies to exploit already existing concessions, having taken into consideration, besides the projects' general features, their respective social and environmental impacts.

Paragraph 1 The Company may, in order to achieve its corporate purpose, establish subsidiaries, take control of a company and hold stocks of other companies or entities related to its corporate purpose, upon approval by the Board of Directors.

Paragraph 2 In order to achieve its corporate purpose, and within its area of operations, the Company may open, install, maintain, transfer or extinguish branches, facilities, offices, representations or any other establishments, as well as appoint representatives, in compliance with the applicable laws and regulations.

~~**Paragraph 3** With the admission of the Company to the special listing segment of B3 (Brasil, Bolsa, Balcão), called Level 2 of Corporate Governance, the Company, its shareholders, senior managers (members of the Board of Directors and of the Executive Board) and members of the~~

Supervisory Board are subject to the provisions on the Regulation of Level 2 Listing (Level 2 Regulation).

Paragraph 4 The provisions of B3's Level 2 of Corporate Governance Regulations shall prevail over the provisions of these Bylaws, in the event of prejudice to the rights of the addressees of the tender offer provided for in these Bylaws.

CHAPTER II - CAPITAL STOCK AND SHARES

Article 5 Underwritten paid up capital is R$12,831,618,938.25 (twelve billion and eight hundred and thirty-one million, six hundred and eighteen thousand, nine hundred and thirty-eight reais and twenty five cents), represented by 2,982,810,591 (two billion, nine hundred and eighty-two million, eight hundred and ten thousand, five hundred and ninety-one) shares, with no par value, composed of 1,300,347,300 (one billion, three hundred million, three hundred and forty-seven thousand and three hundred) common shares and 1,682,463,291 (one billion, six hundred and eighty-two million, four hundred and sixty-three thousand, two hundred and ninety-one) preferred shares of which 3,128,000 (three million and one hundred and twenty-eight thousand) shares are class A and 1,679,335,290 (one billion, six hundred and seventy-nine million, three hundred and thirty-five thousand, two hundred and ninety) shares are class B, divided into 2,982,810,590 (two billion, nine hundred and eighty-two million, eight hundred and ten thousand five hundred and ninety) common, nominative, bookkeeping shares and without nominal value and 1 (one) special class preferred share held exclusively by the State of Paraná.

§1 Having observed the provisions of Article 100, the Company may, by resolution of the General Meeting, issue preferential, nominative and no nominal value shares, which will have the following characteristics, rights and advantages:

I except for the provisions of the Level 2 Regulation until migration to the Novo Mercado, they do not grant the holder the right to vote in the resolutions of the General Meeting, nor will they acquire the right to vote in full in the event of non-declaration or payment of the proceeds to which they are entitled;

II confer priority of capital reimbursement in the event of liquidation of the Company's assets, without premium, in the amount corresponding to the percentage of the share capital represented by such share;

III are automatically and compulsorily redeemable immediately upon issuance, without the need for a special meeting of shareholders holding preferred shares, the amount to be defined at the time of its issuance, to be paid in national currency on the date of redemption, the Company is permitted to withhold amounts for tax payment purposes, taxes, fees and expenses for which, by law, the Company is responsible for carrying out the collection at the source in the name and on behalf of the shareholder;

IV confer the right to receive proceeds on equal terms with the common shares issued by the Company; and

V confer the right to be included in a public offer of transfer of control, on equal terms with common shares.

Paragraph 12 Upon approval by the Board of Directors, after consulting with the Supervisory Board, if installed, in accordance with current legislation, the capital stock may be increased, irrespective of any amendment to the Bylaws, up to the limit of 4,000,000,000 (four billion) shares, through:

I the capitalization of profits and reserves;

II if the Shareholders' meeting so decides, the issuance of bonus shares, of bonds convertible into shares or the granting of a stock options plan approved by the Shareholders' meeting to directors, officers and employees, the exercise of the corresponding conversion or subscription rights; or

III placement for sale on the stock exchange or public offering of new common shares.

Paragraph ~~2~~3 The shares are registered, in book-entry form, held in deposit accounts at an authorized financial institution.

Paragraph ~~3~~4 The Company is authorized to choose the financial institution, upon resolution of the Board of Directors, to keep the book-entry shares in deposit accounts.

Paragraph ~~4~~5 Upon approval by the Board of Directors, the Company may purchase its own shares, in compliance with the rules set down by the Securities Commission.

Paragraph ~~5~~6 The special class preferred share, held exclusively by the State of Paraná, can only be redeemed upon legal authorization and resolution in an Extraordinary Shareholders' Meeting.

~~**Paragraph 6** The capital stock may be increased upon issuance of common and class B preferred shares, regardless of any proportional relation to the existing share classes or common shares, up to the limit provided for in Brazilian Federal Law 6404/1976, and further amendments.~~

~~**Paragraph 7** Preferred shares and shall confer on their holders the following preferences and advantages:~~

~~I Class A preferred shares shall be given priority in the distribution of a minimum annual dividend of ten percent, to be equally allotted among them, such dividends being calculated based on the paid-in capital proper to such share type and class up to December 31 of the previous financial year and which shall be imputed to the mandatory dividend provided for in Article 87;~~

~~II Class B preferred shares shall be given priority in the distribution of a minimum annual dividend, to be equally allotted among them, in the amount of, at least, twenty five percent of the net profit duly adjusted, as provided for in Brazilian Federal Law 6404/1976, and further amendments, and determined upon the paid-in capital proper to such share type and class on December 31 of the previous financial year.~~

~~III The above mentioned dividends, awarded to class B preferred shares, shall have priority of distribution only in relation to common shares and shall be paid from the remaining profits after the dividends of the class A preferred shares have been distributed.~~

~~IV The dividends to be paid per preferred class A and B share shall be at least ten percent higher than the dividends to be paid per common share, as provided for in Brazilian Federal Law 6404/1976, and further amendments;~~

~~V Preferred shares shall acquire voting rights if, for three consecutive financial years, those shares are not granted the minimum dividends to which they are entitled;~~

~~VI Preferred shares assure their holders the right to be included in a public offer for the acquisition of shares as a result of the Sale of Company Control at the same price and under the same conditions offered to the Selling Controlling Shareholder; and~~

~~VII~~ §7 The special class preferred share held by the State of Paraná shall grant the State of Paraná priority in the distribution of the capital, without premium, in the event of liquidation of the company, corresponding to the percentage that such share represents in the capital stock, and the power of veto in the resolutions of the Shareholders' Meeting:

a) that authorize the Directors to approve and execute the Annual Investment Plan of Copel Distribuição S.A. if the investments, as of the 2021/2025 tariff cycle, deemed prudent by the Brazilian Electricity Regulatory Agency - Aneel, do not reach, at least, 2.0x of the Regulatory Reintegration Quota (Quota de Reintegração Regulatória - QRR), of that same Ordinary Tariff Review cycle and/or, in the aggregate, until the expiration of the concession agreement;

b) that aim at modifying the Company's Bylaws with the purpose of removing or changing:

1. the obligation to maintain the Company's current name;
2. the obligation to maintain the Company's headquarters in the State of Paraná;
3. the prohibition for any shareholder or group of shareholders to exercise voting rights in a number superior to ten percent (10%) of the amount of shares into which the Company's voting capital is divided;
4. the prohibition on the execution, filing and registration of shareholders' agreements for the exercise of voting rights, except for the formation of voting blocs with a number of

votes below the limit established in the Company's Bylaws; and

5. the exclusive power of the Shareholders' Meeting to authorize management to approve and execute the Annual Investment Plan of Copel Distribuição S.A. if the investments, as of the 2021/2025 tariff cycle, deemed prudent by Aneel, do not reach, at least, 2.0x of the Regulatory Reintegration Quota (QRR), in that same cycle of Ordinary Tariff Review and/or, in the aggregate, until the expiration of the concession agreement.

Paragraph 8 Each preferred class A and B share confers on its holder the restricted right to vote on the following matters exclusively:

I transformation, incorporation, merger or spin-off of the Company;

II approval of agreements between the Company and the Controlling Shareholder, directly or through third parties, as well as other companies in which the Controlling Shareholder has an interest, whenever, by virtue of legal or statutory provision, they are resolved in a Shareholders' Meeting;

III valuation of assets destined to the payment of the Company's capital increase;

IV choice of specialized institution or company to determine the economic value of the Company, pursuant to Article 102 of these Bylaws;

V amendement or revocation of bylaw provisions that alter or modify any of the requirements set forth in item 4.1 of B3's Level 2 Corporate Governance Regulations. Such voting right shall only prevail while the Level 2 Corporate Governance Agreement is in effect; and

VI exclusion or alteration that aims to suppress the right provided for in item XXIX of article 30, as well as in this item. Such amendment shall require the approval of the majority of the holders of preferred shares entitled to vote at an Extraordinary Shareholders' Meeting called for this purpose.

Paragraph 98 Without prejudice to the power of veto provided for in paragraph 7 of this article, the special class preferred share held by the State of Paraná shall not be entitled to vote, nor shall it acquire voting rights in case of non-payment of the dividends to which it is entitled.

Paragraph 109 The veto power provided for in item VII of paragraph 7 of this article shall be exercised in accordance with Paraná State Law No. 21,272/2022 and further applicable legislation.

Paragraph 11 Shares issued by the Company may be converted into another type and class, subject to the following rules:

I class A preferred shares may be converted into class B preferred shares at any time;

II class A and B preferred shares may be converted into common shares, in accordance with the terms, conditions and procedures defined by the Board of Directors; and

III common shares and class B preferred shares may not be converted into class A preferred shares under any circumstances.

Paragraph ~~12~~**10** The issuance of shares, warrants, convertible bonds or other securities, up to the limit of the authorized capital, through placement for sale on the stock exchange or public offering, may be authorized with the exclusion of subscription rights or the reduction of the period for the exercise of such right, in accordance with the provisions of Brazilian Federal Law 6404/1976, as amended.

Paragraph ~~13~~**11** Bonds may be simple or convertible into shares, pursuant to Brazilian Federal Law 6404/1976 and subsequent amendments.

Article 6 No shareholder or group of shareholders, Brazilian or foreign, state-owned or private, may exercise voting rights in a number superior to the percentage of ten percent (10%) of the total number of shares into which Copel's voting capital is divided, regardless of their ownership interest in the capital stock.

~~**Sole Paragraph.** In the event that preferred shares issued by Copel have restricted voting rights or if they come to confer full voting rights pursuant to Article 111, paragraph 1, of Brazilian Federal Law 6404/1976, the limitation contained in the *caption* of this Article 6 shall cover such preferred shares, so that all shares held by the shareholder or group of shareholders conferring voting rights with respect to a given resolution (whether common or preferred) shall be considered for purposes of calculating the number of votes pursuant to the *caption* of this article.~~

Article 7 Shareholders' agreements aimed at exercising voting rights on more than the amount of shares corresponding to 10% (ten percent) of the total number of shares into which Copel's voting capital is divided are strictly forbidden, ~~including in the circumstance described in the sole paragraph of article 6 above.~~

Paragraph 1 The Company will not file a shareholders' agreement on the exercise of voting rights that is in violation of the provisions of these Bylaws.

Paragraph 2 The Chairman of the Shareholders' Meeting shall not compute votes cast in disagreement with the rules foreseen in articles 6 and 7 of these Bylaws, without prejudice to the exercise of the right of veto by the State of Paraná pursuant to article 5 of these Bylaws.

Article 8 For the purposes of these Bylaws, two or more shareholders of the Company shall be deemed to be a group of shareholders:

I if they are parties to a voting agreement, either directly or through controlled companies, controlling companies, or companies under common control;

II if one is a direct or indirect controlling shareholder or controlling company of the other(s);

III if they are companies controlled directly or indirectly by the same person or company, or group of persons or companies, whether shareholders or not; or

IV if they are companies, associations, foundations, cooperatives, trusts, investment funds or portfolios, *universality of rights* (*a collection of legal relationships involving tangible or intangible assets such as an estate, with rights and obligations that are economically determinable*), or any other forms of organization or undertaking whose directors or officers are the same, or, furthermore, whose directors or managers are companies controlled directly or indirectly by the same person or company, or group of persons or companies, whether shareholders or not.

Paragraph 1 Investment funds with the same director or manager will only be considered to be a group of shareholders if their investment policy and voting policy in shareholders' meetings, under the terms of the respective regulations, is the responsibility of the director or manager, as the case may be, on a discretionary basis.

Paragraph 2 In addition to the provisions of this article, any shareholders represented by the same agent, manager or attorney in any capacity, will be considered parties to the same group of shareholders, except in the case of holders of securities issued under the Company's Depository Receipts program, when represented by the respective depository bank, provided that they do not fall within any of the other circumstances provided for in the caption sentence or in paragraph 1 of this article.

Paragraph 3 All parties to shareholders' agreements that address the exercise of voting rights shall be considered to be members of a group of shareholders for the purposes of applying the limitation on the number of votes referred to in articles 6 and 7.

Paragraph 4 Shareholders shall keep Copel informed about their belonging to a group of shareholders pursuant to these Bylaws if such shareholder group holds, in total, shares representing ten percent (10%) or more of Copel's voting capital.

Paragraph 5 The presiding board of Shareholders' Meetings may request documents and information from shareholders as they deem necessary to verify the possible belonging of a shareholder to a group of shareholders that may hold ten percent (10%) or more of Copel's voting capital.

CHAPTER III - SHAREHOLDERS' MEETING - SM

Article 9 The Shareholders' Meeting is the Company's highest decision-making body, with power to decide upon all matters related to its corporate purpose, and shall be governed by current legislation.

Article 10 The Shareholders' Meeting shall be convened by the Board of Directors or, when authorized by law, by the Executive Board, by the Supervisory Board, if installed, or by shareholders.

Article 11 The Shareholders' Meeting shall be convened under the terms of the legislation in force, and all documents concerning the agenda for the meeting shall be made available to shareholders ~~on the date of its calling~~, including electronically.

Sole paragraph. In order to be brought before the Shareholders' Meeting, a matter must be properly specified in the notice of meeting, the inclusion of general subjects in the agenda of the Shareholders' Meeting not being permitted.

Article 12 The Shareholders' Meeting shall be opened and presided over by the Chairman of the Board of Directors, or by a deputy appointed by him or her, or by a shareholder elected at that time by his or her peers.

Paragraph 1 The quorum required for the opening and passing of resolutions at the Shareholders' Meetings shall be the one established by current legislation.

Paragraph 2 The Chairman of the Shareholders' Meeting shall appoint a secretary among those present.

Article 13 The Annual Shareholders' Meeting shall be held every year within the first four months subsequent to the end of the financial year, in order to decide on matters set in accordance with legal provisions. Extraordinary Shareholders' Meetings may be called whenever necessary.

Sole Paragraph. The Annual Shareholders' Meeting and the Extraordinary Shareholders' Meeting may be called and held cumulatively at the same place, date and time, and recorded in a single meeting minutes.

Article 14 Each common share ~~shareholder entitled to vote on an~~ shall have one vote on an item of the Shareholders' Meeting agenda, subject to the limits for each shareholder and group of shareholders, pursuant to articles 6 and 7 of these Bylaws.

Article 15 A shareholder may participate of Shareholders' Meetings or authorize another person to act for him or her by proxy. Such proxy, with limited powers, along with pertinent documents, shall be presented before or at the time of the meeting, in accordance with legal requirements.

Article 16 The minutes of the Shareholders' Meeting shall be drawn up as a summary of the facts occurred, including any dissenting opinions and protests, and shall only contain a transcription of the resolutions passed, pursuant to paragraph 1 of Article 130 of Brazilian Federal Law 6404 of 1976, and shareholders' signatures may be omitted upon their publishing, pursuant to paragraph 2 of Article 130 of Federal Law 6404 of 1976.

Article 17 Unless otherwise required by law, the Shareholders' Meeting shall be held to decide on the following matters:

I increase in capital stock beyond the limit authorized in these Bylaws;
II valuation of assets contributed by the shareholder for the capital stock;
III transformation, merger, incorporation, spin-off, dissolution and liquidation of the Company;
IV amendment of these Bylaws;
V election and removal, at any time, of the members of the Board of Directors and of he Supervisory Board, if installed, along with their alternates;
VI setting the global compensation of Executive Officers, Directors, members of the Supervisory Board ~~and members of Statutory Committees~~;
VII approval of the financial statements, managements' accounts, the allocation of the income for the year and the distribution of dividends, in accordance with the dividend policy;
VIII authorization for the Company to file civil liability suits against the Directors and Officers for damages caused to its assets;
IX disposal of real estate directly connected to the rendering of services and the granting of liens on them;
X swap of shares or other securities;
XI issuance of convertible bonds beyond the limit of authorized capital set forth in these Bylaws;
XII issuance of any other certificates and securities convertible into shares, in Brazil or abroad, beyond the limit of authorized capital set forth in these Bylaws;
XIII election and removal, at any time, of liquidators, upon inspection of their liquidation accounts; and
XIV authorization for the Company's Directors and Officers to approve and execute the Annual Investment Plan of Copel Distribuição S.A. if the investments, as of the 2021/2025 tariff cycle, deemed prudent by Aneel, do not reach, at least, 2.0x of the Regulatory Reintegration Quota (QRR), in that same cycle of Ordinary Tariff Review and/or, in the aggregate, until the expiration of the concession agreement.
XV suspension of the exercise of shareholders' rights, under the terms of article 120 of Brazilian Federal Law 6404/76.

XVI approve, pursuant to the Novo Mercado Regulation, the waiver of making a Public Offering to Purchase Shares in the event of voluntary departure from the Novo Mercado.

Sole Paragraph. Observed the private competences attributed by the legislation, the Shareholders' Meeting may deliberate on all relative matters concerning the Company and the materials that may be submitted to it by the Board of Directors.

CHAPTER IV - MANAGEMENT OF THE COMPANY

Article 18 The management of the Company shall be entrusted to the Board of Directors and to the Executive Board.

Sole Paragraph. The term for the members of the Board of Directors or the Executive Board extends until the investiture of the newly elected directors.

SECTION I - THE BOARD OF DIRECTORS - BD

Article 19 The Board of Directors is the strategic decision-making body in charge of the direction of the Company's business.

Number, investiture and term of office

Article 20 The Board of Directors shall consist of a minimum of seven and a maximum of nine members, elected and dismissed by the Shareholders' Meeting, whose unified term of office shall be of two years, reelection being permitted under the terms of Brazilian Federal Law 6404/1976 and other applicable regulations.

Paragraph 1 In compliance with the provisions of Brazilian Federal Law 6404/1976, the Rules of Procedure of the Board of Directors shall establish the rules for nominating candidates and the election system to be adopted to fill the positions of Directors.

~~**Paragraph 2** Shareholders holding preferred shares that meet the percentages and requirements set forth in Article 141, paragraphs 4 and 5, of Brazilian Federal Law 6404/1976 shall be entitled to elect one Director.~~

~~**Paragraph 3** The Board of Directors of the wholly-owned subsidiaries shall be composed of, at least, three members, including the Chief Subsidiary Officer of the respective wholly-owned subsidiary and one member of the Company's Executive Board.~~

Paragraph ~~4~~2 The positions of Chairman of the Board of Directors and Chief Executive Officer or of the Company's main executive shall not be simultaneously occupied by the same person.

Paragraph ~~5~~3 The Chairman of the Board of Directors shall be elected by the peers at the first meeting after the members of the Board take office or at the first meeting after such positions becomes vacant.

Paragraph ~~6~~4 The appointments to the Board of Directors must comply with the requirements and prohibitions imposed by Brazilian Federal Law 6404/1976, and the appointment policy ~~and internal rules of members of statutory bodies~~, in addition to meeting the following parameters:

~~I~~ having a majority of independent Directors, in compliance with B3's ~~Corporate Governance Level 2~~ Novo Mercado Regulation

and other national and international regulations. The characterization of nominees as independent must be deliberated at the Shareholders's Meeting ~~that elects them;~~

~~II when estimating the number of independent members, rounding must observe B3's Corporate Governance Level 2 Regulations;~~
II as a result of the calculation of independent members referred to in the item above, the result generates a fractional number, the Company must round up to the immediately higher whole number.

~~III at least one of the members mentioned in Paragraph 6 shall compulsorily have recognized professional experience in matters of corporate accounting in order to sit on the Statutory Audit Committee provided for in these Bylaws.~~

Article 21 Directors shall take office in compliance with the conditions established in Brazilian Federal Law 6404/1976 and further applicable legal provisions.

Vacancies and replacements

Article 22 In the event of vacancy of a position in the Board of Directors, before term expiration, the Board of Directors shall call a Shareholders' Meeting to elect a replacement to serve for the remainder of the term of office.

Paragraph 1 In compliance with the applicable legal requirements and prohibitions, the remaining Directors shall appoint a substitute for the vacant member until the first Shareholders' Meeting, pursuant to Brazilian Federal Law 6404/1976.

Paragraph 2 Should all the positions of the Board of Directors fall vacant, a Shareholders' Meeting shall be convened by the Executive Board.

Paragraph 3 In the event of vacancy of a position in the Board of Directors filled through cumulative voting, a Shareholders' Meeting shall be called to elect replacements for all the positions filled through this system, to serve for the remainder of the term of office.

Article 23 The role of member of the Board of Directors is personal and does not allow for alternates.

Procedure

Article 24 ~~Ordinary meetings of the Board of Directors shall be held once a month~~. The Board of Directors shall meet ordinarily, at least 09 (nine) times a year. Extraordinary meetings shall be convened whenever necessary, as provided for in article 25 of these Bylaws.

Article 25 The meetings of the Board of Directors shall be called by its Chairman, or by the majority of its members, by letter, sent to all Directors by post or electronic mail, with the meeting's agenda, containing all matters to be brought before the Board.

Paragraph 1 The meeting notices sent to Directors' electronic addresses or by post shall be considered valid, being incumbent on the members of the Board to keep their registration with the Company up to date.

Paragraph 2 Ordinary meetings shall be convened at least seven days prior to the meeting date.

§3 Call procedures are waived when all current directors are present at the meeting.

Paragraph ~~3~~4 A majority of the total number of Directors shall constitute a quorum for the opening of the meetings of the Board of Directors, which shall be presided over by the Chairman of the Board of Directors, or, in the absence of such member, by another appointed by the majority of the peers.

Article 26 Members of the Board of Directors may, if necessary, attend ordinary and extraordinary meetings remotely, through conference call or videoconference, provided that effective participation and authenticity of Director's vote is secured. The member of the Board of Directors who participates remotely of a meeting shall be considered present, and the vote of such member shall be taken into account for all legal purposes, being it recorded on the minutes of such meeting.

Article 27 Should it be urgent, the Chairman of the Board of Directors may convene extraordinary meetings at any time, provided that formally justified before the members of the Board of Directors, and with a minimum 48-hour notice prior to the date of the meeting, by letter, sent to all Directors by post, electronic mail or other means of communication. Members of the Board may participate through conference call or videoconference, or any other suitable means of expressing the absent member's will, whose vote shall be considered valid for all legal purposes, without prejudice to the recording and signing of the meeting minutes.

Article 28 The vote of a majority of members of the Board of Directors present at a meeting shall be the act of the Board of Directors. In the event of a tie, the member of the Board of Directors presiding the meeting shall hold the casting vote.

Article 29 The Chairman of the Board of Directors shall appoint someone to provide secretary services, and the minutes of the Board of Directors' meetings shall contain all resolutions passed, being duly entered in the minutes book, in accordance with the Board of Directors' Rules of Procedure.

Sole Paragraph. The minutes of the Board of Directors' meetings containing resolutions intended to affect third parties shall be filed at the Commercial Registry and published afterwards pursuant to current legislation, except for confidential matters, which shall be recorded on a separate document, not to be disclosed.

Powers and duties

Article 30 In addition to the powers and duties set forth by law, the Board of Directors shall:

I establish the general orientation of the Company's business, including approval and monitoring of the business plan, strategic and investment planning, seeking development with sustainability;

II elect, dismiss, take notice of resignation and replace the Company's Officers, establishing their duties, supervising their management and:
- **a)** examine at any time the Company's books and papers, contracts or any other acts;
- **b)** approve and supervise the fulfillment of specific goals and results to be achieved by the members of the Executive Board; and
- **c)** annually assess the execution of the Company's long term strategy;

III state its opinion on the management reports and on the accounts rendered by the Executive Board;

IV call the Shareholders' Meeting when deemed necessary or in the cases provided for under the terms of the legislation in force;

V approve and monitor annual and multi-year plans and programs with the corporate budget of expenditures and investments of the Company and its wholly-owned subsidiaries, indicating the sources and investments of funds;

VI authorize the hiring of independent auditing, as well as the termination of the respective contract, upon recommendation by the Statutory Audit

Committee, including other services of its independent auditors, recommended by the Statutory Audit Committee, when the overall compensation represents more than five percent (5%) of the compensation for independent audit services;

VII approve the annual internal auditing work plans and discuss with external auditors their work plan, relying on the support of the Statutory Audit Committee for this purpose;

VIII appoint and dismiss the head of Internal Audit, after recommendation by the Statutory Audit Committee;

IX periodically monitor the effectiveness of the risk management and internal control systems established for the prevention and mitigation of the main risks to which the Company is exposed, including the risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud with the support of the Statutory Audit Committee; approve Copel's Code of Conduct and Integrity Program and monitor decisions involving corporate governance practices and the relationship with stakeholders;

X approve Copel's Code of Conduct and Integrity Program, monitoring decisions involving corporate governance practices and relations with stakeholders;

XI analyze, based on direct reporting by the Executive Director responsible for governance, risk and compliance, the situations in which the Company's Chief Executive Officer is suspected of being involved in irregularities or when he or she fails to take the necessary measures in relation to the situation reported to him or her;

XII establish guidelines for people management;

XIII perform annual individual and collective evaluation of its performance and of the ~~other~~ members of the statutory bodies and the Executive Board;

XIV approve the transactions between related parties, within the criteria and limits defined by the Company and in compliance with the specific policy, with the support of the Statutory Audit Committee;

XV constitute, install and dissolve unpaid advisory committees to the Board of Directors, appoint and dismiss their members, as well as appoint and dismiss the members of the statutory advisory committees to the Board of Directors, unless otherwise provided for in these Bylaws, except when the matter falls into the purview of the Shareholders' Meeting, according to the law,

XVI approve the Rules of Procedure of the Board of Directors, the Executive Board and the advisory committees, statutory and non-statutory, as well as any amendments;

XVII approve and monitor the general policies of the Company and their respective changes, including the following matters:

a) risk management;
b) integrity;
c) transactions with related parties;
d) corporate governance ;
e) sustainability;
f) climate change;
g) equity stakes;
h) people management;
i) labor health and safety;
j) ~~nomination of members of statutory bodies and~~ annual performance evaluation of the Board of Directors, its Statutory Committees and Executive Board;
k) communication and spokespersons;
l) negotiation of shares issued by the company itself;
m) dividends;

n) donations and sponsorships;
o) disclosure of relevant information and facts; and
p) investor relations;

XVIII the maximum limit of the Company's indebtedness. A deadline for its compliance with the existing covenants in the contracts already executed may be set;

XIX upon proposal of the Executive Board, authorize, when the value of the transaction exceeds two percent (2%) of the net equity, the accounting provisions and, previously, the execution of any legal transactions, including the acquisition, alienation or encumbrance of assets, assignment in lending of permanent assets, the constitution of in rem burdens and the rendering of guarantees, the assumption of obligations in general, waiver, transaction and also association with other legal entities;

XX establish the matters and values for its decision-making authority and that of the Executive Board and Executive Directors, including the delegation of the approval of legal transactions within its jurisdiction to the limits it defines, with due regard for the private jurisdiction established by law;

XXI decide on the proposal of allocation of the results to be presented to the Shareholders' Meeting, observing the provisions of the dividend policy;

XXII resolve on the distribution of interim dividends, and interest on equity based on the accumulated profit account or reserve of existing profits recorded in the last annual or semi-annual balance sheet, or the distribution interquartile dividends and interest on equity based on profit reserves and net income for the current fiscal year recorded in interim, semi-annual, or quarterly or shorter periods financial statements, provided that the provisions of the legislation, these Bylaws and the Company's dividend policy are complied with;

XXIII within the limit of authorized capital: (i) to resolve on the increase of capital stock by fixing the conditions of subscription and payment in full; (ii) to resolve on the issue of subscription warrants; (iii) to grant a stock options plan approved by the Shareholders' Meeting to directors, officers and employees of the Company or of a company under its control, or to natural persons who provide services to them, shareholders not having preemptive rights in the granting or subscription of these shares; (iv) to approve a capital increase by capitalization of profits or reserves, with or without bonus shares; and (v) to resolve on the issue of convertible bonds; if the Shareholders' meeting so decides, the issuance of bonus shares, of bonds convertible into shares or the granting of a stock options plan approved by the Shareholders' meeting to directors, officers and employees, the exercise of the corresponding conversion or subscription rights; or

XXIV authorize the launching and approval of the subscription of new shares, in accordance with the provisions of these Bylaws, establishing all the conditions of issuance;

XXV authorize the issuance of bonds, in the domestic or foreign market, to raise funds, in the form of debentures, promissory notes, commercial papers, bonds and others, including for public offering, in accordance with legal and the provisions of item XXXIII of this article; observing that, in the case of debentures not convertible into shares, the Board of Directors may even delegate this approval of its competence at the limit of authority it defines in the Board of Directors Meeting;

XXVI approve contributions to corporate investments that imply an increase in the net equity of businesses in which the company holds shares, including the delegation of this approval within the company;

XXVII resolve on investment projects and participation in new business, other companies, consortiums, joint ventures, wholly-owned subsidiaries and other forms of association and ventures, as well as the approval of the

incorporation, closure or amendment of any companies, consortiums or ventures;

XXVIII decide on matters that, by virtue of a legal provision or by determination of the Shareholders' Meeting, are within its competence, including the approval of the Integrated or Sustainability Report and environmental, social and governance indicators; the reference Form and Form 20-F;

XXIX ensure compliance with the current regulation issued by Aneel through the Agency's normative acts and through the regulatory clauses of the public service concession agreement entered into by Copel Distribuição S.A., with a view to fully applying, on the due dates, the tariffs established by the granting power;

XXX approve the contracting of civil liability insurance on behalf of the members of the Company's statutory bodies, employees and proxies and the execution of indemnity agreements, observing the indemnity policy and the general conditions of indemnity agreements;

XXXI request periodic internal audit on the activities of the closed complementary pension entity that manages the Company's benefit plan;

XXXII perform the regulatory functions of the Company's activities. The Board of Directors may call upon itself any matter not comprised in the private jurisdiction of the Shareholders' Meeting or of the Board of Executive Officers and resolve on the cases not covered by these Bylaws;

XXXIII issue a favorable or unfavorable opinion elaborate and disclose a substantiated opinion, favorable or otherwise with regards to any tender offer for the acquisition of shares issued by the Company, by means of a grounded statement, disclosed within fifteen days prior to the publication of the tender offer notice, which shall address, at least (i) the convenience and opportunity of the tender offer for acquisition of shares with respect to the interest of all shareholders, including in relation to the price and potential impacts and in relation to the liquidity of the securities held by them; (ii) the impact of the tender offer on the Company's interests;

(iii) the strategic plans disclosed by the offeror in relation to the Company;

(iv) alternatives to the acceptance of the public offer to acquire shares available in the market;

(v) other points that the Board of Directors deems pertinent, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission;

XXXIII set the individual remuneration to be allocated to the members of the Statutory Bodies, observing the overall amount established by the General Meeting;

XXXIV define a list of three companies specialized in economic valuation for the preparation of a valuation report of the Company's shares, in the event of a tender offer for the acquisition of the shares to cancel the registration as a publicly-held company or to delist from B3's Level 2 of Corporate Governance;

XXXV establish terms, procedures and rules applicable to the conversion of shares issued by the Company, in accordance with these Bylaws and the applicable legislation;

XXXVI **XXXIV** grant leave of absence to the Company's Chief Executive Officer and the Chairman of the Board of Directors;

XXXVII **XXXV** approve the change in the Company's complete address, within the Municipality of its Headquarters, as defined in Article 3.

Article 31 It is incumbent upon the Chairman of the Board of Directors, in addition to the duties provided for in the Rules of Procedure, to grant leave of absence to its members, to preside over meetings, to set work directives, as well as to coordinate the process of performance assessment of each member of the Board of Directors, of that body as a whole, and of the Statutory Committees, as provided for in these Bylaws.

SECTION II - EXECUTIVE BOARD

Article 32 The Executive Board is the executive body for the Company's administration and representation, in charge of ensuring the regular operation of the Company in accordance with the general guidelines set forth by the Board of Directors.

Number, term of office and investiture

Article 33 The Executive Board shall be elected and may be dismissed, at any time, by the Board of Directors and shall be composed of a maximum of nine members, one of which shall be the Chief Executive Officer, and up to eight Vice Presidents, all residing in Brazil, with a unified term of office of two years, reelection being permitted, respecting the minimum of 3 (three) members. The Company may also have a maximum of four Executive Directors, whose duties shall be defined by the Board of Directors upon proposal by the Company's Chief Executive Officer.

Paragraph 1 Sole Paragraph. Nominations to the Executive Board must comply with the requirements and prohibitions imposed by Brazilian Federal Law 6404/1976 and by the company's nomination policy and internal rule for nomination of members of statutory bodies.

Paragraph 2 In the appointment of the Company's Chief Executive Officer, the Board of Directors must observe his or her professional capacity, outstanding knowledge, expertise, and the necessary professional profile for the position.

Paragraph 3 The members of the Executive Board and the Executive Directors shall exercise their positions on a full-time basis and with exclusive commitment to the duties of Copel, being permitted concomitant exercise of management positions in wholly-owned subsidiaries, controlled companies or other equity interests of the Company. To hold management positions in other companies and/or associations, approval by the Board of Directors will be required, except for those sector entities already provided for in the respective rules of procedure.

Article 34 In order to take office, the members of the Executive Board and the Executive Directors are required to commit to achieving specific corporate goals and results, as approved by the Board of Directors, which is in charge of supervising their attainment.

Powers and duties

Article 35 The Executive Board has the powers to practice the acts necessary for the regular operation of the Company and the achievement of its corporate purpose, in compliance with legal and statutory provisions, and its Rules of Procedure.

Sole Paragraph. Subject to the provisions of Article 48, it is incumbent on the Executive Board to manage the Company's business in a sustainable manner, it being incumbent on it to present, up to the last ordinary meeting of the Board of Directors of the previous year:

I business plan for the following year;

II the bases, guidelines and long-term strategies for the preparation of the strategic planning, annual and multi-annual plans and programs, including the analysis of risks and opportunities for the minimum horizon established in the Rules of Procedure of the Executive Board; and

III the Company's operating and capital expenditure budgets for the following year, aiming at the achievement of corporate strategies.

Article 36 The powers and duties of the Company's Chief Executive Officer are:

I to direct and coordinate the Company;
II to represent the Company, actively and passively, in or out of court. The Chief Executive Officer may appoint, for this purpose, attorneys-in-fact with special powers, including powers to receive initial summons and notices, pursuant to Article 40 and subsequent articles of these Bylaws;
III promoting the Company's development and proposing the corporate strategy to the Board of Directors, as well as ensuring its execution;
IV to ensure the attainment of the Company's goals, established in accordance with the general guidelines of the Shareholders' Meeting and Board of Directors;
V to present the Company's annual business report to the Annual Shareholders' Meeting, after consulting with the Board of Directors;
VI to direct and coordinate the work of the Executive Board;
VII to call and chair the meetings of the Executive Board;
VIII to grant leave of absence to the other members of the Executive Board and appoint a substitute in the event of absence or temporary impediment;
IX to resolve matters of conflict of interest or conflict of jurisdiction between Officers;
X propose to the Board of Directors the appointment of the members of the Executive Board ~~and of the Executive Directors~~, in compliance with the requirements and prohibitions established in internal policies and rules, and may also propose their dismissal to the Board of Directors at any time;
XI to decide on entering into and maintaining voluntary commitments undertaken by the Company and its wholly-owned subsidiaries; and
XII to exercise other duties conferred upon him or her by the Board of Directors, 0in compliance with the legislation in force and under the terms of these Bylaws.

Article 37 The powers and duties of the remaining Vice Presidents are:

I to manage the activities of their area, as established in the Rules of Procedure of the Executive Board;
II to participate in the meetings of the Executive Board, contributing to the definition and application of the policies to be followed by the Company and to report on the relevant matters of its respective area of activity; and
III to comply with and enforce the general guidelines of the Company's business, established by the Board of Directors with respect to the management of its specific area of activity.

Paragraph 1 The other individual duties of the Executive Directors shall be detailed in the Rules of Procedure of the Executive Board.

Paragraph 2 In addition to the duties established in these Bylaws, it is incumbent on the Vice Presidents to assist the Company's Chief Executive Officer in the management of the Company's business, as well as to ensure cooperation and support to the other Vice Presidents or Executive Directors within the scope of their respective duties, aiming at the achievement of the Company's objectives and interests.

Paragraph 3 Vice Presidents shall occupy their positions in the Company, being allowed to simultaneously hold unpaid management positions in wholly-owned subsidiaries.

Article 38 The Executive Director responsible for governance, risk and compliance shall verify compliance with obligations and risk management, being its duties related to corporate risk management and internal controls, compliance, integrity, code of conduct and integrity program, among others defined in the Rules of Procedure of the Executive Board.

Paragraph 1 The Executive Director responsible for governance, risk and

compliance may report directly to the Board of Directors in situations where it is suspected that the Company's Chief Executive Officer is involved in irregularities or when he or she fails to take the necessary measures in relation to the situation reported to him or her.

Paragraph 2 In the exercise of its duties, Executive Director responsible for governance, risk and compliance shall have its independent performance assured and access to all necessary information and documents.

Article 39 The Vice President of Finance and Investor Relations is responsible for providing information to investors, the Brazilian Securities and Exchange Commission, the Securities and Exchange Commission of the United States of America and the Stock Exchanges on which the Company is listed, and for keeping the Company's registration as a publicly-held company up to date, in compliance with all applicable laws and regulations.

Company Representation

Article 40 The Company shall be committed to third parties by:

I the signature of two members, one of them being either the Company's Chief Executive Officer or the Vice President responsible for ~~of~~ Finance and Investor Relations, and the other, the Vice President or the Executive Director whose powers and duties comprise the matter in question;

II the signature of one Vice President and one attorney in fact, in accordance with the power conferred to such agent by the corresponding power of attorney;

III the signature of two attorneys in fact, in accordance with the power conferred to such agents by the corresponding power of attorney;

IV the signature of one attorney in fact, in accordance with the power conferred to such agent by the corresponding power of attorney, for the performance of certain specified acts.

Sole paragraph. The Vice President of Finance and Investor Relations may individually represent the Company before the Brazilian Securities and Exchange Commission, the Securities and Exchange Commission of the United States of America, B3, the financial institution providing the Company's share accounting services and organized market management entities in which the Company's securities are admitted to trading.

Article 41 Members of the Executive Board and the Executive Directors may appoint Company proxies. Power of attorney shall be granted for a limited duration and shall specify the scope of the agent's authority; only general power of attorney shall be granted for an indefinite term.

Paragraph 1 The powers of attorney granted by the Company must be signed by two members of the Executive Board or Executive Directors, specifying the powers granted and with a maximum duration of one year.

Paragraph 2 The power of attorney shall clearly specify the scope of authority, acts and business transactions granted to agent, within the powers and duties of the members of the Executive Board and/or the Executive Directors issuing it and its validity. The attorney in fact shall not appoint a substitute agent, except for legal representation before a court of law. In such case, the power of attorney may be granted for an indefinite term, with power of substitution, under the conditions set in the corresponding instrument.

Article 42 Upon authorization of the Executive Board, the Company may be represented by any member of the Executive Board or by any of the Executive Directors, when individual representation is specifically required by the act to be performed, and when the electronic signature of the same document by two or more members of the Board cannot be applied.

Vacancies and replacements

Article 43 In vacancies, absences or temporary impediments of any member of the Executive Board or any Executive Director, the Company's Chief Executive Officer shall appoint another member of the Executive Board or an Executive Director to replace such Vice President or Executive Director, in combination with his or her original position.

Paragraph 1 In his or her absence and temporary impediments, the Company's Chief Executive Officer shall be replaced by the Vice President appointed by him or herself. Should there be no appointment, the remaining Vice Presidents shall elect, at the time, a replacement.

Paragraph 2 Members of the Executive Board and the Executive Directors shall not leave their position for more than thirty consecutive days, except in the case of medical leave or when authorized by the Board of Directors.

~~**Paragraph 3** Members of the Executive Board and Executive Directors may request the Board of Directors for an unpaid leave, provided that for a period not exceeding three months, which shall be recorded on the minutes of the meeting in which such leave is approved.~~

Article 44 In the event of decease, resignation or definitive impediment of any member of the Executive Board or any Executive Director, the Company's Chief Executive Officer shall appoint a substitute to the Board of Directors within thirty days from the occurrence of the vacancy, who shall elect him or her to serve for the remainder of the term of office.

Sole Paragraph. Until the election is held, the Executive Board may appoint a temporary replacement. The election may be waived if the vacancy occurs in the year in which the term of office of the Executive Board ends.

SECTION III - EXECUTIVE BOARD MEETING - EBM

Procedure

Article 45 The Executive Board, ~~composed of the Company's Chief Executive Officer and the Vice Presidents,~~ shall meet ordinarily every fortnight and extraordinarily whenever necessary, at the request of the Company's Chief Executive Officer or two other Vice Presidents.

Paragraph 1 A majority of the total number of the members shall constitute a quorum for the opening of the meetings of the Executive Board. The vote of a majority of members of the Executive Board present at a meeting shall be the act of the Executive Board. In the event of a tie, the Company's Chief Executive Officer shall hold the casting vote.

Paragraph 2 ~~Each member of the Executive Board present, exclusively for the Company's Chief Executive Officer and the Vice Presidents, shall be granted the right to a single vote, even in the event of the accumulation of two or more positions.~~ The right to vote at Executive Board Meetings is granted to the President and the Vice Presidents, and the accumulation of votes in the event of replacement is not

permitted. Proxy voting shall not be allowed.

Paragraph 3 The resolutions of the Executive Board shall be recorded on the meeting minutes, being duly entered in the minutes book and signed by all those present at the meeting.

Paragraph 4 The powers and duties of the Executive Directors, if elected by the Board of Directors, shall be laid down in its specific Rules of Procedure, but occupants of such position shall not have the right to vote.

Article 46 Members of the Executive Board may, if necessary, attend ordinary and extraordinary meetings remotely, through conference call or videoconference, provided that effective participation and authenticity of the member's vote is secured. The member of the Executive Board who participates remotely of a meeting shall be considered present, and the vote of such member shall be taken into account for all legal purposes, being it recorded on the minutes of such meeting.

Article 47 The Company's Chief Executive Officer shall appoint someone to provide secretary services, and the minutes of the Executive Board meetings shall contain all resolutions passed, to be duly entered in the minutes book.

Powers and duties

Article 48 Without prejudice to the powers and duties established by law and in the Rules of Procedure of the Executive Board, the Executive Board is responsible for:

I managing the Company's business in a sustainable manner, considering its corporate purpose, economic, social, environmental, climate change and corporate governance factors, as well as related risks and opportunities, in all activities under its responsibility;

II complying with and enforcing the applicable legislation, these Bylaws, the Company's internal policies and rules and the resolutions of the Shareholders' Meeting and of the Board of Directors;

III drawing up and submitting for the approval of the Board of Directors, issuing previously an opinion on:

a) annual and multi-annual plans and programs, aligning capital expenditures with the respective projects, considering the analysis of risks and opportunities for a minimum horizon established by the Rules of Procedure of the Executive Board;

b) the Company's budget, with the indication of sources and applications of funds as well as their changes;

c) the investment projects, participation in new businesses, other companies, consortia, joint ventures, wholly-owned subsidiaries and other forms of association and undertakings, as well as the approval of the constitution, closure or alteration of any companies, undertakings or consortia;

d) the performance of the Company's activities;

e) quarterly, the Company's reports along with its financial statements;

f) annually, the management report, along with the balance sheet and other financial statements and their notes, accompanied by the independent auditors' report and the proposal for allocation of the financial year's income;

g) the Integrated Report or the Company's Sustainability Report and other corporate reports to be subscribed by the Board of Directors;

h) the Rules of Procedure for the Executive Board, Company's regulations and general policies;

i) the revisions of the Code of Conduct and the Company's Integrity Program, in accordance with the applicable legislation;

j) related parties transactions, within the criteria and limits defined by the Company;

IV approving:

a) the technical and economic assessment criteria for investment projects with the respective responsibility delegation plans for their implementation and execution;

b) the chart of accounts;

c) the annual corporate insurance plan; and

d) residually, within statutory and regimental limits, all Company activities which do not fall under the exclusive purview of the Company's Chief Executive Officer, the Board of Directors or the Shareholders' Meeting;

e) appointing the Company's representatives to the statutory bodies of companies in which Copel or its wholly-owned subsidiaries hold or might come to hold a corporate interest, either directly or indirectly;

f) corporate participation in class associations and non-governmental entities;

g) human resources policy proposal; and

h) the internal procurement and contracts regulations.

V authorizing, subject to the limits and guidelines established by law and by the Board of Directors and within the limits established by internal regulations and by the Rules of Procedure of the Executive Board:

a) waivers or judicial or extrajudicial transactions to settle disputes or resolve pending matters. A value threshold may be set for the delegation of such powers to the Company's Chief Executive Officer or any other member of the Executive Board or Executive Director; and

b) entering into any legal transactions when the value of the transaction does not exceed two percent (2%) of the net equity, without prejudice to the powers attributed by the Bylaws to the Board of Directors, including the acquisition, sale or encumbrance of assets, the obtaining of loans and financing, the assumption of obligations in general and also the association with other legal entities.

c) the issuance of non-convertible debentures into shares, observing the limits and guidelines set by the Board of Directors.

~~**Sole Paragraph.** When the aggregated value of the acquisition, disposal or encumbrance of assets, obtaining of loans and financing, assumption of obligations in general and also the association with other legal entities reaches five percent (5%) of the Company's net equity, during the fiscal year, the Executive Board shall submit a report for resolution by the Board of Directors.~~

VI establishing the premises and approve the organizational structures of the Company and of its wholly-owned subsidiaries;

VII negotiating and entering into management agreements between the Company and its wholly-owned subsidiaries and special purpose companies;

VIII establishing and monitoring governance practices, internal controls, guidelines and policies for its wholly-owned subsidiaries, in directly or indirectly controlled companies and, in the case of direct or indirect minority interests, proportional to the relevance, materiality and risks of the business of which they are participants;

IX authorizing the opening, installation, transfer and extinction of branches, premises, offices, representations or any other establishments;

X appointing, should it be deemed opportune, the wholly-owned subsidiary responsible for performing the activities related to the management of the companies in which the Company and its wholly-owned subsidiaries hold equity interest, observing their duty to oversee corporate governance practices and controls in proportion to the relevance, materiality and level of risk involved in the venture; and

XI guiding the vote to be cast by the Company at the Shareholders' Meetings of the wholly-owned subsidiaries and other companies and ventures in which the Company holds direct interest.

~~Sole~~ **Paragraph 1.** The Executive Board may appoint agents or grant powers to the other management levels of the Company and of the shared structure in which it participates, by means of internal regulation or by means of a power of attorney, including jointly with the wholly-owned subsidiaries, within the limits and individual powers attributed to the Vice Presidents or the Executive Directors, such as the execution of agreements, covenants, memorandums of understanding, in addition to other instruments that generate obligation for the Company or its wholly-owned subsidiaries, except for acts that, by law, cannot be delegated, provided they have been previously approved within the limits established herein.

Paragraph 2 When the cumulative value of the acquisition, disposal, or encumbrance of assets, the obtaining of loans and financing, the assumption of obligations in general, and association with other legal entities reaches five percent (5%) of the Company's Net Worth during the fiscal year, a report shall be submitted for resolution by the Board of Directors. Said report shall, for the purposes of this determination, consider the consolidated financial statements of the Company in relation to the last fiscal year.

Article 49 The Rules of Procedure of the Executive Board shall establish the powers and duties of each Vice President and Executive Director and may condition the practice of certain acts on previous approval by the Executive Board Meeting.

CHAPTER V - STATUTORY COMMITTEES

Article 50 The Company shall have a (i) Statutory Audit Committee, an (ii) Investment and Innovation Committee, a People Committee, and a (iii) Sustainable Development Committee. and (iv) People Committee (collectively "Statutory Committees).

Paragraph 1 Statutory committees shall be created through the amendment of these Bylaws and their members shall receive compensation.

Paragraph 2 The Board of Directors may create additional committees to advise the Company's management, with restricted and specific objectives and with a limited duration, and appoint their members.

Paragraph 3 The procedure, compensation of members, and the powers and duties of the boards and committees provided for in this article shall be governed by the Board of Directors, by means of their respective Rules of Procedure, pursuant to the provisions of these Bylaws.

SECTION I - STATUTORY AUDIT COMMITTEE - SAC

Article 51 The Statutory Audit Committee is an independent, permanent advisory committee ~~to~~ connected to the Board of Directors.

Article 52 The Statutory Audit Committee shall be the same for the Company and its wholly-owned subsidiaries, exercising its powers and duties towards the companies controlled directly or indirectly by the Company, upon resolution of the Board of Directors.

Article 53 The powers and duties, the procedures and the composition of the Statutory Audit Committee shall comply with current legislation and shall be laid down in the Rules of Procedure specific for such Committee, duly approved by the Board of Directors, which will also define the

activities of the Coordinator of the Statutory Audit Committee.

Paragraph 1 The Board of Directors shall elect, from among its independent members, the Coordinator of the Statutory Audit Committee, who shall implement the resolutions approved by such Committee, to be duly entered in the minutes book.

Paragraph 2 The Statutory Audit Committee shall be composed of three ~~to five~~ members, ~~upon decision of the Board of Directors~~, who shall be appointed, elected and dismissed by the Board of Directors, whose unified term of office shall be of two years, reelection being permitted, subject to the requirements hereunder:

I having a majority of independent members, pursuant to the applicable legislation;

II at least one member of the Statutory Audit Committee shall have recognized professional experience in matters of corporate accounting, auditing and finance, pursuant to the regulations issued by the Securities and Exchange Commission that provides for the registration and exercise of independent auditing activity within the securities market ~~so that such member shall be considered a financial expert according to the current legislation~~.

III at least one of the ~~Committee~~ members of the Statutory Audit Committee shall be an independent member of the Board of Directors;

IV at least one ~~of the Committee~~ member of the Statutory Audit Committee shall not be a member of the Board of Directors and shall be chosen from among people of outstanding experience and technical capacity in the market;

~~V the Coordinator of the Committee shall be a member of the Board of Directors;~~

VI V the maximum period for holding office is 10 years; and

VII VI the participation of members of the Executive Board of the Company, its parent company, or directly or indirectly controlled companies, affiliates or jointly controlled companies in the Statutory Audit Committee is prohibited;

Paragraph 3 O mesmo membro do Comitê de Auditoria Estatutário poderá acumular as características previstas no § 2º, II e III, acima.

Paragraph 4 The Statutory Audit Committee shall meet: ordinarily, ~~once a month~~ at least 09 (nine) times per year and extraordinarily, whenever necessary, observing the minimum periodicity required by the regulations issued by the Securities and Exchange Commission that govern the registration and exercise of the independent audit activity within the scope of the securities market, deciding by majority vote, with decisions being recorded in minutes, in compliance with its Rules of Procedure.

Paragraph 45 The Internal Audit shall report to the Board of Directors through the Statutory Audit Committee.

Article 54 The Statutory Audit Committee shall have operational autonomy and an annual or by project allocation of the Company's budget, subject to the limits set forth by the Board of Directors, to carry out or assign consultancy services, evaluations and investigations within the scope of its activities, including the hiring of external independent specialists.

Sole Paragraph. Without prejudice to the other duties established in the applicable rules and

the Internal Regulations, the Statutory Audit Committee is responsible for:

I opine on the hiring and removal of independent audit services for the preparation of an independent external audit or for any other service;

II evaluate quarterly information, interim statements and financial statements;

III monitor the activities of the Internal Audit and the Company's internal controls area;

IV assess and monitor the Company's risk exposures;

V evaluate, monitor, and recommend to management the correction or improvement of the Company's internal policies, including the policy of transactions between related parties;

VI have means for receiving and processing information about non-compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and codes, including with provision of specific procedures for protecting the provider and the confidentiality of the information;

VII prepare an annual summary report, to be presented together with the financial statements, containing the description of: (a) meetings held, its activities, the main matters discussed, the results and conclusions reached and the recommendations made; and (b) any situations in which there is significant discrepancy between the Company's management, the independent auditors and the Statutory Audit Committee in relation to the Company's financial statements;

VIII have means to receive complaints, including confidential ones, both internal and external to the company, in matters related to the scope of its activities;

IX supervise the activities (a) of the independent auditors, in order to evaluate their independence, the quality of the services provided; and the adequacy of the services provided to the Company's needs; (b) the Company's internal controls area; (c) the Company's Internal Audit area; and (d) the drafting area of the Company's financial statements;

X monitor the quality and integrity of: (a) internal control mechanisms; (b) quarterly information, interim statements and financial statements of the Company; and (c) information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements;

XI evaluate and monitor the Company's risk exposures, and even require detailed information on policies and procedures related to: (a) the remuneration of management; (b) the use of Company assets; and (c) expenses incurred on behalf of the Company;

XII evaluate and monitor, together with management and the Internal Audit area, the adequacy of transactions with related parties carried out by the Company and their respective evidence; and

XIII assess, at least annually, whether the Internal Audit department has a structure and budgets considered sufficient for the performance of its functions.

SECTION II - INVESTMENT AND INNOVATION COMMITTEE - IIC

Article 55 The Investment and Innovation Committee is an independent and permanent advisory body, auxiliary to the Board of Directors.

Article 56 Copel's Investment and Innovation Committee shall be the same one for the Company and its wholly-owned subsidiaries, and may be extended to directly or indirectly controlled companies, upon resolution of the Board of Directors.

Article 57 The powers and duties, the procedures and the composition of the Investment and Innovation Committee shall comply with current legislation and shall be laid down in the Rules of Procedure specific for such Committee, duly approved by the Board of Directors.

Paragraph 1 The Board of Directors shall elect, from among its members, the Coordinator of the Investment and Innovation Committee, who shall implement the resolutions approved by such Committee, to be duly entered in the minutes book.

Paragraph 2 The Investment and Innovation Committee shall consist of three members of the Board of Directors, elected and dismissed by that body, whose unified term of office shall be of two years, reelection being permitted.

Paragraph 3 The Company's Chief Executive Officer shall be a member of the Investment and Innovation Committee, but shall not have the right to vote.

Paragraph 4 The Investment and Innovation Committee shall meet regularly, deciding by majority vote and its resolutions shall be recorded in the meeting minutes, including expressions of dissent and protests of its members, as established in the Rules of Procedure of the committee.

Article 58 The Investment and Innovation Committee shall be granted operational autonomy ~~and budget allocation, either annually or per project, within limits approved by the Board of Directors,~~ to conduct, within its scope, its activities, including the hiring and use of independent external specialists.

SECTION III - SUSTAINABLE DEVELOPMENT COMMITTEE - SDC

Article 59 The Sustainable Development Committee is an independent and permanent advisory body, auxiliary to the Board of Directors.

Article 60 Copel's Sustainable Development Committee shall be the same for the Company and its wholly-owned subsidiaries, and may be extended to directly or indirectly controlled companies, upon resolution of the Board of Directors.

Article 61 The powers and duties, the procedures and the composition of the Investment and Innovation Committee shall comply with current legislation and shall be laid down in the Rules of Procedure specific for such Committee, duly approved by the Board of Directors.

Paragraph 1 The Board of Directors shall elect the Coordinator of the Sustainable Development Committee, who shall implement the resolutions approved by such Committee.

Paragraph 2 The Sustainable Development Committee shall consist of three to five members, elected and dismissed by the Board of Directors, whose unified term of office shall be of two years, reelection being permitted, as follows:

I up to three members of the Board of Directors; and

II up to one external member with recognized professional experience in matters under the Committee's responsibility.

Paragraph 3 The Chief Executive Officer shall be a member of the Sustainable Development Committee, but shall not have the right to vote.

Paragraph 4 The Sustainable Development Committee shall meet regularly, deciding by majority vote and its resolutions shall be recorded in the meeting minutes, including expressions of dissent and protests of its

members, as established in the Rules of Procedure of the committee.

Article 62 The Sustainable Development Committee shall be granted operational ~~autonomy and budget allocation, either annually or per project, within limits approved by the Board of Directors,~~ to conduct activities within its scope, including the hiring of independent external specialists.

SECTION IV - PEOPLE COMMITTEE - PC

Article 63 The People Committee is an independent and permanent advisory body, auxiliary to the Board of Directors.

Article 64 Copel's People Committee shall be the same for the Company and its wholly-owned subsidiaries, and may be extended to directly or indirectly controlled companies, upon resolution of the Board of Directors.

Article 65 The powers and duties, the composition and the procedures of the People Committee shall comply with current legislation and shall be laid down in the Rules of Procedure specific for such Committee, duly approved by the Board of Directors.

Paragraph 1 The People Committee shall assist the Board of Directors in preparing and monitoring the succession plan, in the evaluation in the evaluation of the Board of Directors, of the Statutory Committees and of the Executive Board; as well as compensation strategy for ~~Directors and Officers, advisory committee members and members of the Supervisory Board,~~ Statutory Bodies and in proposals and other matters relating to people management policy.

Paragraph 2 The People Committee shall monitor the process of eligibility of Directors and Officers, ~~members of the Supervisory Board~~ and advisory committee members, in accordance with the legal and statutory provisions and considering the rules set forth in internal regulations.

Paragraph 3 The Board of Directors shall elect, from among its members, the Coordinator of the People Committee, who shall implement the resolutions approved by such Committee.

Paragraph 4 The People Committee shall consist of three to five members, elected and dismissed by the Board of Directors, whose unified term of office shall be of two years, reelection being permitted, as follows:

I up to three members of the Board of Directors; and

II up to one external member with recognized professional experience in matters under the Committee's responsibility.

Paragraph 5 The Company's Chief Executive Officer shall be a member of the People Committee, but shall not have the right to vote.

Paragraph 6 The People Committee shall meet regularly, deciding by majority vote and its resolutions shall be recorded the in the meeting minutes,including expressions of dissent and protests of its members, as established in the Rules of Procedure of the committee.

Article 66 The People Committee shall be granted operational autonomy ~~and budget allocation, either annually or per project, within limits approved by the Board of Directors,~~ to conduct activities within its scope, including the hiring of independent external specialists.

CHAPTER VI - SUPERVISORY BOARD - SB

Article 67 The Company shall have a non-permanent Supervisory Board, ~~which shall act collectively and individually~~, with the powers and duties set forth by Federal Law 6404/1976, and further applicable legal provisions.

Article 68 The Supervisory Board, if installed, shall meet in compliance with its Rules of Procedure, to be duly entered in the minutes book.

Number and procedure

Article 69 The ~~non-permanent~~ Supervisory Board, if installed, shall consist of three members and an equal number of alternates, elected by the Shareholders' Meeting, pursuant to Federal Law 6404/1976~~, whose unified term of office shall be of one year, reelection being permitted.~~ The Supervisory Board, when installed, will operate until the first Ordinary General Meeting that takes place after its installation.

Paragraph 1 If installed, the members of the Supervisory Board shall elect, at the first meeting after their election, the Chairman, who shall be responsible for implementing the resolutions approved by such Board.

Paragraph 2 The members of the Supervisory Board, if installed, shall be natural persons, residing in the country, whose academic background is compatible with their position as members of such Board, according to the applicable law

Article 70 If installed, the powers and duties and the procedures of the Supervisory Board shall comply with current legislation and shall be laid down in the Rules of Procedure specific for such body, duly approved by the Board itself.

Paragraph 1 The function of member of the Supervisory Board is non-delegable.

Paragraph 2 The members of the Supervisory Board have the same duties as the Officers and Directors dealt with in articles 153 to 156 of Brazilian Federal Law 6404/1976 and are liable for any damage arising from omission or negligence in the performance of their duties, or from malicious fraud, or from the violation of said law and of these Bylaws.

Vacancies and replacements

Article 71 If installed, in the event of vacancy, resignation or removal of a member of the Supervisory Board, the alternate shall take over until a replacement to serve for the remainder of the term of office is elected.

Representation of the Company and issuance of opinions

Article 72 If Installed, the Chairman of the Supervisory Board, or at least one of its members, shall attend Shareholders' Meetings and answer shareholders' requests for information.

Sole Paragraph. If installed, the opinions and representations of the Supervisory Board, or of any of its members, may be presented and read at the Shareholders' Meeting, regardless of publication and even if the matter is not on the agenda.

CHAPTER VII - COMMON RULES APPLICABLE TO STATUTORY BODIES

Taking office, impediments and prohibitions

Article 73 In order to take office, members of the statutory bodies shall observe the minimum

conditions imposed by Brazilian Federal Law 6404/1976, as well as comply with the Company's Nomination Policy.

Sole Paragraph. Due to incompatibility, individuals who fit the qualifications listed hereunder are prohibited form taking office as members of ~~the Board of Directors, Statutory Committees, the Executive Board and the Supervisory Board~~ Statutory Bodies and advisory committees of Copel, ~~if installed,~~ and its wholly-owned subsidiaries:

I representatives of the regulatory bodies Copel is subject to, ministers of state, secretaries of state, municipal secretaries, holders of non-permanent positions connected with the public service, advising or of special nature in the public administration, political party, statutory officers and sitting members of the legislature in any state of the country, even when on leave; and

II individuals who have taken part in the decision-making structure of a political party or have held a position in a trade union organization in the past 36 months;

Article 74 Members of the statutory bodies shall take office by signing the declaration of office, to be duly entered in the minutes book, subjecting themselves to the arbitration clause referenced in article 97.

Paragraph 1 The declaration of office must be signed within thirty days of the election or nomination of the members of the statutory bodies, under penalty of being declared void, unless justified by the body to which the member has been elected. Such declaration shall contain one address, for the purpose of receiving summons and subpoenas of administrative and judicial proceedings related to management acts of such members, the alteration of such address being allowed through written communication to the Company only.

Paragraph 2 In order to take office, members of the statutory bodies shall submit a declaration of assets, pursuant to current legislation, which shall be updated annually and upon expiration of their term of office.

~~**Article 75** Prior to taking office, members of the Board of Directors and of the Executive Board shall sign the Directors and Officers Indemnity Form, and members of the Supervisory Board, if installed, shall sign the Members of the Supervisory Board Indemnity Form, under the terms of B3's Level 2 of Corporate Governance Regulations, as well as in compliance with the applicable legal requirements.~~

Article ~~76~~ 7 5 Members of Statutory Bodies ~~the Board of Directors, the Executive Board, the Supervisory Board, if installed, and the Statutory Committees~~ shall comply with Company's policies regarding the trading of Company's own shares and the disclosure of relevant facts and acts, in accordance with the rules of the Brazilian Securities Commission, by signing the appropriate form.

Article ~~77~~ 7 6 The shareholder and the members of Statutory Bodies ~~the Executive Board, the Board of Directors, the Supervisory Board and the Statutory Committees~~ who, for any reason, have a direct, indirect or conflicting interest with the Company in the passing of a given resolution shall abstain from discussing and voting it, even as representatives of third parties, the reason for such abstention being duly recorded on the meeting minutes, indicating the nature and extent of such interest.

~~**Article 78** Members of the statutory bodies may resign voluntarily or be removed ad nutum, in compliance with the applicable legislation and these Bylaws.~~

~~**Article 79** The term of office of the members of statutory bodies shall be automatically extended until such time when newly elected members take office, except in cases of resignation or removal of a former member.~~

Article ~~80~~ 7 7 In addition to the cases set forth by law, the position shall be considered vacant when:

I a member of the Board of Directors, the Supervisory Board or the Statutory Committees fails to attend two consecutive meetings or three nonconsecutive meetings out of the last twelve, without proper justification for such absences;

II a member of the Executive Board is absent from office for a period of more than 30 consecutive days, except in the case of leave of absence or upon due authorization by the Board of Directors.

Article ~~81~~ 7 8 The collective and individual performance assessment of the members of the Board of Directors, the Statutory Committees, the Executive Board ~~and the Supervisory Board~~ of Copel, ~~if installed~~, and its wholly-owned subsidiaries shall be carried out annually by the Board of Directors and may rely on the support of an independent institution, if deemed necessary, according to previously established procedures, in compliance with the Company's Assessment Policy.

Article ~~82~~ 7 9 A majority of the total number of members shall constitute a quorum for the meetings of the statutory bodies. The vote of a majority of members of the statutory body present at a meeting shall be the act of such body. Meeting minutes shall summarize resolutions passed, to be duly entered in the minutes book.

Paragraph 1 In case of a decision that is not unanimous, justification for the dissenting vote may be recorded, noting that the dissenting member who makes his or her dissent in the minutes of the meeting or, if this is not possible, gives immediate written notice of his or her position may be exempted from responsibility.

Paragraph 2 In the event of a tie, the member of the Board of Directors or the Executive Board presiding the meeting shall hold the casting vote, besides his or her own.

Article ~~83~~ 8 0 A member of a statutory body may, when invited, attend a meeting of another statutory body without voting rights.

Article ~~84~~ 8 1 The statutory bodies shall hold in-person meetings, participation through conference call or videoconference also being permitted, in compliance with these Bylaws and the specific Rules of Procedure of the statutory body.

Compensation

Article ~~85~~ 8 2 The compensation of members of the statutory bodies shall be established annually by the Shareholders' Meeting. Such members shall not be entitled to additional compensation or benefits resulting from the substitution of another member, owing to vacancies, absences or temporary impediments, in accordance with the provisions in these Bylaws.

Paragraph 1 Sole Paragraph. The compensation of the members of the Supervisory Board, if installed, established by the General Shareholders' Meeting that elects them, shall observe the legally established minimum, in addition to the mandatory reimbursement of transportation and accommodation expenses necessary to perform the function.

Paragraph 2 I f t he Company's Chief Executive Officer is elected a member of the Board of Directors, he shall not receive compensation for his or her position as a member of the Board of Directors.

CHAPTER VIII - FINANCIAL YEAR, FINANCIAL STATEMENTS, PROFITS, RESERVES AND DIVIDEND PAYOUT

Article ~~86~~ 83 The fiscal year coincides with the calendar year. At the end of each fiscal year the

financial statements shall be prepared in compliance with the rules contained in Brazilian Federal Law 6404/1976, and in the rules of the Securities and Exchange Commission, including the mandatory independent audit of such statements by an auditor registered with that Securities and Exchange Commission.

Paragraph 1 The Company shall prepare its quarterly financial ~~statements~~ information and disclose them on its website.

Paragraph 2 At the end of each financial year, the Company shall prepare its financial statements as established by law. The guidelines hereunder shall be followed concerning the results of the financial year:

- **I** before any allocation to profit sharing payment can be made, the accumulated losses and income tax provision shall be deducted from yearly profit;
- **II** five percent of the net profit ascertained during the year shall be used to form the legal reserve, which shall not exceed twenty percent of the capital stock;
- **III** the interest upon investments made with the Company's own capital in construction works in progress may be entered as a special reserve; and
- **IV** other reserves may be built by the Company, according to the requirements and up to the limits provided for in the law.

Article ~~87~~ 84 Shareholders shall be entitled, in each fiscal year, to receive dividends and/or interest on equity, which may not be less than twenty-five percent (25%) of net income adjusted in accordance with Brazilian Federal Law 6404/1976.

Paragraph 1 The Company may raise interim, semi-annual, quarterly or shorter financial statements and balance sheets. Based on retained earnings, profit reserves and net income for the current fiscal year, recorded in interim ~~semi-annual or quarterly~~ financial statements, the Board of Directors may decide on the distribution of interim dividends, interquartile dividends or payment of interest on shareholders' equity, provided that it is in accordance with the applicable law and the dividend policy ~~and without prejudice to subsequent ratification by the Annual Shareholders' Meeting~~.

Paragraph 2 Intermediate and interquartile dividends and interest on equity distributed pursuant to paragraph 1, above, shall be imputed to the mandatory dividend related to the fiscal year in which they are declared, in compliance with the applicable legislation.

Paragraph 3 The mandatory dividend set forth in Article 73 may be suspended in the financial year in which the Board of Directors reports at the Annual Shareholders' Meeting, based on the opinion issued by the Supervisory Board, if installed, that the distribution would be incompatible with the Company's financial standing.

Paragraph 4 The profits that cease to be distributed pursuant to paragraph 3 shall be recorded as a special reserve and, if not absorbed by losses in subsequent years, shall be distributed as soon as the Company's financial standing so permits.

Paragraph 5 When interest on equity is distributed, the percentage provided for in the caption sentence shall be considered reached in relation to the amount distributed net of taxes, under the terms of the applicable legislation.

Article ~~88~~ 85 In compliance with Brazilian Federal Law No. 6,404/1976, in a financial year the minimum mandatory dividend is paid out, the Shareholders' Meeting shall set an annual limit on profit sharing by members of the Executive Board.

COPEL

CHAPTER IX - DISSOLUTION AND LIQUIDATION

Article ~~89~~ 86 The Company shall dissolve and go into liquidation in the cases provided for by law, and the Annual Shareholders' Meeting shall establish the manner of liquidation and elect the liquidator, or liquidators, and the Supervisory Board, if installed, if its operation is requested by shareholders who make up the quorum established by law or regulation issued by the Securities and Exchange Commission, in compliance with the legal formalities, establishing their powers and compensation.

CHAPTER X - PERSONAL LIABILITY PROTECTION

Article ~~90~~ 87 The members of the Statutory Bodies ~~Board of Directors, of the Executive Board, the Supervisory Board, if installed, and the Statutory Committees~~ shall be liable for any loss or damages resulting from the performance of their duties, in compliance with the current law.

Article ~~91~~ 88 The Company shall ensure, in cases where there is no incompatibility with its own interests, the legal defense in judicial and administrative proceedings proposed by third parties against members and former members of statutory bodies, during or after the respective terms of office, for acts performed in the exercise of the office or of its functions.

Paragraph 1 The same protection established in the caption of this article shall be extended to employees acting as Company's agents and representatives who shall have been named as defendants in judicial and administrative proceedings exclusively for the performance of acts within the scope of authority granted to them by the Company or of duties delegated to them by the Senior Managers.

Paragraph 2 Legal assistance shall be secured by the Company's legal office or through the corporate legal insurance plan, or, should those be unattainable, by a law firm hired at the discretion of the Company.

Paragraph 3 Should the Company fail to provide legal assistance, upon formal request by the interested party, as established in paragraph 2, the agent may hire an attorney whom he or she trusts, at his or her own expense, and shall be entitled to reimbursement of reasonable incurred expenses associated with the provision of legal services, fixed within the current market price for such legal counseling, after due approval by the Board of Directors, if, at the end of the legal proceedings, such interested party is acquitted or discharged from any liability.

Paragraph 4 In the event that an attorney is hired, pursuant to paragraph 3 of this article, the Board of Directors may decide to pay attorney's fees in advance.

Article ~~92~~ 89 The Company may enter into indemnity agreements, in compliance with the applicable legislation and the guidelines defined by the Indemnity Policy.

Paragraph 1 The contracts pursuant to the caption sentence of this article shall not indemnify acts performed:

I outside the exercise of the powers or duties of its signatories;
II in bad faith, with intent, willful misconduct, or from malicious fraud;
III in pursuit their own private interest or the interest of third parties,

to the detriment of the company's interest;

IV other cases foreseen in the policy and in the respective indemnity agreement;

Paragraph 2 The indemnity agreement applies in case there is no civil liability insurance coverage, as foreseen in Article 96 of these Bylaws.

Article ~~93~~ **90** The Company shall ensure timely access to all documentation needed for legal assistance. Additionally, the Company shall meet all court costs, including notary and filing fees of any kind, administrative expenses and court deposits, when legal assistance is provided by Company's legal office.

Article ~~94~~ **91** Should any of the interested parties mentioned in article ~~91~~ 88 of these Bylaws be found guilty or liable, by a final and unappealable judgment, for violation of the law or of these Bylaws, or for negligence or willful misconduct, they shall reimburse the Company of all costs and expenses incurred with legal assistance, in addition to any damages or losses arising from their actions.

Article ~~95~~ **9 2** The Company may maintain a permanent civil liability insurance for the members of the statutory bodies, pursuant to article ~~91~~ 88 of these Bylaws, as established by the Board of Directors and in the insurance policy, for the purpose of covering costs of proceedings and attorneys' fees for judicial and administrative proceedings filed against such parties in order to safeguard them from incurring liability arising from the exercise of their duties in the Company throughout their term of office.

CHAPTER XI - DISPOSAL OF THE COMPANY'S CONTROL AND EXIT FROM THE NOVO MERCADO

Article ~~96~~ **93** The direct or indirect disposal of the Company's control, ~~if applicable~~, either through a single operation or through successive operations, shall be subject to a condition ~~precedent or subsequent~~ that the acquirer undertakes to make a tender offer for the acquisition of the shares issued by the Company that are held by the other shareholders ~~of the Company~~, in compliance with the conditions and terms provided for in the legislation in force and in B3's ~~Level 2 Corporate Governance~~ Novo Mercado Regulations, so as to ensure them equal treatment to that given to the selling Controlling Shareholder.

~~**Sole Paragraph.** The tender offer referred to in this article shall also be required: (i) in the event of onerous assignment of subscription rights related to shares and other securities or rights related to securities convertible into shares, which may result in the disposal of the Company's control; or (ii) in the event of disposal of the control of a company that holds the Company's control, in which case the Selling Controlling Shareholder shall be obliged to declare to B3 the value attributed to the Company in such disposal and attach documentation evidencing such value.~~

Art. 94 Without prejudice to the provisions of the Novo Mercado, the voluntary exit from the Novo Mercado must be preceded by a public offer to acquire shares that observes the procedures provided for in the regulations issued by the Securities and Exchange Commission on public offers to acquire shares to cancel the registration of a publicly traded company and the following requirements:

I the price offered must be fair, and it is possible to request a new evaluation of the Company in the manner established in Federal Law No. 6,404/1976; and

II shareholders holding more than 1/3 of the outstanding shares must accept the public offer to acquire shares or expressly agree to the exit of the aforementioned segment without the effect of disposal of the shares.

Sole Paragraph - Voluntary departure from the Novo Mercado may occur regardless of the public offer mentioned in this Article, in the event of dismissal approved at the General

Meeting, pursuant to the terms of the Novo Mercado Regulation.

Article 97 A person that acquires the Corporate Control of the Company, as a result of a stock purchase agreement executed with the Controlling Shareholder, involving any amount of shares, shall be required: (i) to conduct the tender offer mentioned n Article 96 above; and (ii) to pay, in the conditions indicated below, the amount equivalent to the difference between the price of the tender offer and the amount paid per shares eventually acquired in a stock exchange in the six month period prior to the date of acquisition of the Corporate Control, duly updated. Such amount shall be distributed among all persons who sold shares of the Company on the trading sessions in which the acquirer made the acquisitions, proportionally to the daily net sales balance of each one, and B3 shall operate the distribution, pursuant to its regulations.

Article 98 The Company shall not register any transfer of shares to the purchaser or to the one(s) that may hold the Controlling Power, until the purchaser(s) sign(s) the Statement of Consent of the Controlling Shareholders referred to in B3's Level 2 Corporate Governance Regulation.

Article 99 No shareholders' agreement providing for the exercise of the controlling power may be registered at the Company's headquarters until its signatories have signed the Statement of Consent of the Controlling Shareholders referred to in B3's Corporate Governance Level 2 Regulations.

Article 100 In the tender offer for acquisition of shares, to be made by the Controlling Shareholder or by the Company, for cancellation of registration as a publicly-held company, the minimum price to be offered shall correspond to the economic value ascertained in the appraisal report prepared pursuant to Paragraphs 1 and 2 of this Article, in accordance with the applicable legal and regulatory rules.

Paragraph 1 The appraisal report referred to in the caption line of this Article shall be prepared by a specialized institution or company, with proven experience and independence as to the decision-making power of the Company, its Senior Managers and/or the Controlling Shareholder(s), in addition to meeting the requirements of Paragraph 1 of Article 8 of Brazilian Federal Law 6404/1976, and undertakes liability pursuant to paragraph 6 of the same legal provision.

Paragraph 2 The choice of the specialized valuation firm or institution incumbent of determining the economic value of the Company is a prerogative solely of the shareholders' meeting, which will decide based on a list of three prospective appraisers recommended by the Board of Directors, provided that such decision shall be approved by the majority of the votes of the shareholders representing the Outstanding Shares attending such Shareholders' Meeting, and that each share, irrespective of its type or class, shall have the right to one vote, not considering any absent vote, which, if held on a first call, shall have the attendance of shareholders representing at least twenty percent (20%) of the total outstanding shares, or if held in a second call, may have the attendance of any number of shareholders representing outstanding shares.

~~CHAPTER XII - EXITING LEVEL 2 CORPORATE GOVERNANCE OF B3~~

~~**Article 101** In the event of a resolution to exit B3's Level 2 of Corporate Governance so that the securities issued by the Company are registered for trading outside Level 2 of Corporate Governance, or if, by virtue of a corporate reorganization operation in which the securities issued by the company resulting from such reorganization are not admitted for trading at Level 2 of Corporate Governance, the Controlling~~

Shareholder shall make a tender offer for acquisition of the shares belonging to the other shareholders of the Company, within one hundred and twenty (120) days from the date of the Shareholders' Meeting that approves said operation, for at least the economic value to be ascertained in an valuation report prepared pursuant to paragraphs 1 and 2 of Article 102, in compliance with the applicable laws and regulations.

Sole paragraph. The Controlling Shareholder shall be exempt from launching the tender offer set forth in the caption sentence of this Article if the Company delists from Level 2 of Corporate Governance by virtue of having executed a listing agreement for the shares to be listed and traded on the Novo Mercado listing segment, or if the Company resulting from corporate reorganization obtains authorization for trading securities on Novo Mercado within one hundred and twenty days, as of the date of the Shareholders' Meeting that approves the referred transaction.

Article 102 In the absence of a Controlling Shareholder, should the Shareholders' Meeting of the Company decide to delist from B3's Level 2 of Corporate Governance, for the shares to be traded outside such listing segment, or if, by virtue of a corporate reorganization operation in which the securities issued by the company resulting from such reorganization are not admitted for trading at Level 2 of Corporate Governance, or are not admitted for trading on Novo Mercado within one hundred and twenty days from the date of the Shareholders' Meeting that approves said operation, the delisting will be contingent on a tender offer being launched in the same conditions set forth in Article 101 above.

Paragraph 1 For this purpose, the same Shareholders' Meeting shall define the party or parties responsible for launching the tender offer foreseen herein, which party or parties, attending the meeting, will be required to undertake express commitment to launch such tender offer.

Paragraph 2 In the absence of a definition of the party or parties responsible for launching the tender offer, and in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted to trading at Level 2 of Corporate Governance, the shareholders voting to approve the corporate reorganization transaction shall be responsible for conducting the tender offer.

Article 103 The Company's withdrawal from B3's Corporate Governance Level 2 due to non-compliance with the obligations contained in the Level 2 Regulations is conditioned on the launching of a tender offer for acquisition of shares, at least for the economic value of the shares, to be ascertained in an appraisal report dealt with in Article 100 of these Bylaws, respecting the applicable legal and regulatory rules.

Paragraph 1 The Controlling Shareholder shall launch the tender offer for acquisition of shares provided for in the caption sentence of this Article.

Paragraph 2 In the event that there is no Controlling Shareholder and the exit from Level 2 of Corporate Governance of B3 referred to in the caption sentence of this article, the shareholders that have voted in favor of the resolution that implied the respective non-compliance shall make the public offer for acquisition of shares provided for in the caption sentence of this article.

Paragraph 3 In the absence of a Controlling Shareholder, and when the delisting from Level 2 of Corporate Governance of B3 referred to in the caption sentence occurs due to an act or fact of management, the Company's Senior Managers shall call a Shareholders' Meeting whose agenda shall be to resolve on how to remedy the non-compliance with the obligations contained in the Level 2 Regulations or, as the case may

~~be, to resolve on the Company's exit from Level 2 of Corporate Governance.~~

~~**Paragraph 4** Should the Shareholders' Meeting mentioned in Paragraph 3 above resolve on the Company's withdrawal from B3's Level 2 of Corporate Governance, the said Shareholders' Meeting shall define the party or parties responsible for launching the tender offer foreseen in the caption line of this article, which party or parties, attending the meeting, will be required to undertake express commitment to launch such tender offer.~~

CHAPTER XII~~I~~ - PROTECTION OF OWNERSHIP DISPERSION

Article ~~104~~ 95 The shareholder or group of shareholders that directly or indirectly becomes the holder of common shares that jointly exceed twenty-five percent (25%) of Copel's voting capital and does not return to a level below such percentage within one hundred and twenty days must launch a tender offer for the acquisition of all the remaining common shares, for an amount at least one hundred percent (100%) higher than the highest trading price of the common shares in the last five hundred and four (504) trading sessions prior to the date on which the shareholder or group of shareholders exceeded the limit set forth in this article, adjusted *pro rata die* at the SELIC interest rate.

Sole paragraph. The obligation to hold a tender offer shall not apply to shareholders who have, directly or indirectly, a higher stake than that provided for in the caption line of this article on the date of such provision's coming into force of, but shall apply if (1) in the future, after reduction, their interest increases and exceeds the percentage of 25% (twenty-five percent) of the Company's voting capital; or (2) not having reduced their stake below the percentage provided for in the caption line of this article, they acquire any additional shares that are not disposed of within the period provided for in this article.

Article ~~105~~ 96 The shareholder or group of shareholders that directly or indirectly becomes the holder of common shares that jointly exceed fifty percent (50%) of Copel's voting capital and does not return to a level below such percentage within one hundred and twenty days must launch a tender offer for the acquisition of all the remaining common shares, for an amount at least two hundred percent (200%) higher than the highest trading price of the common shares in the last five hundred and four (504) trading sessions prior to the date on which the shareholder or group of shareholders exceeded the limit set forth in this article, adjusted pro rata die *at the SELIC interest rate*

CHAPTER XI~~V~~II - CONFLICT RESOLUTION

Article ~~106~~ 97 The Company, its shareholders, the members of the Board of Directors and of the Supervisory Board, if installed, and alternates undertake to resolve, by means of arbitration, before the Market Arbitration Chamber, in the form of its regulation any and all disputes or controversies that may arise between them, related to or arising from, its status as an issuer, shareholders, administrators, members of the Audit Committee, members of Statutory Committees in particular, ~~the application, validity, effectiveness, interpretation, violation and its effects~~, arising from the provisions contained in Brazilian Federal Law 6404/1976 and Brazilian Federal Law 6.385/1976 subsequent amendments to these Bylaws, the rules issued by the National Monetary Council, the Central Bank of Brazil and the Securities and Exchange Commission, as well as other rules applicable to the operation of the capital market in general, in

addition to those contained in the ~~Level 2 Corporate Governance Regulations of B3, the Arbitration Regulations, the Sanctions Regulations and the Level 2 B3's Corporate Governance Participation Agreement.~~ Novo Mercado Regulation, the other regulations of B3 and the Novo Mercado Share Agreement.

CHAPTER XV - GENERAL PROVISIONS

Article ~~107~~ 98 In the event of withdrawal of shareholders, the amount to be paid by the Company as reimbursement for the shares held by shareholders who have exercised the right of withdrawal, in cases authorized by law, shall correspond to the equity value per share, to be calculated based on the last set of financial statements approved by the Shareholders' Meeting, the shareholder being allowed to request the preparation of a special balance sheet in the events provided for in article 45 of Brazilian Federal Law 6404/1976.

Article ~~108~~ 99 In addition to the shareholders' agreement, the Company shall comply with the guidelines and procedures provided for in federal, state and municipal law and in regulations and normative instructions issued by state and federal bodies.

~~**Article 109** The employee representative, elected by the 68th Annual Shareholders' Meeting, held on April 28, 2023, as a member of the Board of Directors, shall hold the position until the end of his term of office, which ends at the Annual Shareholders' Meeting to be held in 2025.~~

APPENDIX I - AMENDMENTS TO THE CORPORATE BYLAWS

The original text of Copel Bylaws (filed at the Commercial Registry of the State of Paraná under No. 17,340 on June 16, 1955, and published in the Official Newspaper of the State of Paraná on June 25, 1955) has undergone the amendments listed hereunder.

Minutes of SM of	Commercial Registry File No.	Commercial Registry Date	Published in the ONS PR on
09.09.1969	83.759	10.01.1969	10.08.1969
08.21.1970	88.256	09.04.1970	09.14.1970
10.22.1970	88.878	11.05.1970	11.16.1970
04.28.1972	95.513	05.24.1972	05.30.1972
04.30.1973	101.449	08.15.1973	08.28.1973
05.06.1974	104.755	05.21.1974	06.05.1974
12.27.1974	108.364	02.07.1975	02.21.1975
04.30.1975	110.111	06.03.1975	06.18.1975
03.26.1976	114.535	04.29.1976	05.10.1976
02.15.1978	123.530	02.28.1978	03.08.1978
08.14.1979	130.981	11.09.1979	11.20.1979
02.26.1980	132.253	03.25.1980	04.16.1980
10.30.1981	139.832	12.01.1981	12.18.1981
05.02.1983	146.251	05.31.1983	06.14.1983
05.23.1984	150.596	07.26.1984	08.28.1984
12.17.1984	160.881	01.17.1985	02.11.1985
06.11.1985	162.212	07.01.1985	07.18.1985
01.12.1987	166.674	02.13.1987	02.26.1987

03.18.1987	166.903	04.07.1987	05.08.1987
06.19.1987	167.914	07.02.1987	07.14.1987
02.22.1994	18444,7	02.28.1994	03.17.1994
08.22.1994	309,0	09.20.1994	10.06.1994
02.15.1996	960275860	02.27.1996	03.06.1996
10.18.1996	961839597	10.29.1996	11.06.1996
07.10.1997	971614148	07.18.1997	07.22.1997
03.12.1998	980428793	04.01.1998	04.07.1998
04.30.1998	981597050	05.06.1998	05.12.1998
05.25.1998	981780954	05.28.1998	06.02.1998
01.26.1999	990171175	02.05.1999	02.11.1999
03.25.1999	990646483	04.14.1999	04.23.1999
03.27.2000	000633666	03.30.2000	04.07.2000
08.07.2001	20011994770	08.14.2001	08.27.2001
12.26.2002	20030096413	01.29.2003	02.10.2003
02.19.2004	20040836223	03.08.2004	03.19.2004
06.17.2005	20052144879	06.23.2005	07.05.2005
01.11.2006	20060050632	01.20.2006	01.25.2006
08.24.2006	20063253062	08.30.2006	09.11.2006

Minutes of SM of	Commercial Registry File No.	Commercial Registry Date	Published in the ONS PR on
07.02.2007	*20072743441*	*07.04.2007*	*07.27.2007*
04.18.2008	*20081683790*	*04.25.2008*	*05.27.2008*
03.13.2009	*20091201500*	*03.13.2009*	*03.31.2009*
07.08.2010	*20106612077*	*07.20.2010*	*08.04.2010*
04.28.2011	*20111122929*	*05.10.2011*	*06.07.2011*
04.26.2012	*20123192609*	*05.09.2012*	*05.15.2012*
04.25.2013	*20132186560*	*05.07.2013*	*05.20.2013*
07.25.2013	*20134231198*	*07.30.2013*	*08.09.2013*
10.10.2013	*20135861330*	*10.15.2013*	*10.25.2013*
04.24.2014	*20142274046*	*04.29.2014*	*05.05.2014*
04.23.2015	*20152615962*	*05.04.2015*	*05.06.2015*
12.22.2016	*20167724827*	*01.04.2017*	*01.06.2017*
06.07.2017	*20173251129*	*06.12.2017*	*06.19.2017*
06.28.2018	*20183296796*	*07.11.2018*	*07.17.2018*
04.29.2019	*20192743090*	*05.07.2019*	*05.10.2019*
12.02.2019	*20197383041*	*12.17.2019*	*12.19.2019*
03.11.2021	*20211660922*	*03.25.2021*	*04.06.2021*
09.27.2021	*20216601347*	*09.30.2021*	*10.18.2021*
11.26.2021	*20218025483*	*12.06.2021*	*12.10.2021*

Minutes of SM of	JUCEPAR		Published in Valor Econômico on
	File No.	Date	
04.28.2023	*20233084983*	*05.08.2023*	*05.12.2023*
07.10.2023[*]	*20234989270*	*07.25.2023*	*07.28.2023*

[*] *As a result of the condition contained in the minutes of the 207th Extraordinary Shareholders' Meeting of July 10, 2023, Copel's Bylaws as a Corporation came into force on August 11, 2023, with the settlement of the public offering of the Company's shares on B3*

APPENDIX II - CHANGES IN CAPITAL STOCK (ARTICLE 5)

Initial capital stock, on 03.28.1955: Cr$ 800,000,000.00

SM of	NEW CAPITAL - Cr$	C.R.S.P FILE No. DATE	MINUTES in ONS PR of
10.01.1960	1,400,000,000.00	26350 - 10.13.1960	10.14.1960
04.16.1962	4,200,000,000.00	31036 - 05.03.1962	05.26.1962
11.11.1963	8,000,000,000.00	37291 - 11.28.1963	12.02.1963
10.13.1964	16,000,000,000.00	50478 - 10.23.1964	10.31.1964
09.24.1965	20,829,538,000.00	65280 - 10.15.1965	10.18.1965
10.29.1965	40,000,000,000.00	65528 - 11.12.1965	11.18.1965
09.20.1966	70,000,000,000.00	70003 - 10.11.1966	10.18.1966 [2]
	NCr$		
10.31.1967	125,000,000.00	74817 - 12.01.1967	12.07.1967
06.17.1968	138,660,523.00	77455 - 06.27.1968	07.13.1968
11.27.1968	180,000,000.00	79509 - 12.10.1968	12.20.1968
06.06.1969	210,000,000.00	82397 - 07.11.1969	08.05.1969
10.13.1969	300,000,000.00	84131 - 10.30.1969	11.03.1969
12.03.1969	300,005,632.00	84552 - 12.16.1969	12.30.1969
04.06.1970	332,111,886.00	86263 - 05.14.1970	06.09.1970
	Cr$		
11.24.1970	425,000,000.00	89182 - 12.11.1970	12.18.1970
12.18.1970	500,178,028.00	89606 - 02.04.1971	02.17.1971
07.31.1972	866,000,000.00	97374 - 09.21.1972	10.04.1972
04.30.1973 [3]	867,934,700.00	101449 - 08.15.1973	08.28.1973
08.31.1973	877,000,000.00	102508 - 11.09.1973	11.21.1973
10.30.1973 [4]	1,023,000,000.00	103387 - 01.25.1974	02.11.1974
05.30.1974	1,023,000,010.00	105402 - 06.21.1974	06.27.1974
12.27.1974	1,300,000,000.00	108364 - 02.07.1975	02.21.1975
04.30.1975	1,302,795,500.00	110111 - 06.13.1975	06.18.1975
12.22.1975	1,600,000,000.00	113204 - 01.15.1976	02.13.1976
03.26.1976	1,609,502,248.00	114535 - 04.29.1976	05.10.1976
12.17.1976	2,100,000,000.00	118441 - 01.14.1977	02.04.1977
08.29.1977	3,000,000,000.00	122059 - 10.14.1977	10.25.1977
11.16.1977	3,330,000,000.00	122721 - 12.13.1977	01.12.1978
04.28.1978	3,371,203,080.00	125237 - 07.06.1978	07.20.1978
12.14.1978	4,500,000,000.00	127671 - 01.19.1979	03.06.1979
03.05.1979	5,656,487,659.00	128568 - 05.04.1979	05.17.1979
04.30.1979	5,701,671,254.00	129780 - 07.24.1979	08.14.1979
09.24.1979	8,000,000,000.00	130933 - 11.05.1979	11.23.1979
03.27.1980	10,660,296,621.00	133273 - 06.17.1980	06.27.1980
04.29.1980	10,729,574,412.00	133451 - 06.27.1980	07.16.1980
10.16.1980	11,600,000,000.00	135337 - 12.02.1980	01.20.1981
04.30.1981	20,000,000,000.00	137187 - 05.19.1981	05.29.1981
10.30.1981	20,032,016,471.00	139832 - 12.01.1981	12.18.1981
04.30.1982	37,073,740,000.00	141852 - 06.01.1982	06.17.1982
10.29.1982	39,342,000,000.00	144227 - 12.14.1982	12.29.1982

[2] Rectified by ONS PR on June 5, 1967

[3] *Ratified by ESM on August 7, 1973, published in ONS PR on August 23, 1973*

[4] *Ratified by ESM on December 21, 1973, published in ONS PR on February 1, 1974*

SM of	NEW CAPITAL - Cr$	C.R.S.P FILE No. DATE	MINUTES in ONS PR of
03.14.1983	75,516,075,768.00	145422 - 04.12.1983	05.10.1983
05.02.1983	80,867,000,000.00	146251 - 05.31.1983	06.14.1983
09.01.1983	83,198,000,000.00	148265 - 10.25.1983	12.09.1983
04.10.1984	205,139,191,167.00	150217 - 06.15.1984	07.17.1984
04.10.1984	215,182,000,000.00	150217 - 06.15.1984	07.17.1984
10.05.1984	220,467,480,000.00	160412 - 11.08.1984	11.27.1984
03.25.1985	672,870,475,837.00	161756 - 05.21.1985	06.11.1985
03.25.1985	698,633,200,000.00	161756 - 05.21.1985	06.11.1985
09.18.1985	719,093,107,000.00	163280 - 11.14.1985	11.27.1985
	Cz$		
04.25.1986	2,421,432,629.00	164815 - 06.11.1986	06.30.1986
10.23.1986	2,472,080,064.00	166138 - 11.06.1986	11.14.1986
03.18.1987	4,038,049,401.49	166903 - 04.07.1987	05.08.1987
03.18.1987	4,516,311,449.87	166903 - 04.07.1987	05.08.1987
09.18.1987	4,682,539,091.91	168598 - 10.06.1987	10.16.1987
04.14.1988	18,772,211,552.10	170034 - 05.06.1988	05.25.1988 [5]
04.14.1988	19,335,359,578.00	170034 - 05.06.1988	05.25.1988
06.14.1988	19,646,159,544.00	170727 - 07.11.1988	07.20.1988
04.25.1989	174,443,702,532.00	172902 - 05.26.1989	07.06.1989
	NCz$		
04.25.1989	182,848,503.53	172902 - 05.26.1989	07.06.1989
06.26.1989	184,240,565.60	173374 - 07.12.1989	07.21.1989
	Cr$		
03.30.1990	2,902,464,247.10	175349 - 05.02.1990	05.09.1990
03.30.1990	3,113,825,643.60	175349 - 05.02.1990	05.09.1990
05.25.1990	3,126,790,072.52	176016 - 07.10.1990	08.09.1990
03.25.1991	28,224,866,486.42	177809 - 04.26.1991	05.23.1991
03.25.1991	30,490,956,176.38	177809 - 04.26.1991	05.23.1991
05.23.1991	30,710,162,747.26	178337 - 06.18.1991	06.27.1991
04.28.1992	337,561,908,212.47	180617 - 06.08.1992	07.06.1992
04.28.1992	367,257,139,084.96	180617 - 06.08.1992	07.06.1992
06.25.1992	369,418,108,461.33	180899 - 07.09.1992	07.17.1992
04.01.1993	4,523,333,257,454.10	182553 - 04.29.1993	05.20.1993
04.01.1993	4,814,158,615,553.95	182553 - 04.29.1993	05.20.1993
06.15.1993	4,928,475,489,940.95 [6]	183139 - 07.13.1993	08.24.1993
04.26.1994	122,158,200,809.21 [7]	184781 - 05.10.1994	06.08.1994
	R$		
04.25.1995	446,545,229.15	950696471 - 05.18.1995	06.19.1995
04.23.1996	546,847,990.88	960710000 - 05.07.1996	05.15.1996
07.29.1997	1,087,959,086.88	971614130 - 07.30.1997	08.01.1997
08.07.1997	1,169,125,740.56 [8]	971761671 - 08.12.1997	08.15.1997
03.12.1998	1,225,351,436.59	980428793 - 04.01.1998	04.07.1998
03.25.1999	1,620,246,833.38	990646483 - 04.14.1999	04.23.1999
12.26.2002	2,900,000,000.00	20030096413 - 01.29.2003	02.10.2003
04.29.2004	3,480,000,000.00	20041866290 - 06.07.2004	06.18.2004
04.27.2006	3,875,000,000.00	20061227897 - 05.09.2006	05.24.2006
04.27.2007	4,460,000,000.00	20071761462 - 05.15.2007	05.29.2007

[5] *Rectification in ONS No. 2780 of May 27, 1988*

[6] *Due to Provisional Executive Act No. 336, dated July 28, 1993, which changed the national currency, as of August 1, 1993, the company capital is registered in "cruzeiros reais" (CR$ 4,928,475,475.41 as of the last date)*

[7] *Due to Provisional Executive Act No. 542, dated June 30, 1994, which changed the national currency, as of July 1, 1994, the capital is entered in "reais" (R$ 44,421,146.54 as of last date)*

[8] *Change in the capital stock authorized by the Board of Directors*

SM of	NEW CAPITAL - Cr$	C.R.S.P FILE No. DATE	MINUTES in ONS PR of
04.27.2010	6,910,000,000.00	20105343960 - 05.06.2010	05.13.2010
12.22.2016	7,910,000,000.00	20167724827 - 01.04.2017	01.06.2017
04.29.2019	10,800,000,000.00	20192743090 - 05.07.2019	05.10.2019

BYLAWS COPEL (HOLDING)
COMPARATIVE TABLE OF CHANGES

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
CHAPTER I - CORPORATE NAME, DURATION, HEADQUARTERS AND CORPORATE PURPOSE	**CHAPTER I - CORPORATE NAME, DURATION, HEADQUARTERS AND CORPORATE PURPOSE**	Keep unchanged.
Art. 1 Companhia Paranaense de Energia – Copel, hereinafter referred to as "Copel" or the "Company," is a publicly held corporation, endowed with legal personality under private law, governed by these Bylaws and by the applicable legislation.	**Art. 1** Companhia Paranaense de Energia – Copel, hereinafter referred to as "Copel" or the "Company," is a publicly held corporation, endowed with legal personality under private law, governed by these Bylaws and by the applicable legislation.	Keep unchanged.
Sole Paragraph. The Company's corporate name may not be altered.	~~**Sole Paragraph.**~~ § 1 The Company's corporate name may not be altered.	Renumbered, considering the inclusion of a new paragraph in Article 1.
NEW	§ 2 With the Company's entry into the Novo Mercado of B3 S.A. – Brazil, Bolsa, Balcão ("**B3**"), the Company, its shareholders, including controlling shareholders, administrators and members of the supervisory board, when installed, are subject to the provisions of the Novo Mercado Regulation.	Included for purposes of meeting Novo Mercado requirements.
Art. 2 The Company's duration is indefinite.	**Art. 2** The Company's duration is indefinite.	Keep unchanged.
Art. 3 The Company has its principal place of business and legal venue in the City of Curitiba, State of Paraná, Brazil, and may establish branches, agencies, subsidiaries, and offices in Brazil and abroad,.	**Art. 3** The Company has its principal place of business and legal venue in the City of Curitiba, State of Paraná, Brazil, and may establish branches, agencies, subsidiaries, and offices in Brazil and abroad,.	Keep unchanged.
Sole Paragraph. The Company's headquarters must always be located within the State of Paraná.	~~**Sole Paragraph.** The Company's headquarters must always be located within the State of Paraná.~~	Excluded, item contained in the caput of Art. 3.
Art. 4 The corporate purpose of the Company is to:	**Art. 4** The corporate purpose of the Company is to:	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
I research and study, from technical and economic perspectives, any sources of energy, providing solutions for sustainable development;	**I** research and study, from technical and economic perspectives, any sources of energy, providing solutions for sustainable development;	Keep unchanged.
II research, study, plan, construct, and operate the production, transformation, transportation, storage, distribution, and trading of energy in any of its forms, principally electrical energy, fuels, and energy raw materials;	**II** research, study, plan, construct, and operate the production, transformation, transportation, storage, distribution, and trading of energy in any of its forms, principally electrical energy, fuels, and energy raw materials;	Keep unchanged.
III study, plan, design, construct, and operate dams and their reservoirs, as well as other projects aimed at the multiple use of water resources;	**III** study, plan, design, construct, and operate dams and their reservoirs, as well as other projects aimed at the multiple use of water resources;	Keep unchanged.
IV provide services in the fields of energy business, energy infrastructure, information, and technical assistance regarding the rational use of energy and business initiatives aimed at the implementation and development of economic activities, provided that such activities are previously authorized by the Board of Directors; and	**IV** provide services in the fields of energy business, energy infrastructure, information, and technical assistance regarding the rational use of energy, and business initiatives aimed at the implementation and development of economic activities, provided that such activities are previously authorized by the Board of Directors; and	Writing adjustment without change of meaning.
V carry out activities in the fields of energy generation, electronic information transmission, communications and electronic controls, cellular telephony, and other activities of interest to Copel, being authorized, for these purposes and subject to prior authorization by the Board of Directors, to participate, preferably with a majority interest or a controlling interest, in consortia, companies, public bidding processes for new concessions, and/or existing companies established to operate existing concessions, taking into account, in addition to the general characteristics of the projects, the respective social and environmental impacts.	**V** carry out activities in the fields of energy generation, electronic information transmission, communications and electronic controls, cellular telephony, and other activities of interest to Copel, being authorized, for these purposes and subject to prior authorization by the Board of Directors, to participate, preferably with a majority interest or a controlling interest, in consortia, companies, public bidding processes for new concessions, and/or existing companies established to operate existing concessions, taking into account, in addition to the general characteristics of the projects, the respective social and environmental impacts.	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
§ 1 The Company may, for the purpose of pursuing its corporate purpose, form subsidiaries, assume corporate control, and participate in the share capital of other companies or entities, provided that prior authorization is obtained from the Board of Directors.	**§ 1** The Company may, for the purpose of pursuing its corporate purpose, form subsidiaries, assume corporate control, and participate in the share capital of other companies or entities, provided that prior authorization is obtained from the Board of Directors.	Inclusion of a comma, with no text change.
§ 2 For the purpose of pursuing its corporate purpose and within its scope of operations, the Company may open, establish, maintain, transfer, or close branches, offices, agencies, representations, or any other establishments, or appoint representatives, subject to applicable legal and regulatory provisions.	**§ 2** For the purpose of pursuing its corporate purpose and within its scope of operations, the Company may open, establish, maintain, transfer, or close branches, offices, agencies, representations, or any other establishments, or appoint representatives, subject to applicable legal and regulatory provisions.	Keep unchanged.
§ 3 Upon the Company's admission to the special listing segment known as Level 2 of Corporate Governance of B3 S.A. – Brasil, Bolsa, Balcão, the Company, its shareholders, officers (members of the Board of Directors and the Executive Board), and members of the Supervisory Board shall be subject to the provisions of the Level 2 Corporate Governance Listing Rules of B3 (Level 2 Regulation).	§ 3 Upon the Company's admission to the special listing segment known as Level 2 of Corporate Governance of B3 S.A. – Brasil, Bolsa, Balcão, the Company, its shareholders, officers (members of the Board of Directors and the Executive Board), and members of the Supervisory Board shall be subject to the provisions of the Level 2 Corporate Governance Listing Rules of B3 (Level 2 Regulation).	Deleted, considering conversion of shares and migration to NM.
§ 4 The provisions of the Level 2 Corporate Governance Listing Regulation of B3 shall prevail over the provisions of these Bylaws in the event of any prejudice to the rights of the recipients of the public offers provided for herein.	§ 4 The provisions of the Level 2 Corporate Governance Listing Regulation of B3 shall prevail over the provisions of these Bylaws in the event of any prejudice to the rights of the recipients of the public offers provided for herein.	Deleted, considering conversion of shares and migration to NM.
CHAPTER II - SHARE CAPITAL AND SHARES	**CHAPTER II - SHARE CAPITAL AND SHARES**	Keep unchanged.
Art. 5 The fully paid-in share capital amounts to BRL 12,831,618,938.25 (twelve billion, eight hundred thirty-one million, six hundred eighteen thousand, nine hundred thirty-eight reals and twenty-five cents), represented by 2,982,810,591 (two billion, nine hundred eighty-two million,	**Art. 5** The fully paid-in share capital amounts to BRL 12,831,618,938.25 (twelve billion, eight hundred thirty-one million, six hundred eighteen thousand, nine hundred thirty-eight reals and twenty-five cents), represented by 2,982,810,591 (two billion, nine hundred eighty-two million, eight hundred ten thousand, five hundred ninety-one)	Text adjustment. Article 5 will be amended, considering that the Company will only rely on common shares, without prejudice to the preferred share of a special class of exclusive ownership of the State of Paraná.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	Proposed bylaws	Rationale
eight hundred ten thousand, five hundred ninety-one) shares without par value, consisting of 1,300,347,300 (one billion, three hundred million, three hundred forty-seven thousand, three hundred) common shares and 1,682,463,291 (one billion, six hundred eighty-two million, four hundred sixty-three thousand, two hundred ninety-one) preferred shares, of which 3,128,000 (three million, one hundred twenty-eight thousand) are Class A preferred shares and 1,679,335,290 (one billion, six hundred seventy-nine million, three hundred thirty-five thousand, two hundred ninety) are Class B preferred shares, and 1 (one) special class preferred share held exclusively by the State of Paraná.	~~shares without par value, consisting of 1,300,347,300 (one billion, three hundred million, three hundred forty-seven thousand, three hundred) common shares and 1,682,463,291 (one billion, six hundred eighty-two million, four hundred sixty-three thousand, two hundred ninety-one) preferred shares, of which 3,128,000 (three million, one hundred twenty-eight thousand) are Class A preferred shares and 1,679,335,290 (one billion, six hundred seventy-nine million, three hundred thirty-five thousand, two hundred ninety) are Class B preferred shares,~~ totally subscribed and paid-in, divided into 2,982,810,590 (two billion, nine hundred eighty-two million, eight hundred ten thousand, five hundred ninety-one) common shares, nominative, book-entry shares, and without par value and in 1 (one) special class preferred share held exclusively by the State of Paraná.	
NEW	**§ 1** Having observed the provisions of Article 100, the Company may, by resolution of the General Meeting, issue preferential, nominative and no nominal value shares, which will have the following characteristics, rights and advantages:	New, aiming to clarify the competence of the General Meeting regarding the deliberation for the issuance of preferred shares.
NEW	I. except for the provisions of the Level 2 Regulation until migration to the Novo Mercado, they do not grant the holder the right to vote in the resolutions of the General Meeting, nor will they acquire the right to vote in full in the event of non-declaration or payment of the proceeds to which they are entitled;	New, aiming to clarify the rights of preferred shareholders.
NEW	II. confer priority of capital reimbursement in the event of liquidation of the Company's assets, without premium, in the amount corresponding to the percentage of the share capital amount represented by such share;	New, aiming to clarify the rights of preferred shareholders.
NEW	III. are automatically and compulsorily redeemable immediately upon issuance, without the need for a special	New, aiming to clarify the rights of preferred shareholders.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
	meeting of shareholders holding preferred shares, the amount to be defined at the time of its issuance, to be paid in national currency on the date of redemption, the Company is permitted to withhold amounts for tribute payment purposes, taxes, fees and expenses for which, by law, the Company is responsible for carrying out the withholding at the source in the name and on behalf of the shareholder.	
NEW	IV confer the right to receive proceeds on equal terms with the common shares issued by the Company; and	New, aiming to clarify the rights of preferred shareholders.
NEW	V confer the right to be included in a public offer of transfer of control, on equal terms with common shares.	New, aiming to clarify the rights of preferred shareholders.
§ 1 The share capital may be increased, by resolution of the Board of Directors, after consulting the Supervisory Board, if installed, pursuant to applicable law and without the need for an amendment to the Bylaws, up to the limit of 4,000,000,000 (four billion) shares for the following purposes:	§ ~~1º~~2 The share capital may be increased, by resolution of the Board of Directors, after consulting the Supervisory Board, if installed, pursuant to applicable law and without the need for an amendment to the Bylaws, up to the limit of 4,000,000,000 (four billion) shares for the following purposes:	Renumbering of the paragraph in view of the proposed adjustments in said article.
I - capitalization of profits and reserves;	**I** - capitalization of profits and reserves;	Keep unchanged.
II - in the event the General Shareholders' Meeting resolves to issue subscription warrants, debentures convertible into shares, or, pursuant to a plan approved by the General Shareholders' Meeting, to grant stock options to officers and employees, the exercise of the respective conversion or subscription rights; or	**II** - in the event the General Shareholders' Meeting resolves to issue subscription warrants, debentures convertible into shares, or, pursuant to a plan approved by the General Shareholders' Meeting, to grant stock options to officers and employees, the exercise of the respective conversion or subscription rights; or	Text adjustment, no change in meaning.
III - placement, through sale on the stock exchange or public subscription of new common shares.	**III** - placement, through sale on the stock exchange or public subscription, of new common shares.	Text adjustment, no change in meaning.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
§ 2 The shares are registered, book-entry shares, and are maintained in deposit accounts with a duly authorized financial institution.	**§ ~~2º~~ 3** The shares are registered, book-entry shares, and are maintained in deposit accounts with a duly authorized financial institution.	Renumbering of the paragraph in view of the proposed adjustments in said article.
§ 3 The Company is authorized to select the financial institution, by resolution of the Board of Directors, to maintain the book-entry shares in deposit accounts.	**§ ~~3º~~ 4** The Company is authorized to select the financial institution, by resolution of the Board of Directors, to maintain the book-entry shares in deposit accounts.	Renumbering of the paragraph in view of the proposed adjustments in said article.
§ 4 The Company may, with authorization from the Board of Directors, acquire its own shares, subject to the rules established by the Brazilian Securities and Exchange Commission.	**§ ~~4º~~ 5** The Company may, with authorization from the Board of Directors, acquire its own shares, subject to the rules established by the Brazilian Securities and Exchange Commission.	Renumbering of the paragraph in view of the proposed adjustments in said article.
§ 5 The special class preferred share, held exclusively by the State of Paraná, may only be redeemed with legal authorization and upon resolution by an Extraordinary General Shareholders' Meeting.	**§ ~~5º~~ 6** The special class preferred share, held exclusively by the State of Paraná, may only be redeemed with legal authorization and upon resolution by an Extraordinary General Shareholders' Meeting.	Renumbering of the paragraph in view of the proposed adjustments in said article.
§ 6 Capital increases may be carried out through the issuance of common shares and class B preferred shares, without maintaining proportionality with the existing classes or with the common shares, subject to the limit established under Federal Law No. 6,404/1976, as amended.	~~§ 6 Capital increases may be carried out through the issuance of common shares and class B preferred shares, without maintaining proportionality with the existing classes or with the common shares, subject to the limit established under Federal Law No. 6,404/1976, as amended.~~	Deleted, considering conversion of shares and migration to NM.
§ 7 The preferred shares shall grant their holders the following preferences and advantages:	~~§ 7 The preferred shares shall grant their holders the following preferences and advantages:~~	Deleted, considering conversion of shares and migration to NM.
I. Class A preferred shares shall have priority in the distribution of minimum dividends of ten percent (10%) per year, to be equally divided among them, calculated based on the capital paid in for this type and class of shares as of December 31 of the previous year, and such amount shall be	~~I. Class A preferred shares shall have priority in the distribution of minimum dividends of ten percent (10%) per year, to be equally divided among them, calculated based on the capital paid in for this type and class of shares as of December 31 of the previous year, and such amount shall~~	Deleted, considering conversion of shares and migration to NM.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
credited against the mandatory dividend provided for in Article 87;	~~be credited against the mandatory dividend provided for in Article 87;~~	
II. Class B preferred shares shall have priority in the distribution of mandatory dividends, to be equally divided among them, corresponding to a portion equivalent to at least twenty-five percent (25%) of net income, adjusted pursuant to Federal Law No. 6,404/1976, as amended, calculated proportionally to the capital paid in for this type and class of shares as of December 31 of the previous year;	~~II. Class B preferred shares shall have priority in the distribution of mandatory dividends, to be equally divided among them, corresponding to a portion equivalent to at least twenty-five percent (25%) of net income, adjusted pursuant to Federal Law No. 6,404/1976, as amended, calculated proportionally to the capital paid in for this type and class of shares as of December 31 of the previous year;~~	Deleted, considering conversion of shares and migration to NM.
III. The dividends secured by the preceding item to class B preferred shares shall have priority only over common shares and shall be paid solely from the remaining profits after the payment of the priority dividends to class A preferred shares;	~~III. The dividends secured by the preceding item to class B preferred shares shall have priority only over common shares and shall be paid solely from the remaining profits after the payment of the priority dividends to class A preferred shares;~~	Deleted, considering conversion of shares and migration to NM.
IV The dividend to be paid per class A and class B preferred share shall be at least ten percent (10%) higher than that attributed to each common share, in accordance with the provisions of Federal Law No. 6,404/1976, as amended;	~~IV The dividend to be paid per class A and class B preferred share shall be at least ten percent (10%) higher than that attributed to each common share, in accordance with the provisions of Federal Law No. 6,404/1976, as amended;~~	Deleted, considering conversion of shares and migration to NM.
V. Class A and class B preferred shares shall acquire full voting rights if the priority or minimum dividends to which they are entitled are not paid for three (3) consecutive fiscal years; and	~~V. Class A and class B preferred shares shall acquire full voting rights if the priority or minimum dividends to which they are entitled are not paid for three (3) consecutive fiscal years; and~~	Deleted, considering conversion of shares and migration to NM.
VI Class A and Class B preferred shares guarantee their holders the right to be included in any public tender offer for the acquisition of shares resulting from the Company's Change of Control, at the same price and under the same conditions offered to the Selling Controlling Shareholder; and	~~VI Class A and Class B preferred shares guarantee their holders the right to be included in any public tender offer for the acquisition of shares resulting from the Company's Change of Control, at the same price and under the same conditions offered to the Selling Controlling Shareholder; and~~	Deleted, considering conversion of shares and migration to NM.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
VII The special class preferred share held by the State of Paraná shall confer upon the State of Paraná priority in the reimbursement of capital, without premium, in the event of the Company's liquidation, corresponding to the percentage that such share represents of the share capital, and the power to veto resolutions at the general shareholders' meeting:	~~VII~~ §7The special class preferred share held by the State of Paraná shall confer upon the State of Paraná priority in the reimbursement of capital, without premium, in the event of the Company's liquidation, corresponding to the percentage that such share represents of the share capital, and the power to veto resolutions at the general shareholders' meeting:	Renumbering of the paragraph in view of the proposed adjustments in said article.
a) that authorize the officers to approve and execute the Annual Investment Plan of Copel Distribuição S.A. in the event that the investments, as from the 2021/2025 rate cycle, deemed prudent by Aneel (*Agência Nacional de Energia Elétrica* [National Agency for Electricity]), do not reach, at a minimum, 2.0 times the Regulatory Depreciation Quota (QRR, *Quota de Reintegração Regulatória*) for that same Ordinary Rate Review cycle and/or on an accumulated basis by the end of the concession;	**a)** that authorize the officers to approve and execute the Annual Investment Plan of Copel Distribuição S.A. in the event that the investments, as from the 2021/2025 rate cycle, deemed prudent by Aneel (*Agência Nacional de Energia Elétrica* [National Agency for Electricity]), do not reach, at a minimum, 2.0 times the Regulatory Depreciation Quota (QRR, *Quota de Reintegração Regulatória*) for that same Ordinary Rate Review cycle and/or on an accumulated basis by the end of the concession;	Keep unchanged.
b) that aim to amend the Bylaws in order to remove or modify:	**b)** that aim to amend the Bylaws in order to remove or modify:	Keep unchanged.
1. the obligation to maintain the Company's current corporate name;	1. the obligation to maintain the Company's current corporate name;	Keep unchanged.
2. the obligation to maintain the Company's headquarters in the State of Paraná;	2. the obligation to maintain the Company's headquarters in the State of Paraná;	Keep unchanged.
3. the prohibition against any shareholder or group of shareholders exercising voting rights in a number exceeding 10% (ten percent) of the shares into which COPEL's voting share capital is divided;	3. the prohibition against any shareholder or group of shareholders exercising voting rights in a number exceeding 10% (ten percent) of the shares into which COPEL's voting share capital is divided;	Keep unchanged.
4. the prohibition against the execution, filing, and registration of shareholders' agreements for the exercise of	4. the prohibition against the execution, filing, and registration of shareholders' agreements for the exercise of	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	Proposed bylaws	Rationale
voting rights, except for the formation of voting blocs with a number of votes below the limit set forth in these Bylaws; and	voting rights, except for the formation of voting blocs with a number of votes below the limit set forth in these Bylaws; and	
5. the exclusive authority of the general shareholders' meeting to authorize the administrators to approve and execute the Copel Distribuição S.A. Annual Investment Plan if the investments, starting from the 2021/2025 rate cycle, deemed prudent by Aneel, do not reach at least 2.0x the Regulatory Depreciation Quota (QRR) for that same Ordinary Rate Review cycle and/or, in the aggregate, by the end of the concession term.	5. the exclusive authority of the general shareholders' meeting to authorize the administrators to approve and execute the Copel Distribuição S.A. Annual Investment Plan if the investments, starting from the 2021/2025 rate cycle, deemed prudent by Aneel, do not reach at least 2.0x the Regulatory Depreciation Quota (QRR) for that same Ordinary Rate Review cycle and/or, in the aggregate, by the end of the concession term.	Keep unchanged.
§ 8 Each Class A and Class B preferred share grants its holder restricted voting rights, exclusively on the following matters:	~~§ 8 Each Class A and Class B preferred share grants its holder restricted voting rights, exclusively on the following matters:~~	Deleted, considering conversion of shares and migration to NM.
I transformation, merger, consolidation, or spin-off of the Company;	~~I transformation, merger, consolidation, or spin-off of the Company;~~	Deleted, considering conversion of shares and migration to NM.
II approval of agreements between the Company and the Controlling Shareholder, whether directly or through third parties, as well as with other companies in which the Controlling Shareholder holds an interest, whenever such agreements, by legal or statutory provision, must be resolved at a General Shareholders' Meeting;	~~II approval of agreements between the Company and the Controlling Shareholder, whether directly or through third parties, as well as with other companies in which the Controlling Shareholder holds an interest, whenever such agreements, by legal or statutory provision, must be resolved at a General Shareholders' Meeting;~~	Deleted, considering conversion of shares and migration to NM.
III valuation of assets contributed for the purposes of increasing the Company's share capital;	~~III valuation of assets contributed for the purposes of increasing the Company's share capital;~~	Deleted, considering conversion of shares and migration to NM.
IV selection of a specialized institution or firm to determine the Economic Value of the Company, as provided in Article 100 of these Bylaws;	~~IV selection of a specialized institution or firm to determine the Economic Value of the Company, as provided in Article 100 of these Bylaws;~~	Deleted, considering conversion of shares and migration to NM.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
V amendment or repeal of statutory provisions that alter or modify any of the requirements set forth in item 4.1 of the Level 2 Corporate Governance Regulation of B3, it being understood that such voting right shall prevail for as long as the Participation Agreement in Level 2 Corporate Governance remains in effect; and	~~V amendment or repeal of statutory provisions that alter or modify any of the requirements set forth in item 4.1 of the Level 2 Corporate Governance Rules of B3, it being understood that such voting right shall prevail for as long as the Participation Agreement in Level 2 Corporate Governance remains in effect; and~~	Deleted, considering conversion of shares and migration to NM.
VI removal or amendment intended to eliminate the right provided in item XXIX of Article 30, as well as the right provided in this item, it being understood that such amendment shall require the approval of the majority of the preferred shares in a special shareholders' meeting called for this purpose.	~~VI removal or amendment intended to eliminate the right provided in item XXIX of Article 30, as well as the right provided in this item, it being understood that such amendment shall require the approval of the majority of the preferred shares in a special shareholders' meeting called for this purpose.~~	Deleted, considering conversion of shares and migration to NM.
§ 9 Subject to the veto power provided for in item VII of paragraph 7 of this article, the special class preferred share held by the State of Paraná shall not carry voting rights, nor shall it acquire voting rights in the event of nonpayment of the distributions to which it is entitled.	**§** ~~9º~~ 8Subject to the veto power provided for in item VII ~~of paragraph 7 paragraph 7~~ paragraph 7 of this article, the special class preferred share held by the State of Paraná shall not carry voting rights, nor shall it acquire voting rights in the event of nonpayment of the distributions to which it is entitled.	Renumbering of the paragraph in view of the proposed adjustments in said article.
§ 10 The veto power provided for in item VII of paragraph 7 of this article may only be exercised in accordance with the terms of State of Paraná Law No. 21,272/2022 and applicable legislation.	**§** ~~10~~ 9 The veto power provided for in ~~item VII of~~ paragraph 7 of this article may only be exercised in accordance with the terms of State of Paraná Law No. 21,272/2022 and applicable legislation.	Renumbering of the paragraph in view of the proposed adjustments in said article.
§ 11 The shares issued by the Company may be converted into another type and class, subject to the following rules:	~~§ 11 The shares issued by the Company may be converted into another type and class, subject to the following rules:~~	Deleted, considering conversion of shares and migration to NM.
I the class A preferred shares may be converted into class B preferred shares at any time;	~~I the class A preferred shares may be converted into class B preferred shares at any time;~~	Deleted, considering conversion of shares and migration to NM.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
II the class A and class B preferred shares may be converted into common shares, in accordance with the timeframes, conditions, and procedures established by the Board of Directors; and	~~II the class A and class B preferred shares may be converted into common shares, in accordance with the timeframes, conditions, and procedures established by the Board of Directors; and~~	Deleted, considering conversion of shares and migration to NM.
III under no circumstances may the common shares or class B preferred shares be converted into class A preferred shares.	~~III under no circumstances may the common shares or class B preferred shares be converted into class A preferred shares.~~	Deleted, considering conversion of shares and migration to NM.
§ 12 The issuances of shares, subscription warrants, convertible debentures, or other securities, up to the limit of the authorized capital, the placement of which occurs through sale on a stock exchange or public offering, may be approved with the exclusion of preemptive rights or reduction of the term for their exercise, in accordance with Federal Law No. 6,404/1976 and subsequent amendments.	**§ ~~12~~ 10** The issuances of shares, subscription warrants, convertible debentures, or other securities, up to the limit of the authorized capital, the placement of which occurs through sale on a stock exchange or public offering, may be approved with the exclusion of preemptive rights or reduction of the term for their exercise, in accordance with Federal Law No. 6,404/1976 and subsequent amendments.	Renumbering of the paragraph in view of the proposed adjustments in said article.
§ 13 The debentures may be either non-convertible or convertible into shares, in accordance with Federal Law No. 6,404/1976 and subsequent amendments.	**§ ~~13~~ 11** The debentures may be either non-convertible or convertible into shares, in accordance with Federal Law No. 6,404/1976 and subsequent amendments.	Renumbering of the paragraph in view of the proposed adjustments in said article.
Art. 6 No shareholder or group of shareholders, whether Brazilian or foreign, public or private, shall be permitted to exercise voting rights in excess of 10% (ten percent) of the total number of shares comprising Copel's voting capital, regardless of their ownership interest in the share capital.	**Art. 6** No shareholder or group of shareholders, whether Brazilian or foreign, public or private, shall be permitted to exercise voting rights in excess of 10% (ten percent) of the total number of shares comprising Copel's voting capital, regardless of their ownership interest in the share capital.	Keep unchanged.
Sole Paragraph – In the event that Copel's preferred shares carry restricted voting rights or come to confer full voting rights under Article 111, paragraph 1, of Law No. 6,404 of 1976, the limitation set forth in the main clause of this Article 6 shall also apply to such preferred shares, such that all shares held by the shareholder or group of shareholders	~~**Sole Paragraph –** In the event that Copel's preferred shares carry restricted voting rights or come to confer full voting rights under Article 111, paragraph 1, of Law No. 6,404 of 1976, the limitation set forth in the main clause of this Article 6 shall also apply to such preferred shares, such that all shares held by the shareholder or group of shareholders~~	Deleted, considering conversion of shares and migration to the Novo Mercado.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
that confer voting rights with respect to a particular resolution (whether common or preferred shares) shall be considered for purposes of calculating the number of votes pursuant to the main clause of this Article.	~~that confer voting rights with respect to a particular resolution (whether common or preferred shares) shall be considered for purposes of calculating the number of votes pursuant to the main clause of this Article.~~	
Art. 7 The execution of shareholders' agreements aimed at regulating the exercise of voting rights in a number exceeding 10% (ten percent) of the total number of shares comprising Copel's voting capital shall be prohibited, including in the situation described in Article 6, sole paragraph.	**Art. 7** The execution of shareholders' agreements aimed at regulating the exercise of voting rights in a number exceeding 10% (ten percent) of the total number of shares comprising Copel's voting capital shall be prohibited~~, including in the situation described in Article 6, sole paragraph.~~	Adjustment of text considering conversion of actions and migration to NM.
§ 1 The Company shall not file any shareholders' agreement regarding the exercise of voting rights that conflicts with the provisions of these Bylaws.	**§ 1** The Company shall not file any shareholders' agreement regarding the exercise of voting rights that conflicts with the provisions of these Bylaws.	Keep unchanged.
§ 2 The chair of the Copel General Shareholders' Meeting shall not count votes cast in violation of the rules set forth in Articles 6 and 7 of these Bylaws, without prejudice to the exercise of the State of Paraná's right of veto, pursuant to Article 5 of these Bylaws.	**§ 2** The chair of the Copel General Shareholders' Meeting shall not count votes cast in violation of the rules set forth in Articles 6 and 7 of these Bylaws, without prejudice to the exercise of the State of Paraná's right of veto, pursuant to Article 5 of these Bylaws.	Text adjustment, no change in meaning.
Art. 8 For purposes of these Bylaws, a group of shareholders shall be deemed to mean two (2) or more shareholders of the Company:	**Art. 8** For purposes of these Bylaws, a group of shareholders shall be deemed to mean two (2) or more shareholders of the Company:	Keep unchanged.
I Who are parties to a voting agreement, either directly or through controlled companies, controlling companies, or companies under common control;	**I** Who are parties to a voting agreement, either directly or through controlled companies, controlling companies, or companies under common control;	Keep unchanged.
II If one is, directly or indirectly, the controlling shareholder or controlling company of the other or of the others;	**II** If one is, directly or indirectly, the controlling shareholder or controlling company of the other or of the others;	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
III Who are companies directly or indirectly controlled by the same individual or entity, or group of individuals or entities, whether shareholders or not; or	**III** Who are companies directly or indirectly controlled by the same individual or entity, or group of individuals or entities, whether shareholders or not; or	Keep unchanged.
IV Who are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights, or any other form of organization or enterprise with the same administrators or managers, or whose administrators or managers are companies directly or indirectly controlled by the same individual or entity, or group of individuals or entities, whether shareholders or not.	**IV** Who are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights, or any other form of organization or enterprise with the same administrators or managers, or whose administrators or managers are companies directly or indirectly controlled by the same individual or entity, or group of individuals or entities, whether shareholders or not.	Keep unchanged.
§ 1 In the case of investment funds with a common administrator or manager, they shall only be considered a group of shareholders if the investment policy and the policy for exercising voting rights at shareholders' meetings, as provided in their respective regulations, are the responsibility of the administrator or manager, as the case may be, on a discretionary basis.	**§ 1** In the case of investment funds with a common administrator or manager, they shall only be considered a group of shareholders if the investment policy and the policy for exercising voting rights at shareholders' meetings, as provided in their respective regulations, are the responsibility of the administrator or manager, as the case may be, on a discretionary basis.	Keep unchanged.
§ 2 In addition to the provisions of the caput and preceding paragraphs of this article, any shareholders represented by the same attorney-in-fact, administrator, or representative in any capacity shall also be deemed part of the same group of shareholders, except in the case of holders of securities issued under the Company's Depositary Receipts program when represented by the respective depositary bank, provided that they do not fall within any of the other situations set forth in the caput or paragraph 1 of this article.	**§ 2** In addition to the provisions of the caput and preceding paragraphs of this article, any shareholders represented by the same attorney-in-fact, administrator, or representative in any capacity shall also be deemed part of the same group of shareholders, except in the case of holders of securities issued under the Company's Depositary Receipts program when represented by the respective depositary bank, provided that they do not fall within any of the other situations set forth in the caput or paragraph 1 of this article.	Keep unchanged.
§ 3 In the case of shareholders' agreements governing the exercise of voting rights, all signatories thereto shall be	**§ 3** In the case of shareholders' agreements governing the exercise of voting rights, all signatories thereto shall be	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	Proposed bylaws	Rationale
deemed, for purposes of this article, to be part of a group of shareholders for the application of the voting limit set forth in Articles 6 and 7.	deemed, for purposes of this article, to be part of a group of shareholders for the application of the voting limit set forth in Articles 6 and 7.	
§ 4 Shareholders must keep Copel informed of their membership in a group of shareholders pursuant to these Bylaws if such group of shareholders holds, in the aggregate, shares representing 10% (ten percent) or more of Copel's voting capital.	**§4** Shareholders must keep Copel informed of their membership in a group of shareholders, pursuant to these Bylaws if such group of shareholders holds, in the aggregate, shares representing 10% (ten percent) or more of Copel's voting capital.	Text adjustment, no change in meaning.
§ 5 The members of the board of shareholders' meetings may request documents and information from shareholders, as they deem necessary, in order to verify whether a shareholder belongs to a group of shareholders that may hold 10% (ten percent) or more of Copel's voting capital.	**§ 5** The members of the board of shareholders' meetings may request documents and information from shareholders, as they deem necessary, in order to verify whether a shareholder belongs to a group of shareholders that may hold 10% (ten percent) or more of Copel's voting capital.	Text adjustment, no change in meaning.
CHAPTER III – GENERAL ASSEMBLY (GA)	**CHAPTER III – GENERAL ASSEMBLY (GA)**	Keep unchanged.
Art. 9 The General Shareholders' Meeting is the Company's highest authority, vested with powers to deliberate on all matters related to its corporate purpose, and shall be governed by applicable law.	**Art. 9** The General Shareholders' Meeting is the Company's highest authority, vested with powers to deliberate on all matters related to its corporate purpose, and shall be governed by applicable law.	Keep unchanged.
Art. 10 The General Shareholders' Meeting shall be called by the Board of Directors or, in the cases permitted by law, by the Executive Board, the Supervisory Board, if installed, or by the shareholders.	**Art. 10** The General Shareholders' Meeting shall be called by the Board of Directors or, in the cases permitted by law, by the ~~Executive~~ Management, the Supervisory Board, if installed, or by the shareholders.	Text adjustment, no change in meaning.
Art. 11 The notice of call shall be made in accordance with applicable law, and the documents related to the respective agenda shall be made available on the same date as the call notice, in an accessible manner, including electronically.	**Art. 11** The notice of call shall be made in accordance with applicable law, and the documents related to the respective agenda shall be made available ~~on the same date as the call notice~~, in an accessible manner, including electronically.	Adjustment of text to clarify rules for convening the General Meeting.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
Sole Paragraph. At the General Shareholders' Meetings, only matters included in the notice of call shall be addressed, and the inclusion of general matters on the Meeting's agenda shall not be permitted.	**Sole Paragraph.** At the General Shareholders' Meetings, only matters included in the notice of the call shall be addressed, and the inclusion of general matters in the Meeting's agenda shall not be permitted.	Text adjustment, no change in meaning
Art. 12 The General Shareholders' Meeting shall be convened and chaired by the Chairman of the Board of Directors or by a substitute appointed by the Chairman and, in the absence of both, by one (1) shareholder chosen at the time by the shareholders present.	**Art. 12** The General Shareholders' Meeting shall be convened and chaired by the Chairman of the Board of Directors or by a substitute appointed by the Chairman and, in the absence of both, by one (1) shareholder chosen at the time by the shareholders present.	Keep unchanged.
§1 The quorum for convening General Shareholders' Meetings, as well as for passing resolutions, shall be that determined by applicable law.	**§1** The quorum for convening General Shareholders' Meetings, as well as for passing resolutions, shall be that determined by applicable law.	Keep unchanged.
§ 2 The Chairman of the Meeting shall choose one (1) secretary from among those present.	**§2** The Chairman of the General Meeting shall choose one (1) secretary from among those present.	Text adjustment, no change in meaning
Art. 13 The General Shareholders' Meeting shall be held ordinarily within the first four (4) months following the end of the fiscal year to deliberate on the matters provided for by law, and extraordinarily whenever necessary.	**Art. 13** The General Shareholders' Meeting shall be held ordinarily within the first four (4) months following the end of the fiscal year to deliberate on the matters provided for by law, and extraordinarily whenever necessary.	Keep unchanged.
Sole Paragraph. The Ordinary General Shareholders' Meeting and the Extraordinary General Shareholders' Meeting may be convened and held cumulatively, at the same place, date, and time, and recorded in a single set of minutes.	**Sole Paragraph.** The Ordinary General Shareholders' Meeting and the Extraordinary General Shareholders' Meeting may be convened and held cumulatively, at the same place, date, and time, and recorded in a single set of minutes.	Keep unchanged.
Art. 14 Each share entitled to vote at the General Shareholders' Meeting shall confer one (1) vote, subject to the voting limits applicable to each shareholder and group of shareholders, pursuant to Articles 6 and 7 of these Bylaws.	**Art. 14** Each common share ~~entitled to vote~~ at the General Shareholders' Meeting shall confer one (1) vote, subject to the voting limits applicable to each shareholder and group of shareholders, pursuant to Articles 6 and 7 of these Bylaws.	Text adjustment, no change in meaning

BYLAWS COPEL (HOLDING)
COMPARATIVE TABLE OF CHANGES

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
Art. 15 A shareholder may participate in and be represented by a proxy at the General Shareholders' Meetings, upon presentation, at the time of the meeting or beforehand, of documents and a power of attorney granting specific powers, as provided by law.	**Art. 15** A shareholder may participate in and be represented by a proxy at the General Shareholders' Meetings, upon presentation, at the time of the meeting or beforehand, of documents and a power of attorney granting specific powers, as provided by law.	Keep unchanged.
Art. 16 The minutes of the General Shareholders' Meeting shall be drawn up as a summary of the events that occurred, including any dissents and protests, and shall record only the resolutions passed, pursuant to Paragraph 1 of Article 130 of Law No. 6,404 of 1976, and its publication may omit the shareholders' signatures, pursuant to Paragraph 2 of Article 130 of Law No. 6,404 of 1976.	**Art. 16** The minutes of the General Shareholders' Meeting shall be drawn up as a summary of the events that occurred, including any dissents and protests, and shall record only the resolutions passed, pursuant to Paragraph 1 of Article 130 of Law No. 6,404 of 1976, and its publication may omit the shareholders' signatures, pursuant to Paragraph 2 of Article 130 of Law No. 6,404 of 1976.	Keep unchanged.
Art. 17 The General Shareholders' Meeting, in addition to other cases provided by law, shall meet to resolve on:	**Art. 17** The General Shareholders' Meeting, in addition to other cases provided by law, shall meet to resolve on:	Keep unchanged.
I the increase of share capital beyond the limit authorized in the Bylaws;	I the increase of share capital beyond the limit authorized in the Bylaws;	Keep unchanged.
II the appraisal of assets contributed by the shareholder for the formation of share capital;	II the appraisal of assets contributed by the shareholder for the formation of share capital;	Keep unchanged.
III the transformation, merger, consolidation, spin-off, dissolution, and liquidation of the company;	III the transformation, merger, consolidation, spin-off, dissolution, and liquidation of the ~~company~~Company;	Text adjustment, no change in meaning
IV the amendment of the Bylaws;	IV the amendment ~~of~~ of these Bylaws;	Text adjustment, no change in meaning
V the election and removal, at any time, of the members of the Board of Directors, the Supervisory Board, if installed, and their respective alternates;	V the election and removal, at any time, of the members of the Board of Directors, the Supervisory Board, if installed, and their respective alternates;	Keep unchanged.
VI the setting of compensation for the officers, the members of the Supervisory Board, and the members of the Statutory Committees;	VI the setting of the overall compensation for the officers and the members of the Supervisory Board, ~~and the members of the Statutory Committees;~~	Adjustment of text, aiming to clarify the competence of the General Meeting in relation to the setting of remuneration of

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
		administrators and members of the Supervisory Board.
VII the approval of the financial statements, the allocation of the results for the fiscal year, and the distribution of dividends, in accordance with the dividend policy;	**VII** the approval of the financial statements, of the management`accounts, of the allocation of the results for the fiscal year, and the distribution of dividends, in accordance with the dividend policy;	Adjustment of text, considering the provisions of Art. 122, III of the Corporations Act.
VIII authorization for the Company to file a civil liability lawsuit against officers for losses caused to its assets;	VIII authorization for the Company to file a civil liability lawsuit against officers for losses caused to its assets;	Keep unchanged.
IX disposal of real estate assets directly linked to the provision of services and the creation of real encumbrances over them;	IX disposal of real estate assets directly linked to the provision of services and the creation of real encumbrances over them;	Keep unchanged.
X the exchange of shares or other securities;	X the exchange of shares or other securities;	Keep unchanged.
XI the issuance of debentures convertible into shares beyond the limit of the authorized capital set forth in these Bylaws;	XI the issuance of debentures convertible into shares beyond the limit of the authorized capital set forth in these Bylaws;	Keep unchanged.
XII the issuance of any other securities or financial instruments convertible into shares, whether in Brazil or abroad, beyond the limit of the authorized capital set forth in these Bylaws;	XII the issuance of any other securities or financial instruments convertible into shares, whether in Brazil or abroad, beyond the limit of the authorized capital set forth in these Bylaws;	Keep unchanged.
XIII the election and removal, at any time, of liquidators, and the review of their accounts;	XIII the election and removal, at any time, of liquidators, and the review of their accounts;	Text adjustment, no change in meaning.
XIV authorization for the officers to approve and execute the Annual Investment Plan of Copel Distribuição S.A. if, beginning with the 2021–2025 rate cycle, the investments deemed prudent by Aneel do not reach at least 2.0x the Regulatory Reintegration Quota (QRR) for that	XIV authorization for the officers to approve and execute the Annual Investment Plan of Copel Distribuição S.A. if, beginning with the 2021–2025 rate cycle, the investments deemed prudent by Aneel do not reach at least 2.0x the Regulatory Reintegration Quota (QRR) for that same	Text adjustment, no change in meaning.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
same Ordinary Rate Review cycle and/or, on a cumulative basis, through the end of the concession.	Ordinary Rate Review cycle and/or, on a cumulative basis, through the end of the concession.;	
XV Suspend the exercise of shareholders' rights, pursuant to Article 120 of Law No. 6,404/76.	**XV** suspend the exercise of shareholders' rights, pursuant to Article 120 of Law No. 6,404/76~~.~~;	Text adjustment, no change in meaning.
NEW	XVI approve, pursuant to the terms of the Novo Mercado Regulation, the waiver of making a Public Offering to Purchase Shares in the event of voluntary exit from the Novo Mercado.	New, aiming to clarify that it is up to the General Meeting to decide on the waiver of IPO under the NM regulation.
Sole Paragraph. Subject to the exclusive powers assigned by law, the General Shareholders' Meeting may deliberate on all business related to the Company's corporate purpose and on any matters submitted to it by the Board of Directors.	**Sole Paragraph.** Subject to the exclusive powers assigned by law, the General Shareholders' Meeting may deliberate on all business related to the Company's corporate purpose and on any matters submitted to it by the Board of Directors.	Text adjustment, no change in meaning.
CHAPTER IV - COMPANY MANAGEMENT	**CHAPTER IV - COMPANY MANAGEMENT**	Keep unchanged.
Art. 18 The Company shall be managed by the Board of Directors and by the Executive Board.	**Art. 18** The Company shall be managed by the Board of Directors and by the Executive Board.	Keep unchanged.
NEW	**Sole Paragraph.** The term for the members of the Board of Directors or the Executive Board extends until the investiture of the newly elected directors.	New, aiming to clarify the rules related to the mandate of the officers.
SECTION I - BOARD OF DIRECTORS (BD)	**SECTION I - BOARD OF DIRECTORS (BD)**	Keep unchanged.
Art. 19 The Board of Directors is a strategic and joint decision-making body responsible for the Company's overall guidance.	**Art. 19** The Board of Directors is a strategic and joint decision-making body responsible for the Company's overall guidance.	Keep unchanged.
Composition, Appointment, and Term of Office	**Composition, Appointment, and Term of Office**	Keep unchanged.
Art. 20 The Board of Directors shall be composed of at least seven (7) and no more than nine (9) full members, elected	**Art. 20** The Board of Directors shall be composed of at least, seven (7) and, no more than nine (9) full members, elected	Text adjustment, including comma, with no change in meaning.

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COMPARATIVE TABLE OF CHANGES

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
and subject to removal by the General Shareholders' Meeting, all serving a unified term of two (2) years, with reelection permitted as provided under Federal Law No. 6,404/1976 and other applicable regulations.	and subject to removal by the General Shareholders' Meeting, all serving a unified term of two (2) years, with reelection permitted as provided under Federal Law No. 6,404/1976 and other applicable regulations.	
§1 Subject to the provisions of Federal Law No. 6,404/1976, the Internal Regulations of the Board of Directors shall establish the rules for nominating candidates and the election procedures to be adopted for filling the positions of Directors of the Board.	§ 1 Subject to the provisions of Federal Law No. 6,404/1976, the Internal Regulations of the Board of Directors shall establish the rules for nominating candidates and the election procedures to be adopted for filling the positions of Directors of the Board.	Keep unchanged.
§ 2 Shareholders holding preferred shares who meet the percentages and requirements set forth in Article 141, paragraphs 4 and 5, of Federal Law No. 6,404/1976 are assured the right to elect one (1) director.	~~§ 2 Shareholders holding preferred shares who meet the percentages and requirements set forth in Article 141, paragraphs 4 and 5, of Federal Law No. 6,404/1976 are assured the right to elect one (1) director.~~	Deleted, considering conversion of shares and migration to the Novo Mercado.
§ 3 The Board of Directors of the Wholly-Owned Subsidiaries shall be composed of at least three (3) members, including the General Director of the respective Wholly-Owned Subsidiary and one (1) officer of the Company.	~~§ 3 The Board of Directors of the Wholly-Owned Subsidiaries shall be composed of at least three (3) members, including the General Director of the respective Wholly-Owned Subsidiary and one (1) officer of the Company.~~	Excluding, I take into account that such rule must be provided for in the Bylaws of the Subsidiaries.
§ 4 The positions of Chair of the Board of Directors and President of the Company or chief executive of the Compxany may not be held by the same person.	§~~4~~ 2 The positions of Chair of the Board of Directors and President of the Company or chief executive of the Company may not be held by the same person.	Renumbering of the paragraph in view of the proposed adjustments in said article.
§ 5 The Board of Directors shall elect its Chair from among its members, and such election must take place at the first meeting following the assumption of office by the Directors or at the first meeting held after a vacancy occurs in such position.	§~~5º~~ 3 The Board of Directors shall elect its Chair from among its members, and such election must take place at the first meeting following the assumption of office by the Directors or at the first meeting held after a vacancy occurs in such position.	Renumbering of the paragraph in view of the proposed adjustments in said article.
§ 6 Nominations to the Board of Directors must comply with the requirements and prohibitions set forth in Federal Law No. 6,404/1976, the internal policy and rules on the	§~~6º~~ 4º Nominations to the Board of Directors must comply with the requirements and prohibitions set forth in Federal Law No. 6,404/1976, and ~~the internal~~ the policy ~~and rules~~ on	Renumbering of the paragraph in view of the proposed adjustments in the aforementioned article and adequacy of the denomination of the Nomination Policy.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
nomination of members to statutory bodies, and must also meet the following parameters:	the nomination ~~of members to statutory bodies~~, and must also meet the following parameters:	
I have a majority of independent directors, in accordance with the Level 2 Regulation and other applicable national and international regulations. The classification of the nominees as independent must be resolved at the General Shareholders' Meeting;	**I** have a majority of independent directors, in accordance with the B3 ~~Level 2~~ Novo Mercado Regulation and other applicable national and international regulations. The classification of the nominees as independent must be resolved at the General Shareholders' Meeting that elects them; and	Change to fit Novo Mercado requirements.
II rounding in the calculation of the number of independent members must comply with the provisions of the Level 2 Corporate Governance Rules of B3; and	~~II rounding as to the calculation of the number of independent members must observe the terms of the Regulation of Level 2 of Corporate Governance~~; and **II** When, the result of the calculation of independent members referred to in the item above, generates a fractional number, the Company must round to the immediately higher whole number.	Change to fit Novo Mercado requirements.
III at least one (1) of the directors referred to in this paragraph 6 must have recognized experience in corporate accounting matters to serve on the Statutory Audit Committee provided for in these Bylaws.	~~III at least one (1) of the directors referred to in this paragraph 6 must have recognized experience in corporate accounting matters to serve on the Statutory Audit Committee provided for in these Bylaws.~~	Excluded, in view of the Company's new legal regime and its current practices.
Art. 21 The assumption of office by members of the Board of Directors shall comply with the conditions established in Federal Law No. 6,404/1976 and other applicable legal provisions.	**Art. 21** The assumption of office by members of the Board of Directors shall comply with the conditions established in Federal Law No. 6,404/1976 and other applicable legal provisions.	Keep unchanged.
Vacancy and Substitutions	**Vacancy and Substitutions**	Keep unchanged.
Art. 22 In the event of the permanent vacancy of a member of the Board of Directors before the expiration of the term, the Board of Directors shall convene a General	**Art. 22** In the event of the permanent vacancy of a member of the Board of Directors before the expiration of the term, the Board of Directors shall convene a General	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
Shareholders' Meeting to elect a replacement to complete the term.	Shareholders' Meeting to elect a replacement to complete the term.	
§ 1 Subject to the applicable legal requirements and prohibitions, the remaining directors shall appoint a substitute for the vacant position until the first General Shareholders' Meeting, in accordance with Federal Law No. 6,404/1976.	**§ 1** Subject to the applicable legal requirements and prohibitions, the remaining directors shall appoint a substitute for the vacant position until the first General Shareholders' Meeting, in accordance with Federal Law No. 6,404/1976.	Keep unchanged.
§ 2 In the event of a vacancy of all positions on the Board of Directors, it shall be the responsibility of the Executive Board to convene the General Shareholders' Meeting.	**§ 2** In the event of a vacancy of all positions on the Board of Directors, it shall be the responsibility of the ~~Executive~~Officers to convene the General Shareholders' Meeting.	Amendment, aiming to clarify the competence of the Company's Officers in relation to the vacancy of the Board of Directors.
§ 3 In the event of a vacancy in a position on the Board of Directors filled through the cumulative voting system, the General Shareholders' Meeting shall be convened to elect all positions filled through that system to complete the terms.	**§ 3** In the event of a vacancy in a position on the Board of Directors filled through the cumulative voting system, the General Shareholders' Meeting shall be convened to elect all positions filled through that system to complete the terms.	Keep unchanged.
Art. 23 The position of director of the board is personal and no alternates shall be permitted.	**Art. 23** The position of director of the board is personal and no alternates shall be permitted.	Keep unchanged.
Operations	**Operations**	Keep unchanged.
Art. 24 The Board of Directors shall meet regularly once (1) per month and extraordinarily whenever necessary, as provided in Article 27 of these Bylaws.	**Art. 24** The Board of Directors shall meet ordinarily, at least, ~~01 (once) per month~~ 09 (nine) times a year and extraordinarily whenever necessary, as provided in Article 27 of these Bylaws.	Adjustment of text, aiming to clarify the frequency of ordinary meetings of the Board of Directors.
Art. 25 Meetings of the Board of Directors shall be called by its Chair, or by the majority of the sitting directors, by means of physical or electronic correspondence sent to all directors, indicating the matters to be addressed.	**Art. 25** Meetings of the Board of Directors shall be called by its Chair, or by the majority of the sitting directors, by means of physical or electronic correspondence sent to all directors, indicating the matters to be addressed.	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
§ 1 Notices sent to the physical or electronic address provided by the director shall be deemed valid, and it shall be the director's responsibility to keep their information updated with the Company.	**§ 1** Notices sent to the physical or electronic address provided by the director shall be deemed valid, and it shall be the director's responsibility to keep their information updated with the Company.	Keep unchanged.
§ 2º Regular meetings must be called at least seven (7) days prior to the scheduled date.	**§ 2º** Regular meetings must be called at least seven (7) days prior to the scheduled date.	Keep unchanged.
NEW	**§3** Call procedures are waived when all current directors are present at the meeting.	New, aiming to clarify the procedures for convening meetings of the Board of Directors.
§ 3º Meetings of the Board of Directors shall be convened with the presence of the majority of its sitting members, and shall be presided over by the Chair of the Board of Directors or, in his or her absence, by the director chosen by the majority of those present.	**§ ~~3º~~4** Meetings of the Board of Directors shall be convened with the presence of the majority of its sitting members, and shall be presided over by the Chair of the Board of Directors or, in their absence, by the director chosen by the majority of those present.	Renumbering of the paragraph in view of the proposed adjustments in said article.
Art. 26 If necessary, directors may participate remotely in meetings, via teleconference or videoconference, provided that effective participation and the authenticity of their vote can be ensured. In such cases, the director shall be deemed present at the meeting, and their vote shall be considered valid for all legal purposes and shall be incorporated into the minutes of said meeting.	**Art. 26** If necessary, directors may participate remotely in meetings, via teleconference or videoconference, provided that effective participation and the authenticity of their vote can be ensured. In such cases, the director shall be deemed present at the meeting, and their vote shall be considered valid for all legal purposes and shall be incorporated into the minutes of said meeting.	Keep unchanged.
Art. 27 When there is an urgent reason, formally justified to the members of the Board of Directors, the Chair of the Board may call extraordinary meetings at any time, provided that at least forty-eight (48) hours' notice is given prior to the meeting, by sending correspondence via physical or electronic means or through another form of communication to all directors. Participation via teleconference, videoconference, or any other reliable	**Art. 27** When there is an urgent reason, formally justified to the members of the Board of Directors, the Chair of the Board may call extraordinary meetings at any time, provided that at least forty-eight (48) hours' notice is given prior to the meeting, by sending correspondence via physical or electronic means or through another form of communication to all directors. Participation via teleconference, videoconference, or any other reliable	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
means of expressing the absent director's will shall be permitted, and the director's vote shall be considered valid for all purposes, without prejudice to the subsequent preparation and signing of the corresponding minutes.	means of expressing the absent director's will shall be permitted, and the director's vote shall be considered valid for all purposes, without prejudice to the subsequent preparation and signing of the corresponding minutes.	
Art. 28 The Board of Directors shall resolve matters by a majority of votes of the members present at the meeting, and in the event of a tie, the proposal supported by the director presiding over the meeting shall prevail.	**Art. 28** The Board of Directors shall resolve matters by a majority of votes of the members present at the meeting, and in the event of a tie, the proposal supported by the director presiding over the meeting shall prevail.	Keep unchanged.
Art. 29 The meetings of the Board of Directors shall be recorded by a secretary appointed by the Chair, and all resolutions shall be recorded in minutes entered into the appropriate book in accordance with the provisions of its Internal Regulations.	**Art. 29** The meetings of the Board of Directors shall be recorded by a secretary appointed by the Chair, and all resolutions shall be recorded in minutes entered into the appropriate book, in accordance with the provisions of its Internal Regulations.	Text adjustment, including comma, with no change in meaning.
Sole Paragraph. Whenever the minutes contain resolutions intended to produce effects with respect to third parties, a summary thereof shall be filed with the commercial registry and published in accordance with the applicable legislation, except for confidential matters, which shall be recorded in a separate document and shall not be made public.	**Sole Paragraph.** Whenever the minutes contain resolutions intended to produce effects with respect to third parties, a summary thereof shall be filed with the commercial registry and published in accordance with the applicable legislation, except for confidential matters, which shall be recorded in a separate document and shall not be made public.	Keep unchanged.
Powers and Duties	**Powers and Duties**	Keep unchanged.
Art. 30 Without prejudice to the powers provided for by law, it is the responsibility of the Board of Directors to:	**Art. 30** Without prejudice to the powers provided for by law, it is the responsibility of the Board of Directors to:	Keep unchanged.
I set the general direction of the Company's business, including approving and monitoring the business plan, strategic planning, and investments, seeking development with sustainability;	**I** set the general direction of the Company's business, including approving and monitoring the business plan, strategic planning, and investments, seeking development with sustainability;	Keep unchanged.

BYLAWS COPEL (HOLDING)
COMPARATIVE TABLE OF CHANGES

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
II elect, remove, take notice of the resignation of, and replace the Company's officers, assigning their duties and supervising their management, as well as:	II elect, remove, take notice of the resignation of, and replace the members of the Company's Executive Board ~~officers~~, assigning their duties and supervising their management, as well as:	Text adjustment, no change in meaning.
a) examine at any time the Company's books and records, contracts, or any other documents;	a) examine at any time the Company's books and records, contracts, or any other documents;	Keep unchanged.
b) approve and monitor the fulfillment of the goals and specific results to be achieved by the members of the Executive Board; and	b) approve and monitor the fulfillment of the goals and specific results to be achieved by the members of the Executive Board; and	Keep unchanged.
c) annually evaluate the implementation of the Company's long-term strategy;	c) annually evaluate the implementation of the Company's long-term strategy;	Keep unchanged.
III issue an opinion on the management report and the Executive Board's accounts;	**III** issue an opinion on the management report and the Executive Board's accounts;	Keep unchanged.
IV convene the General Shareholders' Meeting when deemed convenient or in the cases provided for under applicable law;	**IV** convene the General Shareholders' Meeting when deemed convenient or in the cases provided for under applicable law;	Keep unchanged.
V approve and monitor annual and multi-year plans and programs, including the corporate budget for expenditures and investments of the Company and its Wholly-Owned Subsidiaries, with an indication of the sources and uses of funds;	**V** approve and monitor annual and multi-year plans and programs, including the corporate budget for expenditures and investments of the Company and its Wholly-Owned Subsidiaries, with an indication of the sources and uses of funds;	Keep unchanged.
VI authorize the engagement of the independent auditor, as well as the termination of the respective agreement, upon recommendation by the Statutory Audit Committee, including other services from its independent auditors, recommended by the Statutory Audit Committee, when the	**VI** authorize the engagement of the independent auditor, as well as the termination of the respective agreement, upon recommendation by the Statutory Audit Committee, including other services from its independent auditors, recommended by the Statutory Audit Committee, when the	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
overall compensation exceeds 5% (five percent) of the compensation for the independent auditing services;	overall compensation exceeds 5% (five percent) of the compensation for the independent auditing services;	
VII approve the annual internal audit work plan and discuss the external auditor's work plan, with the support of the Statutory Audit Committee;	**VII** approve the annual internal audit work plan and discuss the external auditor's work plan, with the support of the Statutory Audit Committee;	Keep unchanged.
VIII appoint and remove the Head of Internal Audits, following a recommendation from the Statutory Audit Committee;	**VIII** appoint and remove the Head of Internal Audits, following a recommendation from the Statutory Audit Committee;	Keep unchanged.
IX periodically monitor, with the support of the Statutory Audit Committee, the effectiveness of the risk management and internal control systems established for the prevention and mitigation of the main risks to which the Company is exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud;	**IX** periodically monitor, with the support of the Statutory Audit Committee, the effectiveness of the risk management and internal control systems established for the prevention and mitigation of the main risks to which the Company is exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud;	Keep unchanged.
X approve Copel's Code of Conduct and Integrity Program, monitoring decisions involving corporate governance practices and relations with stakeholders;	**X** approve Copel's Code of Conduct and Integrity Program, monitoring decisions involving corporate governance practices and relations with stakeholders;	Keep unchanged.
XI review, based on a direct report from the officer responsible for governance, risk, and compliance, situations where there is suspicion of involvement by the President of the Company in irregularities, or where the President of the Company fails to take necessary measures regarding a situation reported to him;	**XI** review, based on a direct report from the officer responsible for governance, risk, and compliance, situations where there is suspicion of involvement by the President of the Company in irregularities, or where the President of the Company fails to take necessary measures regarding a situation reported to him;	Keep unchanged.
XII establish guidelines for human resources management;	**XII** establish guidelines for human resources management;	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
XIII conduct an annual evaluation, both individual and collective, of its own performance and that of the other members of the statutory bodies;	**XIII** conduct an annual, individual and collective evaluation of its performance,~~ and ~~of the ~~other ~~members of the Statutory Committees and of the Executive Board ~~of Directors statutory bodies~~;	Adjustment of text, aiming to clarify the scope of the performance evaluation of the Company's statutory bodies.
XIV approve related-party transactions, within the criteria and approval thresholds established by the Company, in accordance with the specific policy and with the support of the Statutory Audit Committee;	**XIV** approve related-party transactions, within the criteria and approval thresholds established by the Company, in accordance with the specific policy and with the support of the Statutory Audit Committee, except when the matter is of the competence of the General Meeting, as per the law;	Adjustment of text, in order to clarify the competence of the Board of Directors in relation to the approval of transactions with related parties.
XV establish, install, and dissolve non-compensated advisory committees to the Board of Directors, appoint and remove their members, as well as appoint and remove the members of the statutory advisory committees to the Board of Directors, except as otherwise provided in these Bylaws;	**XV** establish, install, and dissolve non-compensated advisory committees to the Board of Directors, appoint and remove their members, as well as appoint and remove the members of the statutory advisory committees to the Board of Directors, except as otherwise provided in these Bylaws;	Text adjustment, no change in meaning.
XVI approve the internal regulations of the Board of Directors, the Executive Board, and the Advisory Committees, both statutory and non-statutory, as well as any amendments thereto.	**XVI** approve the internal regulations of the Board of Directors, the Executive Board, and the Advisory Committees, both statutory and non-statutory, as well as any amendments thereto;	Text adjustment, no change in meaning.
XVII approve and monitor the Company's general policies and any amendments thereto, including the following matters:	**XVII** approve and monitor the Company's general policies and any amendments thereto, including the following matters:	Keep unchanged.
a) risk management;	a) risk management;	Keep unchanged.
b) integrity;	b) integrity;	Keep unchanged.
c) related party transactions;	c) related party transactions;	Keep unchanged.
d) corporate governance;	d) corporate governance;	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	Proposed bylaws	Rationale
e) sustainability;	e) sustainability;	Keep unchanged.
f) climate change;	f) climate change;	Keep unchanged.
g) equity interests;	g) equity interests;	Keep unchanged.
h) people management;	h) people management;	Keep unchanged.
i) occupational health and safety;	i) occupational health and safety;	Keep unchanged.
j) nomination of members of statutory bodies and annual performance evaluation;	j) ~~appointment of the members of the statutory bodies and~~ annual performance evaluation of the Board of Directors, its Statutory Committees and Executive Board;	Text adjustment, no change in meaning.
k) communication and spokespersons;	k) communication and spokespersons;	Keep unchanged.
l) trading of the Company's own shares;	l) trading of the Company's own shares;	Keep unchanged.
m) dividends;	m) dividends;	Keep unchanged.
n) donations and sponsorships;	n) donations and sponsorships;	Keep unchanged.
o) disclosure of information and material facts; and	o) disclosure of information and material facts; ~~and~~	Text adjustment, no change in meaning.
p) investor relations.	p) investor relations~~.~~;	Text adjustment, no change in meaning.
NEW	q) remuneration of the Statutory Bodies; and	New, aiming to meet the specific requirement of the Novo Mercado Regulation.
NEW	r) referral policy;	New, aiming to meet the specific requirement of the Novo Mercado Regulation, aiming to clarify the competence of the Board of Directors to approve the Company's referrl policy.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
XVIII set the Company's maximum debt limit, and may establish a deadline for compliance, subject to the *covenants* set forth in existing and already signed contracts;	**XVIII** set the Company's maximum debt limit, and may establish a deadline for compliance, subject to the *covenants* set forth in existing and already signed contracts;	Keep unchanged.
XIX based on a proposal from the Executive Board, authorize, when the transaction amount exceeds 2% (two percent) of the Company's shareholders' equity, accounting provisions and, in advance, the execution of any legal transactions, including the acquisition, sale, or encumbrance of assets, the loan for use of fixed assets, the creation of real encumbrances, the provision of guarantees, the assumption of obligations in general, waivers, transactions, and also the formation of associations with other legal entities;	**XIX** based on a proposal from the Officers ~~Executive Board~~ authorize, when the transaction amount exceeds 2% (two percent) of the Company's shareholders' equity, accounting provisions and, in advance, the execution of any legal transactions, including the acquisition, sale, or encumbrance of assets, the loan for use of fixed assets, the creation of real encumbrances, the provision of guarantees, the assumption of obligations in general, waivers, transactions, and also the formation of associations with other legal entities;	Adjustment of text, in order to clarify the competence of the Executive Board.
XX establish the matters and amounts subject to its decision-making authority and that of the Executive Board, including the ability to delegate the approval of legal transactions within a defined authority limit, subject to the exclusive authority established by law;	**XX** establish the matters and amounts subject to its decision-making authority and that of the Executive Board, including the ability to delegate the approval of legal transactions within a defined authority limit, subject to the exclusive authority established by law;	Keep unchanged.
XXI deliberate on the proposed allocation of earnings to be submitted to the General Shareholders' Meeting, in accordance with the provisions of the dividend policy;	**XXI** deliberate on the proposed allocation of earnings to be submitted to the General Shareholders' Meeting, in accordance with the provisions of the dividend policy;	Keep unchanged.
XXII deliberate on the distribution of interim dividends out of profit reserves, interim dividends based on interim financial statements, and interest on shareholders' equity based on profit reserves and net income for the current fiscal year, as recorded in semiannual or quarterly interim financial statements, provided that the applicable legislation, these Bylaws, and the Company's dividend policy are observed;	**XXII** deliberate on the distribution of intermediate dividends and interest on equity based on the accumulated profit account or reserve of existing profits recorded in the last annual or semi-annual balance sheet, or the distribution of interim dividends and interest on equity based on ~~recorded profit reserves and~~ net profit for the current year, calculated in ~~interim financial statements,~~ semi-annual balances ~~or~~, quarterly or in shorter periods, provided that	Text adjustment, no change in meaning.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
	the provisions of legislation are observed, in these~~Articles~~ Bylaws and in the Company's dividend policy;	
XXIII within the limit of the authorized share capital: (i) resolve on the increase of share capital, setting the respective conditions for subscription and payment; (ii) resolve on the issuance of subscription warrants; (iii) in accordance with a plan approved by the General Shareholders' Meeting, grant stock options to officers and employees of the Company or its controlled companies, or to natural persons providing services thereto, without preemptive rights being granted to shareholders with respect to the granting or subscription of such shares; (iv) approve an increase in share capital through the capitalization of profits or reserves, with or without bonus shares; and (v) resolve on the issuance of convertible debentures;	**XXIII** within the limit of the authorized share capital: (i) resolve on the increase of share capital, setting the respective conditions for subscription and payment; (ii) resolve on the issuance of subscription warrants; (iii) in accordance with a plan approved by the General Shareholders' Meeting, grant stock options to officers and employees of the Company or its controlled companies, or to natural persons providing services thereto, without preemptive rights being granted to shareholders with respect to the granting or subscription of such shares; (iv) approve an increase in share capital through the capitalization of profits or reserves, with or without bonus shares; and (v) resolve on the issuance of convertible debentures;	Keep unchanged.
XXIV authorize the issuance and approve the subscription of new shares, as provided for in these Bylaws, setting all conditions of issuance;	**XXIV** authorize the issuance and approve the subscription of new shares, as provided for in these Bylaws, setting all conditions of issuance;	Keep unchanged.
XXV authorize the issuance of securities, in the domestic or international market, for the raising of funds, in the form of debentures, promissory notes, commercial papers, bonds, and others, including through public offerings, as permitted by law, subject to the provisions of item XXXIII of this article;	**XXV** authorize the issuance of securities, on the domestic or external market, for fundraising, in the form of debentures, promissory notes, *commercial papers*, *bonds* and others, including for public distribution offer, in accordance with the law~~, in compliance with the provisions of item XXXIII of this article~~, observing that, in the event of debentures not convertible into shares, the Board of Directors may even delegate this approval of its jurisdiction at the limit of authority it defines to the Executive Board Meeting.	Adjustment in the reference and in the authority to explain that the Board Meeting may approve the issuance of debentures not convertible into shares, as defined by the Board of Directors.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
XXVI approve capital contributions to equity investments that result in an increase in the equity of holdings, and may, including, delegate this approval within a decision-making threshold to be defined;	**XXVI** approve capital contributions to equity investments that result in an increase in the equity of holdings, and may, including, delegate this approval within a decision-making threshold to be defined;	Keep unchanged.
XXVII deliberate on investment projects and participation in new businesses, other companies, consortia, joint ventures, Wholly-Owned Subsidiaries, and other forms of association and ventures, as well as approve the formation, dissolution, or amendment of any companies, consortia, or ventures;	**XXVII** deliberate on investment projects and participation in new businesses, other companies, consortia, joint ventures, Wholly-Owned Subsidiaries, and other forms of association and ventures, as well as approve the formation, dissolution, or amendment of any companies, consortia, or ventures;	Keep unchanged.
XXVIII deliberate on matters that, by legal provision or determination of the General Shareholders' Meeting, fall within its competence, including approving the Integrated or Sustainability Report and environmental, social, and governance indicators, the Reference Form, and the Form 20-F;	**XXVIII** deliberate on matters that, by legal provision or determination of the General Shareholders' Meeting, fall within its competence, including approving the Integrated or Sustainability Report and environmental, social, and governance indicators, the Reference Form, and the Form 20-F;	Keep unchanged.
XXIX ensure compliance with current regulations issued by the Brazilian Electricity Regulatory Agency (ANEEL), through regulatory acts as well as through the regulatory clauses contained in the concession agreement to which Copel Distribuição S.A. is a signatory, ensuring full application, on the respective base dates, of the rate values established by the granting authority;	**XXIX** ensure compliance with current regulations issued by the Brazilian Electricity Regulatory Agency (ANEEL), through regulatory acts as well as through the regulatory clauses contained in the concession agreement to which Copel Distribuição S.A. is a signatory, ensuring full application, on the respective base dates, of the rate values established by the granting authority;	Keep unchanged.
XXX approve the procurement of civil liability insurance on behalf of the members of the statutory bodies, employees, agents, and representatives of the Company, as well as the execution of indemnity agreements, in accordance with the indemnity policy and the general conditions of the indemnity agreements;	**XXX** approve the procurement of civil liability insurance on behalf of the members of the statutory bodies, employees, agents, and representatives of the Company, as well as the execution of indemnity agreements, in accordance with the indemnity policy and the general conditions of the indemnity agreements;	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
XXXI request periodic internal audits regarding the activities of the closed private pension entity that manages the Company's benefit plan;	~~XXXI request periodic internal audits regarding the activities of the closed private pension entity that manages the Company's benefit plan;~~	Excluded, considering that the Company is not subject to Federal Law No. 13,303/2016.
XXXII exercise the regulatory functions of the Company's activities, being authorized to assume any matter that does not fall within the exclusive authority of the General Shareholders' Meeting or the Executive Board, and deliberate on any omissions in these Bylaws;	~~XXXII~~ XXXI exercise the regulatory functions of the Company's activities, being authorized to assume any matter that does not fall within the exclusive authority of the General Shareholders' Meeting or the Executive Board, and to deliberate on any omissions in these Bylaws ;	Renumbered with text adjustment, no change in direction.
XXXIII express a favorable or unfavorable opinion regarding any public tender offer for the acquisition of shares issued by the Company, through a prior reasoned opinion to be disclosed within fifteen (15) days from the publication of the public tender offer notice, which must address, at a minimum: (i) the convenience and timing of the public tender offer for the acquisiiton of shares in relation to the interest of all shareholders and the liquidity of the securities they hold; (ii) the effects of the public tender offer for the acquisition of shares on the interests of the Company; (iii) the strategic plans disclosed by the offeror with respect to the Company; (iv) other matters the Board of Directors deems pertinent, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission (CVM);	XXXII ~~express a favorable or unfavorable opinion~~ elaborate and disclose a well-founded opinion, favorable or not, regarding any public tender offer for shares issued by the Company, ~~through a prior reasoned opinion to be disclosed~~ within fifteen (15) days from the publication of the public tender offer notice for the acquisition of shares, which must address, at a minimum: (i) the convenience and timing of the public tender offer for the acquisition of shares in relation to the interest of the Company and of all shareholders, including in relation to the price and to the potential impacts for liquidity of the shares ~~and in relation to the liquidity of securities they hold~~; (ii) ~~the effects of the public tender offer on the interests of the Company; (iii)~~ the strategic plans disclosed by the offeror with respect to the Company; (iii) alternatives to the acceptance of the public offer for the acquisition of shares available in the market ~~(iv) other matters the Board of Directors deems pertinent, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission (CVM)~~;	Renumbered with text adjustment, in order to clarify the competencies of the Board of Directors in any public offers, as well as requirements of the Novo Mercado Regulation.

BYLAWS COPEL (HOLDING)
COMPARATIVE TABLE OF CHANGES

Current Article Last amendment to the 211th EGM, dated 10/30/2024	Proposed bylaws	Rationale
NEW	**XXXIII** set the individual remuneration to be allocated to the members of the Statutory Bodies, observing the overall amount established by the General Meeting;	New, considering the NM Regulation, aiming to clarify the competence of the Board of Directors to fix the remuneration of statutory bodies, from the overall amount defined and approved by the General Meeting.
XXXIV define a list of three specialized firms for the economic valuation of companies to prepare the appraisal report of the Company's shares in cases of a public tender offer for the acquisition of shares for the delisting of the Company as a publicly held company or for withdrawal from the Level 2 Corporate Governance listing segment of B3;	~~**XXXIV** define a list of three specialized firms for the economic valuation of companies to prepare the appraisal report of the Company's shares in cases of a public tender offer for the acquisition of shares for the delisting of the Company as a publicly held company or for withdrawal from the Level 2 Corporate Governance listing segment of B3;~~	Deleted. Adjustment in line with Novo Mercado Regulation
XXXV set deadlines, procedures, and rules applicable to the conversion of shares issued by the Company, in accordance with these Bylaws and applicable law;	~~**XXXV** set deadlines, procedures, and rules applicable to the conversion of shares issued by the Company, in accordance with these Bylaws and applicable law;~~	Deleted, considering conversion of shares and migration to the Novo Mercado.
XXXVI grant leave to the President of the Company and to the Chair of the Board of Directors; and	~~**XXXVI**~~ **XXXIV** grant leave to the President of the Company and to the Chair of the Board of Directors; and	Renumbered, considering the exclusion of the preceding item.
XXXVII approve changes to the Company's full address, within the headquarters' municipality, as defined in Article 3.	~~**XXXVII**~~ **XXXV** approve changes to the Company's full address, within the headquarters' municipality, as defined in Article 3.	Renumbered, considering the exclusion of the preceding item.
Art. 31 The Chair of the Board of Directors shall be responsible, in addition to the duties set forth in the Internal Regulations, for granting leave to its members, presiding over meetings, directing the proceedings, and coordinating the process for the individual and collective annual performance evaluation of the officers and members of the Statutory Committees, pursuant to these Bylaws.	**Art. 31** The Chair of the Board of Directors shall be responsible, in addition to the duties set forth in the Internal Regulations, for granting leave to its members, presiding over meetings, directing the proceedings, and coordinating the process for the individual and collective annual performance evaluation of the officers and members of the Statutory Committees, pursuant to these Bylaws.	Keep unchanged.
SECTION II - EXECUTIVE BOARD	**SECTION II - EXECUTIVE BOARD**	Keep unchanged.

BYLAWS COPEL (HOLDING)
COMPARATIVE TABLE OF CHANGES

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
Art. 32 The Executive Board is the executive management entity and representative body, responsible for ensuring the regular operation of the Company in accordance with the general guidelines established by the Board of Directors.	**Art. 32** The Executive Board is the executive management entity and representative body, responsible for ensuring the regular operation of the Company in accordance with the general guidelines established by the Board of Directors.	Text adjustment, no change in meaning.
Composition, Term, and Investiture	**Composition, Term, and Investiture**	Keep unchanged.
Art. 33 The Executive Board shall be elected by the Board of Directors and may be removed at any time by such body. It shall be composed of up to nine (9) members, one of whom shall be the President, and up to eight (8) Vice Presidents, all residing in the country, with a unified term of office of two (2) years, subject to reelection, and with a minimum of three (3) members. The Company may also have up to four (4) Officers, whose duties shall be defined by the Board of Directors, based on a proposal from the President of the Company.	**Art. 33** The Executive Board shall be elected by the Board of Directors and may be removed at any time by such body. It shall be composed of up to nine (9) members, one of whom shall be the President, and up to eight (8) Vice Presidents, all residing in the country, with a unified term of office of two (2) years, subject to reelection, and with a minimum of three (3) members. The Company may also have up to four (4) Officers, whose duties shall be defined by the Board of Directors, based on a proposal from the President of the Company.	Writing adjustment, without changing the meaning of the article.
§ 1 Nominations for the Executive Board must comply with the requirements and prohibitions set forth in Federal Law No. 6,404/1976 and in the Company's internal policies and rules for the nomination of members of statutory bodies.	**§ 1** Nominations for the Executive Board must comply with the requirements and prohibitions set forth in Federal Law No. 6,404/1976 and in the ~~Company's internal policies and rules~~ for the nomination ~~of members of statutory bodies~~.	Text adjustment, aiming to clarify the need for referrals to the Executie Board to follow the Company's referral policy.
§2 When nominating the President of the Company, the Board of Directors must consider the candidate's professional capacity, recognized expertise, specialization, and professional profile necessary for the duties of the position.	**§2** When nominating the President of the Company, the Board of Directors must consider the candidate's professional capacity, recognized expertise, specialization, and professional profile necessary for the duties of the position.	Keep unchanged.
§3 The members of the Executive Board shall perform their duties on a full-time basis and with exclusive dedication to Copel's activities, although they may simultaneously hold	**§3** The members of the Executive Board shall perform their duties on a full-time basis and with exclusive dedication to Copel's activities, although they may simultaneously hold	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
administrative positions in subsidiaries, controlled companies, or other equity interests of the Company. In order to serve in administrative positions of other companies and/or associations, prior approval by the Board of Directors shall be required, except for those sectoral entities already provided for in the Internal Regulations of the Executive Boards.	administrative positions in subsidiaries, controlled companies, or other equity interests of the Company. In order to serve in administrative positions of other companies and/or associations, prior approval by the Board of Directors shall be required, except for those sectoral entities already provided for in the Internal Regulations of the Executive Boards.	
Art. 34 As a condition for taking office in an executive position at the Company, the individual must commit to specific goals and results to be achieved, which must be approved by the Board of Directors, which shall be responsible for monitoring compliance therewith.	**Art. 34** As a condition for taking office in an executive position at the Company, the individual must commit to specific goals and results to be achieved, which must be approved by the Board of Directors, which shall be responsible for monitoring compliance therewith.	Keep unchanged.
Powers and Duties	**Powers and Duties**	Keep unchanged.
Art. 35 The Executive Board shall have the authority to perform all acts necessary for the regular operation of the Company and the fulfillment of its corporate purpose, subject to the applicable legal and statutory provisions and the provisions of its Internal Regulations.	**Art. 35** The Executive Board shall have the authority to perform all acts necessary for the regular operation of the Company and the fulfillment of its corporate purpose, subject to the applicable legal and statutory provisions and the provisions of its Internal Regulations.	Keep unchanged.
Sole Paragraph. Without prejudice to the provisions of Article 48, it shall be the responsibility of the Executive Board to manage and conduct the Company's business in a sustainable manner, and it must submit, by the last ordinary meeting of the Board of Directors of the preceding year:	**Sole Paragraph.** Without prejudice to the provisions of Article 48, it shall be the responsibility of the Executive Board to manage and conduct the Company's business in a sustainable manner, and it must submit, by the last ordinary meeting of the Board of Directors of the preceding year:	Keep unchanged.
I the business plan for the following fiscal year;	**I** the business plan for the following fiscal year;	Keep unchanged.
II the bases, guidelines, and long-term strategies for the preparation of the strategic plan, as well as the annual and multiannual plans and programs, including the analysis of	**II** the bases, guidelines, and long-term strategies for the preparation of the strategic plan, as well as the annual and multiannual plans and programs, including the analysis of	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
risks and opportunities for a minimum horizon defined in the Internal Regulations of the Executive Boards; and	risks and opportunities for a minimum horizon defined in the Internal Regulations of the Executive Boards; and	
III the operating and capital investment budgets of the Company for the following fiscal year, aimed at achieving the corporate strategies.	**III** the operating and capital investment budgets of the Company for the following fiscal year, aimed at achieving the corporate strategies.	Keep unchanged.
Art. 36 The President of the Company shall be responsible for:	**Art. 36** The President of the Company shall be responsible for:	Keep unchanged.
I leading and coordinating the Company;	**I** leading and coordinating the Company;	Keep unchanged.
II representing the Company, both actively and passively, in court or outside of it, and for this purpose, may appoint an attorney-in-fact with special powers, including powers to receive service of process and notifications, subject to Article 40 and following articles of these Bylaws;	**II** representing the Company, both actively and passively, in court or outside of it, and for this purpose, may appoint an attorney-in-fact with special powers, including powers to receive service of process and notifications, subject to Article 40 and following of these Bylaws;	Text adjustment, no change in meaning.
III promoting development and submitting to the Board of Directors the Company's corporate strategy, as well as ensuring its execution;	**III** promoting development and submitting to the Board of Directors the Company's corporate strategy, as well as ensuring its execution;	Keep unchanged.
IV ensuring the achievement of the Company's goals, as established in accordance with the general guidelines set by the General Shareholders' Meeting and the Board of Directors;	IV ensuring the achievement of the Company's goals, as established in accordance with the general guidelines set by the General Shareholders' Meeting and the Board of Directors;	Keep unchanged.
V submitting the Company's annual business report to the Ordinary General Shareholders' Meeting, after consultation with the Board of Directors;	V submitting the Company's annual business report to the Ordinary General Shareholders' Meeting, after consultation with the Board of Directors;	Keep unchanged.
VI leading and coordinating the work of the Executive Board;	VI leading and coordinating the work of the Executive Board;	Keep unchanged.
VII convening and presiding over the meetings of the Executive Board;	VII convening and presiding over the meetings of the Executive Board;	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
VIII granting leave to the other members of the Executive Board and appointing a substitute in cases of absence or temporary impediment;	VIII granting leave to the other members of the Executive Board and appointing a substitute in cases of absence or temporary impediment;	Keep unchanged.
IX resolving issues involving conflicts of interest or conflicts of authority between the Executive Officers;	IX resolving issues involving conflicts of interest or conflicts of authority between the Executive Officers;	Keep unchanged.
X propose to the Board of Directors the appointment of members of the Executive Board and other Directors, in compliance with the requirements and restrictions established in internal policies and regulations, and may also propose their removal to the Board of Directors at any time;	X propose to the Board of Directors the appointment of members of the Executive Board ~~and other Directors~~, in compliance with the requirements and restrictions established in internal policies and regulations, and may also propose their removal to the Board of Directors at any time;	Writing adjustment, without changing the meaning of the item.
XI deciding on the adhesion to and continued participation in voluntary commitments assumed by Copel Holding and its Wholly-Owned Subsidiaries; and	XI deciding on the adhesion to and continued participation in voluntary commitments assumed by Copel Holding and its Wholly-Owned Subsidiaries; and	Keep unchanged.
XII exercising other duties assigned by the Board of Directors, in accordance with applicable law and these Bylaws.	XII exercising other duties assigned by the Board of Directors, in accordance with applicable law and these Bylaws.	Text adjustment, no change in meaning.
Art. 37 The Vice Presidents shall have the following power and duties:	**Art. 37** The Vice Presidents shall have the following power and duties:	Keep unchanged.
I managing the activities within their respective areas of responsibility, as established in the Internal Regulations of the Executive Board;	**I** manage the activities within their respective areas of responsibility, as established in the Internal Regulations of the Executive Boards;	Text adjustment, no change in meaning.
II participating in meetings of the Executive Board, contributing to the definition and implementation of the policies to be followed by the Company, and reporting on relevant matters within their respective areas of responsibility; and	**II** participating in meetings of the Executive Board, contributing to the definition and implementation of the policies to be followed by the Company, and reporting on relevant matters within their respective areas of responsibility; and	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
III complying with and ensuring compliance with the general business guidelines of the Company, as established by the Board of Directors, with respect to the management of their specific areas of responsibility.	III complying with and ensuring compliance with the general business guidelines of the Company, as established by the Board of Directors, with respect to the management of their specific areas of responsibility.	Keep unchanged.
§ 1 The other individual duties of the Officers shall be detailed in the Internal Regulations of the Executive Board.	§ 1 The other individual duties of the Oficers shall be detailed in the Internal Regulations of the Executive Boards.	Text adjustment, no change in direction and adjustment in the nomenclature of the Internal Regulation
§ 2 In addition to the duties established in these Bylaws, the Vice Presidents and Officers shall assist and support the President of the Company in the management of the Company's business, as well as ensure cooperation and support to the other Officers within their respective areas of responsibility, aiming at achieving the Company's objectives and interests.	§ 2 In addition to the duties established in these Bylaws, the Vice Presidents and Officers shall assist and support the President of the Company in the management of the Company's business, as well as ensure cooperation and support to the other Officers within their respective areas of responsibility, aiming at achieving the Company's objectives and interests.	Text adjustment, no change in meaning.
§ 3 The Vice Presidents and Officers shall perform their duties within the Company, and may simultaneously and without remuneration hold management positions in the Wholly-Owned Subsidiaries.	§ 3 The Vice Presidents and Officers shall perform their duties within the Company, and may simultaneously and without remuneration hold management positions in the Wholly-Owned Subsidiaries.	Text adjustment, no change in meaning.
Art. 38 The Executive Board responsible for governance, risk, and compliance shall be tasked with verifying the fulfillment of obligations and risk management, with duties relating to corporate risk management and internal controls, compliance, integrity, the code of conduct, and the integrity program, among others defined in the Internal Regulations of the Executive Board.	**Art. 38** The Executive Board responsible for governance, risk, and compliance shall be tasked with verifying the fulfillment of obligations and risk management, with duties relating to corporate risk management and internal controls, compliance, integrity, the ~~code~~ Code of ~~conduct~~ Conduct and the integrity program, among others defined in the Internal Regulations of the Executive Boards.	Text adjustment, no change in meaning.
§ 1 The Officer responsible for governance, risk, and compliance may report directly to the Board of Directors in situations where there is suspected involvement of the President of the Company in irregularities or where the	§ 1 The Officer responsible for governance, risk, and compliance may report directly to the Board of Directors in situations where there is suspected involvement of the President of the Company in irregularities or where the	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
President of the Company fails to adopt the necessary measures regarding a situation reported to him.	President of the Company fails to adopt the necessary measures regarding a situation reported to him.	
§ 2 For the performance of its duties, the Executive Board shall be guaranteed independent action and access to all necessary information and documents.	**§ 2** For the performance of its duties, the Executive Board shall be guaranteed independent action and access to all necessary information and documents.	Keep unchanged.
Art. 39 The Vice President responsible for finance and investor relations shall be tasked with providing information to the investing public, the Brazilian Securities and Exchange Commission, the United States Securities and Exchange Commission, and the Stock Exchanges where the Company is listed, and with keeping the Company's registration as a publicly held company up to date, in compliance with all applicable laws and regulations.	**Art. 39** The Vice President responsible for finance and investor relations shall be tasked with providing information to the investing public, the Brazilian Securities and Exchange Commission, the United States Securities and Exchange Commission, and the Stock Exchanges where the Company is listed, and with keeping the Company's registration as a publicly held company up to date, in compliance with all applicable laws and regulations.	Keep unchanged.
Representation of the Company	**Representation of the Company**	Keep unchanged.
Art. 40 The Company shall be bound before third parties:	**Art. 40** The Company shall be bound before third parties:	Keep unchanged.
I by the signature of two (2) members of the Executive Board, one (1) of whom must necessarily be the President of the Company or the Vice President responsible for the financial area, and the other a member of the Executive Board with duties related to the specific area to which the matter pertains.	**I** by the signature of two (2) members of the Executive Board, one (1) of whom must necessarily be the President ~~of the Company~~ or the Vice President responsible ~~for the financial area~~ for finance and investor relations, and the other, a member of the Executive Board with duties related to the specific area to which the matter pertains.	Adjustment of text, aiming to adapt the nomenclature of the members of the Executive Board.
II by the signature of one (1) Vice President and one (1) attorney-in-fact, pursuant to the powers granted in the respective power of attorney;	**II** by the signature of one (1) Vice President and one (1) attorney-in-fact, pursuant to the powers granted in the respective power of attorney;	Keep unchanged.
III by the signature of two (2) attorneys-in-fact, pursuant to the powers granted in the respective power of attorney;	**III** by the signature of two (2) attorneys-in-fact, pursuant to the powers granted in the respective power of attorney;	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
IV by the signature of one (1) attorney-in-fact, pursuant to the powers granted in the respective power of attorney, in which case exclusively for the performance of specific acts.	IV by the signature of one (1) attorney-in-fact, pursuant to the powers granted in the respective power of attorney, in which case exclusively for the performance of specific acts.	Keep unchanged.
Sole Paragraph. The Vice President responsible for finance and investor relations may, individually, represent the Company before the Brazilian Securities and Exchange Commission, the United States Securities and Exchange Commission, B3, the financial institution providing share bookkeeping services for the Company, and the administrators of organized markets where the Company's securities are admitted for trading.	**Sole Paragraph.** The Vice President responsible for finance and investor relations may, individually, represent the Company before the Brazilian Securities and Exchange Commission, the United States Securities and Exchange Commission, B3, the financial institution providing share bookkeeping services for the Company, and the administrators of organized markets where the Company's securities are admitted for trading.	Keep unchanged.
Art. 41 The members of the Executive Board may appoint attorneys-in-fact for the Company, specifying in the instrument of appointment the acts or transactions that they may perform and the duration of the power of attorney, provided that only powers of attorney granted for judicial representation in general shall have an indefinite term.	**Art. 41** The members of the Executive Board may appoint attorneys-in-fact for the Company, specifying in the instrument of appointment the acts or transactions that they may perform and the duration of the power of attorney, provided that only powers of attorney granted for judicial representation in general shall have an indefinite term.	Keep unchanged.
§ 1 Powers of attorney granted by the Company must be signed jointly by two (2) directors, specifying the powers granted and establishing a maximum term of one (1) year.	**§ 1** Powers of attorney granted by the Company must be signed jointly by two (2) directors, specifying the powers granted and establishing a maximum term of one (1) year.	Keep unchanged.
§ 2 The powers of attorney shall expressly specify the special powers acts or operations granted, within the limits of the powers held by the members of the Executive Board granting them, as well as the duration of the power of attorney, which must have a fixed term. Subdelegation shall be prohibited, except in the case of a power of attorney for the Company's legal representation, which may be granted	**§ 2** The powers of attorney shall expressly specify the special powers acts or operations granted, within the limits of the powers held by the members of the Executive Board granting them, as well as the duration of the power of attorney, which must have a fixed term. Subdelegation shall be prohibited, except in the case of a power of attorney for the Company's legal representation, which may be granted	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
for an indefinite term and may allow subdelegation under the conditions set forth in the respective instrument.	for an indefinite term and may allow subdelegation under the conditions set forth in the respective instrument.	
Art. 42 Any member of the Executive Board may individually represent the Company when the act to be performed requires individual representation or in cases where the use of the electronic signature makes it impossible for two or more individuals to sign the same document, subject to authorization from the Executive Board in session.	**Art. 42** Any member of the Executive Board may, individually represent, the Company when the act to be performed requires individual representation or in cases where the use of the electronic signature makes it impossible for two or more individuals to sign the same document, subject to authorization from the Executive Board in session.	Text adjustment, no change in meaning.
Vacancy and Substitution	**Vacancy and Substitution**	Keep unchanged.
Art. 43 In the event of vacancies, absences, or temporary impediments of any officer, the President of the Company shall designate another member of the Executive Board to assume the functions on an interim basis.	**Art. 43** In the event of vacancies, absences, or temporary impediments of any ~~officer~~ member of Executive Board, the President of the Company shall designate another member of the Executive Board to assume the functions.	Adjustment of text, aiming to adapt the article to the nomenclature of the board.
§ 1 In the President's own absences or temporary impediments, he or she shall be replaced by the Vice President designated by him or her, and if no designation is made, the other Vice Presidents shall elect a substitute at that time.	**§ 1** In the President's own absences or temporary impediments, he or she shall be replaced by the Vice President designated by him or her, and if no designation is made, the other Vice Presidents shall elect a substitute at that time.	Keep unchanged.
§ 2 The members of the Executive Board may not be absent from office for more than thirty (30) consecutive days, except in cases of medical leave or in situations authorized by the Board of Directors.	**§ 2** The members of the Executive Board may not be absent from office for more than thirty (30) consecutive days, except in cases of medical leave or in situations authorized by the Board of Directors.	Keep unchanged.
§ 3 The members of the Executive Board may request unpaid leave from the Board of Directors, provided that it does not exceed three (3) months, and such leave must be recorded in the minutes.	~~§ 3 The members of the Executive Board may request unpaid leave from the Board of Directors, provided that it does not exceed three (3) months, and such leave must be recorded in the minutes.~~	Excluded, considering the subject contained in §2 of this article, it is the responsibility of the BD to decide on specific cases.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
Art. 44 In the event of death, resignation, or permanent impediment of any member of the Executive Board, the President of the Company shall nominate a substitute to the Board of Directors within thirty (30) days of the vacancy, and the Board shall be responsible for electing the nominated member, who shall complete the term of the replaced officer.	**Art. 44** In the event of death, resignation, or permanent impediment of any member of the Executive Board, the President of the Company shall nominate a substitute to the Board of Directors within thirty (30) days of the vacancy, and the Board shall be responsible for electing the nominated member, who shall complete the term of the replaced officer.	Keep unchanged.
Sole Paragraph. Until the election is held, the Executive Board may appoint one (1) provisional substitute. However, the election may be waived if the vacancy occurs in the year in which the term of the current Executive Board is set to expire.	**Sole Paragraph.** Until the election is held, the Executive Board may appoint one (1) provisional substitute. However, the election may be waived if the vacancy occurs in the year in which the term of the current Executive Board is set to expire.	Keep unchanged.
SECTION III - EXECUTIVE BOARD MEETING (REDIR)	**SECTION III - EXECUTIVE BOARD MEETING (REDIR)**	Keep unchanged.
Operations	**Operations**	Keep unchanged.
Art. 45 The Executive Board, composed of the President and Vice Presidents, shall meet on an ordinary basis every two weeks and extraordinarily whenever necessary, upon the call of the President of the Company or any other two (2) Vice Presidents.	**Art. 45** The Executive Board~~, composed of the President and Vice Presidents,~~ shall meet on a monthly basis ~~every two weeks~~ on an ordinary basis and extraordinarily whenever necessary, upon the call of the President of the Company or any other two (2) Vice Presidents.	Text adjustment, in order to clarify the frequency of Board Meetings.
§ 1 Meetings of the Executive Board shall be convened with the presence of the majority of the acting members, considering the President and Vice Presidents, and matters shall be approved by a simple majority of those present. In the event of a tie, the proposal supported by the President of the Company shall prevail.	**§ 1** Meetings of the Executive Board shall be convened with the presence of the majority of the acting members, considering the President and Vice Presidents, and matters shall be approved by a simple majority of those present. In the event of a tie, the proposal supported by the President of the Company shall prevail.	Keep unchanged.
§ 2 Each member of the Executive Board present, limited exclusively to the President and Vice Presidents, shall be	**§ 2** ~~Each member of the Executive Board present, limited exclusively to the President and Vice Presidents, shall be entitled to cast one (1) vote, even in the case of the~~	Text adjustment, no change in meaning.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
entitled to cast one (1) vote, even in the case of the accumulation of duties of President or Vice Presidents. Voting by proxy shall not be permitted.	~~accumulation of duties of President or Vice President.~~ The right to vote at Executive Board Meetings is granted to the President and the Vice Presidents, and the accumulation of votes in the event of replacement is not permitted. Voting by proxy shall not be permitted.	
§ 3 The resolutions of the Executive Board shall be recorded in minutes entered into the appropriate book and signed by all those present.	**§ 3** The resolutions of the Executive Board shall be recorded in minutes entered into the appropriate book and signed by all those present.	Text adjustment, no change in meaning.
§ 4 The duties of the Officers, if elected by the Board of Directors, shall be defined in the Internal Regulations of the Boards, and such position shall not confer voting rights.	**§ 4** The duties of the Officers, if elected by the Board of Directors, shall be defined in the Internal Regulations of the Boards, and such position shall not confer voting rights.	Keep unchanged.
Art. 46 Remote participation of members of the Executive Board in ordinary and extraordinary meetings shall be permitted, when necessary, by means of teleconference or videoconference, provided that effective participation and the authenticity of their votes are ensured. In such case, the member of the Executive Board participating remotely shall be deemed present at the meeting, and their vote shall be valid for all legal purposes and incorporated into the minutes of the respective meeting.	**Art. 46** Remote participation of members of the Executive Board in ordinary and extraordinary meetings shall be permitted, when necessary, by means of teleconference or videoconference, provided that effective participation and the authenticity of their votes are ensured. In such case, the member of the Executive Board participating remotely shall be deemed present at the meeting, and their vote shall be valid for all legal purposes and incorporated into the minutes of the respective meeting.	Text adjustment, no change in meaning.
Art. 47 The meetings of the Executive Board shall be recorded by a secretary appointed by its President, and all resolutions shall be entered into minutes and recorded in the appropriate book.	**Art. 47** The meetings of the Executive Board shall be recorded by a secretary appointed by its President, and all resolutions shall be entered into minutes and recorded in the appropriate book.	Text adjustment, no change in meaning.
Powers and Duties	**Powers and Duties**	Keep unchanged.
Art. 48 Without prejudice to the powers and duties established by law and by the Internal Regulations of the Executive Board, the Executive Board Meeting shall:	**Art. 48** Without prejudice to the powers and duties established by law and by the Internal Regulations of the Boards, it is the responsibility of the Executive Board Meeting to:	Text adjustment, no change in meaning.

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COMPARATIVE TABLE OF CHANGES

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
I resolve on the Company's business activities in a sustainable manner, considering its corporate purpose, as well as economic, social, environmental, climate change, and corporate governance factors, along with risks and opportunities;	I resolve on the Company's business activities in a sustainable manner, considering its corporate purpose, as well as economic, social, environmental, climate change, and corporate governance factors, along with risks and opportunities;	Keep unchanged.
II comply with and enforce compliance with the applicable law, the Bylaws, the Company's internal policies and rules, and the resolutions of the General Shareholders' Meeting and the Board of Directors;	II comply with and enforce compliance with the applicable law, the Bylaws, the Company's internal policies and rules, and the resolutions of the General Shareholders' Meeting and the Board of Directors;	Keep unchanged.
III prepare and submit for the approval of the Board of Directors, after prior review:	III prepare and submit for the approval of the Board of Directors, after prior review:	Keep unchanged.
a) the annual and multi-year plans and programs, aligning investment expenditures with the respective projects, including a risk and opportunity analysis for a minimum horizon defined in the Internal Regulations of the Executive Board;	a) the annual and multi-year plans and programs, aligning investment expenditures with the respective projects, including a risk and opportunity analysis for a minimum horizon defined in the Internal Regulations of the Executive Board;	Keep unchanged.
b) the Company's budget, indicating the sources and uses of funds, as well as any amendments thereto;	b) the Company's budget, indicating the sources and uses of funds, as well as any amendments thereto;	Keep unchanged.
c) investment projects, investments in new businesses, other companies, consortia, joint ventures, Wholly-Owned Subsidiaries, and other forms of association and enterprises, as well as the approval of incorporation, dissolution, or amendment of any companies, enterprises, or consortia;	c) investment projects, investments in new businesses, other companies, consortia, joint ventures, Wholly-Owned Subsidiaries, and other forms of association and enterprises, as well as the approval of incorporation, dissolution, or amendment of any companies, enterprises, or consortia;	Keep unchanged.
d) the performance results of the Company's activities;	d) the performance results of the Company's activities;	Keep unchanged.
e) the Company's quarterly reports, accompanied by the financial statements;	e) the Company's quarterly reports, accompanied by the financial statements;	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
f) the Management Report, accompanied by the financial statements and respective notes, the opinion of the independent auditors, and the proposal for allocation of the net income for the fiscal year;	f) the Management Report, accompanied by the financial statements and respective notes, the opinion of the independent auditors, and the proposal for allocation of the net income for the fiscal year;	Keep unchanged.
g) the Company's Integrated Report or Sustainability Report and other corporate reports to be signed by the Board of Directors;	g) the Company's Integrated Report or Sustainability Report and other corporate reports to be signed by the Board of Directors;	Keep unchanged.
h) the Executive Board's Internal Regulations, as well as the Company's general regulations and policies.	h) the Executive Boards' Internal Regiments and the Company's general regulations and policies.	Text adjustment, no change in meaning.
i) revisions to the Company's Code of Conduct and Integrity Program, in accordance with applicable law;	i) revisions to the Company's Code of Conduct and Integrity Program, in accordance with applicable law;	Keep unchanged.
j) related-party transactions, within the criteria and limits defined by the Company;	j) related-party transactions, within the criteria and limits defined by the Company;	Keep unchanged.
IV approve:	**IV** approve:	Keep unchanged.
a) the technical and economic evaluation criteria for investment projects, together with the respective delegation plans for their implementation and execution;	a) the technical and economic evaluation criteria for investment projects, together with the respective delegation plans for their implementation and execution;	Keep unchanged.
b) the accounting accounts plan;	**b)** the accounting accounts plan;	Keep unchanged.
c) the Company's annual insurance plan;	**c)** the Company's annual insurance plan;	Keep unchanged.
d) residually, within the statutory and regulatory limits, all matters related to the Company's activities that are not within the exclusive authority of the President of the Company, the Board of Directors, or the General Shareholders' Meeting;	d) residually, within the statutory and regulatory limits, all matters related to the Company's activities that are not within the exclusive authority of the President of the Company, the Board of Directors, or the General Shareholders' Meeting;	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
e) the appointment of the Company's representatives to the statutory bodies of companies in which it or its Wholly-Owned Subsidiaries hold or may come to hold a direct or indirect interest;	e) the appointment of the Company's representatives to the ~~statutory bodies of~~ Statutory Bodies of the companies in which it or its Wholly-Owned Subsidiaries hold or may come to hold a direct or indirect interest;	Text adjustment, no change in meaning.
f) corporate participation in trade associations and non-governmental entities;	f) corporate participation in trade associations and non-governmental entities;	Keep unchanged.
g) proposals related to personnel policy; and	g) proposals related to personnel policy; and	Keep unchanged.
h) the internal procurement and contracting regulations.	h) the internal procurement and contracting regulations.	Keep unchanged.
V authorize, subjected to the limits and guidelines set forth by law and by the Board of Directors, and the approval thresholds established in internal regulations and in the Executive Board's Internal Regulations:	V authorize, subjected to the limits and guidelines set forth by law and by the Board of Directors, and the approval thresholds established in internal regulations and in the Executive Boards Internal Regulations:	Text adjustment, no change in meaning.
a) acts of waiver or judicial or extrajudicial settlement to resolve disputes or claims, with authority to set value limits for delegating the performance of such acts to the President of the Company or any other officer; and	**a)** acts of waiver or judicial or extrajudicial settlement to resolve disputes or claims, with authority to set value limits for delegating the performance of such acts to the President of the Company or any other ~~officer~~ member of the Executive Board; ~~and~~	Adjustment of text, aiming to adapt the article to the nomenclature of the board.
b) the execution of any legal transactions when the transaction amount does not exceed two percent (2%) of the Company's net worth, without prejudice to the authority granted by the Bylaws to the Board of Directors, including the acquisition, disposal, or encumbrance of assets, the obtaining of loans and financing, the assumption of obligations in general, and association with other legal entities.	**b)** the execution of any legal transactions when the transaction amount does not exceed two percent (2%) of the Company's net worth, without prejudice to the authority granted ~~by~~ by these Bylaws to the Board of Directors, including the acquisition, disposal, or encumbrance of assets, the obtaining of loans and financing, the assumption of obligations in general, and association with other legal entities; and	Text adjustment, no change in meaning.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
NEW	**c)** the issuance of non-convertible debentures into shares, observing the limits and guidelines set by the Board of Directors.	New, aiming to clarify the authority for the Board to approve the issuance of non-convertible debentures into shares.
Sole Paragraph. When the cumulative value of the acquisition, disposal, or encumbrance of assets, the obtaining of loans and financing, the assumption of obligations in general, and association with other legal entities reaches five percent (5%) of the Company's net worth during the fiscal year, a report shall be submitted for resolution by the Board of Directors.	Sole Paragraph. When the cumulative value of the acquisition, disposal, or encumbrance of assets, the obtaining of loans and financing, the assumption of obligations in general, and association with other legal entities reaches five percent (5%) of the Company's net worth during the fiscal year, a report shall be submitted for resolution by the Board of Directors.	Deleted, moved to paragraph 2 of this article.
VI establish the guidelines and approve the creation of the organizational structures of the Company and its Wholly-Owned Subsidiaries;	VI establish the guidelines and approve the creation of the organizational structures of the Company and its Wholly-Owned Subsidiaries;	Keep unchanged.
VII negotiate and execute management instruments between the Company, its Wholly-Owned Subsidiaries, and Wholly-Owned Special Purpose Entities;	**VII** negotiate and execute management instruments between the Company, its Wholly-Owned Subsidiaries, and Wholly-Owned Special Purpose Entities;	Keep unchanged.
VIII establish and monitor governance practices, internal controls, guidelines, and policies for its Wholly-Owned Subsidiaries, in directly or indirectly controlled companies, and, in the case of direct or indirect minority interests, proportional to the relevance, materiality, and risks of the business in which they participate;	VIII establish and monitor governance practices, internal controls, guidelines, and policies for its Wholly-Owned Subsidiaries, in directly or indirectly controlled companies, and, in the case of direct or indirect minority interests, proportional to the relevance, materiality, and risks of the business in which they participate;	Keep unchanged.
IX authorize the opening, establishment, transfer, and closure of branches, offices, agencies, representations, or any other establishments;	**IX** authorize the opening, establishment, transfer, and closure of branches, offices, agencies, representations, or any other establishments;	Keep unchanged.
X designate, if it so decides, the Wholly-Owned Subsidiary responsible for carrying out activities related to the management of companies in which the Company and its	**X** designate, if it so decides, the Wholly-Owned Subsidiary responsible for carrying out activities related to the management of companies in which the Company and its	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
Wholly-Owned Subsidiaries hold an equity interest, observing their duty to supervise based on governance and control practices proportional to the relevance, materiality, and risks of the business in which they participate; and	Wholly-Owned Subsidiaries hold an equity interest, observing their duty to supervise based on governance and control practices proportional to the relevance, materiality, and risks of the business in which they participate; and	
XI direct the vote to be cast by the Company at the General Shareholders' Meetings of the Wholly-Owned Subsidiaries and other companies and associations in which the Company holds a direct interest.	**XI** direct the vote to be cast by the Company at the General Shareholders' Meetings of the Wholly-Owned Subsidiaries and other companies and associations in which the Company holds a direct interest.	Keep unchanged.
Sole Paragraph. The Executive Board may appoint agents or grant powers to other management levels of the Company and of the shared structure in which it participates, through internal rules or an appropriate instrument, including jointly with the Wholly-Owned Subsidiaries, within the individual limits and authority assigned to the officers, for purposes such as executing contracts, agreements, cooperation terms, and other instruments that create obligations for the Company or its Wholly-Owned Subsidiaries, except for acts that are non-delegable by law, provided that they are previously approved within the limits established herein.	~~**Sole Paragraph.**~~ §1 The Executive Board may appoint agents or grant powers to other management levels of the Company and of the shared structure in which it participates, through internal rules or an appropriate instrument, including jointly with the Wholly-Owned Subsidiaries, within the individual limits and authority assigned to the ~~officers~~ members of the Executive Board, for purposes such as executing contracts, agreements, cooperation terms, and other instruments that create obligations for the Company or its Wholly-Owned Subsidiaries, except for acts that are non-delegable by law, provided that they are previously approved within the limits established herein.	Renumbered with text adjustment, in order to adapt the wording to the nomenclature of the executive board.
NEW	~~**Sole paragraph.**~~ **§2** When the cumulative value of the acquisition, disposal, or encumbrance of assets, the obtaining of loans and financing, the assumption of obligations in general, and association with other legal entities reaches five percent (5%) of the Company's Net Worth during the fiscal year, a report shall be submitted for resolution by the Board of Directors. Said report shall, for the purposes of this determination, consider the	Renumbered, displaced from the sole paragraph of this article, with adjustment to clarify that the consolidated financial statements of the Company should be considered.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
	consolidated financial statements of the Company in relation to the last fiscal year.	
Art. 49 The Executive Board's Internal Regulations shall detail the individual duties of each officer and may also require that the performance of certain acts within their specific areas of authority be subject to prior authorization by the Executive Board Meeting.	**Art. 49** The Executive Board's Internal Regulations shall detail the individual duties of each officer and may also require that the performance of certain acts within their specific areas of authority be subject to prior authorization by the Executive Board Meeting.	Text adjustment, no change in meaning.
CHAPTER V - STATUTORY COMMITTEES	**CHAPTER V - STATUTORY COMMITTEES**	Keep unchanged.
Art. 50 The Company shall have a Statutory Audit Committee, an Investment and Innovation Committee, a People Committee, and a Sustainable Development Committee.	**Art. 50** The Company will have ~~the~~ following statutory committees: (i) Statutory Audit Committee~~, the~~; (ii) Investment and Innovation Committee~~, the People Committee and the~~; (iii) Sustainable Development Committee; and the (iv) People Committee (collectively "Statutory Committees").	Text adjustment, no change in meaning.
§1 The Statutory Committees shall be remunerated, and their creation shall require an amendment to the Bylaws by resolution of the General Shareholders' Meeting.	**§1** The ~~statutory committees~~ Statutory Committees shall be remunerated, and their creation shall require an amendment to the Bylaws by resolution of the General Shareholders' Meeting.	Text adjustment, no change in meaning.
§2 The Board of Directors may establish additional committees to assist the Company's Management, with specific and restricted objectives and a defined term of duration, appointing their respective members.	**§2** The Board of Directors may establish additional committees to assist the Company's Management, with specific and restricted objectives and a defined term of duration, appointing their respective members.	Keep unchanged.
§3 The operation, compensation of the members, and duties of the committees referred to in this article shall be governed by the Board of Directors through their respective Internal Regulations, in accordance with what is set forth in these Bylaws.	**§3** The operation, compensation of the members, and duties of the Statutory Bodies and committees referred to in this Article shall be governed by the Board of Directors through their respective Internal Regulations, in accordance with what is set forth in these Bylaws.	Text adjustments aiming to clarify the duties of the Board of Directors in disciplining its Committees through their Internal Rules.

BYLAWS COPEL (HOLDING)
COMPARATIVE TABLE OF CHANGES

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
SECTION I - STATUTORY AUDIT COMMITTEE (SAC)	**SECTION I - STATUTORY AUDIT COMMITTEE (SAC)**	Keep unchanged.
Art. 51 The Statutory Audit Committee is an independent, advisory, and permanent body that assists the Board of Directors.	**Art. 51** The Statutory Audit Committee is an independent, advisory, and permanent body that assists and is linked to he Board of Directors.	Wording adjustment for the purposes of meeting the requirements of the Novo Mercado
Art. 52 The Statutory Audit Committee shall be unified for the Company and its Wholly-Owned Subsidiaries, exercising its duties and responsibilities with respect to the entities directly or indirectly controlled by the Company, as determined by the Board of Directors.	**Art. 52** The Statutory Audit Committee shall be unified for the Company and its Wholly-Owned Subsidiaries, exercising its duties and responsibilities with respect to the entities directly or indirectly controlled by the Company, as determined by the Board of Directors.	Keep unchanged.
Art. 53 The duties, operation, procedures, and composition of the Statutory Audit Committee shall comply with applicable laws and regulations and shall be detailed in a specific internal regulation, which shall be approved by the Board of Directors.	**Art. 53** The duties, operation, procedures, and composition of the Statutory Audit Committee shall comply with applicable laws and regulations and shall be detailed in a specific internal regulation, ~~which shall be~~ approved by the Board of Directors, which will also define the activities of the Coordinator of the Statutory Audit Committee.	Wording adjustment for the purposes of meeting the requirements of the Novo Mercado.
§ 1 The Coordinator of the Statutory Audit Committee shall be elected by the Board of Directors from among its independent members and shall be responsible for implementing the Committee's decisions, with records entered in the appropriate minutes book.	**§ 1**The Coordinator of the Statutory Audit Committee shall be elected by the Board of Directors from among its independent members and shall be responsible for implementing the Committee's decisions, with records entered in the appropriate minutes book.	Keep unchanged.
§ 2 The Statutory Audit Committee shall be composed of three (3) to five (5) members, as determined by the Board of Directors, who shall be appointed, elected, and removable by the Board, all with a unified term of two (2) years, with reelection permitted, subject to the following parameters:	**§ 2** The Statutory Audit Committee shall be composed of three (3)~~to five (5)~~ members, ~~as determined by the Board of Directors~~, who shall be appointed, elected, and removable ~~by said body, all~~ by the Board of Directors, with a unified term of two (2) years, with reelection permitted, subject to the following parameters:	Adjustment of text, in order to clarify the composition of the Statutory Audit Committee.
I having a majority of independent members, as defined by applicable laws and regulations;	**I** having a majority of independent members, as defined by applicable laws and regulations;	Keep unchanged.

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COMPARATIVE TABLE OF CHANGES

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
II at least one (1) member must have recognized professional experience in corporate accounting, auditing, and finance, qualifying as a "financial expert" under applicable law;	**II**at least 01 (one) member with recognized professional experience in corporate accounting, auditing and financial matters, ~~which characterizes him as a "financial specialist" under the terms of current legislation~~ under the regulations issued by the Securities and Exchange Commission that governs the registration and exercise of independent auditing activity within the securities market;	Adjustment of text, aiming to comply with the Novo Mercado Regulation.
III at least one (1) of the Committee members must be a member of the Board of Directors;	**III** at least 01 (one) of the members of the Statutory Audit Committee shall be an independent ~~part~~ member of the Board of Directors;	Wording adjustment for the purposes of meeting the requirements of the Novo Mercado.
IV at least one (1) of the Committee members must not be a member of the Board of Directors and must be selected from the market among individuals with well-known experience and technical expertise;	**IV** at least one (1) of the Statutory Audit Committee members must not be a member of the Board of Directors and must be selected from the market among individuals with well-known experience and technical expertise;	Text adjustment, no change in meaning.
V the Coordinator of the Committee must be a member of the Board of Directors;	~~V the Coordinator of the Committee must be a member of the Board of Directors;~~	Excluded, already part found in §1 of Art. 53 above.
VI the maximum term for serving on the Committee is ten (10) years; and	~~VI~~ **V** the maximum term for serving on the Committee is ten (10) years; and	Keep unchanged.
VII officers of the Company, its subsidiaries, parent company, affiliates, or entities under common control, whether direct or indirect, are prohibited from serving on the Committee.	~~VII~~ **VI** ~~officers~~ members of the Executive Board of the C~~c~~ompany, its subsidiaries, parent company, affiliates, or entities under common control, whether direct or indirect, are prohibited from serving on the Statutory Audit Committee.	Text adjustment, no change in meaning.
NEW	**§ 3** The same member of the Statutory Audit Committee may accumulate the characteristics provided for in § 2, II and III, above.	New, in compliance with the Noo Mercado Regulation, clarifying requirements for the composition of the Audit Committee.

BYLAWS COPEL (HOLDING)
COMPARATIVE TABLE OF CHANGES

Current Article Last amendment to the 211th EGM, dated 10/30/2024	Proposed bylaws	Rationale
§ 3 The Statutory Audit Committee shall meet: regularly, once a month, and on an extraordinary basis whenever necessary, deciding by majority vote, with minutes duly recorded, in accordance with its Internal Regulations.	~~§3º~~ §4º The Statutory Audit Committee will meet ordinarily, ~~at least once a month~~ a minimum of 09 (nine) times per year and extraordinarily, whenever necessary, observing the minimum periodicity required by the regulations issued by the Securities and Exchange Commission that govern the registration and exercise of the independent audit activity within the scope of the securities market, deciding by majority votes, with record minutes, in accordance with its Internal Regulations.	Renumbered with text adjustment, in order to clarify the frequency of ordinary meetings of the Statutory Audit Committee.
§ 4 The Internal Audit Department shall be functionally linked to the Board of Directors through the Statutory Audit Committee.	~~§4~~ §5 The Internal Audit Department shall be functionally linked to the Board of Directors through the Statutory Audit Committee.	Renumbering of the paragraph in view of the proposed adjustments in said article.
Art. 54 The Statutory Audit Committee is granted operational autonomy and an annual or project-based budget allocation, within limits approved by the Board of Directors, to conduct or order consultations, assessments, and investigations within the scope of its activities, including the hiring and use of independent external specialists.	**Art. 54** The Statutory Audit Committee is granted operational autonomy and an annual or project-based budget allocation, within limits approved by the Board of Directors, to conduct or order consultations, assessments, and investigations within the scope of its activities, including the hiring and use of independent external specialists.	Keep unchanged.
NEW	**Sole Paragraph.** Without prejudice to the other duties established in the applicable rules and the Internal Regulations, the Statutory Audit Committee is responsible for:	Inclusion to adapt to Novo Mercado requirements
NEW	**I** opine on the hiring and removal of independent audit services for the preparation of an independent external audit or for any other service;	Inclusion to adapt to Novo Mercado requirements and to the RCVM [Securities and Exchange Commission Resolution] 23.
NEW	**II** evaluate quarterly information, interim statements and financial statements;	Inclusion to adapt to Novo Mercado requirements

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
NEW	**III** monitor the activities of the Internal Audit and the Company's internal controls area;	Inclusion to adapt to Novo Mercado requirements
NEW	**IV** assess and monitor the Company's risk exposures;	Inclusion to adapt to Novo Mercado requirements
NEW	**V** evaluate, monitor, and recommend to management the correction or improvement of the Company's internal policies, including the policy of transactions between related parties; and	Inclusion to adapt to Novo Mercado requirements
NEW	**VI** have means for receiving and processing information about non-compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and codes, including with the provision of specific procedures for protecting the provider and the confidentiality of the information.	Inclusion to adapt to Novo Mercado requirements
NEW	**VII** prepare an annual summary report, to be presented together with the financial statements, containing the description of: (a) meetings held, their activities, the main matters discussed, the results and conclusions reached and the recommendations made; and (b) any situations in which there is significant discrepancy between the Company's management, the independent auditors and the Statutory Audit Committee in relation to the Company's financial statements;	New, aiming to meet the Novo Mercado Regulation and the requirements of RCVM 23
NEW	**VIII** have means to receive complaints, including confidential ones, both internal and external to the company, in matters related to the scope of its activities;	Inclusion to adapt to Novo Mercado requirements and to the RCVM [Securities and Exchange Commission Resolution] 23

Current Article Last amendment to the 211th EGM, dated 10/30/2024	Proposed bylaws	Rationale
NEW	**IX** supervise the activities (a) of the independent auditors, in order to evaluate their independence, the quality of the services provided; and the adequacy of the services provided to the Company's needs; (b) the Company's internal controls area; (c) the Company's Internal Audit area; and (d) the drafting area of the Company's financial statements;	Inclusion to adapt to Novo Mercado requirements and to the RCVM [Securities and Exchange Commission Resolution] 23
NEW	**X** monitor the quality and integrity of: (a) internal control mechanisms; (b) quarterly information, interim statements and financial statements of the Company; and (c) information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements;	Inclusion to adapt to Novo Mercado requirements and to the RCVM [Securities and Exchange Commission Resolution] 23
NEW	**XI** evaluate and monitor the Company's risk exposures, and even require detailed information on policies and procedures related to: (a) the remuneration of management; (b) the use of Company assets; and (c) expenses incurred on behalf of the Company;	Inclusion to adapt to Novo Mercado requirements and to the RCVM [Securities and Exchange Commission Resolution] 23
NEW	**XII** evaluate and monitor, together with management and the Internal Audit area, the adequacy of transactions with related parties carried out by the Company and their respective evidence; and	Inclusion to adapt to Novo Mercado requirements and to the RCVM [Securities and Exchange Commission Resolution] 23
NEW	**XIII** assess, at least annually, whether the Internal Audit department has a structure and budgets considered sufficient for the performance of its functions.	Inclusion to adapt to Novo Mercado requirements and to the RCVM [Securities and Exchange Commission Resolution] 23
SECTION II - INVESTMENT AND INNOVATION COMMITTEE (IIC)	**SECTION II - INVESTMENT AND INNOVATION COMMITTEE (IIC)**	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
Art. 55 The Investment and Innovation Committee is an independent, advisory, and permanent body that provides support to the Board of Directors.	**Art. 55** The Investment and Innovation Committee is an independent, advisory, and permanent body that provides support to the Board of Directors.	Keep unchanged.
Art. 56 The Investment and Innovation Committee shall be a single committee for the Company and its Wholly-Owned Subsidiaries, and may perform its duties and responsibilities with respect to companies directly or indirectly controlled by the Company, by resolution of the Board of Directors.	**Art. 56** The Investment and Innovation Committee shall be a single committee for the Company and its Wholly-Owned Subsidiaries, and may perform its duties and responsibilities with respect to companies directly or indirectly controlled by the Company, by resolution of the Board of Directors.	Keep unchanged.
Art. 57 Its duties, operations, procedures, and composition shall comply with applicable law and will be detailed in specific Internal Regulations, which must be approved by the Board of Directors.	**Art. 57** Its duties, operations, procedures, and composition shall comply with applicable law and will be detailed in specific Internal Regulations, which must be approved by the Board of Directors.	Keep unchanged.
§ 1 The Coordinator of the Investment and Innovation Committee shall be elected by the Board of Directors from among its members and shall be responsible for carrying out the resolutions of the Committee, which must be recorded in the appropriate minutes book.	**§ 1**The Coordinator of the Investment and Innovation Committee shall be elected by the Board of Directors from among its members and shall be responsible for carrying out the resolutions of the Committee, which must be recorded in the appropriate minutes book.	Keep unchanged.
§ 2 The Investment and Innovation Committee shall be composed of three (3) members of the Board of Directors, elected and removed by that body, all with a unified term of office of two (2) years, with reelection permitted.	**§ 2** The Investment and Innovation Committee shall be composed of three (3) members of the Board of Directors, elected and ~~removed~~ removable by that body, all with a unified term of office of two (2) years, with reelection permitted.	Text adjustment, no change in meaning.
§ 3 The President of the Company shall be a member of the Investment and Innovation Committee without voting rights; and	**§ 3** The President of the Company shall be a member of the Investment and Innovation Committee without voting rights~~; and.~~	Text adjustment, no change in meaning.
§ 4 The Investment and Innovation Committee shall meet periodically and shall make decisions by majority vote, with the minutes recording all resolutions, including	**§ 4** The Investment and Innovation Committee shall meet periodically and shall make decisions by majority vote, with	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	Proposed bylaws	Rationale
dissents and protests, as provided for in its Internal Regulations.	the minutes recording all resolutions, including dissents and protests, as provided for in its Internal Regulations.	
Art. 58 The Investment and Innovation Committee shall have operational autonomy and an annual or project-specific budget allocation, within limits approved by the Board of Directors, to carry out its activities within its scope, including the engagement and use of independent external specialists.	**Art. 58** The Investment and Innovation Committee shall have operational autonomy ~~and an annual or project-specific budget allocation, within limits approved by the Board of Directors,~~ to carry out its activities within its scope, including the engagement and use of independent external specialists.	Text adjustment, aiming to clarify the autonomy of the Investment and Innovation Committee.
SECTION III - SUSTAINABLE DEVELOPMENT COMMITTEE (SDC)	**SECTION III - SUSTAINABLE DEVELOPMENT COMMITTEE (SDC)**	Keep unchanged.
Art. 59 The Sustainable Development Committee is an independent, consultative, and permanent body that advises the Board of Directors.	**Art. 59** The Sustainable Development Committee is an independent, consultative, and permanent body that advises the Board of Directors.	Keep unchanged.
Art. 60 The Sustainable Development Committee shall be a single committee for the Company and its Wholly-Owned Subsidiaries, and may exercise its duties and responsibilities in relation to companies directly or indirectly controlled by the Company, as determined by the Board of Directors.	**Art. 60** The Sustainable Development Committee shall be a single committee for the Company and its Wholly-Owned Subsidiaries, and may exercise its duties and responsibilities in relation to companies directly or indirectly controlled by the Company, as determined by the Board of Directors.	Keep unchanged.
Art. 61 Its duties, operations, procedures, and composition shall comply with applicable law and will be detailed in specific Internal Regulations, which must be approved by the Board of Directors.	**Art. 61** Its duties, operations, procedures, and composition shall comply with applicable law and will be detailed in specific Internal Regulations, which must be approved by the Board of Directors.	Keep unchanged.
§ 1 The Coordinator of the Sustainable Development Committee shall be elected by the Board of Directors and shall be responsible for implementing the decisions of the body.	**§ 1** The Coordinator of the Sustainable Development Committee~~,~~ shall be elected by the Board of Directors and shall be responsible for implementing the decisions of the body.	Text adjustment, no change in meaning.
§ 2 The Sustainable Development Committee shall be composed of three (3) members, elected and subject to	**§ 2** The Sustainable Development Committee shall be composed by of three (3) members, elected and ~~removed~~	Text adjustment, no change in meaning.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
removal by the Board of Directors, all serving a unified term of two (2) years, with reelection permitted, subject to the following parameters:	subject to removal by the Board of Directors, all serving a unified term of two (2) years, with reelection permitted, subject to the following parameters:	
I up to three (3) members of the Board of Directors; and	**I** up to three (3) members of the Board of Directors; and	Keep unchanged.
II up to one (1) external member with recognized professional experience in matters falling within the Committee's responsibilities.	**II** up to one (1) external member with recognized professional experience in matters falling within the Sustainable Development Committee's responsibilities.	Keep unchanged.
§ 3 The President of the Company shall serve on the Sustainable Development Committee without voting rights; and	**§ 3** The President of the Company shall serve on the Sustainable Development Committee without voting rights; and	Keep unchanged.
§ 4 The Sustainable Development Committee shall meet periodically, making decisions by majority vote, with minutes recorded, including any dissents and protests, as provided for in its Internal Regulations.	**§ 4** The Sustainable Development Committee shall meet periodically, making decisions by majority vote, with minutes recorded, including any dissents and protests, as provided for in its Internal Regulations.	Keep unchanged.
Art. 62 The Sustainable Development Committee shall have operational autonomy and an annual or project-based budget allocation, within the limits approved by the Board of Directors, to carry out its activities within its scope, including the hiring and use of independent external specialists.	**Art. 62** The Sustainable Development Committee shall have operational autonomy ~~and an annual or project-based budget allocation, within the limits approved by the Board of Directors,~~ to carry out its activities within its scope, including the hiring and use of independent external specialists.	Adjustment of text, aiming to clarify the autonomy of the Sustainable Development Committee.
SECTION IV - PEOPLE COMMITTEE (PC)	**SECTION IV - PEOPLE COMMITTEE (PC)**	Keep unchanged.
Art. 63 The People Committee is an independent, consultative, and permanent body that advises the Board of Directors.	**Art. 63** The People Committee is an independent, consultative, and permanent body that advises the Board of Directors.	Keep unchanged.
Art. 64 The People Committee shall be a single committee serving the Company and its Wholly-Owned Subsidiaries,	**Art. 64** The People Committee shall be a single committee serving the Company and its Wholly-Owned Subsidiaries,	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
and may exercise its duties and responsibilities with respect to companies directly or indirectly controlled by the Company, as determined by the Board of Directors.	and may exercise its duties and responsibilities with respect to companies directly or indirectly controlled by the Company, as determined by the Board of Directors.	
Art. 65 Its duties, operations, procedures, and composition shall comply with applicable law and will be detailed in specific Internal Regulations, which must be approved by the Board of Directors.	**Art. 65** Its duties, operations, procedures, and composition shall comply with applicable law and will be detailed in specific Internal Regulations, which must be approved by the Board of Directors.	Keep unchanged.
§ 1 The People Committee shall assist the Board of Directors in the development and monitoring of the succession plan, in the evaluation and strategy for the compensation of officers, members of advisory committees, and members of the Supervisory Board, as well as in proposals and other matters related to the personnel policy.	**§1** The People Committee shall assist the Board of Directors in the development and monitoring of the succession plan, in the evaluation of the Board of Directors, of the Statutory Committees and of the Executive Board; as well as in the strategy for compensation of the Statutory Bodies ~~officers, members of advisory committees and members of the Supervisory Board,~~ as well as in proposals and other matters related to the personnel policy.	Text adjustment, no change in meaning.
§ 2 The People Committee shall monitor the eligibility process for officers, members of the Supervisory Board and members of Statutory Committees, in accordance with legal and bylaw provisions and taking into account the rules established in internal regulations.	**§ 2** The Committee of People shall monitor the eligibility process for officers~~, Fiscal Council members,~~ and members of Statutory Committees, in accordance with legal and bylaw provisions and taking into account the rules established in internal regulations.	Adjustment of text, in order to clarify the duties of the People Committee.
§ 3 The Coordinator of the People Committee shall be elected by the Board of Directors from among its members, and shall be responsible for carrying out the Committee's resolutions.	**§ 3** The Coordinator of the People Committee shall be elected by the Board of Directors from among its members, and shall be responsible for carrying out the Committee's resolutions.	Keep unchanged.
§ 4 The People Committee shall be composed of three (3) members, elected and removable by the Board of Directors, all with a unified term of office of two (2) years, with reelection permitted, subject to the following parameters:	**§ 4** The People Committee shall be composed ~~by~~ of three (3) members, elected and ~~removed~~ removable by the Board of Directors, all with a unified term of office of two (2) years, with reelection permitted, subject to the following parameters:	Text adjustment, no change in meaning.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
I up to three (3) members of the Board of Directors; and	I up to three (3) members of the Board of Directors; and	Keep unchanged.
II up to one (1) external member with recognized professional experience in matters falling within the Committee's responsibilities.	II up to one (1) external member with recognized professional experience in matters falling within the Committee's responsibilities.	Keep unchanged.
§ 5 The President of the Company shall serve on the People Committee without voting rights; and	**§ 5** The President of the Company shall serve on the People Committee without voting rights~~; and~~.	Text adjustment, no change in meaning.
§ 6 The People Committee shall meet periodically, deciding by majority vote, with all resolutions, including dissents and protests, recorded in minutes, as provided in its Internal Regulations.	**§ 6** The People Committee shall meet periodically, deciding by majority vote, with all resolutions, including dissents and protests, recorded in minutes, as provided in its Internal Regulations.	Keep unchanged.
Art. 66 The People Committee shall be granted operational autonomy and an annual or project-based budget, within the limits approved by the Board of Directors, to carry out its activities within its scope, including the hiring and use of independent external specialists.	**Art. 66** The People Committee shall be granted operational autonomy ~~and an annual or project-based budget, within the limits approved by the Board of Directors,~~ to carry out its activities within its scope, including the hiring and use of independent external specialists.	Adjustment of text, in order to clarify the autonomy of the People Committee.
CHAPTER VI - SUPERVISORY BOARD (SB)	**CHAPTER VI - SUPERVISORY BOARD (SB)**	Keep unchanged.
Art. 67 The Company shall have a non-permanent Supervisory Board responsible for oversight, acting both collectively and individually, with the powers and duties set forth in Federal Law No. 6,404/1976 and other applicable legal provisions.	**Art. 67** The Company shall have a non-permanent Supervisory Board responsible for oversight~~, acting both collectively and individually~~, with the powers and duties set forth in Federal Law No. 6,404/1976 and other applicable legal provisions.	Keep unchanged.
Art. 68 If installed, the Supervisory Board shall meet as provided in its Internal Regulations, with minutes recorded in a specific book.	**Art. 68** If installed, the Supervisory Board shall meet as provided in its Internal Regulations, with minutes recorded in a specific book.	Keep unchanged.
Composition and Operation	**Composition and Operation**	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
Art. 69 The Supervisory Board, with non-permanent operation, if installed, shall be composed of three (3) sitting members and an equal number of alternates, elected at the General Shareholders' Meeting, pursuant to Law No. 6,404/1976, with a unified term of one (1) year from the date of their election, with reelection permitted.	**Art. 69** The Supervisory Board, ~~with non-permanent operation,~~ if installed, shall be composed of three (3) sitting members and an equal number of alternates, elected at the General Shareholders' Meeting, pursuant to Law No. 6,404/1976~~, with a unified term of one (1) year from the date of their election, with reelection permitted~~. The Supervisory Board, when installed, will operate until the first Ordinary General Meeting that takes place after its installation.	Adjustment of text, in line with art. 161 of the Corporations Act.
§ 1 The chair of the Supervisory Board, if installed, shall be elected by its peers at the first meeting following the election of its members, and it shall be the responsibility of the chair to carry out the decisions of the body.	**§ 1** The chair of the Supervisory Board, if installed, shall be elected by its peers at the first meeting following the election of its members, and it shall be the responsibility of the chair to carry out the decisions of the body.	Keep unchanged.
§ 2 Individuals who are natural persons, residing in Brazil, and who possess academic qualifications compatible with the exercise of the position may serve as members of the Supervisory Board, if installed.	**§2** Individuals who are natural persons, residing in Brazil, and who possess academic qualifications compatible with the exercise of the position may serve as members of the Supervisory Board, if installed, as per the terms of applicable legislation.	Text adjustment, no change in meaning.
Art. 70 If the Supervisory Board is installed, its powers, operation, and procedures shall comply with the applicable legislation and shall be detailed in specific internal regulations, which shall be approved by the Board itself.	**Art. 70** If the Supervisory Board is installed, its powers, operation, and procedures shall comply with the applicable legislation and shall be detailed in specific internal regulations, which shall be approved by the Board itself.	Keep unchanged.
§1 The position of member of the Supervisory Board is non-delegable.	**§1** The position of member of the Supervisory Board is non-delegable.	Keep unchanged.
§ 2 The members of the Supervisory Board have the same duties as the members of Management, as provided in Articles 153 to 156 of Federal Law No. 6,404/1976, and shall be liable for damages resulting from any failure to	**§ 2** The members of the Supervisory Board have the same duties as the members of Management, as provided in Articles 153 to 156 of Federal Law No. 6,404/1976, and shall be liable for damages resulting from any failure to	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
perform their duties, or from acts carried out with negligence or willful misconduct, or in violation of the law or the Bylaws.	perform their duties, or from acts carried out with negligence or willful misconduct, or in violation of the law or the Bylaws.	
Vacancy and Substitutions	**Vacancy and Substitutions**	Keep unchanged.
Art. 71 If the Supervisory Board is installed, in the event of a vacancy, resignation, or removal of a sitting member, such member shall be replaced by their respective alternate, until a new board member is elected to complete the term.	**Art. 71** If the Supervisory Board is installed, in the event of a vacancy, resignation, or removal of a sitting member, such member shall be replaced by their respective alternate, until a new board member is elected to complete the term.	Keep unchanged.
Representation and Opinions	**Representation and Opinions**	Keep unchanged.
Art. 72 If the Supervisory Board is installed, the chair of the Supervisory Board, or at least one of its members, shall attend the meetings of the General Shareholders' Meeting and respond to requests for information made by the shareholders.	**Art. 72** If the Supervisory Board is installed, the chair of the Supervisory Board, or at least one of its members, shall attend the meetings of the General Shareholders' Meeting and respond to requests for information made by the shareholders.	Text adjustment, no change in meaning.
Sole Paragraph. The opinions and representations of the Supervisory Board, if installed, or of any of its members, may be submitted and read at the General Shareholders' Meeting, regardless of publication and even if the subject matter is not included on the agenda.	**Sole Paragraph.** The opinions and representations of the ~~Fiscal Council~~ Supervisory Board, if installed, or of any of its members, may be submitted and read at the General Shareholders' Meeting, regardless of publication and even if the subject matter is not included on the agenda.	Text adjustment, no change in meaning.
CHAPTER VII - COMMON RULES APPLICABLE TO THE STATUTORY BODIES	**CHAPTER VII - COMMON RULES APPLICABLE TO THE STATUTORY BODIES**	Keep unchanged.
Investiture, Impediments, and Restrictions	**Investiture, Impediments, and Restrictions**	Keep unchanged.
Art. 73 For their investiture in office, the members of the statutory bodies shall meet the minimum requirements set forth in Federal Law No. 6,404/1976, and shall also comply with the procedures established in the Nomination Policy.	**Art. 73** For their investiture in office, the members of the ~~statutory bodies~~ Statutory Bodies shall meet the minimum requirements set forth in Federal Law No. 6,404/1976, and shall also comply with the procedures established in the Nomination Policy.	Text adjustment, no change in meaning.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
Sole Paragraph - Due to incompatibility, the following individuals are prohibited from serving on the Board of Directors, advisory committees, Executive Board, or Fiscal Council of Copel, if installed, and its Wholly-Owned Subsidiaries:	**Sole Paragraph** - Due to incompatibility, the following individuals are prohibited from serving on ~~the Board of Directors, advisory committees, Executive Board and Supervisory Board~~ the Statutory Bodies and advisory committees of Copel, ~~if installed,~~ and its Wholly-Owned Subsidiaries:	Adjustment of text, in order to clarify the restrictions for investiture in Statutory Bodies and advisory committees.
I - representatives of the regulatory agency overseeing the Company; Ministers of State; State or Municipal Secretaries; holders of temporary positions in public administration classified as superior, special, directive, or advisory; statutory officers of political parties; and holders of elected office in the Legislative Branch at any level of government, even if on leave from their positions; and	I - representatives of the regulatory agency overseeing the Company; Ministers of State; State or Municipal Secretaries; holders of temporary positions in public administration classified as superior, special, directive, or advisory; statutory officers of political parties; and holders of elected office in the Legislative Branch at any level of government, even if on leave from their positions; and	Keep unchanged.
II - individuals who, within the past thirty-six (36) months, have served in the decision-making structure of a political party or have held a position in a labor union organization.	II - individuals who, within the past thirty-six (36) months, have served in the decision-making structure of a political party or have held a position in a labor union organization.	Keep unchanged.
Art. 74 The members of the statutory bodies shall take office upon signing a term of investiture, recorded in the respective minutes book.	**Art. 74** The members of the ~~statutory bodies~~ Statutory Bodies shall take office upon signing a term of investiture, recorded in the respective minutes book, subjecting themselves to the arbitration clause referenced in article 98.	Adjustment made to reflect the mandatory devices of the Novo Mercado
§ 1 The term of investiture must be signed within thirty (30) days following election or appointment, under penalty of ineffectiveness, unless justification is accepted by the body to which the member was elected. The term shall indicate at least one (1) domicile for the service of process and notices in administrative or judicial proceedings related to acts performed during the member's term of office, and any change to the designated domicile shall only be effective upon written notice to the Company.	**§ 1** The term of investiture must be signed within thirty (30) days following election or appointment, under penalty of ineffectiveness, unless justification is accepted by the body to which the member was elected. The term shall indicate at least one (1) domicile for the service of process and notices in administrative or judicial proceedings related to acts performed during the member's term of office, and any change to the designated domicile shall only be effective upon written notice to the Company.	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
§ 2 Investiture shall be subject to the submission of a statement of assets and liabilities, in accordance with applicable law, which must be updated annually and upon the conclusion of the term of office.	**§ 2** Investiture shall be subject to the submission of a statement of assets and liabilities, in accordance with applicable law, which must be updated annually and upon the conclusion of the term of office.	Keep unchanged.
Art. 75 The investiture of the members of the Board of Directors and the Executive Board shall be conditioned upon the prior execution of the Directors' Statement of Consent, and the investiture of the members of the Supervisory Board, if installed, shall be conditioned upon the prior execution of the Statement of Consent of the Members of the Supervisory Board, pursuant to the Level 2 Listing Rules of B3, as well as compliance with applicable legal requirements.	~~Art. 75 The investiture of the members of the Board of Directors and the Executive Board shall be conditioned upon the prior execution of the Directors' Statement of Consent, and the investiture of the members of the Supervisory Board, if installed, shall be conditioned upon the prior execution of the Statement of Consent of the Members of the Supervisory Board, pursuant to the Level 2 Listing Rules of B3, as well as compliance with applicable legal requirements.~~	Excluded, in alignment with the Novo Mercado Regulation.
Art. 76 The Company's directors, the members of the Supervisory Board, if installed, and the members of the Statutory Committees_shall adhere to the policy on trading in securities issued by the Company and the policy on disclosure of material information and facts, in compliance with the regulations of the Brazilian Securities and Exchange Commission, by signing the respective statements of adherence.	**Art. ~~76~~ 75** The ~~Company's directors, the~~ members ~~of the Supervisory Board, if installed, and the members~~ of the Statutory Bodies ~~Committees~~ shall adhere to the policy on ~~trading in~~ securities ~~issued by the Company~~ and the policy on disclosure of material information and facts, in compliance with the ~~normative~~ regulations of the Brazilian Securities and Exchange Commission, by signing the respective statements of adherence.	Renumbered with text adjustment, in order to meet the requirements of the Novo Mercado.
Art. 77 The shareholders and the members of the Executive Board, Board of Directors, Supervory Board, and Statutory Committees who, for any reason, have a direct, indirect, or conflicting personal interest with that of the Company in a given resolution must refrain from participating in the discussion and voting on such matter, even as representatives of third parties, with the reason for the	**Art. ~~77~~ 76** The shareholder and the members of ~~the Executive Board, Board of Directors, Fiscal Council, and~~ Statutory Bodies who, for any reason, have a direct, indirect, or conflicting personal interest with that of the Company in a given resolution must refrain from participating in the discussion and voting on such matter, even as representatives of third parties, with the reason for the	Renumbered with text adjustment without changing the direction of the article.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
abstention and the nature and extent of their interest to be recorded in the minutes.	abstention and the nature and extent of their interest to be recorded in the minutes.	
Art. 78 The members of the statutory bodies shall be removed upon voluntary resignation or dismissal at any time, in accordance with applicable law and these Bylaws.	~~**Art. 78** The members of the statutory bodies shall be removed upon voluntary resignation or dismissal at any time, in accordance with applicable law and these Bylaws.~~	Deleted, for the purpose of text simplification, in compliance with the provisions of the Corporate Law.
Art. 79 Except in the event of resignation or dismissal, the term of office of the members of the statutory bodies shall be automatically extended until the investiture of their successors.	~~**Art. 79** Except in the event of resignation or dismissal, the term of office of the members of the statutory bodies shall be automatically extended until the investiture of their successors.~~	Deleted, article content contained in article 18 sole paragraph.
Art. 80 In addition to the cases provided for by law, a vacancy shall occur when:	**Art.** ~~**80**~~ **77** In addition to the cases provided for by law, a vacancy shall occur when:	Renumbering of the article in view of other adjustments proposed in this Statute.
I the member of the Board of Directors or Supervisory Board, or of the Statutory Committees fails to attend two (2) consecutive meetings or three (3) non-consecutive meetings out of the last twelve (12) meetings, without justification; and	I a member of the Board of Directors ~~or~~, Supervisory Board or of the Statutory Committees fails to attend two (2) consecutive meetings or three (3) non-consecutive meetings out of the last twelve (12) meetings, without justification; and	Text adjustment, no change in meaning.
II the member of the Executive Board is absent from the performance of their duties for more than thirty (30) consecutive days, except in the case of those events authorized by the Board of Directors.	II the member of the Executive Board is absent from the performance of their duties for more than thirty (30) consecutive days, except in the case of those events authorized by the Board of Directors.	Keep unchanged.
Art. 81 An annual performance evaluation shall be conducted, individually and collectively, on the members of the Board of Directors, the Statutory Committees, the Executive Board, and the Supervisory Board of the Company, if installed, as well as of their respective Wholly-Owned Subsidiaries. Such evaluation may be carried out with the assistance of an independent institution, in	**Art.** ~~**81**~~ **78** An annual performance evaluation shall be conducted by the Board of Directors, individually and collectively, of the members of the Board of Directors, the Statutory- Committees, and -the Executive Board ~~and the Fiscal Council~~ of the Company~~, if installed,~~ as well as of their respective Wholly-Owned Subsidiaries. Such evaluation may be carried out with the assistance of an independent institution, in accordance with a previously defined procedure and in compliance with the Evaluation Policy.	Text adjustment, in order to clarify the process of assessing organ performance.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	Proposed bylaws	Rationale
accordance with a previously defined procedure and in compliance with the Evaluation Policy.		
Art. 82 The statutory bodies shall meet validly with the presence of the majority of their members and shall adopt resolutions by a majority vote of those present, with minutes recorded in the corresponding minutes book, which may be drawn up in summary form.	**Art.** ~~82~~ 79 The ~~statutory bodies~~ Statutory Bodies shall meet validly with the presence of the majority of their members and shall adopt resolutions by a majority vote of those present, with minutes recorded in the corresponding minutes book, which may be drawn up in summary form.	Adjustment of text, with no change in meaning and renumbering of the article in view of other adjustments proposed in this Statute.
§ 1 In the event of a non-unanimous decision, a justification for the dissenting vote may be recorded, and a dissenting member shall be exempt from liability if their dissent is registered in the minutes of the meeting or, if that is not possible, if they immediately provide written notice of their position.	**§ 1** In the event of a non-unanimous decision, a justification for the dissenting vote may be recorded, and a dissenting member shall be exempt from liability if their dissent is registered in the minutes of the meeting or, if that is not possible, if they immediately provide written notice of their position.	Keep unchanged.
§ 2 In joint deliberations of the Board of Directors and the Executive Board, the member presiding over the meeting shall have the casting vote, in addition to their personal vote.	**§ 2** In joint deliberations of the Board of Directors and the Executive Board, the member presiding over the meeting shall have the casting vote, in addition to their personal vote.	Keep unchanged.
Art. 83 Members of a statutory body may attend the meetings of other bodies when invited, without voting rights.	**Art.** ~~83~~ 80 Members of a ~~statutory body~~ Statutory Body, may attend the meetings of other bodies when invited, without voting rights.	Adjustment of text, with no change in meaning and renumbering of the article in view of other adjustments proposed in this Statute.
Art. 84 Meetings of the statutory bodies may be held in person, by teleconference, or by videoconference, in accordance with these Bylaws and the respective Internal Regulations.	**Art.** ~~84~~ 81 Meetings of the ~~statutory bodies~~ Statutory Bodies may be held in person, by teleconference, or by videoconference, in accordance with these Bylaws and the respective Internal Regulations.	Renumbered with adjustment of text, with no change in meaning and renumbering of the article in view of other adjustments proposed in this Statute.
Compensation	**Compensation**	Keep unchanged.
Art. 85 The compensation of the members of the Statutory Bodies shall be set annually by the General Shareholders' Meeting, and no accumulation of compensation or any	**Art.** ~~85~~ 82 Compensation for the members of the Statutory Bodies shall be set annually by the General Shareholders' Meeting, and no accumulation of compensation or any	Renumbered with adjustment of text, with no change in meaning and renumbering of the

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
other benefits shall be allowed as a result of substitutions arising from vacancies, absences, or temporary impediments, in accordance with these Bylaws.	other benefits shall be allowed as a result of substitutions arising from vacancies, absences, or temporary impediments, in accordance with these Bylaws.	article in view of other adjustments proposed in this Statute.
§ 1 Compensation of the members of the Supervisory Board, if installed, as set by the General Shareholders' Meeting that elects them, shall observe the minimum amount established by law, in addition to the mandatory reimbursement of travel and lodging expenses necessary for the performance of their duties.	**§ 1** Compensation of the members of the Supervisory Board, if installed, as set by the General Shareholders' Meeting that elects them, shall observe the minimum amount established by law, in addition to the mandatory reimbursement of travel and lodging expenses necessary for the performance of their duties.	Keep unchanged.
§ 2 The President of the Company, in his or her capacity as a member of the Board of Directors, shall not receive compensation.	**§ 2** ~~The~~ If Company's President~~, as a~~ is elected as a member of the Board of Directors, ~~will not be remunerated.~~ he or she will not receive additional compensation for the position of member of the Board of Directors.	Text adjustment, no change in meaning.
CHAPTER VIII - FISCAL YEAR, FINANCIAL STATEMENTS, PROFITS, RESERVES, AND DISTRIBUTION OF RESULTS	**CHAPTER VIII - FISCAL YEAR, FINANCIAL STATEMENTS, PROFITS, RESERVES, AND DISTRIBUTION OF RESULTS**	Keep unchanged.
Art. 86 The fiscal year shall coincide with the calendar year, and at the end of each fiscal year, financial statements shall be prepared in accordance with the provisions of Federal Law No. 6,404/1976 and the regulations of the Brazilian Securities and Exchange Commission, including the requirement of an independent audit conducted by an auditor registered with such authority.	**Art. ~~86~~ 83** The fiscal year shall coincide with the calendar year, and at the end of each fiscal year, financial statements shall be prepared in accordance with the provisions of Federal Law No. 6,404/1976 and the regulations of the Brazilian Securities and Exchange Commission, including the requirement of an independent audit conducted by an auditor registered with such authority.	Renumbering of the article in view of other adjustments proposed in this Statute.
§ 1 The Company shall prepare quarterly financial statements and disclose them on its website.	**§ 1** The Company shall prepare quarterly financial information ~~statements~~ and disclose them on its website.	Adjustment of text, in order to clarify the disclosure of Quarterly Results Information.
§ 2 At the end of each fiscal year, the Executive Board shall prepare the financial statements required by law, and the following rules shall be observed with respect to results:	**§ 2** At the end of each fiscal year, the Executive Board shall prepare the financial statements required by law, and the following rules shall be observed with respect to results:	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
I accumulated losses and the provision for income tax shall be deducted from the results for the fiscal year before any allocation of profits;	I accumulated losses and the provision for income tax shall be deducted from the results for the fiscal year before any allocation of profits;	Keep unchanged.
II five percent (5%) of the net income for the fiscal year shall be allocated to the legal reserve, which shall not exceed twenty percent (20%) of the share capital;	II five percent (5%) of the net income for the fiscal year shall be allocated to the legal reserve, which shall not exceed twenty percent (20%) of the share capital;	Keep unchanged.
III the Company may record, as a reserve, interest on investments made using its own capital on those works in progress; and	III the Company may record, as a reserve, interest on investments made using its own capital on those works in progress; and	Keep unchanged.
IV other reserves may be established by the Company, in accordance with applicable law and subject to legal limits.	IV other reserves may be established by the Company, in accordance with applicable law and subject to legal limits.	Keep unchanged.
Art. 87 Shareholders shall be entitled, each fiscal year, to receive dividends and/or interest on equity, which shall not be less than twenty-five percent (25%) of the adjusted net income, in accordance with Federal Law No. 6,404/1976.	**Art.** ~~87~~ **84** Shareholders shall be entitled, each fiscal year, to receive dividends and/or interest on equity, which shall not be less than twenty-five percent (25%) of the adjusted net income, in accordance with Federal Law No. 6,404/1976.	Renumbering of the article in view of other adjustments proposed in this Statute.
§ 1 Based on retained earnings, profit reserves, and the net income for the current fiscal year, as recorded in semiannual or quarterly interim financial statements, the Board of Directors may resolve to distribute interim dividends out of profit reserves, interim dividends based on interim financial statements, or pay interest on equity, provided that such distribution complies with the dividend policy and is subject to subsequent ratification by the General Shareholders' Meeting.	~~**§ 1º**~~ **§ 1** The Company may raise interim, semi-annual, quarterly or shorter financial statements and balance sheets. Based on retained earnings, profit reserves, and the net income for the current fiscal year, as recorded in annual financial ~~accounting~~ statements or ~~semestral or quarterly~~ interim financial statements, the Board of Directors may resolve to distribute interim dividends out of profit reserves, interim dividends based on interim financial statements, or pay interest on equity, provided that such distribution complies with applicable legislation and the dividend policy ~~and is subject to subsequent ratification by the General Shareholders' Meeting~~.	Adjustment of text, aiming to clarify the competence of the Board of Directors to approve and distribute intermediate or interim dividends.
§ 2 Interim dividends out of profit reserves, interim dividends based on interim financial statements, and	**§ 2** Interim dividends out of profit reserves, interim dividends based on interim financial statements, and interest on equity distributed pursuant to paragraph 1 shall	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	Proposed bylaws	Rationale
interest on equity distributed pursuant to paragraph 1 shall be credited against the mandatory dividend for the fiscal year in which they are declared, in accordance with applicable law.	be credited against the mandatory dividend for the fiscal year in which they are declared, in accordance with applicable law.	
§3 The dividend shall not be mandatory in any fiscal year in which the Board of Directors, with the opinion of the Supervisory Board, if installed, advises the Ordinary General Shareholders' Meeting that such distribution would be incompatible with the Company's financial condition.	**§3** The dividend shall not be mandatory in any fiscal year in which the Board of Directors, with the opinion of the Supervisory Board, if installed, advises the Ordinary General Shareholders' Meeting that such distribution would be incompatible with the Company's financial condition.	Keep unchanged.
§ 4 Profits not distributed under the terms of paragraph 3 shall be allocated to a special reserve and, if not absorbed by losses in subsequent fiscal years, shall be distributed as soon as the Company's financial condition permits.	**§ 4** Profits not distributed under the terms of paragraph 3 shall be allocated to a special reserve and, if not absorbed by losses in subsequent fiscal years, shall be distributed as soon as the Company's financial condition permits.	Keep unchanged.
§ 5 For calculating the mandatory distribution percentage set forth above, amounts distributed as interest on equity shall be considered net of applicable taxes, in accordance with applicable law.	**§ 5** For calculating the mandatory distribution percentage set forth above, amounts distributed as interest on equity shall be considered net of applicable taxes, in accordance with applicable law.	Keep unchanged.
Art. 88 Subject to the limits and provisions set forth in Federal Law No. 6,404/1976, in fiscal years in which the mandatory dividend is paid, the General Shareholders' Meeting shall annually establish the limits for the participation of the Executive Board in the Company's profits.	**Art. ~~88~~ 85** Subject to the limits and provisions set forth in Federal Law No. 6,404/1976, in fiscal years in which the mandatory dividend is paid, the General Shareholders' Meeting shall annually establish the limits for the participation of the Executive Board in the Company's profits.	Renumbering of the article in view of other adjustments proposed in this Statute.
CHAPTER IX - DISSOLUTION AND LIQUIDATION	**CHAPTER IX - DISSOLUTION AND LIQUIDATION**	Keep unchanged.
Art. 89 The Company shall be dissolved and placed into liquidation in the cases provided for by law, and the General Shareholders' Meeting shall determine the method of liquidation and elect the liquidator or liquidators, as well as	**Art. ~~89~~ 86** The Company shall be dissolved and placed into liquidation in the cases provided for by law, and the General Shareholders' Meeting shall determine the method of liquidation and elect the liquidator or liquidators, as well as	Renumbering of the article in view of other adjustments proposed in this Statute.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
the Supervisory Board, if installed, if its operation is requested by shareholders representing the quorum established by law or by regulations issued by the Brazilian Securities and Exchange Commission, subject to the applicable legal formalities, and shall establish their powers and compensation.	the Supervisory Board, if installed, if its operation is requested by shareholders representing the quorum established by law or by regulations issued by the Brazilian Securities and Exchange Commission, subject to the applicable legal formalities, and shall establish their powers and compensation.	
CHAPTER X - DEFENSE MECHANISMS	**CHAPTER X - DEFENSE MECHANISMS**	Keep unchanged.
Art. 90 The members of the Executive Board, of the Board of Directors, of the Supervisory Board, if installed, and the statutory committees shall be liable for losses or damages caused in the performance of their duties, in the cases provided for by law.	**Art.** ~~90~~ 87 The members ~~of the Executive Board, of the Board of Directors, of the Fiscal Council, if installed, and~~ of the ~~statutory committees~~ Statutory Committees shall be liable for losses or damages caused in the performance of their duties, in the cases provided for by law.	Renumbering of the article in view of other adjustments proposed in this Statute.
Art. 91 The Company shall ensure legal defense, where there is no conflict with its own interests, in judicial and administrative proceedings brought by third parties against current or former members of the statutory bodies, during or after their respective terms of office, for acts performed in the exercise of their positions or duties.	**Art.** ~~91~~ 88 The Company shall ensure legal defense, where there is no conflict with its own interests, in judicial and administrative proceedings brought by third parties against current or former members of the statutory bodies, during or after their respective terms of office, for acts performed in the exercise of their positions or duties.	Renumbering of the article in view of other adjustments proposed in this Statute.
§1 The same protection set forth in the caput above shall be extended to employees, agents, and attorneys-in-fact of the Company who are named as defendants in judicial and/or administrative proceedings exclusively as a result of acts performed pursuant to mandate granted by the Company or in the exercise of powers delegated by the directors.	**§1** The same protection set forth in the caput above shall be extended to employees, agents, and attorneys-in-fact of the Company who are named as defendants in judicial and/or administrative proceedings exclusively as a result of acts performed pursuant to mandate granted by the Company or in the exercise of powers delegated by the directors.	Keep unchanged.
§ 2º Legal defense shall be provided either through the Company's internal legal department, by contracting	**§ 2º** Legal defense shall be provided either through the Company's internal legal department, by contracting	Keep unchanged.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
insurance, or, if that is not possible, by retaining an external law firm, at the Company's discretion.	insurance, or, if that is not possible, by retaining an external law firm, at the Company's discretion.	
§ 3 If, after a formal request by the interested party, the Company fails to provide defense as set forth in paragraph 2, the individual may retain legal counsel of their choice at their own expense and shall be entitled to reimbursement of reasonable attorneys' fees and costs, provided that the amounts are proposed within the parameters and conditions then prevailing in the market for the defense of said specific case, approved by the Board of Directors, and provided further that the individual is ultimately acquitted or discharged from liability.	**§ 3º** If, after a formal request by the interested party, the Company fails to provide defense as set forth in paragraph 2, the individual may retain legal counsel of their choice at their own expense and shall be entitled to reimbursement of reasonable attorneys' fees and costs, provided that the amounts are proposed within the parameters and conditions then prevailing in the market for the defense of said specific case, approved by the Board of Directors, and provided further that the individual is ultimately acquitted or discharged from liability.	Text adjustment, no change in meaning.
§ 4 The Board of Directors may resolve to advance attorneys' fees in the case referred to in paragraph 3.	**§ 4** The Board of Directors may resolve to advance attorneys' fees in the case referred to in paragraph 3.	Keep unchanged.
Art. 92 The Company may enter into indemnity agreements, subject to applicable law and the guidelines established in the Indemnity Policy.	**Art.** ~~**92**~~ **89** The Company may enter into indemnity agreements, subject to applicable law and the guidelines established in the Indemnity Policy.	Renumbering of the article in view of other adjustments proposed in this Statute.
§ 1 The agreements referred to in the *caput* of this article shall not provide indemnification for acts performed:	§ 1 The agreements referred to in the *caput* of this article shall not provide indemnification for acts performed:	Keep unchanged.
I outside the scope of the duties or authority of their signatories;	I outside the scope of the duties or authority of their signatories;	Keep unchanged.
II in bad faith, with willful misconduct, gross negligence, or fraud;	II in bad faith, with willful misconduct, gross negligence, or fraud;	Keep unchanged.
III in the interest of the individual or of third parties to the detriment of the Company's corporate interest; and	III in the interest of the individual or of third parties to the detriment of the Company's corporate interest; and	Text adjustment, no change in meaning.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	Proposed bylaws	Rationale
IV in any other cases provided for in the policy and the respective indemnity agreement.	IV in any other cases provided for in the policy and the respective indemnity agreement.	Keep unchanged.
§ 2º The coverage provided under the indemnity agreement shall apply if there is no civil liability insurance coverage available, as provided for in Article 95 of these Bylaws.	§ 2º The coverage provided under the indemnity agreement shall apply if there is no civil liability insurance coverage available, as provided for in Article ~~95~~ 92 of these Bylaws.	Text adjustment, no change in meaning.
Art. 93 The Company shall ensure timely access to all documentation necessary for legal defense. Additionally, the Company shall bear court costs, fees of any kind, administrative expenses, and deposits required to secure appeals when the defense is conducted by the internal legal department.	**Art.** ~~93~~ **90** The Company shall ensure timely access to all documentation necessary for legal defense. Additionally, the Company shall bear court costs, fees of any kind, administrative expenses, and deposits required to secure instance guarantee when the defense is conducted by the internal legal department.	Renumbering of the article in view of other adjustments proposed in this Statute.
Art. 94 If any person entitled to legal defense, among those referred to in Article 91 of these Bylaws, is found liable or convicted by a final and unappealable judgment, based on a violation of law or of the Bylaws, or arising from willful misconduct or negligence, such person shall be required to reimburse the Company for all amounts actually disbursed in connection with the legal defense, as well as for any losses caused.	**Art.** ~~94~~ **91** If any person entitled to legal defense, among those referred to in Article ~~91~~ 88 of these Bylaws, is found liable or convicted by a final and unappealable judgment, based on a violation of law or of the Bylaws, or arising from willful misconduct or negligence, such person shall be required to reimburse the Company for all amounts actually disbursed in connection with the legal defense, as well as for any losses caused.	Adjustment of text, with no change in meaning and renumbering of the article in view of other adjustments proposed in this Statute.
Art. 95 The Company may maintain a permanent civil liability insurance policy in favor of the persons referred to in Article 91 of these Bylaws, in the form and scope defined by the Board of Directors and set forth in the applicable policy, to cover court costs and attorneys' fees arising from judicial and administrative proceedings brought against them, in order to protect them from liabilities resulting from acts performed in the exercise of their positions or duties, covering the entire term of their respective mandates.	**Art.** ~~95~~ **92** The Company may maintain a permanent civil liability insurance policy in favor of the persons referred to in Article ~~91~~ 88 of these Bylaws, in the form and scope defined by the Board of Directors and set forth in the applicable policy, to cover court costs and attorneys' fees arising from judicial and administrative proceedings brought against them, in order to protect them from liabilities resulting from acts performed in the exercise of their	Adjustment of text, with no change in meaning and renumbering of the article in view of other adjustments proposed in this Statute.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
	positions or duties, covering the entire term of their respective mandates.	
CHAPTER XI - TRANSFER OF CONTROL	**CHAPTER XI - TRANSFER OF CONTROL AND EXIT FROM THE NOVO MERCADO**	Adjusted for migration to Novo Mercado
Art. 96 The transfer of control of the Company, if applicable, whether through a single transaction or successive transactions, shall be contracted subject to a suspensive or resolutory condition that the acquirer undertakes to launch a public tender offer for the shares held by the other shareholders of the Company, in accordance with the conditions and timeframes set forth in applicable law and in the Level 2 Corporate Governance Rules of B3, so as to ensure that they receive treatment equal to that afforded to the transferring controlling shareholder.	**Art. ~~96~~ 93** The direct or indirect transfer of control of the Company, ~~if applicable,~~ whether through a single transaction or successive transactions, shall be contracted subject to a ~~suspensive or resolutory condition~~ that the acquirer undertakes to launch a public tender offer for the shares held by the other shareholders ~~of the Company~~, in accordance with the conditions and timeframes set forth in applicable law and current regulations and with the ~~Level 2 Corporate Governance Rules of B3~~ Novo Mercado, so as to ensure that they receive treatment equal to that afforded to the transferring controlling shareholder.	Adjusted in view of migration to the Novo Mercado and renumbering of the article in view of other adjustments proposed in this Statute.
Sole Paragraph. The public tender offer referred to in this article shall also be required: (i) in the event of a compensated assignment of subscription rights to shares or of other securities or rights related to securities convertible into shares, that results in the transfer of control of the Company; or (ii) in the event of the transfer of control of a company that holds the controlling interest in the Company, in which case the transferring controlling shareholder shall be required to declare to B3 the value attributed to the Company in such transfer, attaching supporting documentation evidencing such value.	~~**Sole Paragraph.** The public tender offer referred to in this article shall also be required: (i) in the event of a compensated assignment of subscription rights to shares or of other securities or rights related to securities convertible into shares, that results in the transfer of control of the Company; or (ii) in the event of the transfer of control of a company that holds the controlling interest in the Company, in which case the transferring controlling shareholder shall be required to declare to B3 the value attributed to the Company in such transfer, attaching supporting documentation evidencing such value.~~	Adjusted for migration to the Novo Mercado
NEW	**Art. 94**Without prejudice to the provisions of the Novo Mercado Regulation, the voluntary exit from the Novo Mercado must be preceded by a public offer to acquire shares that observes the procedures provided for in the	New, in light of the migration to the Novo Mercado

Current Article Last amendment to the 211th EGM, dated 10/30/2024	Proposed bylaws	Rationale
	regulations issued by the Securities and Exchange Commission on public offers to acquire shares to cancel the registration of a publicly traded company and the following requirements:	
NEW	(i) the price offered must be fair, and it is possible to request a new evaluation of the Company in the manner established in Federal Law No. 6,404/1976;	New, in light of the migration to the Novo Mercado
NEW	(ii) shareholders holding more than 1/3 of the outstanding shares shall accept the public offer to acquire shares or expressly agree to the exit of the aforementioned segment without the effect of disposal of the shares.	New, in light of the migration to the Novo Mercado
NEW	**Sole Paragraph.** The voluntary departure from the Novo Mercado may occur regardless of the public offer mentioned in this Article, in the event of dismissal approved at the General Meeting, pursuant to the terms of the Novo Mercado Regulation.	Adjusted for migration to the Novo Mercado
Sole Paragraph. The public tender offer referred to in this article shall also be required: (i) in the event of a compensated assignment of subscription rights to shares or of other securities or rights related to securities convertible into shares, that results in the transfer of control of the Company; or (ii) in the event of the transfer of control of a company that holds the controlling interest in the Company, in which case the transferring controlling shareholder shall be required to declare to B3 the value attributed to the Company in such transfer, attaching supporting documentation evidencing such value.	~~**Sole Paragraph.** The public tender offer referred to in this article shall also be required: (i) in the event of a compensated assignment of subscription rights to shares or of other securities or rights related to securities convertible into shares, that results in the transfer of control of the Company; or (ii) in the event of the transfer of control of a company that holds the controlling interest in the Company, in which case the transferring controlling shareholder shall be required to declare to B3 the value attributed to the Company in such transfer, attaching supporting documentation evidencing such value.~~	Exlcuded in light of the migration to the Novo Mercado

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
Art. 97 Any person who acquires control by entering into a private share purchase agreement with the controlling shareholder, involving any number of shares, shall be required to: (i) conduct the public tender offer referred to in Article 96 above; and (ii) pay, under the terms set forth below, an amount equivalent to the difference between the public tender offer price and the price paid per share for any shares acquired on the stock exchange within the six (6) months preceding the acquisition of control, adjusted for inflation through the date of payment. The aforementioned amount shall be distributed among all persons who sold shares of the Company on the trading sessions in which the acquirer made purchases, in proportion to each seller's net daily selling balance, with B3 responsible for carrying out the distribution in accordance with its regulations.	~~**Art. 97** Any person who acquires control by entering into a private share purchase agreement with the controlling shareholder, involving any number of shares, shall be required to: (i) conduct the public tender offer referred to in Article 96 above; and (ii) pay, under the terms set forth below, an amount equivalent to the difference between the public tender offer price and the price paid per share for any shares acquired on the stock exchange within the six (6) months preceding the acquisition of control, adjusted for inflation through the date of payment. The aforementioned amount shall be distributed among all persons who sold shares of the Company on the trading sessions in which the acquirer made purchases, in proportion to each seller's net daily selling balance, with B3 responsible for carrying out the distribution in accordance with its regulations.~~	Exlcuded in light of the migration to the Novo Mercado
Art. 98 The Company shall not register any transfer of shares to the acquirer or to any person or entity that comes to hold the controlling interest until such person or entity executes the Controlling Shareholders' Statement of Consent referred to in the Level 2 Corporate Governance Rules of B3.	~~**Art. 98** The Company shall not register any transfer of shares to the acquirer or to any person or entity that comes to hold the controlling interest until such person or entity executes the Controlling Shareholders' Statement of Consent referred to in the Level 2 Corporate Governance Rules of B3.~~	Excluded in light of the migration to the Novo Mercado.
Art. 99 No shareholders' agreement governing the exercise of control shall be recorded at the Company's headquarters unless its signatories have executed the Controlling Shareholders' Statement of Consent referred to in the Level 2 Corporate Governance Rules of B3.	~~**Art. 99** No shareholders' agreement governing the exercise of control shall be recorded at the Company's headquarters unless its signatories have executed the Controlling Shareholders' Statement of Consent referred to in the Level 2 Corporate Governance Rules of B3.~~	Excluded in light of the migration to the Novo Mercado.
Art. 100 In the public tender offer for the acquisition of shares, to be made by the controlling shareholder or by the Company for the purpose of deregistration as a publicly held	~~**Art. 100** In the public tender offer for the acquisition of shares, to be made by the controlling shareholder or by the Company for the purpose of deregistration as a publicly held~~	Excluded in light of the migration to the Novo Mercado.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	Proposed bylaws	Rationale
company, the minimum offer price shall correspond to the economic value determined in the valuation report prepared in accordance with paragraphs 1 and 2 of this article, subject to applicable legal and regulatory requirements.	~~company, the minimum offer price shall correspond to the economic value determined in the valuation report prepared in accordance with paragraphs 1 and 2 of this article, subject to applicable legal and regulatory requirements.~~	
§ 1 The valuation report referred to in the *caput* of this article shall be prepared by an institution or specialized company with proven experience and independence from the Company's decision-making authority, its management, and/or its controlling shareholder(s), and shall comply with the requirements set forth in paragraph 1 of Article 8 of Federal Law No. 6,404/1976, as well as include the liability provisions set forth in paragraph 6 of the same article.	~~§ 1 The valuation report referred to in the caput of this article shall be prepared by an institution or specialized company with proven experience and independence from the Company's decision-making authority, its management, and/or its controlling shareholder(s), and shall comply with the requirements set forth in paragraph 1 of Article 8 of Federal Law No. 6,404/1976, as well as include the liability provisions set forth in paragraph 6 of the same article.~~	Excluded in light of the migration to the Novo Mercado.
§ 2 The selection of the institution or specialized firm responsible for determining the Company's economic value shall be the exclusive responsibility of the General Shareholders' Meeting, based on a list of three candidates submitted by the Board of Directors. The resolution, with blank votes not counted and with each share entitled to one vote regardless of its type or class, shall be adopted by a majority of the votes cast by shareholders holding outstanding shares present at the meeting. If convened on first call, the meeting must have shareholders representing at least twenty percent (20%) of the total outstanding shares; if convened on second call, the meeting may be held with the presence of any number of shareholders holding outstanding shares.	~~§ 2 The selection of the institution or specialized firm responsible for determining the Company's economic value shall be the exclusive responsibility of the General Shareholders' Meeting, based on a list of three candidates submitted by the Board of Directors. The resolution, with blank votes not counted and with each share entitled to one vote regardless of its type or class, shall be adopted by a majority of the votes cast by shareholders holding outstanding shares present at the meeting. If convened on first call, the meeting must have shareholders representing at least twenty percent (20%) of the total outstanding shares; if convened on second call, the meeting may be held with the presence of any number of shareholders holding outstanding shares.~~	Excluded in light of the migration to the Novo Mercado.
CHAPTER XII - WITHDRAWAL FROM B3'S LEVEL 2 CORPORATE GOVERNANCE	~~**CHAPTER XII - WITHDRAWAL FROM B3'S LEVEL 2 CORPORATE GOVERNANCE**~~	Excluded in light of the migration to the Novo Mercado.

BYLAWS COPEL (HOLDING)
COMPARATIVE TABLE OF CHANGES

Current Article Last amendment to the 211th EGM, dated 10/30/2024	Proposed bylaws	Rationale
Art. 101 If it is resolved that the Company will withdraw from Level 2 Corporate Governance, either to allow its securities to be registered for trading outside Level 2 Corporate Governance or as a result of a corporate reorganization in which the resulting company does not have its securities admitted for trading on Level 2 Corporate Governance within one hundred and twenty (120) days from the date of the General Shareholders' Meeting that approved the transaction, the controlling shareholder shall conduct a public tender offer to acquire the shares held by the other shareholders of the Company at a price of no less than the economic value determined in a valuation report prepared in accordance with paragraphs 1 and 2 of Article 100, subject to applicable legal and regulatory requirements.	~~**Art. 101** If it is resolved that the Company will withdraw from Level 2 Corporate Governance, either to allow its securities to be registered for trading outside Level 2 Corporate Governance or as a result of a corporate reorganization in which the resulting company does not have its securities admitted for trading on Level 2 Corporate Governance within one hundred and twenty (120) days from the date of the General Shareholders' Meeting that approved the transaction, the controlling shareholder shall conduct a public tender offer to acquire the shares held by the other shareholders of the Company at a price of no less than the economic value determined in a valuation report prepared in accordance with paragraphs 1 and 2 of Article 100, subject to applicable legal and regulatory requirements.~~	Excluded in light of the migration to the Novo Mercado.
Sole Paragraph. The controlling shareholder shall be exempt from conducting the public tender offer referred to in the head paragraph of this article if the Company withdraws from Level 2 Corporate Governance as a result of entering into a participation agreement for admission to the special B3 listing segment known as the Novo Mercado, or if the company resulting from a corporate reorganization obtains authorization to trade its securities on the Novo Mercado within one hundred and twenty (120) days from the date of the General Shareholders' Meeting that approved the transaction.	~~**Sole Paragraph.**The controlling shareholder shall be exempt from conducting the public tender offer referred to in the head paragraph of this article if the Company withdraws from Level 2 Corporate Governance as a result of entering into a participation agreement for admission to the special B3 listing segment known as the Novo Mercado, or if the company resulting from a corporate reorganization obtains authorization to trade its securities on the Novo Mercado within one hundred and twenty (120) days from the date of the General Shareholders' Meeting that approved the transaction.~~	Excluded in light of the migration to the Novo Mercado.
Art. 102 In the event there is no controlling shareholder, if it is resolved that the Company will withdraw from Level 2 Corporate Governance in order for its securities to be registered for trading outside Level 2 Corporate	~~**Art. 102** In the event there is no controlling shareholder, if it is resolved that the Company will withdraw from Level 2 Corporate Governance in order for its securities to be registered for trading outside Level 2 Corporate~~	Excluded in light of the migration to the Novo Mercado.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	Proposed bylaws	Rationale
Governance, or as a result of a corporate reorganization in which the resulting company does not have its securities admitted for trading on either Level 2 Corporate Governance or the Novo Mercado within one hundred and twenty (120) days from the date of the General Shareholders' Meeting that approved the transaction, such withdrawal shall be subject to the completion of a public tender offer for the acquisition of shares under the same conditions set forth in the preceding article.	~~Governance, or as a result of a corporate reorganization in which the resulting company does not have its securities admitted for trading on either Level 2 Corporate Governance or the Novo Mercado within one hundred and twenty (120) days from the date of the General Shareholders' Meeting that approved the transaction, such withdrawal shall be subject to the completion of a public tender offer for the acquisition of shares under the same conditions set forth in the preceding article.~~	
§ 1 The General Shareholders' Meeting shall determine the person(s) responsible for conducting the public tender offer for the acquisition of shares, who, if present at the meeting, must expressly assume the obligation to carry out the offer.	~~**§ 1** The General Shareholders' Meeting shall determine the person(s) responsible for conducting the public tender offer for the acquisition of shares, who, if present at the meeting, must expressly assume the obligation to carry out the offer.~~	Excluded in light of the migration to the Novo Mercado.
§ 2 In the absence of a definition of the responsible party for conducting the public tender offer for the acquisition of shares, in the case of a corporate reorganization in which the company resulting from such reorganization does not have its securities admitted for trading on Level 2 Corporate Governance, the obligation to carry out the offer shall fall on the shareholders who voted in favor of the reorganization.	~~**§ 2** In the absence of a definition of the responsible party for conducting the public tender offer for the acquisition of shares, in the case of a corporate reorganization in which the company resulting from such reorganization does not have its securities admitted for trading on Level 2 Corporate Governance, the obligation to carry out the offer shall fall on the shareholders who voted in favor of the reorganization.~~	Excluded in light of the migration to the Novo Mercado.
Art. 103 The withdrawal of the Company from Level 2 Corporate Governance of B3 due to a breach of obligations set forth in the Level 2 Rules shall be subject to the completion of a public tender offer for the acquisition of shares at a price of no less than the economic value of the shares, as determined in the valuation report referred to in Article 100 of these Bylaws, subject to applicable legal and regulatory requirements.	~~**Art. 103** The withdrawal of the Company from Level 2 Corporate Governance of B3 due to a breach of obligations set forth in the Level 2 Rules shall be subject to the completion of a public tender offer for the acquisition of shares at a price of no less than the economic value of the shares, as determined in the valuation report referred to in Article 100 of these Bylaws, subject to applicable legal and regulatory requirements.~~	Excluded in light of the migration to the Novo Mercado.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
§ 1 The controlling shareholder shall conduct the public tender offer for the acquisition of shares referred to in the *caput* of this article.	~~§ 1 The controlling shareholder shall conduct the public tender offer for the acquisition of shares referred to in the caput of this article.~~	Excluded in light of the migration to the Novo Mercado.
§ 2 In the event there is no controlling shareholder and the withdrawal from Level 2 Corporate Governance referred to in the *caput* results from a resolution of the General Shareholders' Meeting, the shareholders who voted in favor of the resolution that gave rise to the breach shall conduct the public tender offer for the acquisition of shares referred to in the *caput*.	~~§ 2 In the event there is no controlling shareholder and the withdrawal from Level 2 Corporate Governance referred to in the *caput* results from a resolution of the General Shareholders' Meeting, the shareholders who voted in favor of the resolution that gave rise to the breach shall conduct the public tender offer for the acquisition of shares referred to in the *caput*.~~	Excluded in light of the migration to the Novo Mercado.
§ 3 In the event there is no controlling shareholder and the withdrawal from Level 2 Corporate Governance of B3 referred to in the *caput* results from an act or omission of the Company's management, the Company's administrators shall call a General Shareholders' Meeting, with the agenda to resolve on how to remedy the breach of the obligations set forth in the Level 2 Rules or, if applicable, to resolve on the withdrawal of the Company from Level 2 Corporate Governance.	~~§ 3º In the event there is no controlling shareholder and the withdrawal from Level 2 Corporate Governance of B3 referred to in the head paragraph results from an act or omission of the Company's management, the Company's administrators shall call a General Shareholders' Meeting, with the agenda to resolve on how to remedy the breach of the obligations set forth in the Level 2 Rules or, if applicable, to resolve on the withdrawal of the Company from Level 2 Corporate Governance.~~	Excluded in light of the migration to the Novo Mercado.
§ 4 If the General Shareholders' Meeting referred to in paragraph 3 resolves to withdraw the Company from Level 2 Corporate Governance of B3, it shall determine the person(s) responsible for conducting the public tender offer for the acquisition of shares referred to in the *caput*, who, if present at the meeting, must expressly assume the obligation to carry out the offer.	~~§ 4 If the General Shareholders' Meeting referred to in paragraph 3 resolves to withdraw the Company from Level 2 Corporate Governance of B3, it shall determine the person(s) responsible for conducting the public tender offer for the acquisition of shares referred to in the head paragraph, who, if present at the meeting, must expressly assume the obligation to carry out the offer.~~	Excluded in light of the migration to the Novo Mercado.
CHAPTER XIII - PROTECTION OF PUBLIC FLOAT	**CHAPTER ~~XIII~~ XII - PROTECTION OF PUBLIC FLOAT**	Renumbered, considering the exclusion of the preceding Chapter.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
Art. 104 Any shareholder or group of shareholders who, directly or indirectly, acquires common shares representing more than twenty-five percent (25%) of Copel's voting capital and does not reduce their holdings to below such threshold within one hundred and twenty (120) days shall be required to conduct a public tender offer for the acquisition of all remaining common shares, at a price at least one hundred percent (100%) higher than the highest trading price of the common shares during the five hundred and four (504) trading sessions preceding the date on which the shareholder or group of shareholders exceeded the threshold set forth in this article, adjusted on a *pro rata dies* basis by the Special System for Settlement and Custody (SELIC, Sistema Especial de Liquidação e Custódia) rate.	**Art.** ~~104~~ 95 Any shareholder or group of shareholders who, directly or indirectly, acquires common shares representing more than twenty-five percent (25%) of Copel's voting capital and does not reduce their holdings to below such threshold within one hundred and twenty (120) days shall be required to conduct a public tender offer for the acquisition of all remaining common shares, at a price at least one hundred percent (100%) higher than the highest trading price of the common shares during the five hundred and four (504) trading sessions preceding the date on which the shareholder or group of shareholders exceeded the threshold set forth in this article, adjusted on a pro rata die basis by the Special System for Settlement and Custody (SELIC, Sistema Especial de Liquidação e Custódia) rate.	Renumbered, considering the exclusion of previous articles.
Sole Paragraph. The obligation to conduct a public tender offer shall not apply to shareholders who, as of the effective date of this provision, already hold a direct or indirect interest exceeding the threshold set forth in the head paragraph, but shall apply if: (1) following a reduction in their holdings, their interest subsequently increases and again exceeds twenty-five percent (25%) of the Company's voting capital; or (2) without having reduced their holdings below the threshold set forth in the head paragraph, they acquire any additional interest that is not divested within the period provided for in this article.	**Sole Paragraph.** The obligation to conduct a public tender offer shall not apply to shareholders who, as of the effective date of this provision, already hold a direct or indirect interest exceeding the threshold set forth in the head paragraph, but shall apply if: (1) following a reduction in their holdings, their interest subsequently increases and again exceeds twenty-five percent (25%) of the Company's voting capital; or (2) without having reduced their holdings below the threshold set forth in the head paragraph, they acquire any additional interest that is not divested within the period provided for in this article.	Keep unchanged.
Art. 105 Any shareholder or group of shareholders who, directly or indirectly, acquires common shares representing, altogether, more than fifty percent (50%) of Copel's voting capital and do not reduce their holdings to below such threshold within one hundred and twenty (120) days shall	**Art.** ~~105~~ 96 Any shareholder or group of shareholders who, directly or indirectly, acquires common shares representing more than fifty percent (50%) of Copel's voting capital and does not reduce their holdings to below such threshold within one hundred and twenty (120) days shall be required	Renumbered, considering the exclusion of previous articles.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
be required to conduct a public tender offer for the acquisition of all remaining common shares, at a price at least two hundred percent (200%) higher than the highest trading price of the common shares during the five hundred and four (504) trading sessions preceding the date on which the shareholder or group of shareholders exceeded the threshold set forth in this article, adjusted on a *pro rata dies* basis by the Special System for Settlement and Custody (SELIC) rate.	to conduct a public tender offer for the acquisition of all remaining common shares, at a price at least two hundred percent (200%) higher than the highest trading price of the common shares during the five hundred and four (504) trading sessions preceding the date on which the shareholder or group of shareholders exceeded the threshold set forth in this article, adjusted on a pro rata die basis by the Special System for Settlement and Custody (SELIC) rate.	
CHAPTER XIV - CONFLICT RESOLUTION	**CHAPTER ~~XIV~~ XIII - CONFLICT RESOLUTION**	Renumbered, considering the exclusion of the preceding Chapter.
Art. 106 The Company, its shareholders, its management, and the members of the Supervisory Board, if installed, agree to resolve, through arbitration before the Market Arbitration Chamber, any and all disputes or controversies that may arise among them, relating to or arising from, in particular, the application, validity, effectiveness, interpretation, breach, and effects of the provisions of Federal Law No. 6,404/1976, as amended, these Bylaws, the regulations issued by the National Monetary Council, the Central Bank of Brazil, and the Brazilian Securities and Exchange Commission, as well as other applicable rules governing the functioning of the capital markets in general, including the Level 2 Rules, the Arbitration Rules, the Sanctions Rules, and the Participation Agreement for Level 2 Corporate Governance of B3.	**Art.** ~~106~~ 97 The Company, its shareholders, administrators and members of the Audit Committee, if installed, and alternates, are forced to solve, through arbitration, before the Market Arbitration Chamber, in the form of its regulation, any and all disputes or controversies that may arise between them, related to or arising from their status as an issuer, shareholders, administrators, members of the supervisory board, members of Statutory Committees and, in particular, arising from ~~how much application, validity, efficacy, interpretation, violation and its effects,~~ of the provisions contained in Federal Law No. 6,404/1976, in Federal Law No. 6,385/76, ~~and subsequent changes,~~ in these Bylaws, in the standards edited by the National Monetary Council, by the Central Bank of Brazil and the Securities and Exchange Commission, as well as other standards applicable to the operation of the capital market in general, in addition to those contained in the Novo Mercado Regulation, the other regulations of B3 and the participation agreement in the Novo Mercado ~~Level 2 New~~	Renumbered with text adjustment, in order to reflect the mandatory provisions of the Novo Mercado and text adjustment, without change in meaning.

Current Article Last amendment to the 211th EGM, dated 10/30/2024	**Proposed bylaws**	**Rationale**
	~~Market Share Agreement, of the Arbitration Regulation, Sanctions Regulation and Corporate Governance Level 2 Participation Agreement.~~	
CHAPTER XV - GENERAL PROVISIONS	**CHAPTER ~~XVI~~ XIV - GENERAL PROVISIONS**	Renumbered, considering the exclusion of the preceding Chapter.
Art. 107 In the event of a shareholder withdrawal, the amount to be paid by the Company as reimbursement for the shares held by shareholders who have exercised their right of withdrawal, in cases authorized by law, shall correspond to the book value per share, determined based on the most recent set of financial statements approved by the General Shareholders' Meeting, without prejudice to the shareholder's right to request the preparation of a special balance sheet in the cases provided for in Article 45 of Federal Law No. 6,404/1976.	**Art. ~~107~~ 98** In the event of a shareholder withdrawal, the amount to be paid by the Company as reimbursement for the shares held by shareholders who have exercised their right of withdrawal, in cases authorized by law, shall correspond to the book value per share, determined based on the most recent set of financial statements approved by the General Shareholders' Meeting, without prejudice to the shareholder's right to request the preparation of a special balance sheet in the cases provided for in Article 45 of Federal Law No. 6,404/1976.	Renumbered, considering the exclusion of previous articles.
Art. 108 The Company shall comply not only with the shareholders' agreement but also with the guidelines and procedures set forth in federal, state, and municipal legislation, as well as regulatory and normative rules issued by state and federal authorities.	**Art. ~~108~~ 99** The Company shall comply not only with the shareholders' agreement but also with the guidelines and procedures set forth in federal, state, and municipal legislation, as well as regulatory and normative rules issued by state and federal authorities.	Renumbered, considering the exclusion of previous articles.
Art. 109 The representative of the Company`s employees, elected at the 68th Annual General Shareholders' Meeting, held on 04/28/2023, as a member of the Board of Directors, shall remain in office until the end of their term, which shall conclude at the Annual General Shareholders' Meeting to be held in 2025.	**Art. 109** The representative of the Company`s employees, elected at the 68th Annual General Shareholders' Meeting, held on 04/28/2023, as a member of the Board of Directors, shall remain in office until the end of their term, which shall conclude at the Annual General Shareholders' Meeting to be held in 2025.	Excluded, considering the holding of the Ordinary General Meeting on April 24, 2025.
NEW	**Art. 100** The provision contained in Article 5, Paragraph 1 shall cease to be in force with the start of trading of the Company's common shares in the Novo Mercado segment.	New, aiming to clarify the transitional rule for equity issuances until migration to the Novo Mercado.

BYLAWS FOR THE COMPANHIA PARANAENSE DE ENERGIA

Approved and consolidated by the xxxth Extraordinary General Meeting of Shareholders, held on xx/xx/2025.

CNPJ (National Registry of Legal Entities): 76.483.817/0001-20
NIRE (Company Register Identification Number): 41300036535
CVM (Brazilian Securities and Exchange Commission) Registration: 1431-1
Rua José Izidoro Biazetto, 158, Bloco A
Curitiba - Paraná - Brazil
Postal Code: 81200-240
email: copel@copel.com
Website: http://www.copel.com
Phone: (41) 3310-5050
Fax: (41) 3331-4145

SUMMARY

DEFINITIONS:
GM: GENERAL SHAREHOLDERS' MEETING
EGM: EXTRAORDINARY SHAREHOLDERS' MEETING
JUCEPAR: COMMERCIAL REGISTRY OF THE STATE OF PARANÁ (*JUNTA COMERCIAL DO ESTADO DO PARANÁ*)
DOE PR: OFFICIAL GAZETTE OF THE STATE OF PARANÁ (*DIÁRIO OFICIAL DO ESTADO DO PARANÁ*)

Note: The original text was filed with JUCEPAR under No. 17,340 (now 41300036535) on 06/16/1955 and published in the DOE PR dated 06/25/1955.

CHAPTER I - DENOMINATION, DURATION, HEADQUARTERS AND CORPORATE PURPOSE

Art. 1 Companhia Paranaense de Energia – Copel, hereinafter referred to as "Copel" or the "Company," is a publicly held corporation, endowed with legal personality under private law, governed by these Bylaws and by the applicable legislation.

§1 The Company's corporate name may not be altered.

§2 With the Company's entry into the Novo Mercado da B3 S.A. – Brazil, Bolsa, Balcão ("B3"), the Company, its shareholders, including controlling shareholders, administrators and members of the supervisory board, when installed, are subject to the provisions of the Novo Mercado Regulation.

Art. 2 The Company's duration is indefinite.

Art. 3 The Company has its principal place of business and legal venue in the City of Curitiba, State of Paraná, Brazil, and may establish, in Brazil and abroad, branches, agencies, subsidiaries, and offices.

Art. 4 The corporate purpose of the Company is to:

I research and study, from technical and economic perspectives, any sources of energy, providing solutions for sustainable development;

II research, study, plan, construct, and operate the production, transformation, transportation, storage, distribution, and trading of energy in any of its forms, principally electrical energy, fuels, and energy raw materials;

III study, plan, design, construct, and operate dams and their reservoirs, as well as other projects aimed at the multiple use of water resources;

IV provide services in the fields of energy business, energy infrastructure, information, and technical assistance regarding the rational use of energy and business initiatives aimed at the implementation and development of economic activities, provided that such activities are previously authorized by the Board of Directors; and

V carry out activities in the fields of energy generation, electronic information transmission, communications and electronic controls, cellular telephony, and other activities of interest to Copel, being authorized, for these purposes and subject to prior authorization by the Board of Directors, to participate, preferably with a majority interest or a controlling interest, in consortia, companies, public bidding processes for new concessions, and/or existing companies established to operate existing concessions, taking into account, in addition to the general characteristics of the projects, the respective social and environmental impacts.

§1 The Company may, for the purpose of pursuing its corporate purpose, form subsidiaries, assume corporate control, and participate in the share capital of other companies or entities, provided that prior authorization is obtained from the Board of Directors.

§2 For the purpose of pursuing its corporate purpose and within its scope of operations, the Company may open, establish, maintain, transfer, or close branches, offices, agencies, representations, or any other establishments, or appoint representatives, subject to applicable legal and regulatory provisions.

CHAPTER II - SHARE CAPITAL AND SHARES

Art. 5 The Company's share capital is BRL 12,831,618,938.25 (twelve billion, eight hundred and thirty-one million, six hundred and eighteen thousand, nine hundred and thirty-eight reals and twenty-five cents), fully subscribed and paid-in, divided into 2,982,810,590 (two billion, nine hundred and eighty-two million, eight hundred and ten thousand five hundred and ninety) common, nominative, bookkeeping shares and without nominal value and in 1 (one) special class preferred share held exclusively by the State of Paraná.

§1 Having observed the provisions of Article 100, the Company may, by resolution of the General Meeting, issue preferential, nominative and no nominal value shares, which will have the following characteristics, rights and advantages:

I except for the provisions of the Level 2 Regulation until migration to the Novo Mercado, they do not grant the holder the right to vote in the resolutions of the General Meeting, nor will they acquire the right to vote in full in the event of non-declaration or payment of the proceeds to which they are entitled;

II confer priority of capital reimbursement in the event of liquidation of the Company's assets, without premium, in the amount corresponding to the percentage of the share capital represented by such share;

III are automatically and compulsorily redeemable immediately upon issuance, without the need for a special meeting of shareholders holding preferred shares, the amount to be defined at the time of its issuance, to be paid in national currency on the date of redemption, the Company is permitted to withhold amounts for tax payment purposes, taxes, fees and expenses for which, by law, the Company is responsible for carrying out the collection at the source in the name and on behalf of the shareholder;

IV confer the right to receive proceeds on equal terms with the common shares issued by the Company; and

V confer the right to be included in a public offer of transfer of control, on equal terms with common shares.

§2 The share capital may be increased, by resolution of the Board of Directors, after consulting the Supervisory Board, if installed, pursuant to applicable law and without the need for an amendment to the Bylaws, up to the limit of 4,000,000,000 (four billion) shares for the following purposes:

I capitalization of profits and reserves;

II in the event the General Shareholders' Meeting resolves to issue subscription warrants, debentures convertible into shares, or, pursuant to a plan approved by the General Shareholders' Meeting, to grant stock options to officers and employees, the exercise of the respective conversion or subscription rights; or

III placement, through sale on the stock exchange or public subscription of new common shares.

§3 The shares are registered, book-entry shares, and are maintained in deposit accounts with a duly authorized financial institution.

§4 The Company is authorized to select the financial institution, by resolution of the Board of Directors, to maintain the book-entry shares in deposit accounts.

§5 The Company may, with authorization from the Board of Directors, acquire its own shares, subject to the rules established by the Brazilian Securities and Exchange Commission.

§6 The special class preferred share, held exclusively by the State of Paraná, may only be redeemed with legal authorization and upon resolution by an Extraordinary General Shareholders' Meeting.

§7 The special class preferred share held by the State of Paraná shall confer upon the State of Paraná priority in the reimbursement of capital, without premium, in the event of the Company's liquidation, corresponding to the percentage that such share represents of the share capital, and the power to veto resolutions at the general shareholders' meeting:

a) that authorize the officers to approve and execute the Annual Investment Plan of Copel Distribuição S.A. in the event that the investments, as from the 2021/2025 rate cycle, deemed prudent by ANEEL (*Agência Nacional de Energia Elétrica* [National Agency for Electricity]), do not reach, at a minimum, 2.0 times the Regulatory Depreciation Quota (QRR, *Quota de Reintegração Regulatória*) for that same Ordinary Rate Review cycle and/or on an accumulated basis by the end of the concession;

b) that aim to amend the Bylaws in order to remove or modify:

1. the obligation to maintain the Company's current corporate name;

2. the obligation to maintain the Company's headquarters in the State of Paraná;

3. the prohibition against any shareholder or group of shareholders exercising voting rights in a number exceeding 10% (ten percent) of the shares into which Copel's voting share capital is divided;

4. the prohibition against the execution, filing, and registration of shareholders' agreements for the exercise of voting rights, except for the formation of voting blocs with a number of votes below the limit set forth in these Bylaws; and

5. the exclusive authority of the general shareholders' meeting to authorize the administrators to approve and execute the Copel Distribuição S.A. Annual Investment Plan if the investments, starting from the 2021/2025 rate cycle, deemed prudent by ANEEL, do not reach at least 2.0x the Regulatory Depreciation Quota (QRR) for that same Ordinary Rate Review cycle and/or, in the aggregate, by the end of the concession term.

§8 Subject to the veto power provided for in paragraph 7 of this article, the special class preferred share held by the State of Paraná shall not carry voting rights, nor shall it acquire voting rights in the event of nonpayment of the distributions to which it is entitled.

§9 The veto power provided for in paragraph 7 of this article may only be exercised in accordance with the terms of State of Paraná Law No. 21,272/2022 and applicable legislation.

§10 The issuances of shares, subscription warrants, convertible debentures, or other securities, up to the limit of the authorized capital, the placement of which

occurs through sale on a stock exchange or public offering, may be approved with the exclusion of preemptive rights or reduction of the term for their exercise, in accordance with Federal Law No. 6,404/1976 and subsequent amendments.

§11 The debentures may be either non-convertible or convertible into shares, in accordance with Federal Law No. 6,404/1976 and subsequent amendments.

Art. 6 No shareholder or group of shareholders, whether Brazilian or foreign, public or private, shall be permitted to exercise voting rights in excess of 10% (ten percent) of the total number of shares comprising Copel's voting capital, regardless of their ownership interest in the share capital.

Art. 7 The execution of shareholders' agreements aimed at regulating the exercise of voting rights in a number exceeding 10% (ten percent) of the total number of shares comprising Copel's voting capital shall be prohibited.

§1 The Company shall not file any shareholders' agreement regarding the exercise of voting rights that conflicts with the provisions of these Bylaws.

§2 The chair of the Copel General Shareholders' Meeting shall not count votes cast in violation of the rules set forth in Articles 6 and 7 of these Bylaws, without prejudice to the exercise of the State of Paraná's right of vetxo, pursuant to Article 5 of these Bylaws.

Art. 8 For purposes of these Bylaws, a group of shareholders shall be deemed to mean two (2) or more shareholders of the Company:

I Who are parties to a voting agreement, either directly or through controlled companies, controlling companies, or companies under common control;

II If one is, directly or indirectly, the controlling shareholder or controlling company of the other or of the others;

III Who are companies directly or indirectly controlled by the same individual or entity, or group of individuals or entities, whether shareholders or not; or

IV Who are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights, or any other form of organization or enterprise with the same administrators or managers, or whose administrators or managers are companies directly or indirectly controlled by the same individual or entity, or group of individuals or entities, whether shareholders or not.

§1 In the case of investment funds with a common administrator or manager, they shall only be considered a group of shareholders if the investment policy and the policy for exercising voting rights at shareholders' meetings, as provided in their respective regulations, are the responsibility of the administrator or manager, as the case may be, on a discretionary basis.

§2 In addition to the provisions of the caput and preceding paragraphs of this article, any shareholders represented by the same attorney-in-fact, administrator, or representative in any capacity shall also be deemed part of the same group of shareholders, except in the case of holders of securities issued under the Company's Depositary Receipts program when represented by the respective depositary bank, provided that they do not fall within any of the other situations set forth in the caput or paragraph 1 of this article.

§3 In the case of shareholders' agreements governing the exercise of voting rights, all signatories thereto shall be deemed, for purposes of this article, to be part of a group of shareholders for the application of the voting limit set forth in Articles 6 and 7.

§4 Shareholders must keep Copel informed of their membership in a group of shareholders pursuant to these Bylaws if such group of shareholders holds, in

the aggregate, shares representing 10% (ten percent) or more of Copel's voting capital.

§5 The members of the board of shareholders' meetings may request documents and information from shareholders, as they deem necessary, in order to verify whether a shareholder belongs to a group of shareholders that may hold 10% (ten percent) or more of Copel's voting capital.

CHAPTER III – GENERAL SHAREHOLDERS' MEETING (GM)

Art. 9 The General Shareholders' Meeting is the Company's highest authority, vested with powers to deliberate on all matters related to its corporate purpose, and shall be governed by applicable law.

Art. 10 The General Shareholders' Meeting shall be called by the Board of Directors or, in the cases permitted by law, by the Exective Board, the Supervisory Board, if installed, or by the shareholders.

Art. 11 The notice of the call shall be made in accordance with applicable law, and the documents related to the respective agenda shall be made available on the same date as the call notice, in an accessible manner, including electronically.

Sole Paragraph. At the General Shareholders' Meetings, only matters included in the notice of the call shall be addressed, and the inclusion of general matters in the Meeting's agenda shall not be permitted.

Art. 12 The General Shareholders' Meeting shall be convened and chaired by the Chairman of the Board of Directors or by a substitute appointed by the Chairman and, in the absence of both, by one (1) shareholder chosen at the time by the shareholders present.

§1 The quorum for convening General Shareholders' Meetings, as well as for passing resolutions, shall be that determined by applicable law.

§2 The Chairman of the Meeting shall choose one (1) secretary from among those present.

Art. 13 The General Shareholders' Meeting shall be held ordinarily within the first four (4) months following the end of the fiscal year to deliberate on the matters provided for by law, and extraordinarily whenever necessary.

Sole Paragraph. The Ordinary General Shareholders' Meeting and the Extraordinary General Shareholders' Meeting may be convened and held cumulatively, at the same place, date, and time, and recorded in a single set of minutes.

Art. 14 Each ordinary share in the deliberation of the General Shareholders' Meeting shall confer one (1) vote, subject to the voting limits applicable to each shareholder and group of shareholders, pursuant to Articles 6 and 7 of these Bylaws.

Art. 15 A shareholder may participate in and be represented by a proxy at the General Shareholders' Meetings, upon presentation, at the time of the meeting or beforehand, of documents and a power of attorney granting specific powers, as provided by law.

Art. 16 The minutes of the General Shareholders' Meeting shall be drawn up as a summary of the events that occurred, including any dissents and protests, and shall record only the resolutions passed, pursuant to Paragraph 1 of Article 130 of Law No. 6,404 of 1976, and its publication is aurthorized with the omission of the shareholders' signatures, pursuant to Paragraph 2 of Article 130 of Law No. 6,404 of 1976.

Art. 17 The General Shareholders' Meeting, in addition to other cases provided by law, shall meet to resolve on:

I the increase of share capital beyond the limit authorized in the Bylaws;

II the appraisal of assets contributed by shareholders for the formation of share capital;

III the transformation, merger, consolidation, spin-off, dissolution, and liquidation of the company;

IV the amendment of the Bylaws;

V the election and removal, at any time, of the members of the Board of Directors, the Supervisory Board, if installed, and their respective alternates;

VI setting the overall remuneration of the directors and supervisory board members;

VII the approval of the financial statements, the allocation of the results for the fiscal year, and the distribution of dividends, in accordance with the dividend policy;

VIII the authorization for the Company to bring a civil liability suit against officers for losses caused to its assets;

IX the disposal of real estate assets directly linked to the provision of services and the creation of security interests over them;

X the exchange of shares or other securities;

XI the issuance of debentures convertible into shares beyond the limit of the authorized capital set forth in these Bylaws;

XII the issuance of any other securities or financial instruments convertible into shares, whether in Brazil or abroad, beyond the limit of the authorized capital set forth in these Bylaws;

XIII the election and removal, at any time, of liquidators, and the review of their accounts;

XIV authorization for the officers to approve and execute the Annual Investment Plan of Copel Distribuição S.A. if, beginning with the 2021–2025 rate cycle, the investments deemed prudent by ANEEL do not reach at least 2.0 times the Regulatory Reintegration Quota (QRR) for that same Ordinary Rate Review cycle and/or, on a cumulative basis, through the end of the concession;

XV the suspension of the exercise of shareholders' rights, pursuant to Article 120 of Law No. 6,404/76; and

XVI approve, pursuant to the Novo Mercado Regulation, the waiver of making a Public Offering to Purchase Shares in the event of voluntary departure from the Novo Mercado.

Sole Paragraph. Subject to the exclusive powers assigned by law, the General Shareholders' Meeting may deliberate on all business related to the Company's corporate purpose and on any matters submitted to it by the Board of Directors.

CHAPTER IV - COMPANY MANAGEMENT

Art. 18 The Company shall be managed by the Board of Directors and by the Executive Board.

Sole Paragraph. The term for the members of the Board of Directors or the Executive Board extends until the investiture of the newly elected directors.

SECTION I - BOARD OF DIRECTORS (BD)

Art. 19 The Board of Directors is a strategic and collegiate decision-making body responsible for the Company's overall guidance.

Composition, Investiture, and Term of Office

Art. 20 The Board of Directors shall be composed of at least seven (7) and no more than nine (9) full members, elected and subject to removal by the General Shareholders' Meeting, all serving a unified term of two (2) years, with reelection permitted as provided under Federal Law No. 6,404/1976 and other applicable regulations.

§1 Subject to the provisions of Federal Law No. 6,404/1976, the Internal Regulations of the Board of Directors shall establish the rules for nominating candidates and the election procedures to be adopted for filling the positions of members of the board.

§2 The positions of Chair of the Board of Directors and President or chief executive officer of the Company may not be held by the same person.

§3 The Board of Directors shall elect its Chair from among its members, and such election must take place at the first meeting following the assumption of office by the Directors or at the first meeting held after a vacancy occurs in such position.

§4 Nominations to the Board of Directors must comply with the requirements and prohibitions set forth in Federal Law No. 6,404/1976, and the policy and rules on the nomination of members to statutory bodies, and must also meet the following parameters:

I have a majority of independent directors, in accordance with the B3 Novo Mercado Regulation and other applicable national and international regulations. The classification of the nominees as independent must be resolved at the General Shareholders' Meeting that elects them; and

II as a result of the calculation of independent members referred to in the item above, the result generates a fractional number, the Company must round up to the immediately higher whole number.

Art. 21 The assumption of office by members of the Board of Directors shall comply with the conditions established in Federal Law No. 6,404/1976 and other applicable legal provisions.

Vacancy and Substitutions

Art. 22 In the event of the permanent vacancy of a member of the Board of Directors before the expiration of his or her term, the Board of Directors shall convene a General Shareholders' Meeting to elect a replacement to complete the term.

§1 Subject to the applicable legal requirements and prohibitions, the remaining directors shall appoint a substitute for the vacant position until the first General Shareholders' Meeting, in accordance with Federal Law No. 6,404/1976.

§2 In the event of a vacancy of all positions on the Board of Directors, it shall be the responsibility of the Executive Board to convene the General Shareholders' Meeting.

§3 In the event of a vacancy in a position on the Board of Directors filled through the multiple voting system, the General Shareholders' Meeting shall be convened to elect all positions filled through that system to complete the terms.

Art. 23 The position of director of the board is personal and no alternates shall be permitted.

COPEL

Functioning

Art. 24 The Board of Directors shall meet ordinarily, at least 09 (nine) times a year and extraordinarily whenever necessary, as provided in Article 27 of these Bylaws.

Art. 25 Meetings of the Board of Directors shall be called by its Chair, or by the majority of the sitting directors, by means of physical or electronic correspondence sent to all directors, indicating the matters to be addressed.

§1 Notices sent to the physical or electronic address provided by the director shall be deemed valid, and it shall be the director's responsibility to keep their information updated with the Company.

§2 Regular meetings must be called at least seven (7) days prior to the scheduled date.

§3 Call procedures are waived when all current directors are present at the meeting.

§4 Meetings of the Board of Directors shall be convened with the presence of the majority of its sitting members, and shall be presided over by the Chair of the Board of Directors or, in his or her absence, by the director chosen by the majority of those present.

Art. 26 If necessary, directors may participate remotely in meetings, via teleconference or videoconference, provided that effective participation and the authenticity of their vote can be ensured. In such cases, the director shall be deemed present at the meeting, and their vote shall be considered valid for all legal purposes and shall be incorporated into the minutes of said meeting.

Art. 27 When there is an urgent reason, formally justified to the members of the Board of Directors, the Chair of the Board may call extraordinary meetings at any time, provided that at least forty-eight (48) hours' notice is given prior to the meeting, by sending correspondence via physical or electronic means or through another form of communication to all directors. Participation via teleconference, videoconference, or any other reliable means of expressing the absent director's will shall be permitted, and the director's vote shall be considered valid for all purposes, without prejudice to the subsequent preparation and signing of the corresponding minutes.

Art. 28 The Board of Directors shall resolve matters by a majority of the votes of the members present at the meeting, and in the event of a tie, the proposal supported by the director presiding over the meeting shall prevail.

Art. 29 The meetings of the Board of Directors shall be recorded by a secretary appointed by the Chair, and all resolutions shall be recorded in minutes entered into the appropriate book, in accordance with the provisions of its Internal Regulations.

Sole Paragraph. Whenever the minutes contain resolutions intended to produce effects with respect to third parties, a summary thereof shall be filed with the commercial registry and published in accordance with the applicable legislation, except for confidential matters, which shall be recorded in a separate document and shall not be made public.

Powers and Duties

Art. 30 Without prejudice to the powers provided for by law, it is the responsibility of the Board of Directors to:

- I set the general direction of the Company's business, including approving and monitoring the business plan, strategic planning, and investments, seeking development with sustainability;
- II elect, remove, acknowledge the resignation of, and replace the Company's officers, assigning their powers and duties and supervising their management, as well as:
  - a) examine at any time the Company's books and records, contracts, or any other acts;
  - b) approve and monitor the fulfillment of the goals and specific results to be achieved by the members of the Executive Board; and
  - c) annually evaluate the implementation of the Company's long-term strategy;
- III issue an opinion on the management report and the Executive Board's accounts;
- IV convene the General Shareholders' Meeting when deemed convenient or in the cases provided for under applicable law;
- V approve and monitor annual and multi-year plans and programs, including the corporate budget for expenditures and investments of the Company and its Wholly-Owned Subsidiaries, with an indication of the sources and uses of funds;
- VI authorize the engagement of the independent auditor, as well as the termination of the respective agreement, upon recommendation by the Statutory Audit Committee, including the hiring of other services from its independent auditors when the global compensation for such other services exceeds 5% (five percent) of the compensation for the independent auditing services, also upon recommendation by the Statutory Audit Committee;
- VII approve the annual internal audit work plan and discuss the external auditor's work plan, with the support of the Statutory Audit Committee;
- VIII appoint and remove the Head of Internal Audit, following a recommendation from the Statutory Audit Committee;
- IX periodically monitor, with the support of the Statutory Audit Committee, the effectiveness of the risk management and internal control systems established for the prevention and mitigation of the main risks to which the Company is exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud;
- X approve Copel's Code of Conduct and Integrity Program, monitoring decisions involving corporate governance practices and relations with stakeholders;
- XI review, based on a direct report from the officer responsible for governance, risk, and compliance, situations where there is suspicion of involvement by the President of the Company in irregularities, or where the President of the Company fails to take necessary measures regarding a situation reported to him;
- XII establish guidelines for human resources management;
- XIII conduct an annual evaluation, both individual and collective, of its own performance and that of the other members of the statutory bodies and Executive Board;
- XIV approve related-party transactions, within the criteria and approval thresholds established by the Company, in accordance with the specific policy and with the support of the Statutory Audit Committee;

XV establish, install, and dissolve non-compensated advisory committees to the Board of Directors, appoint and remove their members, as well as appoint and remove the members of the statutory advisory committees to the Board of Directors, except as otherwise provided in these Bylaws;

XVI approve the internal regulations of the Board of Directors, the Executive Board, and the Advisory Committees, both statutory and non-statutory, as well as any amendments thereto;

XVII approve and monitor the Company's general policies and any amendments thereto, including the following matters:

a) risk management;

b) integrity;

c) related party transactions;

d) corporate governance;

e) sustainability;

f) climate change;

g) equity interests;

h) people management;

i) occupational health and safety;

j) annual performance evaluation of the Board of Directors, its Statutory Committees and Executive Board;

k) communication and spokespersons;

l) trading of the Company's own shares;

m) dividends;

n) donations and sponsorships;

o) disclosure of information and material facts;

p) investor relations;

q) remuneration of Statutory Bodies; and

r) referral policy.

XVIII set the Company's maximum debt limit, and may establish a deadline for compliance, subject to the *covenants* set forth in existing contracts;

XIX based on a proposal from the Executive Board, authorize, when the transaction amount exceeds 2% (two percent) of the Company's shareholders' equity, accounting provisions and, in advance, the execution of any legal transactions, including the acquisition, sale, or encumbrance of assets, the loan of fixed assets, the creation of security interests, the provision of guarantees, the assumption of obligations in general, waivers, settlements, and also the formation of associations with other legal entities;

XX establish the matters and amounts subject to its decision-making authority and that of the Executive Board, including the ability to delegate the approval of legal transactions within a defined authority limit, subject to the exclusive authority established by law;

XXI deliberate on the proposed allocation of earnings to be submitted to the General Shareholders' Meeting, in accordance with the provisions of the dividend policy;

XXII deliberate on the distribution of intermediate dividends and interest on equity based on the accumulated profit account or reserve of existing profits recorded in the last annual or semi-annual balance sheet, or the distribution of interim dividends and interest on equity based on current fiscal year profit, calculated in semi-annual balance sheets, or quarterly or in shorter periods, provided that the provisions of the legislation are observed, in these Bylaws and in the Company's dividend policy;

XXIII within the limit of the authorized share capital: (i) resolve on the increase of the share capital, setting the respective conditions for subscription and payment; (ii) resolve on the issuance of subscription warrants; (iii) in accordance with a plan approved by the General Shareholders' Meeting, grant stock options to officers and employees of the Company or its controlled companies, or to natural persons providing services thereto, without preemptive rights being granted to shareholders with respect to the granting or subscription of such shares; (iv) approve an increase in share capital through the capitalization of profits or reserves, with or without bonus shares; and (v) resolve on the issuance of convertible debentures;

XXIV authorize the issuance and approve the subscription of new shares, as provided for in these Bylaws, setting all conditions of issuance;

XXV authorize the issuance of securities, on the domestic or external market, for raising funds, in the form of debentures, promissory notes, commercial papers, bonds and others, including for public offer of distribution, in the form of the law, observing that, in the case of debentures not convertible into shares, the Board of Directors may even delegate this approval of its competence at the limit of authority it defines in the Board of Directors Meeting;

XXVI approve capital contributions to equity investments that result in an increase in the equity of holdings, and may, including, delegate this approval within a decision-making threshold to be defined;

XXVII deliberate on investment projects and participation in new businesses, other companies, consortia, joint ventures, Wholly-Owned Subsidiaries, and other forms of association and ventures, as well as approve the formation, dissolution, or amendment of any companies, consortia, or ventures;

XXVIII deliberate on matters that, by legal provision or determination of the General Shareholders' Meeting, fall within its competence, including approving the Integrated or Sustainability Report and environmental, social, and governance indicators, the Reference Form, and the Form 20-F;

XXIX ensure compliance with current regulations issued by the Agência Nacional de Energia Elétrica (ANEEL), through regulatory acts as well as through the regulatory clauses contained in the concession agreement to which Copel Distribuição S.A. is a signatory, ensuring the full application, on the respective base dates, of the rate values established by the granting authority;

XXX approve the procurement of civil liability insurance on behalf of the members of the statutory bodies, employees, agents, and representatives of the Company, as well as the execution of indemnity agreements, in accordance with the indemnity policy and the general conditions of the indemnity agreements;

XXXI exercise the regulatory functions of the Company's activities, being authorized to assume any matter that does not fall within the exclusive authority of the General Shareholders' Meeting or the Executive Board, and to deliberate on any omissions in these Bylaws;

XXXII elaborate and disclose a substantiated opinion, favorable or otherwise, regarding any public offer to acquire shares that have as its object the shares issued by the Company, within fifteen (15) days of publication of the public offer to acquire shares, that should address, at a minimum: (i) the convenience and opportunity of the public offer to acquire shares in the interest of the Company and the group of shareholders, including in relation to the price and potential impacts to the liquidity of the shares; (ii) the strategic plans disclosed by the offeror in relation to the Company; (iii) alternatives to the acceptance of the public offer to acquire shares available in the market;

XXXIII set the individual remuneration to be allocated to the members of the Statutory Bodies, observing the overall amount established by the General Meeting;

XXXIV grant leave to the President of the Company and to the Chair of the Board of Directors; and

XXXV approve changes to the Company's full address, within the headquarters' municipality, as defined in Article 3.

Art. 31 The Chair of the Board of Directors shall be responsible, in addition to the duties set forth in the Internal Regulations, for granting leave to its members, presiding over meetings, directing the proceedings, and coordinating the process for the individual and collective annual performance evaluation of the officers and members of the Statutory Committees, pursuant to these Bylaws.

SECTION II - EXECUTIVE BOARD

Art. 32 The Executive Board is the executive management entity and representative body, responsible for ensuring the regular operation of the Company in accordance with the general guidelines established by the Board of Directors.

Composition, Term, and Investiture

Art. 33 The Executive Board shall be elected by the Board of Directors and may be removed at any time by such body. It shall be composed of up to nine (9) members, one of whom shall be the President, and up to eight (8) Vice Presidents, all residing in the country, with a unified term of office of two (2) years, subject to reelection, and with a minimum of three (3) members. The Company may also have up to four (4) Officers, whose duties shall be defined by the Board of Directors, based on a proposal from the President of the Company.

§1 Nominations for the Executive Board must comply with the requirements and prohibitions set forth in Federal Law No. 6,404/1976 and the Company's internal policies for the nominations.

§2 When nominating the President of the Company, the Board of Directors must consider the candidate's professional capacity, recognized expertise, specialization, and professional profile necessary for the duties of the position.

§3 The members of the Executive Board shall perform their duties on a full-time basis and with exclusive dedication to Copel's activities, although they may simultaneously hold administrative positions in subsidiaries, controlled companies, or other equity interests of the Company. In order to serve in administrative positions of other companies and/or associations, prior approval by the Board of Directors shall be required, except for those sectoral entities already provided for in the Internal Regulations of the Executive Boards.

Art. 34 As a condition for taking office in an executive position at the Company, the individual must commit to specific goals and results to be achieved, which must be approved by the Board of Directors, which shall be responsible for monitoring compliance therewith.

Powers and Duties

Art. 35 The Executive Board shall have the authority to perform all acts necessary for the regular operation of the Company and the fulfillment of its corporate purpose, subject to the applicable legal and statutory provisions and the provisions of its Internal Regulations.

Sole Paragraph. Without prejudice to the provisions of Article 48, it shall be the responsibility of the Executive Board to manage and conduct the Company's business in a sustainable manner, and it must submit, by the last ordinary meeting of the Board of Directors of the preceding year:

I the business plan for the following fiscal year;

II the bases, guidelines, and long-term strategies for the preparation of the strategic plan, as well as the annual and multiannual plans and programs, including the analysis of risks and opportunities for a minimum horizon defined in the Internal Regulations of the Executive Boards; and

III the operating and capital investment budgets of the Company for the following fiscal year, aimed at achieving the corporate strategies.

Art. 36 The President of the Company shall be responsible for:

I leading and coordinating the Company;

II representing the Company, both actively and passively, in court or outside of it, and for this purpose, may appoint an attorney-in-fact with special powers, including powers to receive service of process and notifications, subject to Article 40 and following articles of these Bylaws;

III promoting the development of the Company's corporate strategy and submitting it to the Board of Directors, as well as ensuring its execution;

IV ensuring the achievement of the Company's goals, as established in accordance with the general guidelines set by the General Shareholders' Meeting and the Board of Directors;

V submitting the Company's annual business report to the Ordinary General Shareholders' Meeting, after consultation with the Board of Directors;

VI leading and coordinating the work of the Executive Board;

VII convening and presiding over the meetings of the Executive Board;

VIII granting leave to the other members of the Executive Board and appointing a substitute in cases of absence or temporary impediment;

IX resolving issues involving conflicts of interest or conflicts of authority between the Executive Officers;

X proposing to the Board of Directors the appointment of members of the Executive Board, in compliance with the requirements and restrictions established in internal policies and regulations, and also propose their removal to the Board of Directors at any time;

XI deciding on the adhesion to and continued participation in voluntary commitments assumed by Copel Holding and its Wholly-Owned Subsidiaries; and

XII exercising other duties assigned to the President by the Board of Directors, in accordance with applicable law and these Bylaws.

Art. 37 The Vice Presidents shall have the following power and duties:

I manage the activities within their respective areas of responsibility, as established in the Internal Regulations of the Executive Board;

II participate in meetings of the Executive Board, contributing to the definition and implementation of the policies to be followed by the Company, and reporting on relevant matters within their respective areas of responsibility; and

III comply with and ensure compliance with the general business guidelines of the Company, as established by the Board of Directors, with respect to the management of their specific areas of responsibility.

§1 The other individual duties of the Officers shall be detailed in the Internal Regulations of the Executive Board.

§2 In addition to the duties established in these Bylaws, the Vice Presidents and Officers shall assist and support the President of the Company in the management of the Company's business, as well as ensure cooperation and support to the other Officers within their respective areas of responsibility, aiming at achieving the Company's objectives and interests.

§3 The Vice Presidents and Officers shall perform their duties within the Company, and may simultaneously and without remuneration hold management positions in the Wholly-Owned Subsidiaries.

Art. 38 The Executive Board responsible for governance, risk, and compliance shall be tasked with verifying the fulfillment of obligations and risk management, with duties relating to corporate risk management and internal controls, compliance, integrity, the Code of Conduct, and the integrity program, among others defined in the Internal Regulations of the Executive Board.

§1 The Officer responsible for governance, risk, and compliance may report directly to the Board of Directors in situations where there is suspected involvement of the President of the Company in irregularities or where the President of the Company fails to adopt the necessary measures regarding a situation reported to him.

§2 For the performance of its duties, the Executive Board shall be guaranteed independent action and access to all necessary information and documents.

Art. 39 The Vice President responsible for finance and investor relations shall be tasked with providing information to the investing public, the Brazilian Securities and Exchange Commission, the United States Securities and Exchange Commission, and the stock exchanges where the Company is listed, and with keeping the Company's registration as a publicly held company up to date, in compliance with all applicable laws and regulations.

Representation of the Company

Art. 40 The Company shall be bound before third parties:

I by the signature of two (2) members of the Executive Board, one (1) of whom must necessarily be the President of the Company or the Vice President responsible for the financial area, and the other a member of the Executive Board with duties related to the specific area to which the matter pertains;

II by the signature of one (1) Vice President and one (1) attorney-in-fact, pursuant to the powers granted in the respective power of attorney;

III by the signature of two (2) attorneys-in-fact, pursuant to the powers granted in the respective power of attorney;

IV by the signature of one (1) attorney-in-fact, pursuant to the powers granted in the respective power of attorney, in which case exclusively for the performance of specific acts.

Sole Paragraph. The Vice President responsible for finance and investor relations may, individually, represent the Company before the Brazilian Securities and Exchange Commission, the United States Securities and Exchange Commission, the B3, the financial institution providing share bookkeeping services for the Company, and the administrators of organized markets where the Company's securities are admitted for trading.

Art. 41 The members of the Executive Board may appoint attorneys-in-fact for the Company, specifying in the instrument of appointment the acts or transactions that they may perform and the duration of the power of attorney, provided that only powers of attorney granted for judicial representation in general shall have an indefinite term.

§1 Powers of attorney granted by the Company must be signed jointly by two (2) directors, specifying the powers granted and establishing a maximum term of one (1) year.

§2 The powers of attorney shall expressly specify the special powers acts or operations granted, within the limits of the powers held by the members of the Executive Board granting them, as well as the duration of the mandate, which must have a fixed term. Subdelegation shall be prohibited, except in the case of a power of attorney for the Company's legal representation, which may be granted for an indefinite term and may allow subdelegation under the conditions set forth in the respective instrument.

Art. 42 Any member of the Executive Board may individually represent the Company when the act to be performed requires individual representation or in cases where the use of an electronic signature makes it impossible for two or more individuals to sign the same document, subject to authorization from the Executive Board in session.

Vacancy and Substitution

Art. 43 In the event of vacancies, absences, or temporary impediments of any officer, the President of the Company shall designate another member of the Executive Board to assume the functions on an interim basis.

§1 In the President's own absences or temporary impediments, he or she shall be replaced by the Vice President designated by him or her, and if no designation is made, the other Vice Presidents shall elect a substitute at that time.

§2 The members of the Executive Board may not be absent from office for more than thirty (30) consecutive days, except in cases of medical leave or in situations authorized by the Board of Directors.

Art, 44 In the event of death, resignation, or permanent impediment of any member of the Executive Board, the President of the Company shall nominate a substitute to the Board of Directors within thirty (30) days of the vacancy, and the Board shall be responsible for electing the nominated member, who shall complete the term of the replaced officer.

Sole Paragraph. Until the election is held, the Executive Board may appoint one (1) provisional substitute. However, the election may be waived if the vacancy occurs in the year in which the term of the current Executive Board is set to expire.

SECTION III - EXECUTIVE BOARD MEETING (REDIR)

Functioning

Art. 45 The Executive Board shall meet on an ordinary basis and extraordinarily whenever necessary, upon the call of the President of the Company or of any other two (2) Vice Presidents.

§1 Meetings of the Executive Board shall be convened with the presence of the majority of the acting members, considering the President and Vice Presidents, and matters shall be approved by a simple majority of those present. In the event of a tie, the proposal supported by the President of the Company shall prevail.

§2 The right to vote at Executive Board Meetings is granted to the President and the Vice Presidents, and the accumulation of votes in the event of replacement is not permitted. Voting by proxy shall not be permitted.

§3 The resolutions of the Executive Board shall be recorded in minutes entered into the appropriate book and signed by all those present.

§4 The duties of Directors, if elected by the Board of Directors, shall be defined in the Internal Regulations of the Boards, and such position shall not confer voting rights.

Art. 46 Remote participation of members of the Executive Board in ordinary and extraordinary meetings shall be permitted, when necessary, by means of teleconference or videoconference, provided that effective participation and the authenticity of their votes are ensured. In such case, the member of the Executive Board participating remotely shall be deemed present at the meeting, and their vote shall be valid for all legal purposes and incorporated into the minutes of the respective meeting.

Art. 47 The meetings of the Executive Board shall be recorded by a secretary appointed by its President, and all resolutions shall be entered into minutes and recorded in the appropriate book.

Powers and Duties

Art. 48 Without prejudice to the powers and duties established by law and by the Internal Regulations of the Boards, it is the responsibility of the Executive Board Meeting to:

I resolve on the Company's business activities in a sustainable manner, considering its corporate purpose, as well as economic, social, environmental, climate change, and corporate governance factors, along with risks and opportunities;

II comply with and enforce compliance with the applicable law, the Bylaws, the Company's internal policies and rules, and the resolutions of the General Shareholders' Meeting and the Board of Directors;

III prepare and submit for the approval of the Board of Directors, after prior review:

a) the annual and multi-year plans and programs, aligning investment expenditures with the respective projects, including a risk and opportunity analysis for a minimum horizon defined in the Internal Regulations of the Boards;

b) the Company's budget, indicating the sources and uses of funds, as well as any amendments thereto;

c) investment projects, investments in new businesses, other companies, consortia, joint ventures, Wholly-Owned Subsidiaries, and other forms

of association and enterprises, as well as the incorporation, dissolution, or amendment of any companies, enterprises, or consortia;

- **d)** the performance results of the Company's activities;
- **e)** the Company's quarterly reports, accompanied by the financial statements;
- **f)** the Management Report, accompanied by the financial statements and respective notes, the opinion of the independent auditors, and the proposal for allocation of the net income for the fiscal year;
- **g)** the Company's Integrated Report or Sustainability Report and other corporate reports to be signed by the Board of Directors;
- **h)** the Boards' Internal Regiments and the Company's general regulations and policies.
- **i)** the revisions to the Company's Code of Conduct and Integrity Program, in accordance with applicable law;
- **j)** related-party transactions, within the criteria and limits defined by the Company.

IV approve:

- **a)** the technical and economic evaluation criteria for investment projects, together with the respective delegation plans for their implementation and execution;
- **b)** the accounting chart of accounts;
- **c)** the Company's annual insurance plan;
- **d)** residually, within the statutory and regulatory limits, all matters related to the Company's activities that are not within the exclusive authority of the President of the Company, the Board of Directors, or the General Shareholders' Meeting;
- **e)** the appointment of the Company's representatives to the statutory bodies of companies in which it or its Wholly-Owned Subsidiaries hold or may come to hold a direct or indirect interest;
- **f)** corporate participation in trade associations and non-governmental entities;
- **g)** proposals related to personnel policy; and
- **h)** the internal procurement and contracting regulations.

V authorize, subject to the limits and guidelines set forth by law and by the Board of Directors, and the approval thresholds established in internal regulations and in the Executive Board's Internal Regulations:

- **a)** acts of waiver or judicial or extrajudicial settlement to resolve disputes or claims, with authority to set value limits for delegating the performance of such acts to the President of the Company or any other officer;
- **b)** the execution of any legal transactions when the transaction amount does not exceed two percent (2%) of the Company's net worth, without prejudice to the authority granted by the Bylaws to the Board of Directors, including the acquisition, disposal, or encumbrance of assets, the obtaining of loans and financing, the assumption of obligations in general, and association with other legal entities; and
- **c)** the issuance of non-convertible debentures into shares, observing the limits and guidelines set by the Board of Directors.

VI to establish the guidelines and approve the creation of the organizational structures of the Company and its Wholly-Owned Subsidiaries;

VII to negotiate and execute management instruments between the Company, its Wholly-Owned Subsidiaries, and Wholly-Owned Special Purpose Entities;

VIII to establish and monitor governance practices, internal controls, guidelines, and policies for its Wholly-Owned Subsidiaries, in directly or indirectly controlled companies, and, in the case of direct or indirect minority interests, proportional to the relevance, materiality, and risks of the business in which they participate;

IX authorize the opening, establishment, transfer, and closure of branches, offices, agencies, representations, or any other establishments;

X designate, if it so decides, the Wholly-Owned Subsidiary responsible for carrying out activities related to the management of companies in which the Company and its Wholly-Owned Subsidiaries hold an equity interest, observing their duty to supervise based on governance and control practices proportional to the relevance, materiality, and risks of the business in which they participate; and

XI direct the vote to be cast by the Company at the General Shareholders' Meetings of the Wholly-Owned Subsidiaries and other companies and associations in which the Company holds a direct interest.

§1 The Executive Board may appoint agents or grant powers to other management levels of the Company and of the shared structure in which it participates, through internal rules or an appropriate instrument, including jointly with the Wholly-Owned Subsidiaries, within the individual limits and authority assigned to the officers, for purposes such as executing contracts, agreements, cooperation terms, and other instruments that create obligations for the Company or its Wholly-Owned Subsidiaries, except for acts that are non-delegable by law, provided that they are previously approved within the limits established herein.

§2 When the cumulative value of the acquisition, disposal, or encumbrance of assets, the obtaining of loans and financing, the assumption of obligations in general, and association with other legal entities reaches five percent (5%) of the Company's Net Worth during the fiscal year, a report shall be submitted for resolution by the Board of Directors. Said report shall, for the purposes of this determination, consider the consolidated financial statements of the Company in relation to the last fiscal year.

Art. 49 The Boards' Internal Regulations shall detail the individual duties of each officer and may also require that the performance of certain acts within their specific areas of authority be subject to prior authorization by the Executive Board Meeting.

CHAPTER V - STATUTORY COMMITTEES

Art. 50 The Company will have the following statutory committees: (i) Statutory Audit Committee, (ii) the Investment and Innovation Committee, (iii) Sustainable Development Committee; and (iv) People Committee (collectively "Statutory Committees).

§1 The Statutory Committees shall be remunerated, and their creation shall require an amendment to the Bylaws by resolution of the General Shareholders' Meeting.

§2 The Board of Directors may establish additional committees to assist the Company's Management, with specific and restricted objectives and a defined term of duration, appointing their respective members.

§3 The operation, compensation of the members, and duties of the committees referred to in this article shall be governed by the Board of Directors through their respective Internal Regulations, in accordance with what is set forth in these Bylaws.

SECTION I - STATUTORY AUDIT COMMITTEE (SAC)

Art. 51 The Statutory Audit Committee is an independent, advisory, and permanent body that assists and is connected to the Board of Directors.

Art. 52 The Statutory Audit Committee shall be unified for the Company and its Wholly-Owned Subsidiaries, exercising its duties and responsibilities with respect to the entities directly or indirectly controlled by the Company, as determined by the Board of Directors.

Art. 53 The duties, operation, procedures, and composition of the Statutory Audit Committee shall comply with applicable laws and regulations and shall be detailed in a specific internal regulation, which shall be approved by the Board of Directors, which will also define the activities of the Coordinator of the Statutory Audit Committee.

§1 The Coordinator of the Statutory Audit Committee shall be elected by the Board of Directors from among its independent members and shall be responsible for implementing the Committee's decisions, with records entered in the appropriate minutes book.

§2 The Statutory Audit Committee shall be composed of three (3) members, elected and removable by the Board of Directors, all with a unified term of office of two (2) years, with reelection permitted, subject to the following parameters:

I having a majority of independent members, as defined by applicable laws and regulations;

II at least 01 (one) member with recognized professional experience in corporate accounting, auditing and finance matters, pursuant to the regulations issued by the Securities and Exchange Commission that provides for the registration and exercise of independent auditing activity within the securities market;

III at least 01 (one) of the members of the Statutory Audit Committee shall be an independent member of the Board of Directors;

IV at least one (1) of the Statutory Audit Committee members must not be a member of the Board of Directors and must be selected from the market among individuals with well-known experience and technical expertise;

V the maximum term for serving on the Committee is ten (10) years; and

VI officers of the Company, its subsidiaries, parent company, affiliates, or entities under common control, whether direct or indirect, are prohibited from serving on the Committee.

§3 The same member of the Statutory Audit Committee may accumulate the characteristics provided for in § 2, II and III, above.

§4 The Statutory Audit Committee will meet ordinarily at least 09 (nine) times per year and extraordinarily, whenever necessary, observing the minimum periodicity required by the regulations issued by the Securities and Exchange Commission that govern the registration and exercise of the independent audit activity within the scope of the securities market, deciding by majority votes, with record minutes, in accordance with its Internal Regulations.

§5 The Internal Audit Department shall be functionally linked to the Board of Directors through the Statutory Audit Committee.

Art. 54 The Statutory Audit Committee is granted operational autonomy and an annual or project-based budget allocation, within limits approved by the Board of Directors, to conduct or determine consultations, assessments, and investigations within the scope of its activities, including the hiring and use of independent external specialists.

Sole Paragraph. Without prejudice to the other duties established in the applicable rules and the Internal Regulations, the Statutory Audit Committee is responsible for:

I opine on the hiring and removal of independent audit services for the preparation of an independent external audit or for any other service;

II evaluate quarterly information, interim statements and financial statements;

III monitor the activities of the Internal Audit and the Company's internal controls area;

IV assess and monitor the Company's risk exposures;

V evaluate, monitor, and recommend to management the correction or improvement of the Company's internal policies, including the policy of transactions between related parties;

VI have means for receiving and processing information about non-compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and codes, including with provision of specific procedures for protecting the provider and the confidentiality of the information;

VII prepare an annual summary report, to be presented together with the financial statements, containing the description of: (a) meetings held, its activities, the main matters discussed, the results and conclusions reached and the recommendations made; and (b) any situations in which there is significant discrepancy between the Company's management, the independent auditors and the Statutory Audit Committee in relation to the Company's financial statements;

VIII have means to receive complaints, including confidential ones, both internal and external to the company, in matters related to the scope of its activities;

IX supervise the activities (a) of the independent auditors, in order to evaluate their independence, the quality of the services provided; and the adequacy of the services provided to the Company's needs; (b) the Company's internal controls area; (c) the Company's Internal Audit area; and (d) the drafting area of the Company's financial statements;

X monitor the quality and integrity of: (a) internal control mechanisms; (b) quarterly information, interim statements and financial statements of the Company; and (c) information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements;

XI evaluate and monitor the Company's risk exposures, and even require detailed information on policies and procedures related to: (a) the remuneration of management; (b) the use of Company assets; and (c) expenses incurred on behalf of the Company;

XII evaluate and monitor, together with management and the Internal Audit area, the adequacy of transactions with related parties carried out by the Company and their respective evidence; and

XIII assess, at least annually, whether the Internal Audit department has a structure and budgets considered sufficient for the performance of its functions.

SECTION II - INVESTMENT AND INNOVATION COMMITTEE (IIC)

Art. 55 The Investment and Innovation Committee is an independent, advisory, and permanent body that provides support to the Board of Directors.

Art. 56 The Investment and Innovation Committee shall be a single committee for the Company and its Wholly-Owned Subsidiaries, and may perform its duties and responsibilities with respect to companies directly or indirectly controlled by the Company, by resolution of the Board of Directors.

Art. 57 Its duties, operations, procedures, and composition shall comply with applicable law and will be detailed in specific Internal Regulations, which must be approved by the Board of Directors.

§1 The Coordinator of the Investment and Innovation Committee shall be elected by the Board of Directors from among its members and shall be responsible for carrying out the resolutions of the Committee, which must be recorded in the appropriate minutes book.

§2 The Investment and Innovation Committee shall be composed of three (3) members of the Board of Directors, elected and removable by that body, all with a unified term of office of two (2) years, with reelection permitted.

§3 The President of the Company shall be a member of the Investment and Innovation Committee without voting rights.

§4 The Investment and Innovation Committee shall meet periodically and shall make decisions by majority vote, including dissents and protests, as provided for in its Internal Regulations.

Art. 58 The Investment and Innovation Committee shall have operational autonomy to carry out its activities within its scope, including the engagement and use of independent external specialists.

SECTION III - SUSTAINABLE DEVELOPMENT COMMITTEE (SDC)

Art. 59 The Sustainable Development Committee is an independent, consultative, and permanent body that advises the Board of Directors.

Art. 60 The Sustainable Development Committee shall be the sole committee for the Company and its Wholly-Owned Subsidiaries, and may exercise its duties and responsibilities in relation to companies directly or indirectly controlled by the Company, as determined by the Board of Directors.

Art. 61 Its duties, operations, procedures, and composition shall comply with applicable law and will be detailed in specific Internal Regulations, which must be approved by the Board of Directors.

§1 The Coordinator of the Sustainable Development Committee shall be elected by the Board of Directors and shall be responsible for implementing the decisions of the body.

§2 The Sustainable Development Committee shall be composed of three (3) members, elected and subject to removal by the Board of Directors, all serving a unified term of two (2) years, with reelection permitted, subject to the following parameters:

I up to three (3) members of the Board of Directors; and

II up to one (1) external member with recognized professional experience in matters falling within the Sustainable Development Committee's responsibilities.

§3 The President of the Company shall serve on the Sustainable Development Committee without voting rights; and

§4 The Sustainable Development Committee shall meet periodically, making decisions by majority vote, with minutes recorded, including any dissents and protests, as provided for in its Internal Regulations.

Art. 62 The Sustainable Develpment Committee shall have operational autonomy to carry out its activities within its scope, including the engagement and use of independent external specialists.

SECTION IV - PEOPLE COMMITTEE (PC)

Art. 63 The People Committee is an independent, consultative, and permanent body that advises the Board of Directors.

Art. 64 The People Committee shall be a single committee serving the Company and its Wholly-Owned Subsidiaries, and may exercise its duties and responsibilities with respect to companies directly or indirectly controlled by the Company, as determined by the Board of Directors.

Art. 65 Its duties, operations, procedures, and composition shall comply with applicable law and will be detailed in specific Internal Regulations, which must be approved by the Board of Directors.

§1 The People Committee shall assist the Board of Directors in the development and monitoring of the succession plan, in the evaluation of the Board of Directors, of the Statutory Committees and of the Executive Board; as well as the strategy for compensation of the Bodies as well as in proposals and other matters related to the personnel policy.

§2 The People Committee shall monitor the eligibility process for officers, and members of the Statutory Committees, in accordance with legal and bylaw provisions and taking into account the rules established in internal regulations.

§3 The Coordinator of the People Committee shall be elected by the Board of Directors from among its members and shall be responsible for carrying out the Committee's resolutions.

§4 The People Committee shall be composed of three (3) members, elected and removable by the Board of Directors, all with a unified term of office of two (2) years, with reelection permitted, subject to the following parameters:

I up to three (3) members of the Board of Directors; and

II up to one (1) external member with recognized professional experience in matters falling within the Committee's responsibilities.

§5 The President of the Company shall serve on the People Committee without voting rights.

§6 The People Committee shall meet periodically, deciding by majority vote, with all resolutions, including dissents and protests, recorded in minutes, as provided in its Internal Regulations.

Art. 66 The People Committee shall have operational autonomy to carry out its activities within its scope, including the engagement and use of independent external specialists.

CHAPTER VI - SUPERVISORY BOARD (SB)

Art. 67 The Company shall have a non-permanent Supervisory Board responsible for oversight, with the powers and duties set forth in Federal Law No. 6,404/1976 and other applicable legal provisions.

Art. 68 If installed, the Supervisory Board shall meet as provided in its Internal Regulations, with minutes recorded in a specific book.

Composition and Operation

Art. 69 The Supervisory Board, if installed, shall be composed of 03 (three) full members and an equal number of alternates, elected at the General Meeting, pursuant to Law No. 6,404/1976. The Supervisory Board, when installed, will operate until the first Ordinary General Meeting that takes place after its installation.

§1 The chair of the Supervisory Council, if installed, shall be elected by its peers at the first meeting following the election of its members, and it shall be the responsibility of the chair to carry out the decisions of the body.

§2 Individuals who are natural persons, residing in Brazil, and who possess academic qualifications compatible with the exercise of the position may serve as members of the Supervisory Board, according to the applicable law.

Art. 70 If the Supervisory Board is installed, its powers, operation, and procedures shall comply with the applicable legislation and shall be detailed in specific internal regulations, which shall be approved by the Council itself.

§1 The position of member of the Supervisory Board is non-delegable.

§2 The members of the Supervisory Board have the same duties as the members of Management, as provided in Articles 153 to 156 of Federal Law No. 6,404/1976, and shall be liable for damages resulting from any failure to perform their duties, or from acts carried out with negligence or willful misconduct, or in violation of the law or the Bylaws

Vacancy and Substitutions

Art. 71 If the Supervisory Board is installed, in the event of a vacancy, resignation, or removal of a sitting member, such member shall be replaced by their respective alternate, until a new council member is elected to complete the term.

Representation and Opinions

Art. 72 If the Supervisory Board is installed, the chair of the Supervisory Board, or at least one of its members, shall attend the meetings of the General Shareholders' Meeting and respond to requests for information made by the shareholders.

Sole Paragraph. The opinions and representations of the Supervisory Board, if installed, or of any of its members, may be submitted and read at the General Shareholders' Meeting, regardless of publication and even if the subject matter is not included on the agenda.

CHAPTER VII - COMMON RULES APPLICABLE TO THE STATUTORY BODIES

Investiture, Impediments, and Restrictions

Art. 73 For their investiture in office, the members of the statutory bodies shall meet the minimum requirements set forth in Federal Law No. 6,404/1976, and shall also comply with the procedures established in the Nomination Policy.

Sole Paragraph - Due to incompatibility, the following are prohibited for the Statutory Bodies and advisory committees of Copel and its Whole Subsidiaries:

I representatives of the regulatory agency overseeing the Company; Ministers of State; State or Municipal Secretaries; holders of temporary positions in the public administration classified as special, directive, or advisory; officers of political parties; and holders of elected office in the Legislative Branch at any level of government, even if on leave from their positions; and

II individuals who, within the past thirty-six (36) months, have served in the decision-making structure of a political party or have held a position in a labor union organization.

Art. 74 The members of the Statutory Bodies shall take office upon signing a term of investiture, recorded in the respective minutes book, subjecting themselves to the arbitration clause referenced in article 97.

§1 The term of investiture must be signed within thirty (30) days following election or appointment, under penalty of ineffectiveness, unless justification is accepted by the body to which the member was elected. The term shall indicate at least one (1) domicile for the service of process and notices in administrative or judicial proceedings related to acts performed during the member's term of office, and any change to the designated domicile shall only be effective upon written notice to the Company.

§2 Investiture shall be subject to the submission of a statement of assets and liabilities, in accordance with applicable law, which must be updated annually and upon the conclusion of the term of office.

Art. 75 The members of the Statutory Bodies shall adhere to the policy on trading in securities issued by the Company and the policy on disclosure of material information and facts, in compliance with the regulations of the Brazilian Securities and Exchange Commission, by signing the respective statements of adherence.

Art. 76 Shareholders and the members of the Statutory Bodies who, for any reason, have a direct, indirect, or conflicting personal interest with that of the Company in a given resolution must refrain from participating in the discussion and voting on such matter, even as representatives of third parties, with the reason for the abstention and the nature and extent of their interest to be recorded in the minutes.

Art. 77 In addition to the cases provided for by law, a vacancy shall occur when:

I a member of the Board of Directors, Supervisory Board, or of the Statutory Committees fails to attend two (2) consecutive meetings or three (3) non-consecutive meetings out of the last twelve (12) meetings, without justification; and

II a member of the Executive Board is absent from the performance of their duties for more than thirty (30) consecutive days, except in the case of leave of absence or in situations authorized by the Board of Directors.

Art. 78 An annual performance evaluation shall be conducted, individually and collectively, by the members of the Board of Directors, of the members of the Board of Directors, of the Statutory Committees, and of the Executive Board and its Wholly-Owned Subsidiaries. Such evaluation may be carried out with the assistance of an independent institution, in accordance with a previously defined procedure and in compliance with the Evaluation Policy.

Art. 79 The Statutory Bodies shall meet validly with the presence of the majority of their members and shall adopt resolutions by a majority vote of those present, with

minutes recorded in the corresponding minutes book, which may be drawn up in summary form.

§1 In the event of a non-unanimous decision, a justification for the dissenting vote may be recorded, and a dissenting member shall be exempt from liability if their dissent is registered in the minutes of the meeting or, if that is not possible, if they immediately provide written notice of their position.

§2 In joint deliberations of the Board of Directors and the Executive Board, the member presiding over the meeting shall have the casting vote, in addition to their personal vote.

Art. 80 Members of one Statutory Body may attend the meetings of other bodies when invited, without voting rights.

Art. 81 Meetings of the Statutory Bodies may be held in person, by teleconference, or by videoconference, in accordance with these Bylaws and the respective Internal Regulations.

Compensation

Art. 82 Compensation for the members of the Statutory Bodies shall be set annually by the General Shareholders' Meeting, and no accumulation of compensation or any other benefits shall be allowed as a result of substitutions arising from vacancies, absences, or temporary impediments, in accordance with these Bylaws.

§1 Compensation of the members of the Supervisory Board, if installed, as set by the General Shareholders' Meeting that elects them, shall observe the minimum amount established by law, in addition to the mandatory reimbursement of travel and lodging expenses necessary for the performance of their duties.

§2 If the President of the Company is elected as a member of the Board of Directors, he/she will not receive additional compensation for the position of member of the Board of Directors.

CHAPTER VIII - FISCAL YEAR, FINANCIAL STATEMENTS, PROFITS, RESERVES AND DISTRIBUTION OF RESULTS

Art. 83 The fiscal year shall coincide with the calendar year, and at the end of each fiscal year, financial statements shall be prepared in accordance with the provisions of Federal Law No. 6,404/1976 and the regulations of the Brazilian Securities and Exchange Commission, including the requirement of an independent audit conducted by an auditor registered with such authority.

§1 The Company shall prepare quarterly financial statements and disclose them on its *website*.

§2 At the end of each fiscal year, the Executive Board shall prepare the financial statements required by law, and the following rules shall be observed with respect to results:

I accumulated losses and the provision for income tax shall be deducted from the results for the fiscal year before any allocation of profits;

II five percent (5%) of the net income for the fiscal year shall be allocated to the legal reserve, which shall not exceed twenty percent (20%) of the share capital;

III the Company may record, as a reserve, interest on investments made using its own capital in construction in progress; and

IV other reserves may be established by the Company, in accordance with applicable law and subject to legal limits.

Art. 84 Shareholders shall be entitled, each fiscal year, to receive dividends and/or interest on equity, which shall not be less than twenty-five percent (25%) of the adjusted net income, in accordance with Federal Law No. 6,404/1976.

§1 The Company may raise interim, semi-annual, quarterly or shorter financial statements and balance sheets. Based on retained earnings, profit reserves, and the net income for the current fiscal year, as recorded in semiannual or quarterly interim financial statements, the Board of Directors may resolve to distribute interim dividends out of profit reserves, interim dividends based on interim financial statements, or pay interest on equity, provided that such distribution complies with applicable legislation and the dividend policy.

§2 Interim dividends and interest on equity distributed pursuant to the terms of paragraph 1 shall be credited against the mandatory dividend for the fiscal year in which they are declared, in accordance with applicable law.

§3 The Company shall not be required to distribute dividends in any fiscal year in which the Board of Directors, with the opinion of the Supervisory Board, if installed, advises the Annual General Shareholders' Meeting that such distribution would be incompatible with the Company's financial condition.

§4 Profits not distributed under paragraph 3 shall be allocated to a special reserve and, if not absorbed by losses in subsequent fiscal years, shall be distributed as soon as the Company's financial condition permits.

§5 For purposes of calculating the mandatory distribution percentage set forth above, amounts distributed as interest on equity shall be considered net of applicable taxes, in accordance with applicable law.

Art. 85 Subject to the limits and provisions set forth in Federal Law No. 6,404/1976, in fiscal years in which the mandatory dividend is paid, the General Shareholders' Meeting shall annually establish the limits for participation of the Executive Board in the Company's profits.

CHAPTER IX - DISSOLUTION AND LIQUIDATION

Art. 86 The Company shall be dissolved and placed into liquidation in the cases provided for by law, and the General Shareholders' Meeting shall determine the method of liquidation and elect the liquidator or liquidators, as well as the Supervisory Board, if installed, if its functioning is requested by shareholders representing the quorum established by law or by regulations issued by the Brazilian Securities and Exchange Commission, subject to the applicable legal formalities, and shall establish their powers and compensation.

CHAPTER X - DEFENSE MECHANISMS

Art. 87 The members of the Statutory Bodies are responsible for the losses or damages caused in the exercise of their duties, in the cases provided for by law.

Art. 88 The Company shall ensure legal defense, where there is no conflict with its own interests, in judicial and administrative proceedings brought by third parties against current or former members of the statutory bodies, during or after their respective terms of office, for acts performed in the exercise of their positions or duties.

§1 The same protection set forth above shall be extended to employees, agents, and attorneys-in-fact of the Company who are named as defendants in judicial and/or administrative proceedings exclusively as a result of acts performed

pursuant to authority granted by the Company or in the exercise of powers delegated by the directors.

§2 Legal defense shall be provided either through the Company's internal legal department, by contracting insurance, or, if that is not possible, by retaining an external law firm, at the Company's discretion.

§3 If, after a formal request by the interested party, the Company fails to provide defense as set forth in paragraph 2, the individual may retain legal counsel of their choice at their own expense and shall be entitled to reimbursement of reasonable attorneys' fees and costs, provided that the amounts are proposed within the parameters and conditions then prevailing in the market for the defense of such specific case, approved by the Board of Directors, and provided further that the individual is ultimately acquitted or discharged from liability.

§4 The Board of Directors may resolve to advance attorneys' fees in the case referred to in paragraph 3.

Art. 89 The Company may enter into indemnity agreements, subject to applicable law and the guidelines established in the Indemnity Policy.

§1 The agreements referred to in the head paragraph of this article shall not provide indemnification for acts performed:

I outside the scope of the duties or authority of their signatories;

II in bad faith, with willful misconduct, gross negligence, or fraud;

III in the interest of the individual or of third parties to the detriment of the Company's corporate interest; and

IV in any other cases provided for in the Indemnity Policy or the respective indemnity agreement.

§2 The coverage provided under the indemnity agreement shall apply only if there is no civil liability insurance coverage available, as provided for in Article 95 of these Bylaws.

Art. 90 The Company shall ensure timely access to all documentation necessary for legal defense. Additionally, the Company shall bear court costs, fees of any kind, administrative expenses, and deposits required to secure appeals when the defense is conducted by the internal legal department.

Art. 91 If any person entitled to legal defense, among those referred to in Article 88 of these Bylaws, is found liable or convicted by a final and unappealable judgment, based on a violation of law or of the Bylaws, or arising from willful misconduct or negligence, such person shall be required to reimburse the Company for all amounts actually disbursed in connection with the legal defense, as well as for any losses caused.

Art. 92 The Company may maintain a permanent civil liability insurance policy in favor of the persons referred to in Article 88 of these Bylaws, in the form and scope defined by the Board of Directors and set forth in the applicable policy, to cover court costs and attorneys' fees arising from judicial and administrative proceedings brought against them, in order to protect them from liabilities resulting from acts performed in the exercise of their positions or duties, covering the entire term of their respective mandates.

CHAPTER XI - TRANSFER OF CONTROL AND EXIT FROM THE NOVO MERCADO

Art. 93 The transfer of control of the Company, whether through a single transaction or successive transactions, shall be contracted subject to a precedent o suspensive condition that the acquirer undertakes to launch a public tender offer for the shares held by the other shareholders of the Company, in accordance with the conditions and timeframes set forth in applicable law and in the Regulation of the Novo Mercado, so as to ensure that they receive treatment equal to that afforded to the transferring controlling shareholder.

Art. 94 Without prejudice to the provisions of the Novo Mercado, the voluntary exit from the Novo Mercado must be preceded by a public offer to acquire shares that observes the procedures provided for in the regulations issued by the Securities and Exchange Commission on public offers to acquire shares to cancel the registration of a publicly traded company and the following requirements:

I the price offered must be fair, and it is possible to request a new evaluation of the Company in the manner established in Federal Law No. 6,404/1976; and

II shareholders holding more than 1/3 of the outstanding shares must accept the public offer to acquire shares or expressly agree to the exit of the aforementioned segment without the effect of disposal of the shares.

Sole Paragraph - Voluntary departure from the Novo Mercado may occur regardless of the public offer mentioned in this Article, in the event of dismissal approved at the General Meeting, pursuant to the terms of the Novo Mercado Regulation.

CHAPTER XII - PROTECTION OF PUBLIC FLOAT

Art. 95 Any shareholder or group of shareholders who, directly or indirectly, acquires common shares that, altogether, represent more than twenty-five percent (25%) of Copel's voting capital and does not reduce their holdings to below such threshold within one hundred and twenty (120) days shall be required to conduct a public tender offer for the acquisition of all remaining common shares, at a price at least one hundred percent (100%) higher than the highest trading price for the common shares during the last five hundred and four (504) trading sessions preceding the date on which the shareholder or group of shareholders exceeded the threshold set forth in this article, adjusted on a *pro rata dies* basis by the Special System for Settlement and Custody (SELIC, Sistema Especial de Liquidação e Custódia) rate.

Sole Paragraph. The obligation to conduct a public tender offer shall not apply to shareholders who, as of the effective date of this provision, already hold a direct or indirect interest exceeding the threshold set forth in the head paragraph, but shall apply if: (1) following a reduction in their holdings, their interest subsequently increases and again exceeds twenty-five percent (25%) of the Company's voting capital; or (2) without having reduced their holdings below the threshold set forth in the head paragraph, they acquire any additional interest that is not divested within the period provided for in this article.

Art. 96 Any shareholder or group of shareholders who, directly or indirectly, acquires common shares representing, altogether, more than fifty percent (50%) of Copel's voting capital and do not reduce their holdings to below such threshold within one hundred and twenty (120) days shall be required to conduct a public tender offer for the acquisition of all remaining common shares, at a price at least two hundred percent (200%) higher than the highest trading price of the common shares during the five hundred and four (504) trading sessions preceding the date on which the shareholder or group of shareholders exceeded the threshold set forth in this article,

adjusted on a *pro rata dies* basis by the Special System for Settlement and Custody (SELIC) rate.

CHAPTER XIII - CONFLICT RESOLUTION

Art. 97 The Company, its shareholders, administrators and members of the Audit Committee, if installed, and alternates, commit to resolve, through arbitration, before the Market Arbitration Chamber, in the form of its regulation, any and all disputes or controversies that may arise between them, related to or arising from its status as an issuer, shareholders, administrators, members of the Audit Committee, members of Statutory Committees and, in particular, arising from the provisions contained in Federal Law No. 6,404/1976, in Federal Law No. 6,385/1976, in these Bylaws, in the standards edited by the National Monetary Council, by the Central Bank of Brazil and the Securities and Exchange Commission, as well as in the other standards applicable to the operation of the capital market in general, in addition to those contained in the Novo Mercado Regulation, the other regulations of B3 and the Novo Mercado Share Agreement.

CHAPTER XIV - GENERAL PROVISIONS

Art. 98 In the event of the withdrawal of shareholders, the amount to be paid by the Company as reimbursement for the shares held by shareholders who have exercised their right of withdrawal, in cases authorized by law, shall correspond to the book value per share, determined based on the most recent set of financial statements approved by the General Shareholders' Meeting, without prejudice to the shareholder's right to request the preparation of a special balance sheet in the cases provided for in Article 45 of Federal Law No. 6,404/1976.

Art. 99 The Company shall comply not only with the shareholders' agreement but also with the guidelines and procedures set forth in federal, state, and municipal legislation, as well as regulatory and normative rules issued by state and federal authorities.

Art. 100 The provision contained in Article 5, Paragraph 1 shall cease to be in force with the start of trading of the Company's common shares in the Novo Mercado segment.

ANNEX I – AMENDMENTS TO THE BYLAWS

The original text of Copel's Bylaws (filed with Jucepar under No. 17,340 on 06/16/1955, and published in the DOE PR on 06/25/1955) has been subject to amendments, with references listed below:

Minutes of GSM	JUCEPAR		Published in DOE PR
	Filing No.	Date	
09/09/1969	83,759	10/01/1969	10/08/1969
08/21/1970	88,256	09/04/1970	09/14/1970
10/22/1970	88,878	11/05/1970	11/16/1970
04/28/1972	95,513	05/24/1972	05/30/1972
04/30/1973	101,449	08/15/1973	08/28/1973
05/06/1974	104,755	05/21/1974	06/05/1974
12/28/1974	108,364	02/07/1975	02/21/1975
04/30/1975	110,111	06/03/1975	06/18/1975
03/26/1976	114,535	04/29/1976	05/10/1976
02/15/1978	123,530	02/28/1978	03/08/1978
08/14/1979	130,981	11/09/1979	11/20/1979
02/26/1980	132,253	03/25/1980	04/16/1980
10/30/1981	139,832	12/01/1981	12/18/1981
05/02/1983	146,251	05/31/1983	06/14/1983
05/23/1984	150,596	07/26/1984	08/28/1984
12/17/1984	160,881	01/17/1985	02/11/1985
06/11/1985	162,212	07/01/1985	07/18/1985
01/12/1987	166,674	02/13/1987	02/26/1987
03/18/1987	166,903	04/07/1987	05/08/1987
06/19/1987	167,914	07/02/1987	07/14/1987
02/22/1994	18444.7	02/28/1994	03/17/1994
08/22/1994	309.0	09/20/1994	10/06/1994
02/15/1996	960275860	02/27/1996	03/06/1996
10/18/1996	961839597	10/29/1996	11/06/1996
07/10/1997	971614148	07/18/1997	07/22/1997
03/12/1998	980428793	04/01/1998	04/07/1998
04/30/1998	981597050	05/0601998	05/12/1998
05/25/1998	981780954	05/28/1998	06/02/1998
01/26/1999	990171175	02/05/1999	02/11/1999
03/25/1999	990646483	04/14/1999	04/23//1999
03/27/2000	000633666	03/30/2000	04/07/2000
08/07/2001	20011994770	08/14/2001	08/27/2001
12/26/2002	20030096413	01/29/2003	02/10/2003
02/19/2004	20040836223	03/08/2004	03/19/2004
06/17/2005	20052144879	06/23/2005	07/05/2005
01/11/2006	20060050632	01/20/2006	01/25/2006

Cont....

ANNEX I – AMENDMENTS TO THE BYLAWS

Continued...

Minutes of GSM	JUCEPAR		Published in DOE PR
	Filing No.	Date	
04/28/2006	20063253062	08/30/2006	09/11/2006
07/02/2007	20072743441	07/04/2007	07/27/2007
04/18/2008	20081683790	04/25/2008	05/27/2008
03/13/2009	20091201500	03/13/2009	03/31/2009
07/08/2010	20106612077	07/20/2010	08/04/2010
04/28/2011	20111122929	05/10/2011	06/07/2011
04/26/2012	20123192609	05/09/2012	05/15/2012
04/25/2013	20132186560	05/07/2013	05/20/2013
07/25/2013	20134231198	07/30/2013	08/08/2013
10/10/2013	20135861330	10/15/2013	10/25/2013
04/24/2014	20142274046	04/29/2014	05/05/2014
04/23/2015	20152615962	05/04/2015	05/06/2015
12/22/2016	20167724827	01/04/2017	01/06/2017
06/07/2017	20173251129	06/12/2017	06/19/2017
06/28/2018	20183296796	07/11/2018	07/17/2018
04/29/2019	20192743090	05/07/2019	05/10/2019
12/02/2019	20197383041	12/17/2019	12/19/2019
03/11/2021	20211660922	03/25/2021	04/06/2021
09/27/2021	20216601347	09/30/2021	10/18/2021

Minutes of GSM of	JUCEPAR		Statement published in the newspaper *Valor Econômico*
	Filing No.	Date	
04/28/2023	20233084983	05/08/2023	05/12/2023
07/10/2023*	20234989270	07/25/2023	07/28/2023
10/30/2024	20248270168	11/08/2024	11/13/2024

*By virtue of the condition set forth at the 207th Extraordinary General Shareholders' Meeting, held on 07/10/2023, Copel's Bylaws as a Corporation came into force on 08/11/2023, with the settlement of the Company's public tender offer on B3.

ANNEX II – EVOLUTION OF SHARE CAPITAL (ART. 5)

Initial Capital on 03/28/1955: Cr$ 800,000,000.00

Minutes of GSM	New Approved Capital	JUCEPAR		Published in DOE PR
		Filing No.	Date	
	Cr$			
10/01/1960	1,400,000,000.00	26,350	10/13/1960	10/14/1960
04/16/1962	4,200,000,000.00	31,036	05/0301962	05/26/1962
11/11/1963	8,000,000,000.00	37,291	11/28/1963	12/02/1963
10/13/1964	16,000,000,000.00	50,478	10/23/1964	10/31/1964
09/24/1965	20,829,538,000.00	65,280	10/15/1965	10/18/1965
10/29/1965	40,000,000,000.00	65,528	11/12/1965	11/18/1965
09/20/1966	70,000,000,000.00	70,003	10/11/1966	10/18/1966[1]
	NCr$			
10/31/1967	125,000,000.00	74,817	12/01/1967	12/07/1967
06/17/1968	138,660,523.00	77,455	06/27/1968	07/13/1968
11/27/1968	180,000,000.00	79,509	12/10/1968	12/20/1968
06/06/1969	210,000,000.00	82,397	07/11/1969	08/05/1969
10/13/1969	300,000,000.00	84,131	10/30/1969	11/03/1969
12/03/1969	300,005,632.00	84,552	12/16/1969	12/30/1969
04/06/1970	332,111,886.00	86,263	05/14/1970	06/09/1970
	Cr$			
11/24/1970	425,000,000.00	89,182	12/11/1970	12/18/1970
12/18/1970	500,178,028.00	89,606	02/04/1971	02/17/1971
07/31/1972	866,000,000.00	97,374	09/21/1972	10/04/1972
04/30/1973[2]	867,934,700.00	101,449	08/15/1973	08/28/1973
08/31/1973	877,000,000.00	102,508	11/09/1973	11/21/1973
10/30/1973[3]	1,023,000,000.00	103,387	01/25/1974	02/11/1974
05/30/1974	1,023,000,010.00	105,402	06/21/1974	06/27/1974
12/27/1974	1,300,000,000.00	108,364	02/07/1975	02/21/1975
04/30/1975	1,302,795,500.00	110,111	06/13/1975	06/18/1975
12/22/1975	1,600,000,000.00	113,204	01/15/1976	02/13/1976
03/26/1976	1,609,502,248.00	114,535	04/29/1976	05/10/1976
12/17/1976	2,100,000,000.00	118,441	01/14/1977	02/04/1977
08/29/1977	3,000,000,000.00	122,059	10/14/1977	10/25/1977
11/16/1977	3,330,000,000.00	122,721	12/13/1977	01/12/1978
04/28/1978	3,371,203,080.00	125,237	07/06/1978	07/20/1978

Cont....

1 *Corrected in DOE PR dated 06/05/1967.*
2 *Ratified in the EGSM dated 08/07/1973, published in DOE PR dated 08/23/1973.*
3 *Ratified in the EGSM dated 12/21/1973, published in DOE PR dated 02/01/1974.*

ANNEX II – EVOLUTION OF SHARE CAPITAL (ART. 5)

Continued...

Minutes of GSM	New Approved Capital	JUCEPAR		Published in DOE PR
		Filing No.	Date	
	Cr$			
12/14/1978	4,500,000,000.00	127,671	01/19/1979	03/06/1979
03/05/1979	5,656,487,659.00	128,568	05/04/1979	05/17/1979
04/30/1979	5,701,671,254.00	129,780	07/24/1979	08/14/1979
09/24/1979	8,000,000,000.00	130,933	11/05/1979	11/23/1979
	CR$			
03/27/1980	10,660,296,621.00	133,273	06/17/1980	06/27/1980
04/29/1980	10,729,574,412.00	133,451	06/27/1980	07/16/1980
10/16/1980	11,600,000,000.00	135,337	12/02/1980	01/20/1981
04/30/1981	20,000,000,000.00	137,187	05/19/1981	05/29/1981
10/30/1981	20,032,016,471.00	139,832	12/01/1981	12/18/1981
04/30/1982	37,073,740,000.00	141,852	06/01/1982	06/17/1982
10/29/1982	39,342,000,000.00	144,227	12/14/1982	12/29/1982
03/14/1983	75,516,075,768.00	145,422	04/12/1983	05/10/1983
05/02/1983	80,867,000,000.00	146,251	05/31/1983	06/14/1983
09/01/1983	83,198,000,000.00	148,265	10/25/1983	12/09/1983
04/10/1984	205,139,191,167.00	150,217	06/15/1984	07/17/1984
04/10/1984	215,182,000,000.00	150,217	06/15/1984	07/17/1984
10/05/1984	220,467,480,000.00	160,412	11/08/1984	11/27/1984
03/25/1985	672,870,475,837.00	161,756	05/21/1985	06/11/1985
03/25/1985	698,633,200,000.00	161,756	05/21/1985	06/11/1985
09/18/1985	719,093,107,000.00	163,280	11/14/1985	11/27/1985
	Cz$			
04/25/1986	2,421,432,629.00	164,815	06/11/1986	06/30/1986
10/23/1986	2,472,080,064.00	166,138	11/06/1986	11/14/1986
03/18/1987	4,038,049,401.49	166,903	04/07/1987	05/08/1987
03/18/1987	4,516,311,449.87	166,903	04/07/1987	05/08/1987
09/18/1987	4,682,539,091.91	168,598	10/06/1987	10/16/1987
04/14/1988	18,772,211,552.10	170,034	05/06/1988	05/25/1988[4]
04/14/1988	19,335,359,578.00	170,034	05/06/1988	05/25/1988
06/14/1988	19,646,159,544.00	170,727	07/11/1988	07/20/1988
04/25/1989	174,443,702,532.00	172,902	05/26/1989	07/06/1989
	NCz$			
04/25/1989	182,848,503.53	172,902	05/26/1989	07/06/1989
06/26/1989	184,240,565.60	17,337.4	07/12/1989	07/21/1989

Cont....

4 *Correction in DOE No. 2780, dated 05/27/1988.*

ANNEX II – EVOLUTION OF SHARE CAPITAL (ART. 5)

Continued...

Minutes of GSM	New Approved Capital	JUCEPAR		Published in DOE PR
		Filing No.	Date	
	Cr$			
03/30/1990	2,902,464,247.10	175,349	05/02/1990	05/09/1990
03/30/1990	3,113,825,643.60	175,349	05/02/1990	05/09/1990
05/25/1990	3,126,790,072.52	176,016	07/10/1990	08/09/1990
03/25/1991	28,224,866,486.42	17,780.9	04/26/1991	05/23/1991
03/25/1991	30,490,956,176.38	17,780.9	04/26/1991	05/23/1991
05/23/1991	30,710,162,747.26	17,833.7	06/18/1991	06/27/1991
04/28/1992	337,561,908,212.47	18,061.7	06/08/1992	07/06/1992
04/28/1992	367,257,139,084.96	18,061.7	06/08/1992	07/06/1992
06/25/1992	369,418,108,461.33	18,089.9	07/09/1992	07/17/1992
04/01/1993	4,523,333,257,454.10	18,255.3	04/29/1993	05/20/1993
04/01/1993	4,814,158,615,553.95	18,255.3	04/29/1993	05/20/1993
06/15/1993	4,928,475,489,940.95[5]	18,313.9	07/13/1993	08/24/1993
	CR$			
04/26/1994	122,158,200,809.22[6]	1847810	05/10/1994	06/08/1994
	R$			
04/25/1995	446,545,229.15	950696471	05/18/1995	06/19/1995
04/23/1996	546,847,990.88	960710000	05/07/1996	05/15/1996
07/29/1997	1,087,959,086.89	971614130	07/30/1997	08/01/1997
08/07/1997	1,169,125,740.57[7]	971761671	08/12/1997	08/15/1997
03/12/1998	1,225,351,436.59	980428793	04/01/1998	04/07/1998
03/25/1999	1,620,246,833.38	990646483	04/14/1999	04/23/1999
12/26/2002	2,900,000,000.00	20030096413	01/29/2003	02/10/2003
04/29/2004	3,480,000,000.00	20041866290	06/07/2004	06/18/2004
04/27/2006	3,875,000,000.00	20061227897	05/09/2006	05/24/2006
04/27/2007	4,460,000,000.00	20071761462	05/05/2007	05/29/2007
04/27/2010	6,910,000,000.00	20105343960	05/06/2010	05/13/2010
12/22/2016	7,910,000,000.00	20167724827	01/04/2017	01/06/2017
04/29/2019	10,800,000,000.00	20192743090	05/07/2019	05/10/2019

Minutes	New Approved Capital	JUCEPAR		Published in DOE PR
		Filing No.	Date	
	R$			
BOD - 09/06/2023	12,831,618,938.25	20237759918	10/31/2023	11/13/2024

5 *Due to Provisional Measure No. 336 of 07/28/1993, which changed the national currency, the Company's share capital, as of 08/01/1993, began to be recorded in "cruzeiros reais" (CR$ 4,928,475,475.41 as of that date).*

6 *Due to Provisional Measure No. 542 of 06/30/1994, which changed the national currency, the Company's share capital, as of 07/01/1994, began to be recorded in "reais" (R$ 44,421,146.54 as of that date).*

7 *Share capital increase authorized by the Board of Directors.*

Appendix V

INFORMATION REGARDING THE CREATION OF A NEW PREFERRED SHARE CLASS (PNC), ACCORDING TO ART. 18 RCVM 81

1. **If Preferred Stock or New Preferred Stock Class is Created**

a) **Present rationale, in detail, for the proposal to create shares**

The proposal to create the new compulsorily redeemable PNC shares falls within the context of the Company's migration to the Novo Mercado.

Due to the requirements set forth in the Novo Mercado Regulation, especially the one set forth in Art. 8, the Company's share capital must be exclusively composed of voting shares, which will require the conversion of preferred shares ("**PN**").

In order to promote adhesion and stimulate approval of the operation by shareholders, particularly the current holders of **PN shares**, the Company's management proposes that the PN Conversion (as detailed in item 6 of this Proposal) include, in addition to the delivery of the corresponding number of common shares (in the proportion of 1 common share for each PN share), also the delivery of 1 compulsorily redeemable PNC share.

The creation and granting of compulsorily redeemable PNC shares to the holders of PN shares may contribute to the execution of the operation, insofar as it is predicted that, immediately after the PN Conversion, the compulsory redemption of such PNC shares will occur at the amount of R$ 0.7749 per PNC share redeemed.

Thus, at the end, by virtue of the PN Conversion, the holders of PN shares would receive, in return, 1 common share for each PN share as well as the amount corresponding to R$ 0.7749 per share.

It should be noted that, pursuant to Articles 5 and 100 of the amended Bylaws as proposed to the Extraordinary General Meeting scheduled to be held, on the first call, on August 4, 2025, the statutory authorization for the creation of the PNC shares will no longer in force with the admission and effective trading of the shares issued by the Company in the Novo Mercado.

b) **Describe, in detail, the rights, advantages and restrictions to be attributed to the shares to be created, in particular:**

i. Increased dividends in comparison to common shares
ii. Fixed or minimum dividends
iii. Possible cumulative nature of dividends
iv. Right to participate in remaining profits
v. Right to receive dividend to the capital reserve account
vi. Capital reimbursement priority
vii. Equity Reimbursement Premium
viii. Voting right
ix. Statutory right to elect board members by separate vote
x. Right to be included in the public offer to acquire shares in the event of disposal of control provided for in art. 254-A of Law No. 6.404, of 1976
xi. Right to veto in relation to statutory amendments
xii. Redemption Terms and Conditions
xiii. Amortization Terms and Conditions

Under the terms described in this Proposal, the PNC shares to be issued would be compulsorily redeemed, immediately after the PN Conversion, upon payment of the amount of R$ 0.7749 per PNC share redeemed.

As provided for in Art. 5 of the draft Bylaws submitted for EGM approval, the PNC shares to be issued – and compulsorily redeemed – would have the following characteristics, rights and advantages:
(i) except for the provisions of the Level 2 Regulation until migration to the Novo Mercado, they do not grant the holder the right to vote in the resolutions of the General Meeting, nor will they acquire the right to vote fully in the event of non-declaration or payment of the proceeds to which they are entitled;
(ii) they grant the priority of capital reimbursement in the event of liquidation of the Company's assets, without premium, in the amount corresponding to the percentage of the share capital represented by such share;
(iii) they are automatically and compulsorily redeemable immediately upon issuance, without the need for a special meeting of shareholders holding preferred shares, the amount to be defined at the time of its issuance, to be paid in national currency on the date of redemption, with the Company being permitted to withhold amounts for the purpose of paying taxes, fees and expenses for which, by law, the Company is responsible for withholding at the source on behalf of the shareholder;
(iv) they grant the right to receive proceeds on equal terms with the common shares issued by the Company; and
(v) they confer the right to be included in any public offer of disposal of control, on equal terms with common shares.

c) **Provide detailed analysis of the impact of the creation of shares on the rights of holders of other types and classes of shares of the company**

Under the terms described in item 1(a) above, the management clarifies that the creation of PNC shares falls within the context of the Migration to the Novo Mercado, having been structured in order to promote and stimulate the adhesion and approval of the operation by the Company's shareholders, especially by the holders of PN shares – who would receive PNC shares in the context of the PN Conversion.

In this sense, considering that the PNC shares would be compulsory and immediately redeemed shortly after the PN Conversion, the management does not envision relevant impacts for the other shareholders of the Company.

2. **If preferences, advantages or conditions for redemption or amortization of preferred shares change**

a) **Describe in detail the proposed changes**

b) **Rationale, in detail, the proposed changes**

c) **Provide detailed analysis of the impact of the proposed changes on the holders of the shares subject to the change**

d) **Provide detailed analysis of the impact of proposed changes on the rights of holders of other species and share classes of the company**

As highlighted above, PNC shares would be issued only in the context of the PN Conversion of PN shares.

In this context, if the issuance of the PNC shares, the PN Conversion and the respective Redemption are approved, the PN shares would be extinguished - consedering that their holders would receive common shares and compulsorily redeemable PNC shares - observing the proportion of 1 common share and 1 PNC share for each 1 PN share.

Appendix VI

INFORMATION RELATING TO THE RIGHT OF WITHDRAWAL, IN ACCORDANCE WITH ART. 21 OF COVM 81 (ANNEX H OF COVM 81)

1. **Describe the event that gave or will give rise to the withdrawal and its legal basis**

Pursuant to this Proposal, with the objective of enabling the migration of the Company to the Novo Mercado segment of B3, the Company's management proposed to its shareholders, among other matters: (a) the creation of the new PNC preferred share class, compulsorily redeemable; and (b) the mandatory conversion of all PN preferred shares (already considering the PN Unification) into common shares and PNC shares – observing the proportion of 1 common share and 1 PNC share for each 1 PN share ("**PN Conversion**").

It should be emphasized that, pursuant to the terms of art. 136, I and II, of the Brazilian Corporate Law, the structure proposed above, with the creation of redeemable PNC shares, and the PN Conversion, involves matters that, under the terms of the Brazilian Corporate Law (art. 137, I), confer the right of withdrawal to the current holders of the PNA and PNB shares – which, under the terms of the PN Unification, if approved, will become holders of PN shares.

Accordingly, the PN Conversion is subject to the implementation of the Suspending Conditions detailed in item 6 of this Proposal, which include ratification, by more than half of the holders of PNA and PNB shares gathered at a special meeting ("**AGESP PN**"), pursuant to Art. 136, §1, of the Brazilian Corporate Law ("**PN Classification**").

Thus, in the context of the adoption of the measures for the implementation of the Migration to the Novo Mercado, the Company's management will timely provide for the convening of AGESP PN for the holders of PN shares to decide on the matter.

Holders of PN shares who do not approve the PN Conversion in the aforementioned AGESP PN - whether by dissension, abstention or absence - will have the right to withdraw from the Company, upon reimbursement of the shares of which they are proven to be uninterrupted holders between the date of the material fact that announced the PN Conversion, on June 23, 2025, and the date of effective exercise of the right of withdrawal, pursuant to Art. 137, § 1, of the Brazilian Corporation Law.

The criteria for calculating the reimbursement amount in the event of any exercise of the right of withdrawal are provided for in item 5 below.

Finally, the Company notes that it reserves the right to convene a general meeting to ratify or reconsider the resolution, if the administrators believe that payment of the price of reimbursement of the PN shares to the dissenting shareholders who exercised the right of withdrawal will put the financial stability of the Company at risk, pursuant to Art. 137, §3, of the Brazilian Corporate Law.

2. **Report the shares and classes to which the withdrawal applies**

The right of withdrawal will be applicable to shareholders holding PN shares who do not approve the PN Conversion in AGESP PN—whether by dissention, abstention or absence.

3. **Inform the date of the first publication of the call notice of the meeting, as well as the date of communication of the relevant fact regarding the decision that gave or will give rise to the withdrawal**

The first Material Fact referring to the proposals that will give rise to the right of withdrawal was disclosed by the Company on June 23, 2025.

The call notice of this Meeting was published, for the first time, on June 24, 2025.

4. **Inform the deadline for exercising the right of withdrawal and the date that will be considered for the purpose of determining the holders of the shares that may exercise the right of withdrawal**

Uninterruptible holders of PN shares between the date of disclosure of the first Material Fact on the proposal of the PN Conversion (June 23, 2025), and the date of effective exercise of the right of withdrawal, pursuant to Art. 137, § 1, of the Corporations Act.

Among such shareholders, holders of PN shares who do not vote favorably for the PN Conversion in the AGESP PN—whether by dissention, abstention or absence, may exercise the right to withdraw Pursuant to Art. 137 of the Corporations Law, the deadline for exercising the right of withdrawal, under penalty of forfeiture, will be up to 30 days from the date of publication of the minutes of the special meeting.

5. **Report the amount of reimbursement per share or, if it is not possible to determine it in advance, the management estimate of this amount**

Pursuant to Article 107 of the Company's Bylaws, in the event of exercise of the right of withdrawal by shareholders holding PN shares, the reimbursement amount will correspond to the book equity value of the share, calculated based on the net equity contained in the last financial statements approved by the general meeting, ensuring the right to draw up the special balance sheet provided for in Art. 45 of the Corporation Law.

Based on this criterion, the equity value of the Company's shares calculated based on the financial statements for the fiscal year ended December 31, 2024, adjusted based on the Net Equity divided by the number of outstanding shares, excluding shares in treasury, would correspond to R$ 8.6467556201 per share.

6. **Inform how reimbursement is to be calculated**

The amount of the reimbursement will correspond to the book equity value of the share, calculated based on the net equity contained in the last financial statements approved by the general meeting, observing the provisions of item 5 above.

7. **Inform whether shareholders will be entitled to request the withdrawal of the special balance sheet**

The right to draw up the special balance sheet provided for in art. 45 of the Brazilian Corporate Law will be guaranteed, in compliance with the provisions of item 5 above.

8. **If reimbursement amount is determined by evaluation, list experts or specialist companies recommended by management**

Not applicable.

9. **In the event of incorporation, incorporation of shares or merger involving controlling and controlled companies or under common control**

a) **Calculate stock replacement relationships based on equity value at market prices or other criteria accepted by CVM**

b) **Inform whether the relationships of substitution of the shares provided for in the operation protocol are less advantageous than those calculated in accordance with item 9 (a) above**

c) **Report the reimbursement amount calculated based on the value of the equity at market prices or other criteria accepted by the CVM**

Not applicable.

10. **Report the equity value of each share calculated according to the last approved balance sheet**

The equity value of the Company's shares calculated based on the financial statements for the fiscal year ended December 31, 2024, adjusted based on the Net Equity divided by the number of shares outstanding, excluding shares in treasury, would correspond to R$ 8.6467556201 per share.